Healthy Today. Building a Better Tomorrow.

THE CIGNA GROUP 2023 ANNUAL REPORT



THE **CIGNA** GROUP

To improve the health
and vitality of those we serve.



A LETTER FROM DAVID M. CORDANI,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
THE CIGNA GROUP

Healthy today. Building a better tomorrow.

Throughout 2023, a common theme emerged in my conversations with clients and partners, civic and business leaders, co-workers, health care industry professionals, and others.

People want more than just bearing the disruption and challenges that have become commonplace in the U.S. and around the world. They want to thrive and live their most healthy, productive, and fulfilling life. At The Cigna Group℠, we call this vitality – and helping improve it for the individuals, businesses, and communities we serve is a driving force for our company.

From life-changing new treatments and improved insights to more personalized, coordinated care, the tools have never been better. While the needs are clear, the challenges, however, have never been greater. According to our second annual Vitality in America study, overall vitality levels among U.S. adults have plateaued. Additionally, many individuals are increasingly struggling with their physical, emotional, and financial health and well-being. When this happens, people struggle. When that happens, companies struggle. And when that happens, communities struggle.[1]

I remain optimistic even in the face of these challenges. Our determination to support greater vitality continues to strengthen. As I visited dozens of large and small communities in 2023, I saw firsthand what can be achieved when like-minded individuals combine their collective knowledge, depth of resources, and shared commitment to action.

In that same spirit, I'm proud to report the progress we made across The Cigna Group in 2023. The strong performance and achievements of our approximately 72,500 co-workers globally underscored our commitment to a **Healthy Today** as we delivered top-quality access to care, affordable treatment options, and day-to-day support for our customers and patients, employer clients, and health plan partners.

At the same time, we are leveraging our capabilities and expertise to look toward the future by **Building a Better Tomorrow**. This requires that we not just understand what our stakeholders currently need from us but also anticipate what they will need tomorrow – and meet them there with industry-leading services and support.

Healthy Today: Our results and our progress

2023 was a very strong year of consistent performance and sustained growth for The Cigna Group. Our company:

- Grew full-year total revenues to $195.3 billion, an increase of 8% year over year.[2]
- Achieved shareholders' net income for 2023 of $5.2 billion, or $17.39 per share, and adjusted income from operations of $7.4 billion, or $25.09 per share.[2, 3]
- Generated cash flow from operations of $11.8 billion, an increase of 36% year over year.[2]
- Expanded our total share repurchase authority to $11.3 billion, representing a value-enhancing deployment of capital. We expect to repurchase at least $5 billion in common stock by the end of the first half of 2024, as well as use the majority of our discretionary cash flow for share repurchase this year.[4]



Our determination to support greater vitality continues to strengthen.

Our performance in 2023 extends our track record of delivering consistent positive results in the face of dynamic market conditions and reflects the intentional design of our company's growth platforms. Over the past decade, as a result of our focus, discipline, and sustained execution, we have delivered adjusted earnings per share (EPS) growth of more than 13% on an annualized basis.[3, 5] Additionally, in the five years since our combination with Express Scripts®, we have realized key goals we established for the combined company. Through 2023, we have grown adjusted revenue by over $50 billion and met or exceeded our adjusted EPS objectives each year,[3, 5] and we have returned $27 billion[5] to shareholders through share repurchase, as well as attractive dividend payments.

In short, only by delivering value to our customers, patients, clients, and communities are we able to grow and deliver value back to our shareholders.

Building a Better Tomorrow: Advancing our strategy

We are focused on improving the way care is accessed, delivered, and coordinated to drive better health outcomes, affordability, and growth across our Evernorth Health Services® and Cigna Healthcare℠ benefits platforms.

EVERNORTH HEALTH SERVICES

Evernorth Health Services continued demonstrating its ability to create value with leading capabilities in pharmacy benefits, specialty, and care.

One major area of focus is managing the expanding wave of pharmacological innovation bringing life-changing medications, as well as addressing growing pressures on access and affordability. In 2023, our pharmacy benefits services business took action to increase access to affordable medicines and drive greater transparency and predictability, such as with our EncircleRx℠ GLP-1 solution that helps employers and organizations manage the complexity and costs of obesity, diabetes, and cardiovascular disease.[6] We also implemented the single largest contract ever in the pharmacy benefits industry, successfully preparing to serve about 20 million Centene customers at the start of 2024.[7]

We launched a series of other innovations throughout 2023, including ClearCareRx to provide clients with additional transparency and broader choice and Express Scripts ClearNetwork℠ to provide an option for clients looking to simplify what they pay for prescription drugs.[8, 9] We also announced our new IndependentRx initiative, recognizing the critical role of pharmacists in rural areas in improving access for millions of Americans by filling gaps in care.[10]

Accredo® by Evernorth, our leading and fast-growing specialty pharmacy business, has an increasingly critical role as the rate of complex drug innovation accelerates. For example, we are focused on the multi-year biosimilar wave to drive greater savings and value for our clients. With Accredo and CuraScript SD®, we are supporting patients and providers with safe and effective use of the growing volume of high-cost clinically compliant specialty drugs.

Within care services in Evernorth, we supported millions of people, providers, and health plans with our expertise and capabilities across the full spectrum of care to improve access, deliver better health outcomes, and lower costs.

We advanced our efforts across Evernorth through new and expanded relationships with partners, including VillageMD and CarepathRx Health System Solutions.

Recognizing the growing need for mental health care, we launched a value-based care program to strengthen our collaboration with providers and outcomes in our behavioral health network.[11] We also focused on expanding access to care – where and when people need it – at home, virtually, at work, or in person. Our MDLIVE® virtual care platform, for example, is now available to over 60 million individuals and supported more than 2.2 million virtual visits in 2023.[5]

We are focused on the way care is accessed, delivered, and coordinated to drive better health outcomes, affordability, and growth across our Evernorth Health Services and Cigna Healthcare benefits platforms.

CIGNA HEALTHCARE

In Cigna Healthcare, we offer services and solutions to employers, groups, and individuals that improve the quality of care, affordability, and value.

Our U.S. Employer business delivered an outstanding year of growth. This was driven by our team's continued success in strengthening our competitive position through improved affordability and leveraging our high-performance networks and digitally enabled services as we expand care access, coordination of care, and overall value.

In International Health, we continued to show our leadership in managing health needs for governmental, non-governmental, and intergovernmental organizations, as well as globally mobile individuals. We also advanced and enhanced our portfolio of solutions and extended our reach, including being the first international health insurer to receive a branch license from the Saudi Central Bank to operate in the Kingdom of Saudi Arabia.[12]

Our Medicare Advantage and Individual Exchange businesses performed in line with our expectations in 2023. We balanced high-quality and competitive benefit offerings, targeted market expansion, and disciplined pricing activity. Notably, early in 2024, we announced a definitive agreement to sell our Medicare businesses and CareAllies for a total transaction value of approximately $3.7 billion.[13] We expect this transaction to be accretive to our adjusted EPS in 2025 and also sharpen our focus on businesses where our investments can create significant value across our enterprise.

When Evernorth
Health Services and
Cigna Healthcare
work together,
they accelerate
innovation and create
new solutions for our
clients and customers.

Making an impact

We believe that the strongest organizations drive higher growth and profit guided by their mission. Our mission guides us to help people achieve their health and vitality potential.

We are pleased by the continued recognition our efforts have earned, including being listed on the Dow Jones Sustainability Indices for the seventh consecutive year;[14] ranking No. 1 within health care among America's Most JUST Companies by JUST Capital and CNBC;[15] being named No. 14 in Fair360's Top Companies for Diversity;[16] and being named to the 2023 "Best-of-the-Best" Corporations for Inclusion by the National LGBT Chamber of Commerce (NGLCC).[17]

In 2023, we continued to make strides across our environmental, social, and governance (ESG) strategic framework and each of its four connected pillars: Healthy Society, Healthy Workforce, Healthy Environment, and Healthy Company.



Our mission guides us to help people achieve their health and vitality.

HEALTHY SOCIETY

Our efforts to drive improvement toward a sustainable and equitable health care system are embedded within our business strategy. Last year, we continued to advance our long-standing commitment to improving health equity. Among other initiatives, we established a program focused on supporting virtual engagement of those with unmanaged diabetes. We also expanded a program promoting healthy birth outcomes and improved prenatal care. The goal is to decrease racial disparities in pregnancy-related outcomes by identifying members who would benefit from screenings for social determinants of health and by providing referrals, free prenatal vitamins, behavioral screenings for depression and anxiety, and transportation for medical appointments.

In 2023, The Cigna Group Foundation awarded approximately $15.6 million in grant funding to more than 120 nonprofit organizations, supporting efforts to reduce barriers to health equity, veterans and active-duty members of the military, first responders, social issues, and disaster relief. We harness the spirit of caring and volunteerism deeply embedded in our culture and deliver positive change in the communities we serve.[18] Members of our team collectively volunteered more than 69,000 hours in 2023, preparing meals for local food banks, supporting children with type 1 diabetes, providing care packages for veterans, mentoring young people, and contributing to many other meaningful initiatives.[19] Collectively, we focus our time, energy, and philanthropic support to make the greatest possible impact on improving the health and vitality of those who need us most.

HEALTHY WORKFORCE

Supporting the health and vitality of our people continues to be one of our highest priorities, and we regularly expand the programs and resources available to members of our team. Last year, we made the Confide Behavioral Health Navigator solution available, and many of our co-workers and members of their families value its information and personalized follow-up for better finding and accessing the care they need.

We continue to build upon our long-standing and deep commitment to fair opportunity for all, regardless of gender, race, or ethnicity. Guided by our diversity, equity, and inclusion strategy, we focus on cultivating a strong workforce culture of inclusion that makes us more effective in serving our stakeholders and our communities. We hold ourselves accountable and report our progress each year in our annual Diversity Scorecard Report. In last year's report, for example, we noted our efforts to improve our ethnic minority representation in management and senior leadership roles and aspire to reach gender parity in our leadership pipeline by increasing the representation of women at our director and senior director levels.[20]

HEALTHY ENVIRONMENT

We believe there is an intrinsic connection between human health and environmental health. As such, we continue to take action to ensure long-term sustainability and reduce our environmental impacts. In 2023, we continued to make progress on our Scope 3 greenhouse gas (GHG) emissions inventory and intend to disclose additional categories. We also aim to set science-based GHG reduction targets.[14]

We are acting on opportunities to positively impact the environment through how we operate our business. We prioritize guiding patients to optimal sites of care, including virtual, digital, and in-home alternatives, which helps reduce GHG emissions associated with patient travel to and from clinics. As part of our digital-first orientation, we have made digital health insurance ID cards our standard approach and are encouraging paperless preferences where possible.

HEALTHY COMPANY

As a company, we are committed to upholding ethical practices and strong governance, and we also expect our partners to uphold similarly high standards.

Approximately 70% of our directors have served on our Board for fewer than six years, which demonstrates how we continue to bring new and relevant perspectives and skillsets into our company. In 2023, with our Board composition, we demonstrated leadership for S&P benchmarks on mean age, tenure, gender, and ethnic diversity.[5] Dr. Philip O. Ozuah, President and CEO of Montefiore Medicine, became our most recently appointed independent director to our Board. Dr. Ozuah adds to the deep expertise and diverse background of our Board, bringing insights from his experience in medicine, establishing effective value-based care relationships, and making health care more accessible.[21]

Through our broad range of capabilities; deep clinical expertise; and caring, experienced global team of co-workers, we continue to make a difference both at the individual and community level.

We also began incorporating specific language in our supplier contracts that sets expectations to complete the EcoVadis Sustainability Assessment, an independent entity that measures material sustainability impacts.[22]

Bringing to life our vision for the future of health care

Good health is fundamental to a thriving society. At The Cigna Group, we have a pivotal role in supporting the health and vitality of those we serve and providing them with the strong foundation they need to thrive. Through our broad range of capabilities; deep clinical expertise; and caring, experienced global team of co-workers, we continue to make a difference both at the individual and community level.

With our consistent performance and sustained growth, we delivered on our commitments, including an 8% increase in full-year total revenue, shareholders' net income for 2023 of $5.2 billion, or $17.39 per share, and adjusted income from operations of $7.4 billion, or $25.09 per share, as well as a 36% year-over-year increase in cash flow from operations.[2, 3]

These results reinforce our substantial progress in 2023, demonstrating our leadership in shaping the future of health care and advancing innovation for evolving needs. We continued to grow our businesses, as well as our reach and impact. In 2024, we will accelerate our momentum and expect another strong year of growth at the higher end of our long-term strategic targets. Guided by our durable strategic growth framework, we will continue to leverage our well-balanced portfolio of complementary businesses while driving accelerated growth in large and expanding markets. In doing so, we will deliver value for our shareholders and help to create a health care system that benefits every individual and every community.

With our focus on supporting being **Healthy Today** and our work toward **Building a Better Tomorrow**, we are fueling the flywheel of purpose and performance, re-earning the privilege to make a positive difference in improving the health and vitality of those we serve, and bringing to life our vision for the future of health care.

DAVID M. CORDANI
Chairman and Chief Executive Officer
The Cigna Group

Growing and innovating through strategic partnerships

- Initiated a **new strategic partnership with CarepathRx Health System Solutions** to deliver improved specialty and care services to providers, hospitals, and health systems.[23]

- **Executed the pharmacy benefits industry's largest implementation with Centene** to bring Express Scripts' best-in-class pharmacy solutions to 20 million Centene members.[7]

- **Partnered with Monogram Health** to provide in-home primary and specialty care to Medicare Advantage customers with chronic kidney disease and end-stage renal disease.[24]

Delivering health and value

· **Simplified the care experience for customers and clinicians** by removing 25% of medical services from prior authorization requirements.[25]

· **Advanced transparency of prescription medications** while preserving and protecting client choice with the launch of ClearCareRx and ClearNetwork.[8, 9]



Expanding access to care

- **Enhanced MDLIVE's virtual primary care services** to include health coaching for patients with chronic conditions.[26]

- **Expanded rural health care access** through partnerships with independent pharmacies across the U.S.[27]

Investing in our future

- Repurchased **$2.3 billion of common stock** and authorized an **increase of $10 billion in incremental share repurchase,** bringing the total share repurchase authority to $11.3 billion.[2, 4]

- Was first global insurer to receive a **license in the Kingdom of Saudi Arabia**.[12]

- **Completed several investments** through The Cigna Group Ventures – driving innovation across the health care ecosystem, especially in mental and behavioral health care, and data and analytics.[28, 29]

Transforming the ecosystem of health

Advancing better health for all

Our approach is rooted in our drive to make the health care system well functioning, sustainable, equitable, and structured around four connected pillars that underscore our mission to improve the health and vitality of those we serve.

The following are some 2023 highlights within each pillar.



Healthy Society

- Continued to **expand access to behavioral health care**. For example, we're working to expand access to a suite of behavioral health services for Texas youth through a partnership between MDLIVE, a leading provider of virtual care services in the U.S., and the University of Texas at Austin's Institute for Public School Initiatives.[30]

- Addressed **food insecurity**, one example of a social determinant of health, by supporting Harris Health in expanding its Food Rx Program. The program supports people who are food insecure and living with a chronic disease, such as type 2 diabetes.[31] We are also the first health benefits provider to exclusively sponsor the Farmlink Project, a nonprofit organization that connects farms that have surplus fresh produce to community food banks across the U.S.[32]

- Supported nearly **$51 million** in combined charitable giving between The Cigna Group and The Cigna Group Foundation, including approximately **$15.6 million** toward reducing barriers to health equity. In particular, we focused on mental health and education/workforce development as well as grants supporting veterans, active-duty military, first responders, social issues, and disaster relief.[18]

- Logged tens of thousands of volunteer hours to various causes, equating to approximately **$3.7 million** in volunteer engagement value.[19]



Healthy Workforce

- Continued to prioritize the **health and vitality** of our employees by introducing Confide Behavioral Health Navigator, a more personalized employee assistance program experience.[22]

- Published our **2022 Diversity Scorecard Report**, which demonstrates progress toward our goals in three areas: culture and co-workers, clients and customers, and communities.[20]

- Earned 11th consecutive **perfect score for LGBTQ+ workplace inclusion** on the Human Rights Campaign Foundation's Corporate Equality Index.[33] As part of our commitment, in mid-2022, we expanded our health plan's travel benefit to include travel for gender-affirming care for The Cigna Group employees and their dependents who are enrolled in a Cigna Healthcare medical plan and who live in regions where access is restricted.[22]

- Were named **No. 14** on Fair360's Top Companies for Diversity, up 10 spots from last year, for our efforts to advance diversity, equity, and inclusion for our workforce – and for all.[16]





Healthy Environment

- Continued to make progress on our Scope 3 greenhouse gas (GHG) emissions inventory, with the intent to disclose additional categories, and aim to set **science-based GHG reduction targets.**[22]

- Navigated patients to **optimal sites of care**, including virtual, digital, and in-home alternatives, which can reduce GHG emissions due to less patient travel to and from clinics. We estimate that potentially approximately 9,100 metric tons of GHG emissions were avoided in 2023 as a result of patients using our MDLIVE virtual care services versus driving to and from clinics.[34]

- Initiated a project to better understand our use of **single-use plastics** in our value chain in locations where we control waste. We plan to use this information to support portfolio-wide modeling and expand learning and best practices to other parts of our business.[35]

- Rolled out **digital health insurance ID cards** to our customers and continued to take steps to reduce the amount of paper mailings and pre-authorization letters by replacing them with electronic messaging.[36]



Healthy Company

- Maintained our environmental, social, and governance (ESG) leadership among third-party rating and ranking organizations:

    - Member of **Dow Jones Sustainability Index** for both the World and North America for the seventh consecutive year.[14]

    - **AA** in MSCI ESG Ratings, representing industry leadership.[37]

    - **"Low Risk"** score from Sustainalytics.[38]

    - **"Prime"** by ISS, awarded to companies with an ESG performance above the sector-specific Prime threshold.[39]

- **Achieved our goal of $1 billion** in annual total diverse supplier spend two years ahead of schedule.[40] Also were named to the 2023 "Best-of-the-Best" Corporations for Inclusion by the National LGBT Chamber of Commerce and partners in the National Business Inclusion Consortium.[17]

- Began incorporating language in supplier contracts that states we expect suppliers to complete the **EcoVadis Sustainability Assessment**, an independent entity that measures material sustainability impacts.[22]

- Were named one of America's Most JUST Companies for the fourth year by JUST Capital and CNBC, including **No. 1** in the Health Care Providers industry and **No. 6** overall in the JUST 100 (up from No. 16 in 2022). We also earned the No. 1 spot in health care for our approach to safeguarding customer data and privacy from America's Most JUST Companies by JUST Capital and CNBC.[15]

$195.3B
in total revenues[2]

$7.4B
adjusted income
from operations[2, 3]

$25.09
adjusted earnings
per share[2, 3]

$11.8B
cash flow from operations[2]

7.8M
shares repurchased
for $2.3 billion in 2023[2]

Paid a quarterly dividend of
$1.23 per share
in 2023, and announced an
increase of 14% for 2024[2]

1.7M
relationships with medical providers,
clinics, and facilities[41]

370K+
mental and behavioral health
care providers and facilities[41]

164M+
customer relationships[2]

72K+
employees committed
to changing people's lives
for the better

30+
markets and
jurisdictions

The information provided is as of
December 31, 2023, except where
otherwise noted. All information is
subject to change.

Corporate Board of Directors

Board of Directors

DAVID M. CORDANI
Chairman and Chief Executive Officer,
The Cigna Group

WILLIAM J. DELANEY
Former Chief Executive Officer,
Sysco Corporation, a food marketing
and distribution company

ERIC J. FOSS
Former Chair, President
and Chief Executive Officer,
Aramark, a provider of food services,
facilities management, and uniform services

RETIRED MAJ. GEN. ELDER GRANGER, M.D.
President and Chief Executive Officer,
THE 5Ps LLC, a health care, education,
and leadership consulting firm

NEESHA HATHI
Head of Wealth and Advice Solutions,
The Charles Schwab Corporation,
a financial services company

GEORGE KURIAN
Chief Executive Officer,
NetApp, Inc., a cloud-led, data-centric
software company

KATHLEEN M. MAZZARELLA
Chair, President and Chief Executive Officer,
Graybar Electric Company, Inc., a North
American distributor of electrical,
communications, and data networking
products and provider of related supply
chain management and logistics services

MARK B. MCCLELLAN, M.D., PH.D.
Director,
Duke-Robert J. Margolis, M.D.,
Center for Health Policy

PHILIP O. OZUAH, M.D., PH.D.
President and Chief Executive Officer,
Montefiore Medicine, the umbrella organization
for the Albert Einstein College of Medicine and
Montefiore Health System

KIMBERLY A. ROSS
Former Chief Financial Officer,
Baker Hughes Company, an energy
technology company

ERIC C. WISEMAN
Lead Independent Director, The Cigna Group;
Former Executive Chair, President,
and Chief Executive Officer,
VF Corporation, an apparel and
footwear company

DONNA F. ZARCONE
Former President and Chief Executive Officer,
The Economic Club of Chicago, a civic
and business leadership organization

Executive Officers

DAVID M. CORDANI
Chairman and Chief Executive Officer,
The Cigna Group

DAVID J. BRAILER, M.D., PH.D.
Executive Vice President and Chief Health Officer,
The Cigna Group

NOELLE K. EDER
Executive Vice President, Global Chief
Information Officer, The Cigna Group

BRIAN C. EVANKO
Executive Vice President, Chief Financial Officer,
The Cigna Group, and President and Chief
Executive Officer, Cigna Healthcare

NICOLE S. JONES
Executive Vice President, Chief Administrative Officer,
and General Counsel, The Cigna Group

ERIC P. PALMER
Executive Vice President, Enterprise Strategy,
The Cigna Group, and President and Chief
Executive Officer, Evernorth Health Services

MICHAEL W. TRIPLETT
Special Advisor

Other Officers

KARI KNIGHT STEVENS
Executive Vice President, Chief Human
Resources Officer, and Corporate Secretary,
The Cigna Group

TIMOTHY D. BUCKLEY
Senior Vice President and Treasurer,
The Cigna Group

MARY T. AGOGLIA HOELTZEL
Senior Vice President, Tax and
Chief Accounting Officer, The Cigna Group

EXECUTIVE COMMITTEE
David M. Cordani, Chairperson
Eric J. Foss
Elder Granger
Kathleen M. Mazzarella
Kimberly A. Ross
Eric C. Wiseman
Donna F. Zarcone

AUDIT COMMITTEE
Kimberly A. Ross, Chairperson
William J. DeLaney
Neesha Hathi
Donna F. Zarcone

COMPLIANCE COMMITTEE
Elder Granger, Chairperson
George Kurian
Mark B. McClellan
Philip O. Ozuah

**CORPORATE GOVERNANCE
COMMITTEE**
Donna F. Zarcone, Chairperson
William J. DeLaney
Elder Granger
Mark B. McClellan

FINANCE COMMITTEE
Eric J. Foss, Chairperson
Neesha Hathi
Kathleen M. Mazzarella
Kimberly A. Ross

**PEOPLE RESOURCES
COMMITTEE**
Kathleen M. Mazzarella, Chairperson
Eric J. Foss
George Kurian
Philip O. Ozuah

DIRECT STOCK PURCHASE PLAN

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2024 ANNUAL MEETING

The Annual Meeting of Shareholders will be held virtually on Wednesday, April 24, 2024, at 10:30 am ET. Information regarding how to attend will be included in the proxy materials for the Annual Meeting. Proxies and proxy statements have been made available to shareholders of record as of the close of business on Tuesday, March 5, 2024. As of December 31, 2023, the number of shareholders of record was 23,435.

FINANCIAL INFORMATION

Form 10-K, Form 10-Qs, quarterly earnings releases, and other SEC filings for The Cigna Group are available online at TheCignaGroup.com.

OFFICES

900 Cottage Grove Road
Bloomfield, CT 06002
860.226.6000

One Express Way
St. Louis, MO 63121
314.996.0900

Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192-1550
215.761.1000

STOCK LISTING

Common stock for The Cigna Group is listed on the New York Stock Exchange. The ticker symbol is CI.

THE CIGNA GROUP ONLINE

To access online information about The Cigna Group, our products, and our services, visit TheCignaGroup.com.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________
Commission file number 001-38769

The Cigna Group

(Exact name of registrant as specified in its charter)

Delaware	**82-4991898**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
900 Cottage Grove Road, Bloomfield, Connecticut	**06002**
(Address of principal executive offices)	(Zip Code)

(860) 226-6000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:		
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01	**CI**	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act:
NONE

	Yes	No
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☒	☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☒	☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☒	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
		Smaller reporting company	☐	Emerging growth company	☐

	Yes	No
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐	
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☒	
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐	
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2023 was approximately $82.8 billion.

As of January 31, 2024, 292,355,022 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference information from the registrant's definitive proxy statement related to the 2024 annual meeting of shareholders.

TABLE OF CONTENTS

FREQUENTLY REQUESTED 10-K INFORMATION	
	Page
Risk Factors	30
Executive Overview	52
Key Transactions and Business Developments	55
Liquidity and Capital Resources	56
Critical Accounting Estimates	61
Segment Information	132
Revenues by Product Type	136

PART II

PART III

PART IV

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on The Cigna Group's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning future financial or operating performance, including our ability to improve the health and vitality of those we serve; future growth, business strategy and strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas and the impact of developing inflationary and interest rate pressures; financing or capital deployment plans and amounts available for future deployment; our prospects for growth in the coming years; strategic transactions; expectations related to our Medicare Advantage Capitation Rates; and other statements regarding The Cigna Group's future beliefs, expectations, plans, intentions, liquidity, cash flows, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe," "expect," "project," "plan," "intend," "anticipate," "estimate," "predict," "potential," "may," "should," "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our strategic and operational initiatives; our ability to adapt to changes in an evolving and rapidly changing industry; our ability to compete effectively, differentiate our products and services from those of our competitors and maintain or increase market share; price competition, inflation and other pressures that could compress our margins or result in premiums that are insufficient to cover the cost of services delivered to our customers; the potential for actual claims to exceed our estimates related to expected medical claims; our ability to develop and maintain satisfactory relationships with physicians, hospitals, other health service providers and with producers and consultants; our ability to maintain relationships with one or more key pharmaceutical manufacturers or if payments made or discounts provided decline; changes in the pharmacy provider marketplace or pharmacy networks; changes in drug pricing or industry pricing benchmarks; our ability to invest in and properly maintain our information technology and other business systems; our ability to prevent or contain effects of a potential cyberattack or other privacy or data security incident; risks related to our use of artificial intelligence and machine learnings; political, legal, operational, regulatory, economic and other risks that could affect our multinational operations, including currency exchange rates; risks related to strategic transactions and realization of the expected benefits of such transactions, as well as integration or separation difficulties or underperformance relative to expectations; dependence on success of relationships with third parties; risk of significant disruption within our operations or among key suppliers or third parties; potential liability in connection with managing medical practices and operating pharmacies, onsite clinics and other types of medical facilities; the substantial level of government regulation over our business and the potential effects of new laws or regulations or changes in existing laws or regulations; uncertainties surrounding participation in government-sponsored programs such as Medicare; the outcome of litigation, regulatory audits and investigations; compliance with applicable privacy, security and data laws, regulations and standards; potential failure of our prevention, detection and control systems; unfavorable economic and market conditions, the risk of a recession or other economic downturn and resulting impact on employment metrics, stock market or changes in interest rates and risks related to a downgrade in financial strength ratings of our insurance subsidiaries; the impact of our significant indebtedness and the potential for further indebtedness in the future; credit risk related to our reinsurers; as well as more specific risks and uncertainties discussed in Part I, Item 1A – Risk Factors and Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K and as described from time to time in our future reports filed with the Securities and Exchange Commission (the "SEC").

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. The Cigna Group undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

PART I

Item 1. BUSINESS

OVERVIEW

The Cigna Group, together with its subsidiaries (either individually or collectively referred to as the "Company," "we," "us," or "our"), is a global health company.

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Our Purpose and Mission

The Cigna Group is a global health company committed to creating a better future built on the vitality of every individual and every community. We relentlessly challenge ourselves to partner and innovate solutions for better health. Powered by our people and our brands, we advance our mission to improve the health and vitality of those we serve.
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Our Pathways to Growth

In order to turn the differentiated value we deliver to our customers, patients, clients, communities and investors into attractive, sustained growth, we will continue to cultivate our portfolio of businesses so that it can continue to deliver the **foundational** and **accelerated** growth and **cross-enterprise leverage** we expect today and in the future.

- **Foundational:** Mature, scaled businesses contributing steady, predictable growth.
- **Accelerated:** High-growth businesses in very attractive markets.
- **Cross-Enterprise Leverage:** Working together to create even greater value.
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Core Strengths

- **Deep clinical expertise** across pharmacy, medical and behavioral.
- **Robust data and insights** supporting care with greater precision and personalization.
- **Focus on developing innovative solutions** addressing needs of customers, patients and clients.
- **Partnering** with others to accelerate innovation and create sustainable impact.
- **Consultative approach** driven by an experienced and talented team.
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At The Cigna Group, we relentlessly challenge ourselves to partner and innovate solutions for better health. Our global workforce of approximately 72,500 colleagues work to fulfill our mission to improve the health and vitality of over 164 million customer relationships in more than 30 markets and jurisdictions.

We have two growth platforms: Evernorth Health Services and Cigna Healthcare. Evernorth Health Services is our pharmacy benefits, specialty and care solution that is highly attractive to our clients and partners because of the depth of its capabilities and expertise. Evernorth Health Services also enables us to deepen existing relationships across our entire book of business. Cigna Healthcare is the health benefits provider of The Cigna Group, serving customers and clients for our U.S. Healthcare and International Health operating segments, and it allows us to harness our partnership relationship with physicians to deliver affordable and coordinated health care.

Our portfolio of offerings solves diverse challenges across the health care system. Our capabilities include: 1) a broad portfolio of solutions and services, some of which can be offered on a stand-alone basis; 2) integrated behavioral, medical and pharmacy management solutions; 3) leading specialty pharmacy, clinical and care management expertise; and 4) advanced analytics that help us engage more meaningfully with those we serve.

Together, Evernorth Health Services and Cigna Healthcare provide a strong and diverse foundation that allows us to capitalize on growth opportunities by leading with our strengths – pharmacy and medical solutions – and then expanding those relationships by addressing additional client needs and innovating and delivering new services and solutions. To transform the differentiated value we deliver to our customers, patients, clients, communities and investors into attractive, sustained growth, we continue to cultivate our portfolio of businesses with the goal of consistently delivering the **foundational growth**, **accelerated growth** and opportunity for **cross-enterprise leverage** we expect today and in the future. When considering our broad portfolio of businesses, we have strong foundational businesses that we expect to continue to grow. These businesses often serve as the key entry point for clients with either a pharmacy relationship, a medical relationship or both. We also have a variety of accelerated growth businesses, both scaled and emerging, which build upon our foundational relationships or provide exposure to adjacent high-growth areas. Our cross-enterprise leverage provides us with an opportunity to unlock even more value as the combined power of the franchise is unleashed.

Information about Segments

We present the financial results of our businesses in the following segments (see "Executive Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") located in Part II, Item 7 of this Form 10-K for a Financial Summary):

Evernorth Health Services partners with health plans, employers, governmental organizations and health care providers to solve challenges in the areas of pharmacy benefits, home delivery pharmacy, specialty pharmacy, specialty distribution, and care delivery and management solutions. Within Evernorth Health Services, pharmacy benefits and home delivery pharmacy are **foundational growth** businesses and specialty pharmacy, specialty distribution, and care delivery and management solutions are **accelerated growth** businesses.

Cigna Healthcare includes the U.S. Healthcare and International Health operating segments, which provide comprehensive medical and coordinated solutions to clients and customers. During the fourth quarter of 2023, the U.S. Commercial and U.S. Government operating segments merged to form the U.S. Healthcare operating segment. U.S. Healthcare provides commercial medical plans and specialty benefits and solutions for insured and self-insured clients (U.S. Employer), Medicare Advantage, Medicare Supplement and Medicare Part D plans for seniors and individual health insurance plans. International Health provides health care solutions in our international markets, as well as health care benefits for globally mobile individuals and employees of multinational organizations. Within Cigna Healthcare, U.S. Employer and International Health are **foundational growth** businesses.

In January 2024, the Company entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment to Health Care Service Corporation ("HCSC") for $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions (the "HCSC transaction").

Other Operations comprises the remainder of our business operations, which includes certain ongoing businesses and exited businesses. Our ongoing businesses include our continuing business, corporate-owned life insurance ("COLI"), and our run-off businesses. Our run-off businesses include (i) variable annuity reinsurance business (formerly referred to as guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") business), (ii) settlement annuity business and (iii) individual life insurance and annuity and retirement benefits businesses. Our exited businesses include the international life, accident and supplemental benefits businesses sold in July 2022 (the "Chubb transaction") and our interest in a joint venture in Türkiye sold in December 2022.

Corporate reflects amounts not allocated to operating segments, including net interest expense (defined as interest on corporate financing less net investment income on investments not supporting segment and other operations), certain litigation matters, expense associated with our frozen pension plans, charitable contributions, operating severance, certain overhead and enterprise-wide project costs and eliminations for products and services sold between segments.

Cross-enterprise Leverage

Cross-enterprise leverage enables us to uniquely use the depth and breadth of our wide-ranging capabilities across the enterprise to create more value, expand our reach and drive growth. We look across our enterprise at our client relationships within both Evernorth Health Services and Cigna Healthcare and seek to deepen them by leveraging our entire suite of capabilities. Cross-enterprise leverage brings teams from across the enterprise together in a quick, efficient and organized manner to move from ideation to solution creation to meet client's evolving needs.

Evernorth Health Services offerings, such as the Express Scripts PBM, Accredo Specialty Pharmacy, and Evernorth Care behavioral health solutions, are available within Cigna Healthcare solutions. This broadens Evernorth Health Services's presence in the total health care delivery system, and expands the breadth and depth of offerings available to Cigna Healthcare clients and customers while improving affordability, access, quality of care, care innovations and transparency.

A recent product innovation is Pathwell Bone & Joint - a Cigna Healthcare solution powered by Evernorth Health Services. Pathwell Bone & Joint delivers affordability to clients via an enhanced digital customer experience and customized clinical navigation through a care advocate. During 2023, this program was offered to Cigna Healthcare U.S. Employer clients.

Other Information

The financial information included in this Form 10-K for the fiscal year ended December 31, 2023 is in conformity with accounting principles generally accepted in the United States of America ("GAAP") unless otherwise indicated. In the segment discussions that follow, we use the terms "adjusted revenues" and "pre-tax adjusted income (loss) from operations" to describe segment results. See

Note 25 to the Consolidated Financial Statements of this Form 10-K for definitions of those terms. Industry rankings and percentages set forth herein are for the year ended December 31, 2023, unless otherwise indicated. In addition, statements set forth in this document concerning our rank or position in an industry or particular line of business have been developed internally based on publicly available information unless otherwise noted.

The Cigna Group, through its predecessor companies, was incorporated in Delaware in 1981. Cigna Corporation was renamed The Cigna Group in February 2023.

You can access our website at http://www.thecignagroup.com to learn more about our company. We make annual, quarterly and current reports and proxy statements and amendments to those reports available, free of charge through our website as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). We also use our website as a means of disclosing material information and for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). Important information, including news releases, analyst presentations and financial information regarding The Cigna Group is routinely posted on our website. Accordingly, investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The information contained on, or that may be accessed through, our website is neither incorporated by reference into nor a part of this report. See also "Code of Ethics and Other Corporate Governance Disclosures" in Part III, Item 10 of this Form 10-K for additional information regarding the availability of our Codes of Ethics on our website.

Intellectual Property Rights

We hold a variety of trademarks and service marks used throughout our businesses. We also use patents to protect our proprietary technological advances and to differentiate ourselves in the market. The Cigna Group companies hold over 400 United States patents. We are not substantially dependent on any single patent or group of related patents. We are not aware of any facts that could materially impact the continuing use of any of our intellectual property.

EVERNORTH HEALTH SERVICES

Evernorth Health Services includes a broad range of independent and coordinated health solutions and capabilities designed to enable the health care system to work better and help people live richer, healthier lives. Health plans, employers, governmental organizations and health care providers partner with Evernorth Health Services to solve their biggest challenges in the areas of pharmacy benefits, home delivery pharmacy, specialty pharmacy, specialty distribution, and care delivery and management solutions. In 2023, Evernorth Health Services reported adjusted revenues of $153.5 billion and pre-tax adjusted income from operations of $6.4 billion.

Since the launch of the Evernorth Health Services brand, we have continued to grow and serve more people. Today, Evernorth Health Services is made up of dozens of businesses across pharmacy benefit, specialty and care services. All products and services below are part of the Evernorth Health Services offering.

How We Deliver

- **Deep clinical expertise** when evaluating medicines, digital therapeutics and other health solutions for efficacy and value to assist clients in selecting a cost effective formulary.

- **Affordable solutions** that provide more value and drive risk-sharing and value-based care.

- **Flexible solutions** tailored to client needs, using Evernorth Health Services' combined strengths and capabilities, as well as strategic partnerships, to deliver: better, more efficient care for patients; better experiences for clients, providers and customers; and enhanced choices for clients and customers through our open architecture model.

- **Talented, experienced and caring people who work as consultative partners** to solve complex problems across a fragmented health care ecosystem, fueled by data and expertise that drives purposeful innovation.

The following chart depicts a high-level summary of our principal products and services in this segment with definitions on subsequent pages.

	Principal Products & Services	Brands/ Subsidiaries	Key Relationships	Primary Competitors
Pharmacy Benefit Services - Driving Foundational Growth	**Pharmacy Benefits**	Express Scripts PBM, National Preferred Formulary, myMatrixx®, Express Scripts MedRx Management℠, Advanced Utilization Management, Enhanced Fraud, Waste & Abuse, Ascent Health Services, Econdisc Contracting Solutions, Copay Assurance®, Inside Rx®, Evernorth Wholesale Marketplace℠, Value-Based Programs (Express Scripts SafeGuardRx®, Express Scripts Patient Assurance®, EncircleRx℠)	Clients, Customers, Health Care Providers, Consultants, Health Plans, Commercial and Government Payors, Self-paying Customers, Pharmacy Providers	Health Plans, Independent Pharmacy Benefit Managers ("PBMs"), Managed Care PBMs, Third-Party Benefit Administrators, Group Purchasing Organizations, Clinical Solutions and Health Care Data Analytics Companies
	Home Delivery Pharmacy	Express Scripts Pharmacy®	Clients, Customers, Health Care Providers	Retail Pharmacies, Home Delivery Pharmacies
Specialty and Care Services - Driving Accelerated Growth	**Specialty Pharmacy**	Accredo®, Freedom Fertility Pharmacy®, Therapeutic Resource Center®	Clients, Customers, Health Care Providers, Specialty Drug Distributors	Specialty Pharmacies
	Specialty Distribution	CuraScript SD®	Clinics, Hospitals, Physicians' Offices, Pharmacies, Alternative Sites of Care	Specialty Drug Distributors
	Care Delivery and Management Solutions	eviCore Healthcare®, Evernorth Behavioral Health, Evernorth Home-Based Care, MDLIVE®, inMynd℠, Health Connect 360®, RationalMed®, Evernorth Digital Health Formulary℠	Clients, Customers, Health Care Providers, VillageMD, Health Plans	Managed Care Organizations, Care Delivery and Care Management Solutions Providers, Third-Party Benefit Administrators, Health Care Data Analytics Companies

Principal Products & Services

Pharmacy Benefit Services

- *Pharmacy Benefits.* We drive high-quality, cost-effective pharmacy care through a range of services. We adjudicate drug claims from Express Scripts Pharmacy, Accredo and retail network participants, and provide retail pharmacy network administration, benefit design consultation, drug utilization review, drug formulary management and other services.
  - *Retail Pharmacy Network Administration.* We contract with retail pharmacies to provide prescription drugs to customers of the pharmacy benefit plans our clients offer. We negotiate with pharmacies throughout the United States to discount drug prices and offer national and regional network options responsive to client preferences related to cost containment, convenience of access for customers and network performance. We also manage networks of pharmacies customized for or under direct contract with specific clients and have contracted with pharmacy provider networks to comply with the Center for Medicare and Medicaid Services ("CMS") access requirements for the federal Medicare Part D prescription drug program ("Medicare Part D").
  - *Drug Formulary Management.*
    - Formularies are lists of drugs with designations that may be used to determine drug coverage, customer out-of-pocket costs and communicate plan preferences in competitive drug categories. Our formulary management services support clients in establishing formularies that assist customers and physicians in choosing clinically-appropriate, cost-effective drugs and prioritize access, safety and affordability.
    - We administer specific formularies for our clients, including standard formularies developed by Express Scripts and custom formularies in which we play a more limited role. Many of our clients select standard formularies, governed by our National Pharmacy & Therapeutics Committee ("P&T Committee"), our Therapeutic Assessment Committee ("TAC") and our Value Assessment Committee ("VAC"). These committees work together to develop recommendations for formularies that first consider clinical results independent of price

4

considerations. Only after these clinical reviews are completed and codified are other factors such as net cost, market share and drug utilization trends considered for the final development of our formularies.

- One of the ways we manage our drug formulary is through negotiating to secure additional affordability for the benefit of our clients based on the utilization of certain prescription drugs and supplies which can be paid to us in the form of a rebate. With respect to our clients' rebate arrangements, most chose to receive the greater of a minimum rebate guarantee or a contractually agreed-upon percentage of rebates. In some rebate arrangements, Express Scripts PBM takes on the risk of securing the rebate value necessary to meet the value guaranteed to its client. The actual amount of value secured by Express Scripts PBM is dependent upon the result of its negotiations for rebates. In 2023, the Express Scripts PBM shared over 95% of the drug formulary management rebates it received with its PBM clients, and two-thirds of its clients received 100% of rebates.

◦ *Benefits Design Consultation.* We consult with our clients on how best to structure and leverage the pharmacy benefit to meet plan objectives for affordable access to the prescription medications customers need to stay healthy and to ensure the safe and effective use of those medications.

◦ *Drug Utilization Review Program.* When pharmacies submit claims for prescription drugs to us, we review them electronically in real time for health and safety. We then alert the dispensing pharmacy of any detected issues. Clients may also choose to enroll in programs that result in communications about potential therapy concerns being sent to prescribers after the initial claim submission.

◦ *myMatrixx.* myMatrixx is a PBM with an exclusive focus on workers' compensation. We combine high-touch customer service with clinical expertise and state-of-the-art business intelligence systems to deliver simplified solutions and positive outcomes.

◦ *Medical Drug Management.* We offer a comprehensive range of services and guaranteed savings for managing medically billed specialty drugs. Our solutions apply utilization management, site of care management and claims prepayment review to effectively reduce wasteful spend, while providing services tailored to customers helping ensure safety and healthier outcomes. We also offer Express Scripts MedRx Management, a multifaceted medical drug strategy, developed to provide both clinical and financial value to clients.

◦ *Advanced Utilization Management.* These programs include prior authorization, drug quantity management and step therapy designed to ensure clinically appropriate medication use and avoid unnecessary client pharmacy spend.

◦ *Enhanced Fraud, Waste & Abuse.* We help plan sponsors identify customers and prescribers with potentially unusual or excessive utilization patterns. The program is designed to help identify outliers and situations of abnormal use or prescribing patterns by analyzing types of prescriptions, refill patterns and pharmacy utilization.

◦ *Administration of Group Purchasing Organizations.* We operate various group purchasing organizations that negotiate pricing for the purchase of pharmaceuticals or formulary rebates with pharmaceutical manufacturers on behalf of their participants. These groups also provide various administrative services to their participants including management and reporting.

◦ *Inside Rx.* Inside Rx is a prescription medication savings program that offers eligible self-paying customers discounts on many brand and generic medications. This program is not insurance but offers savings at nearly 60,000 participating retail pharmacies (including all major chains) in the United States and Puerto Rico. The program also offers discounts on prescription medications through private label solutions.

◦ *Evernorth Wholesale Marketplace.* Evernorth Wholesale Marketplace offers a suite of flexible, private label PBM solutions including but not limited to a Pharmacy Rebate Program, a Retail Network Program, Value-Based Solutions, a Medical Rebate Program and Utilization Management Policies. These offerings are captured under either our drug formulary administrative service arrangements or our formulary processing arrangements.

◦ *Value-Based Programs.*
  - *Express Scripts SafeGuardRx.* We offer a solution platform aimed at therapy classes that pose budgetary threats to clients and clinical challenges to customers. Our solutions are designed to help keep our clients ahead of the drug cost curve while providing customers the personalized services and access they need. These solutions are offered throughout our pharmacy benefit management services and include, but are not limited to, care for: cardiovascular, diabetes, hepatitis, HIV, inflammatory conditions, neurological, multiple sclerosis, oncology, pulmonary, rare conditions and weight management. Innovative Express Scripts SafeGuardRx programs may include utilization management, specialized expertise from our Therapeutic Resource Centers and financial savings.
  - *Express Scripts Copay Assurance and Patient Assurance Programs.* The Copay Assurance program caps consumer out-of-pocket costs for certain prescription drugs under a client's prescription drug benefit. The Patient Assurance Program addresses affordability challenges for customers managing their diabetes and cardiovascular conditions by providing a lower, fixed, out-of-pocket cost to the customer by negotiating additional discounts to reduce customer out-of-pocket costs, and applies those discounts at the point of service.
  - *Express Scripts EncircleRx.* EncircleRx is a data-driven solution that helps clients reduce costs and enhance outcomes for chronic condition categories. EncircleRx focuses on ensuring the right patient population has the correct access, prescriber and pharmacy management parameters in place and provides ongoing patient support in order to track responses to therapy and demonstrate patient outcomes.

- *Home Delivery Pharmacy.* Our Express Scripts Pharmacy offers free standard shipping of medications nationwide, usually in a 90-day supply, directly to the customer's home and allows for automatic refills on eligible medications and unrestricted telephone access to customer care advocates and specially trained pharmacists to answer customer questions. Our differentiated practice of pharmacy, coupled with our advanced automated dispensing technology, results in safer and more accurate pharmacy operations when compared to retail pharmacies, convenient access to maintenance medications and better coordination with management of our PBM clients' drug costs through operating efficiencies and generic substitutions. The Home Delivery Pharmacy operations consist of thirteen licensed pharmacies, including four fulfillment pharmacies. Our fulfillment pharmacies are located in Arizona, Indiana, Missouri and New Jersey.

Specialty and Care Services

- *Specialty Pharmacy.* Specialty medications are primarily characterized as high-cost medications for the treatment of complex and rare diseases. These medications broadly include those with frequent dosing adjustments, intensive clinical monitoring, the need for customer training, specialized product administration requirements or medications limited to certain specialty pharmacy networks by manufacturers. The front-end of our pharmacy, anchored by Accredo, is organized into Therapeutic Resource Centers, where pharmacists focus their practice of pharmacy by condition. Accredo is focused on dispensing injectable, infused, oral and inhaled drugs that require a higher level of clinical service and support than traditional pharmacies typically offer. Accredo supports successful outcomes for customers and reduces waste for clients through our specially trained clinicians and network of in-home nursing services, our nationwide footprint, our drug reimbursement services and by helping customers access assistance programs. Drug manufacturers may select Accredo for exclusive dispensing of highly specialized therapies. Freedom Fertility Pharmacy is dedicated exclusively to supporting customers undergoing fertility treatment. Our Specialty Pharmacy operations consist of 31 licensed pharmacies.

- *Specialty Distribution.* CuraScript SD is a specialty distributor of pharmaceuticals and medical supplies (including injectable and infusible pharmaceuticals and medications to treat specialty and rare or orphan diseases) directly to health care providers, clinics and hospitals in the United States for office or clinic administration. Through this business, we provide distribution services primarily to health care providers who treat customers with chronic diseases and regularly order costly specialty pharmaceuticals. This business operates three distribution centers and ships most products overnight within the United States. It is a contracted supplier with most major group purchasing organizations and leverages its distribution platform to operate as a third-party logistics provider for several pharmaceutical companies.

- *Care Delivery and Management Solutions.* We offer clinical programs to help our clients drive better whole-person health outcomes through our Care Delivery (virtual care, in-home care and physical primary care) and Care Management (eviCore benefits management, behavioral health services and health coaching capabilities) offerings.
  - *eviCore Healthcare.* eviCore Healthcare is a medical benefits management organization that promotes customers' optimal treatment at the right site of care by leveraging our team of medical professionals, evidence-based guidelines and innovative technologies to promote affordable care. eviCore Healthcare provides integrated solutions for key clinical diagnostic areas such as advanced imaging, cardiology and gastroenterology, as well as longitudinal areas such as musculoskeletal, oncology and post-acute care. eviCore Healthcare contracts with health plans to promote the appropriate use of health care services by the customers they serve. In certain instances, this occurs through capitated risk arrangements, when we assume the financial obligation for the cost of health care services provided to eligible customers covered by eviCore healthcare management solutions.
  - *Evernorth Behavioral Health.* Our behavioral health solutions simplify the complicated treatment landscape by assisting members to the right level of care at the right time, in the right place - from start to finish. Our predictive analytics models proactively identify customers who need support so that we can engage them early and provide the appropriate care, leveraging our extensive provider network including in-person providers, virtual providers and digital tools.
  - *Evernorth Home-Based Care.* Our Evernorth Home-Based Care solution is a complete, in-home population health and clinical service business dedicated to serving the diverse needs of members, providers and customers, including in-home primary care, care coordination and enablement services. We address common barriers to care faced by older Americans, including chronic conditions, limited mobility and transportation issues. While most care in this model is home-based, our solution is digitally and virtually enabled for patients and their caregivers.
  - *MDLIVE.* MDLIVE virtual care services provide flexibility for the customer to access a network of virtual care providers for preventative and routine primary care and wellness, urgent care, dermatology care, behavioral health care needs and chronic condition management.
  - *Pharmacy Solutions.* These programs combine various solutions to coordinate care for customers and include: inMynd, Condition and Disease Management, Navigation, Health Connect 360, RationalMed and Evernorth Digital Health Formulary.

Clients and Customers

We provide products and services in the Evernorth Health Services segment to clients and customers, as described below. Also described below are our significant clients.

- *Clients.* We provide services to managed care organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers' compensation plans, government health programs, providers, clinics, hospitals and others. We provide services to a majority of customers in our Cigna Healthcare segment.
- *Customers.* Prescription drugs are dispensed to patients connected to the service offerings we provide to clients. Prescription drugs are dispensed primarily through networks of retail pharmacies under non-exclusive contracts with us and via home delivery from Express Scripts Pharmacy and specialty pharmacies, including Accredo.

The Department of Defense ("DoD") TRICARE® Pharmacy Program is the military health care program serving active-duty service customers, National Guard and Reserve customers and retirees, as well as their dependents. We provide online claims adjudication, home delivery services, specialty pharmacy clinical services, enhanced specialty care and care coordination capabilities, claims processing and contact center support and other services critical to managing pharmacy trend. Our seven-year pharmacy program contract is through 2029. Beginning March 1, 2024, the DoD has agreed to expand TRICARE Home Delivery to include specialty pharmacy services through Accredo. Revenues from this contract are significant to the segment.

Express Scripts and Prime Therapeutics LLC ("Prime") have an agreement to deliver improved choice and affordability for Prime's clients and their customers by enhancing retail pharmacy networks and pharmaceutical manufacturer value through 2025. The agreement was expanded to include the option for Prime's plans to access the Accredo specialty pharmacy and Express Scripts home delivery pharmacies through 2025. Revenues from these contracts are significant to the segment.

Effective January 1, 2024, Express Scripts and Centene Corporation ("Centene") have a multi-year agreement to manage pharmacy benefit services for Centene's approximately 20 million customers. Centene customers will also have access to Express Scripts' extensive national network of retail pharmacies. Revenues from these contracts are expected to be significant to the segment.

Competition

The health care industry has undergone periods of substantial consolidation and may continue to consolidate in the future. Many of the largest managed care organizations now also own health services businesses that compete with Evernorth Health Services in the verticals in which we participate. We believe the primary competitive factors in the industry include the ability to: negotiate with retail pharmacies to ensure our retail pharmacy networks meet the needs of our clients and customers; provide home delivery and specialty pharmacy services; negotiate discounts and rebates on prescription drugs with drug manufacturers; specialize in claim adjudication and benefit administration; navigate the complexities of government-reimbursed business including Medicare, Medicaid and the public exchanges; manage cost and quality of specialty drugs; and use the information we obtain about drug utilization patterns and consumer behavior to reduce costs for our clients and customers and assess the level of service we provide. We believe our focus on improving the health and vitality of those we serve will allow us to further differentiate ourselves from our primary competitors shown in the chart above.

Suppliers

We maintain an inventory of brand-name and generic pharmaceuticals in our home delivery pharmacies, specialty pharmacies and specialty distributor. Our specialty pharmacies and specialty distributor also carry biopharmaceutical products to meet the needs of our customers, including pharmaceuticals for the treatment of rare or chronic diseases; if a drug is not in our inventory, we can generally obtain it from a supplier within a reasonable amount of time.

We purchase pharmaceuticals either directly from manufacturers or through authorized wholesalers. Evernorth Health Services uses one wholesaler for approximately half of our pharmaceutical purchases, but holds contracts with other wholesalers if needs for an alternate source arise. Generic pharmaceuticals are generally purchased directly from manufacturers.

Growth Strategy

Evernorth Heath Services' strategy is to continue to create value for our clients by leveraging innovation from across our business and assets to drive affordability, while improving access, service and quality. We relentlessly innovate to make the prediction, prevention and treatment of disease more accessible to millions of people.

Our growth platform includes our foundational businesses of Pharmacy Benefits and Home Delivery Pharmacy and our accelerated growth businesses of Specialty Pharmacy, Specialty Distribution and Care Delivery and Management Solutions. As we look to 2024, we will leverage our strong foundation and continue to capitalize on opportunities including: expanding our markets by evolving our service offerings to meet changing customer demands, including focusing on our Care Solutions businesses; increasing transparency and predictability; delivering on biosimilar opportunities; driving improved enterprise affordability initiatives value; investing in our business, infrastructure and people to drive enterprise growth; and continuing to build on our new relationship with Centene.

Cross-enterprise Leverage with Cigna Healthcare. Evernorth Health Services' offerings continue to be cross-leveraged within Cigna Healthcare solutions, helping broaden our presence in the total health care delivery system, further reducing the total cost of care for clients and customers. See "Cross-enterprise Leverage" section within Item 1. Business - Overview for further information.

Key Transactions and Business Developments

See the "Executive Overview - Key Transactions and Business Developments" section of our MD&A located in Part II, Item 7 of this Form 10-K for discussion of key developments impacting this segment.

CIGNA HEALTHCARE

Cigna Healthcare includes the U.S. Healthcare and International Health operating segments, which provide comprehensive medical plan services and coordinated solutions to clients and customers. During the fourth quarter of 2023, the U.S. Commercial and U.S. Government operating segments merged to form the U.S. Healthcare operating segment. Within Cigna Healthcare, U.S. Employer and International Health are foundational growth businesses. In 2023, Cigna Healthcare reported adjusted revenues of $51.2 billion and pre-tax adjusted income from operations of $4.5 billion.

In January 2024, the Company entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment to HCSC for $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions.

How We Deliver

- **Clinical programs** to support the highest-quality health outcomes and customer experiences.
- **Partnership with high-performing providers**, emphasizing value over volume of services.
- **Differentiated approach** to understanding clients and responding to evolving workforce needs to improve employee productivity and drive more consistent performance.
- **Technology and data analytics** powering actionable insights and promoting solutions to improve health and vitality with greater precision and personalization.
- **Innovative integrated benefit solutions** that deliver value for our customers, clients and partners.
- **Talented, experienced and caring** team members who work as consultative partners in aligning client and customer needs to our solutions and putting those we serve at the center of all we do.

We offer a mix of administrative services only and medical insurance solutions to employers, groups and individuals along with specialty benefits and solutions to improve the quality of care, lower costs and help customers achieve better health outcomes. Many of these solutions are available on a stand-alone basis, but we believe additional value and savings are created when they are integrated with a Cigna Healthcare-administered health plan.

The following chart depicts a high-level summary of our principal products and services in this segment, with definitions on subsequent pages.

Principal Products & Services	Major Brand(s)	Geography	Funding Solution(s)[1]	Primary Distribution Channel(s)	Primary Competitors
U.S. Healthcare Plans					
Employer Medical Plans (including Consumer-Driven Products)	Cigna Healthcare	Nationwide	ASO, GC, ER	Brokers, Private Exchanges, Direct	National Insurers, Local Healthplans, Third-Party Administrators ("TPAs")
Individual and Family Plans	Cigna Healthcare	14 states [2]	GC	Public Exchanges, Brokers, Direct	National Insurers, Local Healthplans, Provider-led Plans
Medicare Advantage Plans	Cigna Healthcare	30 states [3] & District of Columbia	GC	Direct, Brokers	National Insurers, Local Healthplans, Provider-led Plans
Medicare Stand-Alone Prescription Drug Plans	Cigna Healthcare, Express Scripts	Nationwide	ASO, GC	Direct, Brokers	National Insurers
Medicare Supplement Plans	Cigna Healthcare	48 states [4] & District of Columbia	GC	Brokers, Direct, Private Exchanges	National Insurers
U.S. Healthcare Specialty Benefits and Solutions					
Behavioral Health	Cigna Healthcare	Nationwide	ASO, GC, ER	Brokers, Direct	National Insurers, Specialty Companies
Consumer Health Engagement	Cigna Healthcare		ASO, GC, ER		National Insurers, Specialty Companies
Cost Containment	Cigna Healthcare		ASO, GC, ER		National Insurers, Specialty Companies
Dental	Cigna Dental Care®		ASO, GC, ER		Dental Insurers, National Insurers
Pharmacy Management	Cigna Healthcare		ASO, GC, ER		Independent PBMs, Managed Care PBMs
Stop-Loss	Cigna Healthcare		GC		National Insurers, Specialty Companies

[1] *Our three funding solutions include administrative services only ("ASO"), insured - guaranteed cost ("GC") and insured - experience-rated ("ER") arrangements.*
[2] *AZ, CO, FL, GA, IL, IN, MS, NC, PA, SC, TN, TX, UT & VA.*
[3] *AL, AR, AZ, CO, CT, DE, FL, GA, IL, KS, KY, MD, MO, MS, NC, NJ, NM, NY, OH, OK, OR, PA, SC, TN, TX, UT, VA, VT & WA. Effective January 1, 2024, also includes NV.*
[4] *All states except MA & NY.*

Principal Products & Services	Major Brand(s)	Geography	Funding Solution(s)	Primary Distribution Channel(s)	Primary Competitors
International Health Products and Services					
Global Health Care	Cigna Global Health Benefits, Cigna Global Individual Health	Worldwide (except as limited by applicable law)	ASO, GC, ER	Brokers, Direct	Global insurers
Local Health Care	Cigna Healthcare, ManipalCigna, CignaCMB	China, Middle East, Singapore, Hong Kong, Spain, India			Global insurers and local non-U.S. insurers

Principal Products & Services

U.S. Healthcare Plans

- *Employer Medical Plans* include Health Maintenance Organizations ("HMOs"), LocalPlus®, Network and Open Access Plus, and are offered through our insurance companies, HMOs and TPAs. These plans use cost-sharing incentives to encourage the use of "in-network" rather than "out-of-network" health care providers. In addition, Preferred Provider Organization ("PPO") plan offerings feature broader provider access than the other plans, do not require referrals and typically have a higher cost share if a customer seeks care with an out-of-network provider.
    - *Consumer-Driven Products* are paired with employer medical plans and offer customers a tax-advantaged way to pay for eligible health care expenses. These products, consisting of health savings accounts, health reimbursement accounts and flexible spending accounts, encourage customers to play an active role in managing their health and health care costs.
- *Individual and Family Plans* are Patient Protection and Affordable Care Act ("ACA") compliant exclusive provider organizations ("EPO") or HMO plans marketed to individuals under age 65 who do not have access to health care coverage through an employer or government program such as Medicare or Medicaid. Customers receive comprehensive health care benefits and have access to a local network of health care providers who have been selected with cost and quality in mind.

Held for Sale

- *Medicare Advantage Plans* allow Medicare-eligible customers to receive health care benefits, including prescription drugs, through a managed care health plan. Our plans include HMO and PPO plans marketed to individuals and qualified employer groups. A significant portion of our Medicare Advantage customers receive medical care from our value-based models that focus on developing highly-engaged physician networks, aligning payment incentives to improve health outcomes and using timely and transparent data sharing.
- *Medicare Stand-Alone Prescription Drug ("Part D") Plans* provide a number of prescription drug plan options, as well as service and information support to Medicare-eligible individuals or individuals through a qualified employer group waiver plan. Our stand-alone plans offer the coverage of Medicare combined with the flexibility to select a product that provides enhanced benefits and a formulary that aligns with the individual's needs. Eligible customers benefit from broad network access and enhanced service intended to promote adherence to treatment plans, wellness and affordability.
- *Medicare Supplement Plans* provide Medicare-eligible customers with federally standardized Medigap plans. Customers may select among the various plans to meet their unique needs and may visit any health care provider or facility that accepts Medicare throughout the United States without the need for a referral.

U.S. Healthcare Specialty Benefits and Solutions

- *Behavioral Health* solutions consist of a broad national network of behavioral health providers that includes one of the largest virtual networks in the United States, behavioral health specialty case and utilization management, a crisis intervention phone line accessible anytime, employee assistance programs and work/life programs. We integrate our programs and solutions with medical and pharmacy programs to facilitate customized, holistic care as well as to provide resources that increase resiliency and address non-medical factors that affect the overall well-being of our customers.
- *Consumer Health Engagement* solutions are offered to customers covered under plans administered by Cigna Healthcare or by third-party administrators and consist of an array of health management, disease management and wellness programs. Our Medical Management programs include case, specialty and utilization management and a 24/7 Health Information phone line which ensures around-the-clock access to a medical professional. Our Health Advocacy program includes early intervention in the treatment of chronic conditions and an array of health and wellness coaching. We administer incentives programs designed to encourage customers to engage in health improvement activities.
- *Cost Containment Programs* are designed to contain the cost of covered health care services and supplies. These programs reduce out-of-network utilization and costs, protect customers from balance billing and educate customers regarding the availability of lower cost in-network services. In addition, we negotiate discounts with out-of-network providers, review provider bills and recover overpayments. We charge fees for providing or arranging for these services. These programs may be administered by third-party vendors that have contracted with Cigna Healthcare.
- *Dental* solutions include HMO plans, PPO plans, exclusive provider organization plans, traditional indemnity plans and a discount program. Employers and other groups may purchase our products on either an insured or self-insured basis and as stand-alone products or in conjunction with medical products. Additionally, individual customers may purchase insured dental PPO plans as stand-alone products or in conjunction with individual medical policies.
- *Pharmacy Management* solutions and benefits may be combined with our medical and behavioral health offerings. We offer a comprehensive suite of pharmacy management products and services to our clients and customers, leveraging the capabilities of Evernorth Health Services.

- *Stop-Loss* insurance coverage is offered to self-insured clients whose group health plans are administered by Cigna Healthcare. Stop-loss insurance provides reimbursement for claims in excess of a predetermined amount for individuals, the entire group, or both.

International Health

- *Global Health Care* offerings include insurance and administrative services for medical, dental, pharmacy, vision and life, accidental death and dismemberment and disability risks. We are a leading provider of products and services that meet the needs of multinational employers, intergovernmental and nongovernmental organizations and globally mobile individuals with a focus on keeping employees healthy and productive.
- *Local Health Care* offerings include medical, dental, pharmacy and vision as well as life coverage. Customers include employers and individuals located in specific countries where the products and services are purchased.

Premiums and Fees

- *ASO.* Plan sponsors (i.e., employers, unions and other groups) create self-funded group health plans to fund all claims, but may purchase stop-loss insurance to limit exposure. We collect fees from ASO clients for providing access to our participating provider networks and for solutions supporting cost-effective benefit management including: claims administration, behavioral health solutions, disease management, utilization management, cost containment, and dental and pharmacy benefit management. Approximately 76% of our U.S. Healthcare medical customers are in ASO arrangements.
- *Insured.*
  GC and ER. In most states, individual and group insurance premium rates must be approved by the applicable state regulatory agency (typically a department of insurance). State or federal laws may restrict or limit the use of rating methods. Premium rates are established at the beginning of a policy period and, depending on group size, may be based in whole or in part on prior experience of the policyholder or on a pool of similar policyholders. With the exception of ER policies, we generally cannot adjust premium rates to reflect actual claim experience until the next policy period; the policyholder does not participate, or share in, actual claim experience, and we retain any surplus or margin if costs are less than the premium charged (subject to minimum medical loss ratio ("MLR") rebate requirements discussed below). For all insured arrangements, we bear the risk for actual costs in excess of the premium charged. Approximately 24% of our U.S. Healthcare medical customers are in insured arrangements.

  For Medicare Advantage plans, we receive fixed monthly payments from CMS for each plan customer based on customer demographic data and actual customer health risk factors compared to the broader Medicare population. Premiums may be received from customers when our plan premium exceeds the revenue received from CMS. We also may earn additional revenue from CMS related to quality performance measures (known as "Star Ratings").

  The ACA subjects individual and small group policy rate increases above an identified threshold to review by the United States Department of Health and Human Services ("HHS"). Our U.S. Healthcare medical plans are subject to minimum MLR requirements. The MLR represents the percentage of premiums used to pay claims and expenses for activities that improve the quality of care. If we do not satisfy the prescribed MLR, statutes require premium refunds to policyholders or to CMS.

See the "Business - Regulation" section of this Form 10-K for additional information about premiums, MLR requirements, Star Ratings and risk adjustment programs of the ACA.

Market Segments

- *U.S. Healthcare* comprises the following market segments:
  ◦ *National.* Employers with 3,000 or more eligible employees, primarily through ASO funding solutions.
  ◦ *Middle Market.* Employers generally with 500 to 2,999 eligible employees, solutions for third-party payers, Taft-Hartley plans, as well as other groups, through ASO and insured funding solutions.
  ◦ *Select.* Employers generally with 51 to 499 eligible employees, primarily through ASO with stop-loss insurance coverage and insured funding solutions.
  ◦ *Small.* Employers generally with 2 to 50 eligible employees. We offer GC funding solutions in select geographies with our Cigna + Oscar product.
  ◦ *Individual and Family Plans.* Includes GC, medical ACA-compliant plans on and off the public exchanges for individuals primarily under age 65 who do not have access to health care coverage through an employer or government program such as Medicare or Medicaid. We also offer individual dental plans to customers of all ages across various distribution channels.

- ◦ *Medicare Advantage.* Includes individuals who are Medicare-eligible customers, as well as employer group sponsored post-65 retirees. We receive Medicare Advantage revenue from CMS based on customer demographic data and health risk factors. Revenues from CMS are significant to the market segment.
- *International Health* comprises market segments offering international plans to multinational employers and globally mobile individuals, and domestic plans to employers and individuals in specific countries outside of the United States. Employer plans in the International Health segment may be ASO or fully insured plans.

Clients and Customers

We provide clients and customers with access to a mix of medical and specialty benefits and solutions.

- *Clients.* Our clients include employers, third-party administrators, union-sponsored benefit plans, government health programs and other groups.
- *Customers.* Our customers include individuals who access our offerings through an employer-sponsored plan, government-sponsored plan, or other insured group.

Primary Distribution Channels

- *Brokers.* Sales representatives distribute our products and solutions to a broad group of insurance brokers and consultants.
- *Direct.* Cigna Healthcare sales representatives distribute our products and solutions directly to employers, unions and other groups or individuals. Various products may also be sold directly to insurance companies, HMOs and third-party administrators. Direct distribution may take the form of in-person contact, telephone or group selling venues, or online direct to consumer enrollment platforms.
- *Private Exchanges.* We partner with select companies that have created private exchanges where individuals and organizations can acquire health insurance. We evaluate private exchange participation opportunities as they emerge in the market and target our participation to those models that best align with our mission and value proposition.
- *Public Exchanges.* Cigna Healthcare offers individual ACA-compliant policies through public health insurance exchanges in select geographies.

Competition

The primary competitive factors affecting our business are quality of care and cost effectiveness of service and provider networks, effectiveness of medical care management, products that meet the needs of employers and their employees, total cost management, technology and effectiveness of marketing and sales. Financial strength, as indicated by ratings issued by nationally recognized rating agencies, is also a competitive factor. Our health advocacy capabilities, holistic approach to consumer engagement, breadth of product offerings, clinical care and health management capabilities along with an array of product funding solutions are competitive advantages. We believe our focus on improving the health and vitality of those we serve will allow us to further differentiate ourselves from our primary competitors shown in the chart above.

Growth Strategy

Cigna Healthcare's strategy is to engage customers in their health, partner with providers to help them improve their performance and connect customers and providers through aligned health goals, incentives and actionable information. This enables informed decisions and drives better outcomes. Fueled by advanced insights and predictive analytics, Cigna Healthcare continues to develop targeted, innovative solutions that span the health care delivery system and can be applied to a multitude of providers. 2024 priorities include continued development of integrated, digital-first, data-driven programs and capabilities to drive affordability and improve clinical outcomes by promoting the highest value care choices to our customer base while improving customer experience.

Arrangements enabling Cigna Healthcare to deliver growth and cross-enterprise leverage to the enterprise are described below.

Participating provider network. We provide our customers with an extensive national network of participating health care providers, hospitals and other facilities, pharmacies and providers of health care services and supplies. In addition, we have strategic alliances with several regional managed care organizations to gain access to their provider networks and discounts.

Provider partnerships. We enter into a variety of provider partnerships to continuously improve the quality of care for those we serve.

- *Accountable Care Program.* We have more than 200 collaborative care arrangements with primary care groups and have been a pioneer in the transition from fee-for-service to value-based payment arrangements with providers. Our flagship program is the Cigna Collaborative Accountable Care program ("CAC"). The program rewards providers for improving quality outcomes as well as improving medical cost performance. The quality model also includes elements related to health disparities and social determinants of health.

- *Specialist Programs.* We have more than 100 arrangements with specialist groups in value-based reimbursement arrangements across six different disciplines. Arrangements include incentives for enhanced care coordination and episodes of care reimbursements for meeting cost and quality goals. These programs include prospective bundled payment arrangements beginning with orthopedics.
- *Hospital Quality Program.* We have contracts with more than 200 hospital systems, involving more than 800 hospitals, with reimbursements tied to quality metrics.
- *Independent Practice Associations.* We have value-based physician engagement models in our Medicare Advantage plans that allow physician groups to share financial outcomes with us. This clinical model also includes outreach to new and at-risk patients to ensure they are accessing their primary care physician.

Site of care optimization. We encourage the use of clinically appropriate settings to reduce the cost of care through our clinical programs and partnership with eviCore. This results in significant cost savings while ensuring high quality care and service. Additionally, we provide access to MDLIVE virtual care services as a way to reduce the cost of care while supporting the patient/ provider relationship, and we provide flexibility for customers to access MDLIVE's network of virtual care providers for preventative and routine primary care and wellness, urgent care, dermatology care, behavioral health care needs and chronic condition management.

Cross-enterprise leverage with Evernorth Health Services. We continue to expand the breadth and depth of the Evernorth Health Services pharmacy benefit services and specialty and care services available to Cigna Healthcare clients and customers to deliver value by improving affordability, access, quality of care, care innovations and transparency. See "Cross-enterprise Leverage" section within Item 1. Business - Overview for further information.

Key Transactions and Business Developments

See the "Executive Overview - Key Transactions and Business Developments" section of our MD&A located in Part II, Item 7 of this Form 10-K for discussion of key developments impacting this segment.

OTHER OPERATIONS

Other Operations comprises the remainder of our business operations, which includes certain ongoing businesses and exited businesses. Our ongoing businesses include our continuing business, COLI, as described below, as well as our run-off businesses. Our run-off businesses include (i) variable annuity reinsurance business (formerly referred to as GMDB and GMIB business) that were effectively exited through reinsurance with Berkshire Hathaway Life Insurance Company of Nebraska in 2013, (ii) settlement annuity business, and (iii) individual life insurance and annuity and retirement benefits businesses which were sold through reinsurance agreements. Our exited businesses include the international life, accident and supplemental benefits businesses sold in July 2022 and our interest in a joint venture in Türkiye sold in December 2022.

In 2023, Other Operations reported adjusted revenues of $0.6 billion and pre-tax adjusted income from operations of $96 million.

Ongoing Businesses

Continuing Business

Corporate-Owned Life Insurance

The principal products of the COLI business are permanent insurance contracts sold to corporations to provide coverage on the lives of certain employees for financing employer-paid future benefit obligations. Permanent life insurance provides coverage that, when adequately funded, does not expire after a term of years. The contracts are primarily non-participating universal life policies. Fees for universal life insurance products consist primarily of mortality and administrative charges assessed against the policyholder's fund balance. Interest credited and mortality charges for universal life and mortality charges on variable universal life may be adjusted prospectively to reflect expected interest and mortality experience. To reduce our exposure to large individual losses, we purchase reinsurance from unaffiliated reinsurers.

Run-off Businesses

Settlement Annuity Business

Our settlement annuity business is a closed, run-off block of single premium annuity contracts. These contracts are primarily liability settlements with approximately 13% of the liabilities associated with guaranteed payments not contingent on survivorship. Non-guaranteed payments are contingent on the survival of one or more parties involved in the settlement.

Reinsurance

Our reinsurance operations are an inactive business in run-off. In February 2013, we effectively exited the variable annuity reinsurance business (formerly referred to as GMDB and GMIB business) by reinsuring 100% of our future exposures, net of retrocessional arrangements in place at that time, up to a specified limit. For additional information regarding this reinsurance transaction and the arrangements that secure our reinsurance recoverables, see Note 11 to the Consolidated Financial Statements.

Individual Life Insurance and Annuity and Retirement Benefits Businesses

The individual life insurance and annuity business and the retirement benefits business were sold through reinsurance agreements in 1998 and 2004, respectively. For more information regarding the arrangements that secure our reinsurance recoverables for the retirement benefits business, see Note 11 to the Consolidated Financial Statements.

Exited Businesses

International Life Accident and Supplemental Benefits and Our Interest in a Joint Venture in Türkiye

We offered life, accident and supplemental benefits insurance products and services in Hong Kong, Indonesia, New Zealand, South Korea, Taiwan and Thailand until completion of the sale of these businesses in July 2022 to Chubb INA Holdings, Inc. ("Chubb"). South Korea represented our single largest geographic market for these businesses. In December 2022, we divested our ownership interest in Cigna Sağlık Hayat ve Emeklilik, our joint venture in Türkiye, to our long-time partner QNB Finansbank.

MISCELLANEOUS

- Revenues from U.S. Federal Government agencies, under a number of contracts, represented 15% of our consolidated revenues in 2023 and 14% in both 2022 and 2021.
- The Company does not rely on business from one or a few brokers or agents.

INVESTMENT MANAGEMENT

Our investment operations provide investment management and related services for our various businesses, including the insurance-related invested assets in our General Account ("General Account Invested Assets"). We acquire or originate, directly or through intermediaries, a broad range of investments, including private placement and public securities, commercial mortgage loans, real estate, mezzanine debt, private equity partnerships and short-term investments. Invested assets also include policy loans that are fully collateralized by insurance policy cash values. We also enter into derivative financial instruments, primarily to minimize the risk of changes in foreign currency exchange rates on our investments and to manage the interest rate exposures of our long-term debt. Invested assets are managed primarily by our subsidiaries and, to a lesser extent, external managers with whom our subsidiaries contract. Net investment income is included as a component of adjusted income from operations for each of our segments and Corporate. Realized investment gains (losses) are reported by segment but excluded from adjusted income from operations. For additional information about invested assets, see the "Investment Assets" section of the MD&A and Notes 12 and 13 to the Consolidated Financial Statements.

We manage our investment portfolios to reflect the underlying characteristics of related insurance and contractholder liabilities and capital requirements, as well as regulatory and tax considerations pertaining to those liabilities and state investment laws. Insurance and contractholder liabilities range from short-duration health care products to longer-term obligations associated with corporate-owned life insurance products and the run-off settlement annuity business. Assets supporting these liabilities are managed in segregated investment portfolios to facilitate matching of asset durations and cash flows to those of corresponding liabilities. Investment results are affected by the amount and timing of cash available for investment, economic and market conditions and asset allocation decisions. We routinely monitor and evaluate the status of our investments, obtaining and analyzing relevant investment-specific information and assessing current economic conditions, trends in capital markets and other factors such as industry sector, geographic and property-specific information.

Separate Accounts

Our subsidiaries or external advisors manage invested assets of separate accounts on behalf of contractholders, including The Cigna Group Pension Plan, variable universal life products sold through our corporate-owned life insurance products and the run-off businesses. These assets are legally segregated from our other businesses and are not included in General Account Invested Assets. Income, gains and losses generally accrue directly to the contractholders.

STRATEGIC INVESTMENTS

The Cigna Group Ventures. In addition to the portfolio investments in our general and separate accounts discussed in the Investment Management section above that support our insurance operations, we make targeted investments within the health care industry, specifically. The Cigna Group has committed $700 million in aggregate since the formation of The Cigna Group Ventures, our strategic corporate venture fund which invests in promising startups and growth-stage companies who, like us, are unlocking new growth possibilities in health care. We invest in companies making groundbreaking progress in three strategic areas: insights and analytics, digital health and experience, and care delivery and enablement. As of December 31, 2023, The Cigna Group Ventures has approximately 10 venture capital partners and 25 existing direct investments. Through these deep partnerships we collaborate, innovate and develop new solutions that address critical challenges of health and vitality impacting the people we serve.

VillageMD. In 2023, we became a minority owner in VillageMD by investing $2.7 billion in VillageMD preferred equity. VillageMD (majority-owned by Walgreens Boots Alliance, Inc.) provides health care services for individuals and communities across the United States, with primary, multi-specialty and urgent care providers serving patients in traditional clinic settings, in patients' homes and online appointments. VillageMD and its subsidiaries operate in 26 markets and are responsible for millions of patients. See Note 12 to the Consolidated Financial Statements for further discussion of this investment.

CarepathRx Health Systems Solutions. In 2023, we acquired a minority interest in CarepathRx Health Systems Solutions. See Note 5 to the Consolidated Financial Statements for further discussion of this investment.

DIGITAL, DATA AND TECHNOLOGY

The Cigna Group's investments in digital, data and technology are focused on cultivating robust digital-first capabilities to better engage with customers and stakeholders. We deliver value for our clients, customers and other stakeholders by creating better health outcomes, improving customer experience and lowering total cost of care.

Innovation. Customer-centric, digital-first, virtual-led vision for health care remains at the forefront of our priorities. The advancement of our internal innovative capabilities and strategic partnerships continues to produce new and more effective ways to engage with our customers to help close gaps in care, optimize treatment and improve outcomes. During 2023, the Technology team continued to deliver value for current business while simultaneously focusing on reducing complexity and cost within our technology ecosystem. As we continue to simplify our technology ecosystem, we expect an increase in digital advancements, customer engagement, loyalty and speed to market.

In 2023, The Cigna Group continued to invest in our technology capabilities to produce new and more effective ways to operate, as well as meet customers where they are. We intend to lead with digital engagement by creating connections between points of care and guiding customers through the best mechanism to the optimal location and provider. Our modernized data and technology ecosystem will enable us to integrate our assets, gather insights and engage with prospects and customers in new ways. For the year ended December 31, 2023, our capital expenditures for property, equipment and computer software were $1.6 billion.

The Cigna Group continued to transform and improve the way health care is delivered through automation, advanced analytics and Artificial Intelligence ("AI") technologies. We utilize these technologies today to analyze data and uncover patterns and insights to help improve outcomes, increase connectivity between the patient and the health care system, speed up administrative processes, and improve the overall member experience.

The Cigna Group continued to accelerate the pace of development and innovation through our new AI Center of Enablement ("COE"). Our AI COE focuses on Generative AI ("Gen AI"), and assesses and governs guardrails, systemic controls, and processes to provide oversight to ensure the responsible use of Gen AI practices. These commitments are intended to ensure our Gen AI capabilities and solutions are ethical, defensible, and in compliance with health care privacy and security requirements. With these strict practices and protocols in place, we anticipate rapidly adapting and capitalizing on new opportunities in an increasingly competitive and fast-changing digital landscape. Exploring and implementing new and emerging technology opportunities enables us to improve efficiency via automation, reduce costs and enhance overall decision-making, all while providing real-time, personalized and connected experiences for our customers, patients, clients and provider partners.

Data and Analytics. Our rich, integrated data allows us to provide differentiated outcomes. We conduct timely, rigorous and objective research and analysis that informs evidence-based medical and pharmacy benefit management and evaluates the clinical, economic and individual impact of enhanced benefit designs and programs. The combination of our predictive analytics, as well as our machine and deep learning capabilities create actionable intelligence that informs decision-making of our health care professionals. Our data-driven approach to behavioral health provides personalized and customized care across the entire continuum for the populations we serve. These solutions predict emerging health needs, close gaps in care and drive cost savings - all while empowering whole-person and whole-family health.

During 2023, we continued to leverage both internal and external data to identify and address health disparities and better understand the long-term medical and behavioral complications facing our customers. The data-informed approach allows for delivery of solutions with a digital-first entry point that meet our customers where they are to offer physical and behavioral health support.

Digital. Our digital health focus has shown value across the enterprise by imagining the future of health care and creating engaging experiences that give customers the right information at the right time. We continue to bring new and reusable technology-enabled products and services to the market, expanding on a platform that connects to a given benefit structure in a single personalized environment. This allows for further capitalization on our unique data and enables the design of innovative digital solutions that improve health care experiences and provide more affordable health care for all. Cybersecurity protections continue to be a top priority across The Cigna Group's digital offerings to further strengthen our security posture and grow the trust of those we serve. See Part 1. Item C - Cybersecurity of this Form 10-K for additional information regarding our cybersecurity practices and governance.

Technology Operations. Our Technology team, powered by approximately 9,500 employees and several thousand external resources collaborating with our partners, supports the various information systems essential to our operations, including the health benefit claims processing systems and specialty and home delivery pharmacy systems. Uninterrupted point-of-sale electronic retail pharmacy claims processing is a significant operational requirement for our business. We believe we have substantial capacity for growth in our United States pharmacy claims processing facilities. Our pharmacy technology platform allows us to safely, rapidly and accurately adjudicate over one billion adjusted prescriptions annually. Our technology helps retail pharmacies focus on patient care and our real-time safety checks help avoid medication errors. The Cigna Group companies hold over 400 United States patents. We use these patents to protect our proprietary technological advances and to differentiate ourselves in the market.

HUMAN CAPITAL MANAGEMENT

The Cigna Group's mission is to improve the health and vitality of those we serve. A global healthy and diverse workforce is essential to achieving our mission and our business growth strategies. We are continually investing in our global workforce to support our employees' health and well-being, further drive diversity and inclusion, provide fair and market-competitive pay and foster employee growth and development. As of the end of 2023, we had approximately 72,500 employees, with approximately 93% of our employees based in the United States. Approximately 97% of our employees are full-time.

Health, Well-Being and Other Benefits

Tending to our employees' health and vitality is a critical business imperative for our company and one of the most important investments in our enterprise that we make each year. We believe that when we support our employees' health and well-being, they are more productive and engaged in driving our mission and business strategy forward, thereby creating shareholder value. In 2023, The Cigna Group invested approximately 18% of total payroll in health, well-being and other benefits, including life and disability programs, 401(k) contributions and retirement-related benefits for our employees in the United States.

In addition to traditional medical and pharmacy benefits, we provide multi-dimensional wellness programming to support the physical, mental, financial, and social health, as well as overall vitality of employees, including: nutrition and fitness programs, employee assistance program (EAP) benefits that are free to all employees and to all members of their household, and digital tools that provide access to education and therapy to help individuals build greater resilience and cope with stress, anxiety and depression.

Diversity, Equity & Inclusion

At The Cigna Group, we take an expansive view of diversity including race, ethnicity, nationality, gender, veteran status, disability, sexual orientation and gender identity. As of the end of 2023, based on employee self-reporting, approximately 71% of our employees were women, and approximately 41% of our employees in the United States were ethnic minorities (which includes Black / African American, Asian, Hispanic or Latino/a, Pacific Islander and American Indian / Alaskan employees).

We are committed to attracting and recruiting key diverse talent into various leadership development programs and other entry level positions across the business. This success is rooted in strategic relationships with student groups at our partner colleges and universities, as well as our engagement with multiple national, regional and local organizations, which provide us focused recruiting opportunities with women, the LGBTQ+ community, military veterans and underrepresented minority groups.

Our compensation practices, rooted in our pay-for-performance philosophy, promote equity in pay through measures such as benchmarking compensation by role, eliminating inquiries regarding applicants' compensation history from the hiring process and monitoring for potential disparities. Our most recent pay equity analysis among our U.S. employees, conducted in 2024, illustrated that female employees of The Cigna Group earn more than 99 cents for every dollar earned by similarly-situated male employees, and employees from underrepresented groups (which includes Black/African American, Hispanic or Latino/a, Pacific Islander and American Indian/Alaskan employees) earn more than 99 cents for every dollar earned by similarly-situated white employees. We also analyzed gender pay on a global basis and found that across the entire Company female employees at The Cigna Group earn more than 99 cents for every dollar earned by similarly-situated male employees.

Talent Acquisition, Development and Retention

Our talent acquisition and rewards strategies are designed to attract and retain skilled employees who are engaged in our mission. Our compensation program is rooted in market competitive base salaries and incentives that reward contributions that advance the Company's strategy and mission. In 2023, the voluntary turnover rate was approximately 11% for all employees, signaling a return to pre-pandemic levels.

Our talent acquisition team is both online and on the ground in communities and at colleges and universities to find and recruit the best and brightest talent. Our top ranked external career website allows candidates to learn about The Cigna Group and search for open positions. We also leverage technology and an omnichannel strategy to create awareness and attract candidates through email, text message, social media, a quarterly newsletter, and one-to-one outreach from our recruiters.

We recognize the importance of flexibility in the workplace and provide schedules, tools, and support for employees to balance their work responsibilities with their life outside of work. We also empower our employees to volunteer by offering two distinct benefit programs. The first is volunteer time off, referred to as "Use Your 8," for eligible employees to take eight hours of paid leave annually to volunteer with a nonprofit of their choice. The second is our Community Ambassador Fellowship, a program through which employees apply for up to three months of paid leave to support a specific community-based project.

To further engage and reward employees, we have an employee recognition program called Cigna Standout that allows employees to recognize their colleagues for their contributions to our Company and to celebrate both personal and professional milestones. Every employee is empowered to use this system to recognize colleagues for going above and beyond or simply say thank you.

Our online learning platform and career development tools, including a career portal and career planning tool, offer a broad range of training, education and development resources to all employees. In 2023, based on internal data, employees on average engaged in 30 hours of learning through these resources. Enterprise leadership development programs are provided to executive, high-potential and new manager audiences to develop and expand leadership capability across the enterprise. We also offer leadership development programs to recent graduates who seek valuable career experience with The Cigna Group, as well as opportunities for college students to join The Cigna Group for a paid summer internship. The Cigna Group offers an education reimbursement program for both full and part-time employees who meet the continuing education criteria. We believe these strategies and programs contribute to employee engagement and retention.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Cigna Group's environmental, social and governance ("ESG") framework is structured around four connected pillars that underscore our enterprise mission to improve the health and vitality of those we serve. We drive action through this framework to deliver on our ESG vision: to transform the ecosystem of health into one that is well-functioning, sustainable, accessible and equitable - advancing better health for all. Our commitment to this vision guides us in our multidimensional value-creation strategy as we strive to meet the needs of our many stakeholders. The four pillars of our ESG framework are:

Healthy Society

We advance better health for all. Building a well-functioning, sustainable, accessible and equitable health care system requires understanding and addressing social determinants of health and improving medical quality and access while lowering health risks, promoting preventive health interventions and coordinating all aspects of care. We drive progress in each of these areas by aligning our products and services with value-based care models, leveraging integrated benefits, managing drug costs through innovation, expanding digital offerings and reviewing coverage policies for health equity. We also help to eliminate barriers to care and address other factors that contribute to health disparities.

Healthy Workforce

We believe that employers play a vital role in the health care system, and we strive to be a model for others by prioritizing the health and vitality of employees within our own company. A healthy and diverse workforce is essential to achieving our mission, and we continually invest in our employees to support their health and vitality, to foster their growth and development and to further cultivate diversity and inclusion. See further discussion of this pillar within Part I, Item 1 "Human Capital Management" section above.

Healthy Environment

We believe that responsible environmental stewardship can improve health and vitality and also makes sound business sense. We strive to identify new efficiencies and make strategic investments that reduce our environmental impacts and our operating costs. In addition, we see an opportunity to positively impact the environment through ways we are advancing our business, including through our continued investment in virtual care.

Healthy Company

We have a deep and long-held commitment to strong governance as well as ethical and resilient business practices. This includes protecting the sensitive data of our clients and customers by ensuring cybersecurity incident response preparedness, as well as supporting a responsible supply chain and committing to increasing our annual diverse supplier spend.

REGULATION

The laws and regulations governing our business continue to increase each year and are subject to frequent change. We are regulated by federal, state and international legislative bodies and agencies, which generally have discretion to issue regulations and interpret and enforce laws and rules. These regulations can vary significantly from jurisdiction to jurisdiction, and the interpretation of existing laws and rules also may change periodically. Domestic and international governments continue to enact and consider various legislative and regulatory proposals, which could materially impact the health care system. We expect continued legislative and regulatory debate of issues related to our businesses. As has become increasingly common with public policy reforms in the health services industry, executive, judicial or legislative intervention could alter, slow or eliminate the impact of any proposal following the related regulation's promulgation.

Many aspects of our business are directly regulated by federal and state laws and administrative agencies, such as HHS, CMS, the Internal Revenue Service ("IRS"), the U.S. Departments of Labor ("DOL") and Treasury, the Office of Personnel Management ("OPM"), the Federal Trade Commission ("FTC"), the SEC, the Office of the National Coordinator for Health Information Technology ("ONC"), state departments of insurance and state boards of pharmacy. Our business practices may also be shaped by enforcement actions of federal agencies, such as the Department of Justice ("DOJ"), state agencies, as well as judicial decisions.

In addition, aspects of our business are subject to indirect regulation. The self-funded benefit plans sponsored by our U.S. employer clients are regulated under federal law. These self-funded clients expect us to ensure that our administration of their plans complies with the regulatory requirements applicable to them.

Our business operations and the books and records of our regulated businesses are routinely subject to examination and audit at regular intervals by state insurance and HMO regulatory agencies, state boards of pharmacy, CMS, DOL, IRS, OPM and comparable international regulators to assess compliance with applicable laws and regulations. Our operations are also subject to non-routine examinations, audits and investigations by various state and federal regulatory agencies, generally as the result of a complaint. In addition, we may be implicated in investigations of our clients whose group benefit plans we administer on their behalf. As a result, we routinely receive subpoenas and other demands or requests for information from various state insurance and HMO regulatory agencies, state attorneys general, the HHS Office of Inspector General ("HHS-OIG"), the DOJ, the DOL and other state, federal and international authorities. We may also be called upon by members of the U.S. Congress to provide information, including testifying before Congressional committees and subcommittees, regarding certain of our business practices. If The Cigna Group is determined to have failed to comply with applicable laws or regulations, these examinations, audits, investigations, reviews, subpoenas and demands may:

- result in fines, penalties, injunctions, consent orders or other settlement agreements such as corporate integrity agreements or loss of licensure;
- suspend or exclude us from participation in government programs or limit our ability to sell or market our products;
- require changes in business practices;
- damage relationships with the agencies that regulate us and affect our ability to secure regulatory approvals necessary for the operation of our business; or
- damage our brand and reputation.

Our international subsidiaries are subject to regulations in international jurisdictions, including in certain cases many regulations similar to the federal and state regulations described below, which are complex and where foreign insurers may face more rigorous regulations than their domestic competitors and may also be affected by geopolitical developments or tensions.

The laws and regulations governing our business, as well as the related interpretations, are subject to frequent change and can be inconsistent or in conflict with each other. Changes in our business environment are likely to continue as elected and appointed officials at the national and state levels continue to propose and enact significant modifications to existing laws and regulations. Even where we believe that we are in compliance with the various laws and regulations, any enforcement actions by federal, state or international government officials alleging non-compliance with these rules and regulations could subject us to penalties or restructuring or reorganization of our business. For a discussion of the risks related to our compliance with these laws and regulations see the Risk Factors section located in Part I, Item 1A of this Form 10-K. Management continues to be actively engaged with regulators and policymakers with respect to legislation and rulemaking.

COVID-19-related Regulatory Actions

On May 11, 2023, the COVID-19 Public Health Emergency ("PHE") declared by the Secretary of HHS ended. Some of the legislative and regulatory flexibilities that the U.S. federal and state governments enacted in response to COVID-19 and its variants which were not affected by the end of the PHE were made permanent or were extended. Other legislative and regulatory flexibilities, such as required coverage of COVID-19 tests without cost sharing and certain Medicare and Medicaid waivers for health care providers, ended on May 11 or were set to expire within a certain period of time after the end of the PHE. The Consolidated Appropriations Act, 2023, also provided that states could restart Medicaid eligibility renewals and terminations for ineligible individuals. As a result, states resumed Medicaid redeterminations for the first time since the PHE began; these redeterminations are anticipated to continue through early spring 2024. While state approaches to redeterminations vary, under the redeterminations, many beneficiaries are no longer eligible for Medicaid. As a result, some of the beneficiaries determined to be ineligible for Medicaid sought or will seek alternate coverage in the individual marketplace.

The Patient Protection and Affordable Care Act

The Patient Protection and Affordable Care Act ("ACA") mandated broad changes to the U.S. health care system that affect insured and self-insured health benefit plans and pharmacy benefit managers. Our business model is impacted by the ACA, including our relationships with current and future producers and health care providers, products, service providers and technologies. The provisions of the ACA imposed, among other things, certain assessments on health insurers, created health insurance exchanges for individuals and small group employers to purchase insurance coverage and implemented minimum MLRs for our Cigna Healthcare business. Certain states have adopted MLR requirements applicable to our employer businesses that are more stringent than those established by the ACA. Other provisions of the ACA in effect include reduced Medicare Advantage payment rates, the requirement to cover preventive services with no enrollee cost-sharing, banning the use of lifetime and annual limits on the dollar amount of essential health benefits, increasing restrictions on rescinding coverage, extending coverage of dependents up to age 26, restrictions on differential pricing, enforcement mechanisms and rules related to health care fraud and abuse enforcement activities and certain pharmacy benefit transparency requirements. The employer mandate requires employers with 50 or more full-time employees to offer affordable health insurance that provides minimum value (each as defined under the ACA) to full-time employees and their dependents, including children up to age 26, or be subject to penalties based on employer size. The ACA also changed certain tax laws to effectively limit tax deductions for certain employee compensation paid by health insurers. In December 2019, the federal government repealed the non-deductible health insurance industry fee effective for 2021, as well as the enacted but never implemented 40% excise tax on certain employer-sponsored coverage (known as the "Cadillac Tax") and the medical device tax. In 2021, in response to the COVID-19 pandemic, the federal government temporarily expanded eligibility for ACA subsidies to higher-income people who did not otherwise qualify, increased ACA subsidies for lower-income people who already qualify for 2021 and 2022, provided subsidies for individuals who receive unemployment benefits in 2021 and prevented taxpayers who misestimated their income in 2020 from having to repay excess premium tax credits. The Inflation Reduction Act, which was signed into law in August 2022, extended the expanded and increased premium tax credits for individuals enrolled in ACA qualified health plans, through December 31, 2025.

Medicare and Medicaid Regulations

Through our subsidiaries, we offer individual and group Medicare Advantage, Medicare Prescription Drug and Medicare Supplement products. We also provide Medicare Part D-related products and services to other Medicare Part D sponsors, Medicare Advantage Prescription Drug Plans and employers and clients offering Medicare Part D benefits to Medicare Part D eligible beneficiaries, including those dually eligible for Medicare and Medicaid benefits ("dual-eligible"). As part of our Medicare Advantage and Medicare Part D business, we contract with CMS to provide services to Medicare beneficiaries. We offer dual-eligible products and participate in state Medicaid programs directly or indirectly through our clients who are Medicaid managed care contractors. We also perform certain Medicaid subrogation services and certain delegated services for clients, including utilization management, which are regulated by federal and state laws. Our dual-eligible products are regulated by CMS and state Medicaid agencies audit our performance to determine compliance with contracts and regulations. Our ability to obtain payment (and the determination of the amount of such payments), market to, enroll and retain customers and expand into new service areas is subject to compliance with CMS' numerous and complex regulations and requirements that are frequently modified and subject to administrative discretion, review and enforcement.

CMS evaluates Medicare Advantage plans and Part D plans under its "Star Rating" system. The Star Rating system considers various measures adopted by CMS, including, for example, quality of care, preventive services, chronic illness management, coverage determinations and appeals and customer satisfaction. A plan's Star Rating affects its image in the market and plans that perform very well are able to offer enhanced benefits and market more effectively and for longer periods of time than other plans. Medicare Advantage plans' quality-bonus payments are determined by the Star Rating, with plans receiving a rating of four or more stars eligible for such payments. The Star Rating system is subject to change annually by CMS, which may make it more difficult to achieve and maintain four stars or greater. For example, beginning with Star Ratings for payment year 2024, CMS will place more emphasis on patient experience survey-based measures which could reduce Star Ratings predictability year over year. Additionally, as a result of the COVID-19 pandemic's impact on 2020 care patterns and utilization, CMS finalized rules applying relief to Medicare Advantage and Part D Plan Star Ratings for payment year 2023 by utilizing the higher of the payment year 2023 or 2022 measure level Star Ratings.

CMS provides risk-adjusted premium payments for Medicare Advantage plans based on our customer demographics and medical diagnoses, which may change from period to period based on the underlying health of our customers. Under this model, rates paid to Medicare Advantage plans are based on actuarially determined bids, which include a process whereby our prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to an enrollee with a "national average risk profile." That baseline payment amount is adjusted to reflect the health status of our enrolled membership. Under the risk-adjustment methodology, Medicare Advantage plans must collect and submit the necessary diagnosis code information from hospital inpatient, hospital outpatient and physician providers to CMS within prescribed deadlines. We generally rely on providers to appropriately document their claims and other submissions with appropriate diagnoses from which we extract hierarchical condition codes to submit to CMS as the basis for our payments received under the actuarial risk-adjustment model. The CMS risk-adjustment model uses the diagnosis data to calculate the risk-adjusted premium payment to the plans. These adjustments are generally settled semi-annually with CMS. The final adjustment is generally settled with CMS in the year following the contract year. CMS may conduct audits to validate risk-adjustment data submitted by health plans.

On January 30, 2023, CMS issued the Final Rule titled "Medicare and Medicaid Programs; Policy and Technical Changes to the Medicare Advantage, Medicare Prescription Drug Benefit, Program for All-inclusive Care for the Elderly ("PACE"), Medicaid Fee-For-Service, and Medicaid Managed Care Programs for Years 2020 and 2021," effective April 3, 2023. The Final Rule addresses CMS's audit methodology and related policies for the Risk Adjustment Data Validation ("RADV"). Although CMS did not specify their sampling or extrapolation methodology the rule did codify that CMS will use a statistically valid method for sampling and extrapolation of error rates and the decision not to apply a fee for service adjuster when determining RADV audit findings. CMS will not apply extrapolation to RADV audits until the 2018 payment year with payment recoveries for those RADV audits expected in 2025. Audits for payment years prior to 2018 are not subject to extrapolation. RADV audits for our contract years 2011 through 2015 are currently awaiting CMS finalization. The Company is not currently subject to RADV audits for the 2018 and subsequent payment years. The Final Rule is currently being challenged in federal district court.

Coverage of prescription drugs under Medicare Part D is also regulated by CMS and our contracts with CMS contain provisions for risk sharing and certain payments for prescription drug costs for which we are not at risk. These provisions affect our ultimate payments from CMS. For example, premiums from CMS are subject to risk corridor payments that compare costs targeted in our annual bids with actual prescription costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or require us to refund to CMS a portion of the payments we received.

We expect CMS, HHS-OIG, DOJ and other federal agencies to continue to closely scrutinize each component of the Medicare Advantage program and modify the terms and requirements of the program through rulemaking or enforcement activities. The Company continues to believe that further regulation or changes to existing regulations could result in disruption in the marketplace including the potential for some combination of degraded plan benefits and higher monthly premiums. Noncompliance with these laws and regulations may result in significant consequences, including fines and penalties, enrollment sanctions, exclusion from the Medicare and Medicaid programs, limitations on expansion and criminal penalties.

In January 2024, we entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses to HCSC for $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions.

False Claims Act and Anti-Kickback Laws

Our products and services are also subject to the federal False Claims Act (the "False Claims Act"), state false claims acts and federal and state anti-kickback laws. Additionally, the federal government has made investigating and prosecuting health care fraud, waste and abuse a priority. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks in return for customer referrals, billing for unnecessary medical services, upcoding and improper marketing. The regulations and contractual requirements in this area are complex, frequently modified and subject to administrative discretion and judicial interpretation.

False Claims Act and Related Criminal Provisions. The False Claims Act imposes civil penalties on any person who knowingly, as defined by the statute, makes, conspires to make, or causes to be made false claims, records, or statements, or fails to return known overpayments, in connection with reimbursement by federal government programs such as Medicare and Medicaid. Private individuals have brought and may bring *qui tam* or "whistleblower" suits under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. The ACA amended the federal anti-kickback laws to state any claim submitted to a federal or state health care program that violates the anti-kickback laws is also a false claim under the False Claims Act. The False Claims Act generally provides for the imposition of civil penalties and for treble damages, creating the possibility of substantial financial liabilities. Criminal statutes similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement it knows to be false, fictitious or fraudulent to any federal agency, the corporation may be fined. Conviction under these statutes may also result in exclusion from participation in federal and state health care programs. Many states have also enacted laws similar to the False Claims Act, some of which may include criminal penalties, substantial fines and treble damages.

Anti-Kickback and Referral Laws. Subject to certain exceptions and "safe harbors," the federal anti-kickback statute generally prohibits, among other things, knowingly and willfully paying, receiving or offering any payment or other remuneration to induce a person to purchase, lease, order or arrange for items (including prescription drugs) or services reimbursable in whole or in part under Medicare, Medicaid or another federal health care program. Many states have similar laws, some of which are not limited to items or services paid for with government funds. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil fines and exclusion from participation in federal and state health care programs.

Anti-kickback laws have been cited as a partial basis, along with state consumer protection laws described below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to pharmacies or payors in connection with "product conversion" or promotion programs. Other anti-kickback and referral laws may also be applicable including criminal and civil laws restricting illegal kickbacks and conflicts of interest in connection with plans governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the federal "Stark Law," and various state anti-kickback restrictions.

In November 2020, HHS and HHS-OIG released a final rule that eliminates an anti-kickback regulatory safe harbor protection for price concessions, including rebates, that are offered by pharmaceutical manufacturers to plan sponsors or pharmacy benefit managers under the Medicare Part D program. The final rule creates two new safe harbors: (i) for price reductions by manufacturers to plan sponsors under Medicare Part D and Medicaid managed care organizations that are reflected at the time of dispense and (ii) for fixed-fee service arrangements between manufacturers and pharmacy benefit managers. The effective date of the final rule has been postponed to 2032.

<u>Federal Civil Monetary Penalties Law.</u> The federal civil monetary penalty statute provides for civil monetary penalties against any person who gives something of value to a Medicare or Medicaid program beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular provider for Medicare or Medicaid items or services. Under this law, our wholly-owned home delivery pharmacies, specialty pharmacies and home health providers are restricted from offering certain items of value to influence a Medicare or Medicaid patient's use of services. The ACA also includes several civil monetary provisions, such as penalties for the failure to report and return a known overpayment and failure to grant timely access to the HHS-OIG under certain circumstances.

Federal and State Oversight of Government-Sponsored Health Care Programs

Participation in government-sponsored health care programs subjects us to a variety of federal and state laws and regulations and risks associated with audits conducted under these programs. These audits may occur years after the provision of services. Risks include potential fines and penalties, restrictions on our ability to participate or expand our presence in certain programs and restrictions on marketing our plans. For example, with respect to our Medicare Advantage business, CMS and the HHS-OIG perform audits to determine a health plan's compliance with federal regulations and contractual obligations, including program audits and RADV audits, which focus on compliance with proper coding practices. Certain of our contracts are currently subject to audits by CMS and the HHS-OIG, including RADV audits. CMS has announced that its goal is to subject all Medicare Advantage contracts to either a comprehensive or a targeted RADV audit for each contract year. The DOJ is also currently conducting industry-wide investigations of the risk adjustment data submission practices and business processes of a number of Medicare Advantage organizations. The Cigna Group was a party to such an investigation, which was settled during the third quarter of 2023. Please see "—Medicare and Medicaid Regulations" for further information related to the settlement and the related CIA.

For our Medicare Part D business, compliance with certain contractual provisions and regulatory requirements is subject to review by Recovery Audit Contractor audits in which third-party contractors conduct post-payment reviews on a contingency fee basis to detect and correct improper payments.

Government Procurement Regulations

We have a contract with the U.S. DoD, which subjects us to applicable Federal Acquisition Regulations ("FAR") and the DoD FAR Supplement, which govern federal government contracts. Further, there are other federal and state laws applicable to our DoD arrangement and our arrangements with other clients that may be subject to government procurement regulations. In addition, certain of our clients participate as contracting carriers in the Federal Employees Health Benefits Program administered by the OPM, which includes various pharmacy benefit management standards.

Employee Retirement Income Security Act

Our domestic subsidiaries sell most of their products and services to sponsors of employee benefit plans that are governed by ERISA. ERISA is a complex set of federal laws and regulations enforced by the IRS and the DOL, as well as the courts. ERISA regulates certain aspects of the relationship between us, the employers that maintain employee welfare benefit plans subject to ERISA and the participants in such plans. Certain of our domestic subsidiaries are also subject to requirements imposed by ERISA affecting claim payment and appeals procedures for individual health insurance and insured and self-insured group health plans and for the insured plans we administer. Certain of our domestic subsidiaries also may contractually agree to comply with these requirements on behalf of the self-insured plans they administer. We believe the conduct of our pharmacy benefit management business is not generally subject to the fiduciary obligations of ERISA. However, there can be no assurances that the DOL may not assert that pharmacy benefit managers are fiduciaries. From time to time, states have considered and, in limited cases, enacted legislation to declare a pharmacy benefit manager or health benefit manager a fiduciary with respect to its clients.

Plans subject to ERISA may also be subject to state laws and the legal question of whether and to what extent ERISA preempts a state law is likely to continue to be a subject for interpretation by the courts for years to come.

Privacy, Security and Data Standards Regulations

Numerous federal, state and foreign laws and regulations govern the creation, collection, dissemination, receipt, maintenance, protection, use, transmission, disclosure, privacy, confidentiality, security, availability, integrity, processing, and disposal (collectively "Processing") of protected health information ("PHI") and other personally identifiable information ("PII"). Many of our activities involve Processing of PHI and PII. In addition, we use aggregated and/or anonymized data for our own research and analysis purposes and, in some cases, when permitted, provide access to such anonymized data, or analytics created from such data, to third parties. We may also use such information to create analytic models designed to predict, and potentially improve, outcomes and patient care. We are also subject to the Payment Card Industry Data Security Standard, a set of requirements designed to help ensure that entities that Process credit card information maintain a secure environment.

On the federal level we are subject to a number of sector specific regulations. The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH") and the 21st Century Cures Act, Public Law 116-321, and as implemented by the regulation (collectively "HIPAA") impose requirements on covered entities and business associates that address the privacy and security of PHI. In the conduct of the majority of our business we may be either a covered entity or business associate, and we may also be held liable under HIPAA for violations by our vendors, including downstream services providers, that are business associates. HIPAA imposes contracting requirements and requires breach notifications. HIPAA also regulates permissible uses and disclosures of PHI; for example, HHS has issued guidance regarding tracking technologies that are used to collect and analyze information about how users interact with covered entities' and business associates' websites and mobile applications. Violations of HIPAA may result in enforcement actions, civil and criminal penalties and settlement, resolution, and monitoring agreements. Further, state attorneys general may bring civil actions seeking either injunctions or damages in response to violations of HIPAA that threaten the privacy of state residents and may negotiate settlements for related cases on behalf of their respective residents. There can be no assurance that we will not be the subject of an investigation, audit or compliance review regarding our compliance with HIPAA. HIPAA does not preempt more stringent state health privacy laws and regulations, which may protect the health information of certain individuals, such as minors, and certain types of sensitive health information, such as transgender care, HIV/AIDS status, reproductive health information, genetic information, and mental and behavioral health.

Other federal and state laws that restrict the use and protect the privacy and security of PII exempt data and/or entities subject to HIPAA, but several states, such as, Nevada, and Connecticut, have recently enacted privacy laws to protect consumer data and require consent for the collection, use, and sharing of consumer health data. These laws may impact our businesses and practices where data collected is outside the reach of HIPAA.

The federal government has also enacted final regulations on interoperability and information blocking to support the seamless and secure access, exchange and use of electronic health information by and between patients, enrollees and entities such as payors and health care providers. These regulations apply to a variety of entities and generally require significant enhancements to information technology and data governance practices. The regulations impact how industry participants, including us, comply with disclosure requirements and share information with individuals and other health care organizations.

The federal Gramm-Leach-Bliley Act ("GLBA") and its implementing regulations generally place restrictions on the disclosure of nonpublic information to nonaffiliated third parties, and requires financial institutions, including insurers, to provide customers with notice regarding how their nonpublic personal information is used, including an opportunity to "opt out" of certain disclosures. State departments of insurance and certain federal agencies adopted implementing regulations as required by federal law. In 2023, significant changes to GLBA's "Safeguards Rule" went into effect, substantially raising the GLBA standards for security, which are anticipated to be adopted by some state DOIs (as defined herein).

Additionally, under Section 5 of the Federal Trade Commission Act ("FTC Act"), the FTC has jurisdiction over certain privacy and security practices deemed unfair and deceptive acts and practices in or affecting commerce. The FTC has charged companies with violating this act based on failures to appropriately and transparently safeguard personal information, respect consumers' privacy rights, based on disclosures of health and personal information to third parties, the failure to limit third-party use of health information, the failure to implement policies and procedures to prevent the improper or unauthorized disclosure of health information, and the failure to provide notice and obtain consent before the use and disclosure of health information for advertising. In addition to the FTC Act, the FTC also enforces other federal laws relating to consumers' privacy and security. The FTC has also been active with respect to companies' use of big data and AI, specifically ensuring fair and equitable use of these tools, and the FTC has named AI as an area of enforcement focus. State legislatures and regulators are similarly interested in the use of AI, particularly as it is used in modeling, and a handful of states have either passed legislation or issued regulatory guidance concerning AI. Additionally, the National Association of Insurance Commissioners ("NAIC"), an organization of state insurance regulators, recently established the Innovation, Cybersecurity and Technology Committee to provide a forum for regulators to learn, monitor and confer on emerging technology issues, including, among others, cybersecurity and AI. State Departments of Insurance ("DOI") and other state government agencies and legislatures are increasingly aware and active in providing guidance in the AI space.

In July 2023, the SEC approved final rules relating to cybersecurity disclosure obligations on reporting companies and such new disclosures can be found beginning on page 45.

The Cybersecurity Information Sharing Act of 2015 ("CISA") encouraged organizations to share cyber threat indicators with the federal government and, among other things, directed HHS to develop a set of voluntary cybersecurity best practices for organizations in the health care industry. States have also begun to issue regulations specifically related to cybersecurity, which may differ or conflict from state to state. In October 2017, the NAIC adopted the Insurance Data Security Model Law that creates rules for insurers and other covered entities addressing data security, investigation and notification of breaches. This includes maintaining an information security program based on ongoing risk assessment, overseeing third-party service providers, investigating data breaches

and notifying regulators of a cybersecurity event. As the model law is intended to serve as model legislation only, states will need to enact legislation for the model law to become mandatory and enforceable. To date, twenty-one states have enacted some form of the model law.

Over the past several years, the federal government has increasingly focused on the cybersecurity requirements applicable to government contractors, including enhanced guidance and regulation. These include compliance with the Privacy Act of 1974, the Defense Federal Acquisition Regulation Supplement ("DFARS") cybersecurity requirements, the Cybersecurity Maturity Model Certification ("CMMC") (going into effect over the next four years and based on the National Institute of Standards and Technology ("NIST") standards), the Federal Information Security Modernization Act ("FISMA") and the White House's 2021 Executive Order on Improving the Nation's Cybersecurity.

Some local authorities are increasingly focused on protecting individuals from data or identity theft and every state has data security laws and regulations requiring, among other things, certain minimum data security standards and security breach notifications that may apply to us in certain circumstances, as well as certain limitations on access to and use of PII. These laws and regulations include state general data breach laws, which exist in all fifty states and protect PII generally, as well as DOI cybersecurity laws, applicable to various DOI licensees, such as insurers, PBMs and TPAs. Many states also have their own sector-specific laws regarding the Processing of PII which may apply to us as well. In the past few years, fourteen states have adopted their own comprehensive consumer privacy statutes and many more states are considering doing so. Generally, the statutes exempt data and/or entities regulated by GLBA and/or HIPAA but are, in varying respects, applicable to other data we collect, such as PII provided by website visitors, and in California, employees and business partners. Additionally, we anticipate federal and state legislators and regulators will continue to enact legislation related to privacy and cybersecurity.

In addition, international laws, rules and regulations governing the use and disclosure of PII can be more stringent than those in the United States, and they vary from jurisdiction to jurisdiction. The European Union's General Data Protection Regulation ("GDPR"), which became effective May 2018, enhanced or created obligations regarding the handling of PII relating to European residents (such as regarding notices, data protection impact assessments and individual rights) and provides for greater penalties for noncompliance than the previous European Directive or laws. In addition, many countries outside of Europe where we conduct business have implemented or may implement data protection laws and regulations, some of which include requirements modeled after those in the GDPR. Some non-U.S. jurisdictions are also instituting data residency regulations requiring that data be maintained within the respective jurisdiction or otherwise restricting transfer of personal data across borders unless specified regulatory requirements are met.

See Part I, Item 1A, "Risk Factors" for a discussion of the risks related to compliance with privacy and security regulations.

Consumer Protection Laws

We engage in direct-to-consumer activities and are increasingly offering mobile and web-based solutions to our customers. We are therefore subject to federal and state regulations applicable to electronic communications and other consumer protection laws and regulations, such as the Telephone Consumer Protection Act and the CAN-SPAM Act. With the ever increasing reliance and demand by consumers on using their mobile devices for convenient communications, we face increased risk under these laws. The FTC is also increasingly exercising its enforcement authority in the areas of consumer privacy and data security, with a focus on web-based, mobile data and "big data." Federal consumer protection laws may also apply in some instances to privacy and security practices related to PII.

State and federal policymakers have taken actions intended to increase transparency and predictability of health care costs for consumers. For example, the Transparency in Coverage rule issued in October 2020 by the HHS, the DOL and the Department of the Treasury now requires most group health plans and health insurance issuers in the individual and group markets to publicly disclose price and cost-sharing information for all items and services to participants and enrollees. Health plans and health insurers must publicly disclose (i) in-network provider negotiated rates, and (ii) historical out-of-network allowed amounts and billed charges. The rule also required public disclosure of in-network negotiated rates and historical net prices for all covered prescription drugs, but the departments announced in August 2021 guidance that they will indefinitely defer enforcement of the rule's requirement that plans and issuers publish machine-readable files relating to prescription drug pricing pending further rulemaking. In 2023, we were required to make available to members personalized cost-sharing information for 500 covered health care items and services. In 2024, this cost-sharing information requirement will expand to all items and services, including prescription drugs. Insurers offering group or individual health insurance coverage may receive credit in their MLR calculations for certain savings they share with enrollees that result from the enrollees shopping for, and receiving care from, lower-cost, higher-value providers.

Congress also passed the Consolidated Appropriations Act, 2021 ("CAA"), which included a number of transparency requirements on plans and issuers that are duplicative or overlap with the Transparency in Coverage rule issued by the departments. The indefinite enforcement deferral of the prescription drug pricing file under the Transparency in Coverage rule is, in part, due to the subsequent enactment of the CAA, which requires plans to report information regarding prescription drug spending to federal regulators beginning in 2022. The CAA also included the No Surprises Act, which prohibits health care providers, in certain situations, from balance billing the patient and requires that they work directly with insurers to agree on out-of-network reimbursement, including utilizing an independent dispute resolution ("IDR") process outlined in the act. CMS regulations and guidance implementing the IDR process have been subject to a significant amount of provider-initiated litigation, and CMS has had to temporarily suspend federal IDR functions, including dispute initiation. Many states already have addressed balance billing, or surprise medical bills. These laws and regulations vary in their approach, resulting in different impacts on the health care system as a whole. In 2021, HHS, DOL and the Department of the Treasury, announced interim final rules ("IFR") intended to implement provisions of the No Surprises Act, certain provisions of which were vacated by a Federal district court in February and July 2022. The departments then issued a final rule on August 26, 2022, finalizing disclosure requirements relating to information that group health plans and health insurance issuers offering group or individual health insurance coverage must share about the Qualifying Payment Amount ("QPA"), which the departments have stated is generally based on the median contracted rate for a qualified IDR item or service, and requirements related to the consideration of information when a certified IDR entity makes a payment determination under the federal IDR process. In September and October 2023, the Departments announced proposed rules that outlined fees established for the federal IDR process and that would set forth new requirements relating to the disclosure of information that group health plans and health insurance issuers offering group or individual health insurance coverage must include along with an initial payment or notice of denial for payment for certain items and services subject to the surprise billing protections. The October 2023 proposed rule would also amend requirements related to the open negotiation period before the federal IDR process, the initiation of the federal IDR process, federal IDR dispute eligibility review, and the payment and collection of administrative fees and certified IDR entity fees.

Additionally, most states have consumer protection laws that have been the basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with product conversion programs. Such statutes have also been cited as the basis for claims or investigations by state attorneys general relative to privacy and data security.

Office of Foreign Assets Control Sanctions and Anti-Money Laundering

We are also subject to regulation by the Office of Foreign Assets Control of the U.S. Department of the Treasury, which administers and enforces economic and trade sanctions against targeted foreign jurisdictions and regimes based on U.S. foreign policy and national security goals. Certain of our products are subject to the Department of the Treasury anti-money laundering regulations under the Bank Secrecy Act. In addition, we are subject to similar regulations in non-U.S. jurisdictions in which we operate.

Corporate Practice of Medicine and Other Laws

Many states in which our subsidiaries operate limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals, and business corporations generally may not exercise control over the medical decisions of physicians. Statutes and regulations relating to the practice of medicine, fee-splitting between physicians and referral sources and similar issues vary widely from state to state. Under management agreements between certain of our subsidiaries and physician-owned professional groups, these groups retain sole responsibility for all medical decisions, as well as for hiring and managing physicians and other licensed health care providers, developing operating policies and procedures, implementing professional standards and controls and maintaining malpractice insurance. We believe that our health services operations comply with applicable state statutes regarding corporate practice of medicine, fee-splitting and similar issues. However, any enforcement actions by governmental officials alleging noncompliance with these statutes could subject us to penalties or restructuring or reorganization of our business.

Utilization Management Laws

State legislatures have begun to propose and enact laws exempting certain providers from pre-authorization requirements of insurers. These exemptions reduce the ability for insurers and medical management entities to review services for medical necessity if the provider meets the law's established thresholds for approval rates in the preceding six months. The inability to apply pre-authorization requirements could lead to increased costs to plan issuers by way of the provision of unnecessary services. States are also standardizing the process for, and restricting the use of, utilization management rules and shortening the time frames within which prescription drug prior authorization determinations must be made. Even where states do not regulate pharmacy benefit or utilization management companies directly, these laws will apply to many of our clients, including managed care organizations and health insurers.

Laws and Legislation Affecting Pharmacy Benefit Plan Design, Administration and Pharmacy Network Access

Some states have enacted laws that prohibit managed care plan sponsors from implementing certain restrictive benefit plan design features, and many states have laws or have introduced legislation to regulate various aspects of managed care plans, including provisions relating to the pharmacy benefit. For example, some states, under so-called "freedom of choice" legislation, provide that customers of the plan may not be required to use network providers, but must instead be provided with benefits even if they choose to use non-network providers. Some states have also enacted legislation that can negatively impact the use of cost-saving network configurations for plan sponsors, such as limiting the implementation of pharmacy benefit designs and reimbursement structures that leverage affiliate pharmacies to reduce costs. Other states have enacted legislation purporting to prohibit health plans from offering customers financial incentives for use of home delivery pharmacies. Medicare and some states have issued guidance and regulations that limit our ability to fill or refill prescriptions electronically submitted by a physician to our home delivery pharmacy without first obtaining consent from the patient. Such restrictions generate additional costs and limit our ability to maximize efficiencies, which could otherwise be gained through the electronic prescription and automatic refill processes. Legislation has been introduced in some states to prohibit or restrict therapeutic intervention, or to require coverage of all Food and Drug Administration approved drugs. Other states mandate coverage of certain benefits or conditions, and require health plan coverage of specific drugs if deemed medically necessary by the prescribing physician.

Additionally, Medicare Part D and a majority of states now have laws, regulations or some form of legislation affecting our ability, or our clients' ability, to limit access to a pharmacy provider network or remove a provider from a network. Such laws, regulations or legislation may require us or our clients to admit any retail pharmacy or provider willing to meet the plan's terms and conditions for network participation ("any willing provider") or may direct that a provider may not be removed from a network except in compliance with certain procedures ("due process").

Certain states have laws prohibiting certain pharmacy benefit management clients from imposing additional copayments, deductibles, limitations on benefits, or other conditions on covered individuals utilizing a retail pharmacy when the same conditions are not otherwise imposed on covered individuals utilizing home delivery pharmacies. However, the laws require the retail pharmacy to agree to the same reimbursement amounts and terms and conditions as are imposed on the home delivery pharmacies. An increase in the number of prescriptions filled at retail pharmacies may have a negative impact on the number of prescriptions filled through home delivery.

Pharmacy Benefit Manager and Drug Pricing Regulation

Our pharmacy benefit management services are subject to numerous laws and regulations. These laws and regulations govern, and proposed legislation and regulations may govern, critical practices, including: disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers; certain pharmacy contracting practices including disclosure of cost information to customers; the receipt and retention of transmission fees from contracted pharmacies; performance-based price concessions; pharmacy price concessions to drug prices at the point of sale; audits of contracted pharmacies; use of, administration of, or changes to drug formularies, the use and disclosure of maximum allowable cost ("MAC") pricing, or clinical programs; "most favored nation" pricing, which provides that a pharmacy participating in a specific government program must give the program the best price the pharmacy makes available to any third-party plan; disclosure of data to third parties; drug utilization management practices; the level of duty a pharmacy benefit manager owes its clients or customers; configuration of pharmacy networks; the operations of our subsidiary pharmacies; referrals to affiliated pharmacies; disclosure of negotiated provider reimbursement rates; disclosure of negotiated drug rebates, calculation of certain customer cost-share for prescription drug claims; pricing that includes differential or spread (i.e., a difference between the drug price charged to the plan sponsor by a pharmacy benefit manager and the price paid by the manager to the dispensing provider); disclosure of fees associated with administrative service agreements and patient care programs that are attributable to customers' drug utilization; utilization management; and registration or licensing of pharmacy benefit managers.

We expect federal and state governments to continue to prioritize means of addressing out-of-pocket costs for consumers, particularly related to prescription drug costs. Recently enacted legislation, such as the Inflation Reduction Act, which changed Medicare Part B beneficiary coinsurance for certain drugs and imposed caps on out-of-pocket prescription drug costs in Medicare Part D, and other policy proposals and regulations, such as proposed legislation aimed at providing transparency with respect to pharmacy benefit managers, vary broadly in their approaches to achieve that goal. Additionally, proposals at the federal and state levels consider increased regulation of pharmacy benefit managers and health plans as a means to limit consumer out-of-pocket costs, including: proposing to limit the use of various pharmacy benefit management tools; mandating the treatment of fees, discounts or financing mechanisms that otherwise are set in private contractual terms; increasing supply chain transparency; expanding regulatory requirements or definitions of fiduciaries; or 29 mandating plan benefit designs that cap consumer out-of-pocket expense. The NAIC has also proposed laws intended to protect consumer drug benefits and has examined regulatory approaches to pharmacy benefit manager business practices.

Some states have enacted statutes regulating the use of MAC pricing. These statutes, referred to as "MAC Transparency Laws," generally require pharmacy benefit managers to disclose specific information related to MAC pricing to pharmacies and provide certain appeal rights for pharmacies. MAC Transparency Laws also restrict the application of MAC and may require operational changes to maintain compliance with the law. Some states have also enacted laws regulating pharmacy pricing and protecting the profitability of pharmacies for dispensing certain MAC-priced drugs. Some states have enacted laws requiring that the customer cost-share for a prescription drug claim not exceed certain price points, such as the pharmacy's usual and customary charge or its contracted reimbursement for the drug. In a recent Supreme Court decision, the Court found that certain MAC Transparency Laws may be applied by states to ERISA plans in addition to health plans regulated by the applicable state. Following this decision, state legislatures and regulators have sought to extend their oversight authority of self-funded ERISA plans to pharmacy benefit management functions and pharmacy benefit plan designs beyond MAC pricing.

The Medicaid Drug Rebate Program requires participating drug manufacturers to report certain information and pay rebates on drugs reimbursed through state Medicaid programs, in accordance with applicable law and regulation. We negotiate rebates with drug manufacturers and, in certain circumstances, sell services to drug manufacturers. Investigations are being and have been conducted by certain government entities involving manufacturer calculation and reporting with respect to rebates paid by the manufacturers to the Medicaid programs. Our PBM is not responsible for such calculations, reports or payments. There can be no assurance that our ability to negotiate rebates with, or sell services to, drug manufacturers will not be unfavorably affected by investigations or regulations in the future.

Pharmacy Regulation

Our home delivery and specialty pharmacies also subject us to extensive federal, state and local regulation. The practice of pharmacy is generally regulated at the state level by state boards of pharmacy, though our pharmacies are subject to laws described above under the headings "Privacy, Security and Data Standards Regulations" and "Consumer Protection Laws." We are licensed to do business as a pharmacy in the states in which our pharmacies are located and the health care professionals that we employ are also licensed by, and subject to, the laws and regulations of state boards of pharmacy and other governmental authorities. Most of the states into which we deliver pharmaceuticals have laws that require out-of-state home delivery pharmacies to register with, or be licensed by, the board of pharmacy or a similar regulatory body in the state. These states generally permit the pharmacy to follow the laws of the state where the pharmacy is located, although some states require compliance with certain laws in that state as it impacts or relates to drugs distributed or dispensed into that state.

Our various pharmacy facilities also provide services under certain Medicare and state Medicaid programs. Participation in these programs requires our pharmacies to comply with the applicable Medicare and Medicaid provider rules and regulations, and exposes the pharmacies to various changes the federal and state governments may impose regarding reimbursement methodologies, the submission of claims and amounts to be paid to participating providers under these programs. In addition, several of our pharmacy facilities are participating providers under Medicare Part D and are required to adhere to certain requirements applicable to Medicare Part D. Additionally, we are subject to CMS rules regarding the administration of our Medicare plans and pricing between our plans and related parties, including our pharmacy business.

Other statutes and regulations affect our home delivery and specialty pharmacy operations, including the federal and state anti-kickback laws, federal and state false claims acts and the federal civil monetary penalty law described above. Federal and state statutes and regulations govern the labeling, packaging, repackaging, compounding, storing, holding, disposal, distribution, advertising, misbranding, adulteration, transfer, handling and security of prescription drugs and the dispensing of prescription, over-the-counter, hazardous and controlled substances and certain of our pharmacies must register with the U.S. Drug Enforcement Administration, the U.S. Food and Drug Administration and individual state controlled substance authorities. The FTC requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the product to be sold, to fill mail orders within thirty days and to provide clients with refunds when appropriate. The United States Postal Service also has significant statutory authority to restrict the delivery of drugs and medicines through the mail. Violations of pharmacy laws and regulations may result in warning letters, civil and criminal penalties, seizures, suspension, termination or revocation of licenses and registrations, restrictions on facilities or operations, and other enforcement actions.

Financial Reporting, Internal Control and Corporate Governance

Regulators closely monitor the financial condition of licensed insurance companies and HMOs. States regulate the form and content of statutory financial statements, the type and concentration of permitted investments and corporate governance over financial reporting. Our insurance and HMO subsidiaries are required to file periodic financial reports and schedules with regulators in most of the jurisdictions in which they do business as well as annual financial statements audited by independent registered public accounting firms. Certain insurance and HMO subsidiaries are required to file an annual report of internal control over financial reporting with most jurisdictions in which they do business. Insurance and HMO subsidiaries' operations and financial statements are subject to examination by regulators. Many states have expanded regulations relating to corporate governance and internal control activities of insurance and HMO subsidiaries as a result of model regulations adopted by the NAIC with elements similar to corporate governance and risk oversight disclosure requirements under federal securities laws.

Guaranty Associations, Indemnity Funds, Risk Pools and Administrative Funds

Most states and certain non-U.S. jurisdictions require insurance companies to support guaranty associations or indemnity funds that are established to pay claims on behalf of insolvent insurance companies. Some states have similar laws relating to HMOs and other payors, such as consumer operated and oriented plans (co-ops) established under the ACA. In the United States, these associations levy assessments on member insurers licensed in a particular state to pay such claims. Certain states require HMOs to participate in guaranty funds, special risk pools and administrative funds. For additional information about guaranty funds and other assessments, see Note 24 to the Consolidated Financial Statements.

Certain states continue to require health insurers and HMOs to participate in assigned risk plans, joint underwriting authorities, pools or other residual market mechanisms to cover risks not acceptable under normal underwriting standards, although some states have eliminated these requirements as a result of the ACA.

Solvency and Capital Requirements

Many states have adopted some form of the NAIC model solvency-related laws and risk-based capital ("RBC") rules for life and health insurance companies and HMOs. The RBC rules recommend a minimum level of capital depending on the types and quality of investments held, the types of business written and the types of liabilities incurred. If the ratio of the insurer's adjusted surplus to its RBC falls below statutorily required minimums, the insurer could be subject to regulatory actions ranging from increased scrutiny to conservatorship.

In addition, various non-U.S. jurisdictions prescribe minimum surplus requirements that are based upon solvency, liquidity and reserve coverage measures. Our HMOs and life and health insurance subsidiaries, as well as non-U.S. insurance subsidiaries, are compliant with applicable RBC and non-U.S. surplus rules.

The Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA"), adopted by the NAIC, provides requirements and principles for maintaining a group solvency assessment and a risk management framework and reflects a broader approach to U.S. insurance regulation. ORSA includes a requirement to file an annual ORSA Summary Report in the lead state of domicile. To date, an overwhelming majority of the states have adopted the same or similar versions of ORSA. We file our ORSA report annually as required.

Holding Company Laws

Our domestic insurance companies and certain of our HMOs are subject to state laws regulating subsidiaries of insurance holding companies. Under such laws, certain dividends, distributions and other transactions between an insurance company or an HMO subsidiary and its affiliates may require notification to, or approval by, one or more state insurance commissioners. In addition, the holding company acts of states in which our subsidiaries are domiciled restrict the ability of any person to obtain control of an insurance company or HMO subsidiary without prior regulatory approval. State holding company laws and regulations also subject our insurance companies and certain HMO subsidiaries to additional regulatory scrutiny related to their oversight of affiliates performing regulated services on behalf of the insurance company or HMO and require the Company to file an annual Enterprise Risk Report, which summarizes material risks that could pose enterprise risk to the insurance company subsidiaries.

Marketing, Advertising and Products

In most states, our insurance companies and HMO subsidiaries are required to certify compliance with applicable advertising regulations on an annual basis. Our insurance companies and HMO subsidiaries are also required by most states to file and secure regulatory approval of products prior to the marketing, advertising and sale of such products. Additionally, our Medicare Advantage and Medicare Part D plans must follow certain federal marketing and communications regulations. In April 2023, CMS issued a final rule revising regulations governing marketing by Medicare Advantage and Medicare Part D plans. Among other things, the final rule requires enrollees to be notified of their ability to opt out of phone calls regarding Medicare Advantage and Part D marketing, requires agents to explain the effect of an enrollee's enrollment choice on their current coverage, simplifies plan comparisons by requiring medical benefits to be listed in a specific order at the top of a plan's Summary of Benefits, requires Medicare Advantage organizations and Part D sponsors to have an oversight plan that monitors activities of agents and brokers and to report noncompliance to CMS, and limits the time a potential enrollee may be contacted about Medicare plan options to 12 months after the enrollee first asked for information.

Licensing and Registration Requirements

Our insurance companies and HMO subsidiaries must be licensed by the jurisdictions in which they conduct business. Additionally, certain subsidiaries contract to provide claim administration, utilization management and other related services for the administration of self-insured benefit plans. These subsidiaries may be subject to state third-party administration and other licensing requirements and regulation, as well as third-party accreditation requirements.

We have received full accreditation for URAC Pharmacy Benefit Management Standards version 3.1, which includes quality standards for drug utilization management, and select subsidiaries have received full accreditation for URAC Health Utilization Management version 7.4, which includes quality standards for medical utilization management.

Certain states have adopted pharmacy benefit management registration, licensure or disclosure laws. In addition to registration laws, some states have adopted legislation mandating disclosure of various aspects of our financial practices, including those concerning pharmaceutical company revenue, as well as prescribing processes for prescription switching programs and client and provider audit terms.

Our international subsidiaries are often required to be licensed when entering new markets or starting new operations in certain jurisdictions. The licensure requirements for these subsidiaries vary by country and are subject to change.

International Regulations

Our operations outside of the United States expose us to laws of multiple jurisdictions and the rules and regulations of various governing bodies and regulators, including those related to the provision of insurance, financial and other disclosures, the provision of health care-related services, corporate governance, privacy, data protection, data mining, data transfer, intellectual property, labor and employment, consumer protection, direct-to-consumer communications activities, tax, anti-corruption and anti-money laundering. Foreign laws and rules may include requirements that are different from, or more stringent than, similar requirements in the United States.

Our operations in countries outside of the United States:

- are subject to local regulations of the jurisdictions where we operate;
- in some cases, are subject to regulations in the jurisdictions where customers reside; and
- in all cases, are subject to the Foreign Corrupt Practices Act ("FCPA").

Anti-money laundering requirements in countries where we do business also may impose obligations to collect certain information about each customer at time of sale or to risk rank each customer to determine possible future money laundering risk.

The FCPA prohibits offering, promising, providing or authorizing others to give anything of value to a foreign government official or employee to obtain or retain business or otherwise secure a business advantage. Outside of the United States, we may interact with government officials in several different capacities: as regulators of our insurance business; as clients or partners who are state-owned or partially state-owned; as health care providers who are employed by the government; as hospitals that are state-owned; and as officials issuing permits in connection with real estate transactions. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and DOJ have increased their enforcement activities with respect to FCPA. The UK Bribery Act of 2010 applies to all companies with a nexus to the United Kingdom. Other countries in which we do business also have anti-corruption laws to which we are subject. As international regulators often share information, any voluntary disclosures of violations may be shared with authorities in other countries, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions.

Item 1A. *RISK FACTORS*

As a large global health company operating in a complex industry, we encounter a variety of risks and uncertainties, which could have a material adverse effect on our business, liquidity, results of operations, financial condition or the trading price of our securities. You should carefully consider each of the risks and uncertainties discussed below, together with other information contained in this Form 10-K, including MD&A. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect us. The following risk factors have been organized by category for ease of use; however many of the risks may have impacts in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks facing us and not as a limitation on the potential impact of the matters discussed. Risk factors are not necessarily listed in order of importance.

Strategic and Operational Risks

Future performance of our business will depend on our ability to execute our strategic and operational initiatives effectively.

The future performance of our business will depend in large part on our ability to effectively implement and execute our strategic and operational initiatives. Successfully executing on these initiatives depends on a number of factors, including our ability to:

- differentiate our products, services and solutions from those of our competitors;
- develop and bring to market new and innovative products, solutions or programs that focus on improving patient outcomes and experiences and assist in controlling costs or in response to government regulation;
- develop and create data and analytic solutions to support and improve outcomes for our products, services and solutions, including creating and developing solutions and services through partnerships with other industry participants;
- grow and support our product portfolio, expand our addressable markets and identify and introduce the proper mix, coordination or integration of products that will be accepted by the marketplace;
- evaluate drugs for efficacy, value and price to assist clients in selecting a cost-effective formulary;
- offer cost-effective home delivery pharmacy and specialty services;
- access or continue accessing key drugs and successfully penetrate key treatment categories in our specialty pharmacy business;
- attract and retain sufficient numbers of qualified employees, particularly in a competitive job market;
- attract, develop and maintain collaborative relationships with a sufficient number of qualified partners;
- attract new and maintain existing customer and client relationships;
- leverage purchase volume to deliver discounts to health benefit providers;
- transition health care providers from volume-based fee-for-service arrangements to a value-based system;
- improve medical cost competitiveness in our targeted markets;
- manage our medical, pharmacy, administrative and other operating costs effectively; and
- contract with health care providers, pharmacy providers and pharmaceutical manufacturers on market competitive terms.

For our strategic initiatives to succeed, we must effectively collaborate across our operations, integrate our acquired businesses, actively work to ensure consistency throughout the organization and promote a global mindset along with a focus on individual customers and clients. If we fail to do so, our business may be unable to grow as planned, or the result of expansion may be unsatisfactory. We will be unable to rapidly respond to competitive, economic and regulatory changes if we do not make important strategic and operational decisions quickly, define our appetite for risk, implement new governance, managerial and organizational processes smoothly and communicate roles and responsibilities clearly. If these initiatives fail or are not executed effectively, our consolidated financial position and results of operations could be negatively affected.

We operate in a highly competitive, evolving and rapidly changing industry and our failure to adapt could negatively impact our business.

The health service industry continues to be dynamic and rapidly evolving. Any significant shifts in the structure of the industry could alter industry dynamics and adversely affect our ability to attract or retain clients and customers. Industry shifts could result (and have resulted) from, among other things:

- a large intra- or inter-industry merger or industry consolidation;
- strategic alliances;
- new or alternative business models or new government options or offerings;
- continuing consolidation among physicians, hospitals and other health care providers, as well as changes in the organizational structures chosen by physicians, hospitals and health care providers;
- new market entrants, including those not traditionally in the health service industry;
- the ability of larger employers and clients to contract directly with providers;
- technological changes and rapid shifts in the use of technology, such as telehealth and AI;

- the impact or consequences of legislation or regulatory changes;
- impacts to distribution channels, including changes to the United States Postal Service or the consolidation of shipping carriers;
- increased drug acquisition cost or unexpected changes to drug pricing trend;
- changes in the generic/biosimilar drug market or the failure of new generic/biosimilar drugs to come to market; or
- changes in utilization of health care, prescription drugs or other covered services and items, including under risk-based contracts in the health benefit management market and for those businesses that utilize risk adjustment methodology.

Our failure to anticipate or appropriately adapt to changes in the industry could negatively impact our competitive position and adversely affect our business and results of operations.

Our failure to compete effectively, to differentiate our products and services from those of our competitors and maintain or increase market share, including maintaining or increasing enrollments in businesses providing health benefits, could materially adversely affect our results of operations, financial position and cash flows.

We operate in a highly competitive environment and an industry subject to significant market pressures brought about by customer and client needs, legislative and regulatory developments and other market factors. In particular markets, our competitors may have greater, better or more established capabilities, resources, market share, reputation or business relationships, or lower profit margin or financial return expectations. Our clients are well informed and organized and can easily move between our competitors and us. Our Express Scripts client contracts generally have three-year terms and may be subject to periodic renegotiation of pricing terms based on market factors. As described in greater detail in the description of our business in Item 1 of this Form 10-K, our key clients in the Evernorth Health Services segment include the DoD, Prime and Centene. If one or more of our large clients terminates or does not renew a contract for any reason, including as a result of being acquired, or if the provisions of a contract with a large client are modified, renewed or otherwise changed with terms less favorable to us, our results of operations could be adversely affected and we could experience a negative reaction in the investment community resulting in decreases in the trading price of our securities or other adverse effects.

Our success depends, in part, on our ability to compete effectively in our markets, set prices appropriately in highly competitive markets to keep or increase our market share, increase customers as planned, differentiate our business offerings by innovating and delivering products and services that provide enhanced value to our customers, provide quality and satisfactory levels of service and retain accounts with favorable medical cost experience or more profitable products versus retaining or increasing our customer base in accounts with unfavorable medical cost experience or less profitable products.

We must remain competitive to attract new customers, retain existing customers and further integrate additional product and service offerings. To succeed in this highly competitive marketplace, it is imperative that we maintain a strong reputation. Increasingly, our customers, clients and investors consider our efforts on a variety of matters that could impact our stakeholders, including our employees and the communities in which we operate, such as our efforts with respect to the environment and diversity, equity and inclusion. The negative reputational impact of a significant event, including a failure to execute on customer or client contracts or strategic or operational initiatives, failure to comply with applicable laws or regulations, or failure to innovate and deliver products and services that demonstrate greater value to our customers, could affect our ability to grow and retain profitable arrangements, which could have a material adverse effect on our business, results of operations, financial position and cash flows.

We face price competition and other pressures that could compress our margins or result in premiums that are insufficient to cover the cost of services delivered to our customers.

While we compete on the basis of many service and quality-related factors, we expect that price will continue to be a significant basis of competition and we may face pressure to contain premium rates. Our client contracts are subject to negotiation as clients seek to contain their costs, including by reducing benefits offered. Increasingly, our clients seek to negotiate performance guarantees that require us to pay penalties if the guaranteed performance standard is not met. Clients can easily move between our competitors and us. Our clients are well informed and typically have knowledgeable consultants that seek competing bids from our competitors before contract renewal. In addition, as brokers and benefit consultants seek to enhance their revenue streams, they look to take on services that we typically provide. Each of these events could negatively impact our financial results.

Federal and state regulatory agencies may restrict or prevent entirely our ability to implement changes in premium rates. Fiscal or other concerns related to the government-sponsored programs in which we participate, such as Medicare Advantage plans and Medicare Part D plans, may cause decreasing reimbursement rates, delays in premium payments, restrictions on implementing changes in premium rates or insufficient increases in reimbursement rates. Any limitation on our ability to maintain or increase our premium or reimbursement levels, or a significant loss of customers or clients resulting from our need to increase or maintain premium or reimbursement levels, could adversely affect our business, cash flows, financial condition and results of operations.

Premiums in the Cigna Healthcare segment are generally set for one-year periods and are priced well in advance of the date on which the contract commences or renews. Our revenue on Medicare Advantage plans, Individual and Family Plans ("IFP") and Medicare Part D plans is based on rates and bids submitted midyear in the year before the contract year. Although we base the premiums we charge and our Medicare Advantage, IFP and Medicare Part D rates and bids on our estimate of future health care costs over the contract period, actual costs may exceed what we estimate in setting premiums. Our participation in health insurance exchanges through our IFP offerings involves uncertainties associated with mix and volume of business and could adversely affect our results of operations, financial position and cash flows. Our health care costs also are affected by external events that we cannot forecast or project and over which we have little or no control, including changes in laws and regulations, as well as pandemics, costly new treatments, new treatment guidelines, provider billing practices, inflation and changes in customers' health care utilization patterns, which may, among other things, impact our ability to appropriately document their health conditions. Our profitability depends, in part, on our ability to accurately predict, price for and effectively manage future health care costs. Relatively small differences between predicted and actual medical costs or utilization rates as a percentage of revenue can result in significant changes in our financial results.

Strong competition within the pharmacy benefit business has also generated greater demand for lower product and service pricing, increased revenue sharing and enhanced product and service offerings. These competitive factors have historically applied pressure on our operating margins and caused many companies, including us, to reduce the prices charged for products and services while sharing with clients a greater portion of the formulary fees and related rebates received from pharmaceutical manufacturers. Our inability to maintain positive trends, or failure to identify and implement new ways to mitigate pricing pressures, could negatively impact our ability to attract or retain clients or sell additional services, which could negatively impact our margins and have a material adverse effect on our business and results of operations. In addition, legislative reforms related to rebates, reporting, and other activities may adversely affect our competitive position, cash flows, financial condition and results of operations.

The reserves we hold for expected medical claims are based on estimates that involve an extensive degree of judgment and are inherently variable. If actual claims exceed our estimates, our operating results could be materially adversely affected, and our ability to take timely corrective actions to contain future costs may be limited.

We maintain and record medical claims reserves in our Consolidated Balance Sheets for estimated future payments. Our estimates of health care costs payable are based on a number of factors, including historical claim experience, but this estimation process requires extensive judgment. Considerable variability is inherent in such estimates, and the accuracy of the estimates is highly sensitive to changes in medical claims submission and processing patterns or procedures, changes in customer base and product mix, changes in the utilization of prescription drugs, medical or other covered items or services, changes in medical cost trends, changes in our health management practices, changes in regulations and the introduction of new benefits and products. If we are not able to accurately and promptly anticipate and detect medical cost trends, our ability to take timely corrective actions to limit future costs and reflect our current benefit cost experience in our pricing process may be limited. Additionally, we must estimate the amount of rebates payable by us under the ACA's and CMS' minimum loss ratio rules and the amounts payable by us to, and receivable by us from, the United States federal government under the ACA's remaining premium stabilization program. Because establishing reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that ultimate losses will not exceed existing reserves which may adversely affect our results of operations, financial position and cash flows.

If we fail to develop and maintain satisfactory relationships with health care payers, physicians, hospitals and other health service providers and with producers and consultants, our business and results of operations may be adversely affected.

We contract with or employ physicians, hospitals and other health service providers and facilities to provide health services to our customers, as well as health care payers (as a service provider to those payers). Our results of operations are substantially dependent on our ability to contract for these services at competitive prices. In any particular market, physicians, hospitals and health service providers may enter into exclusive arrangements with competitors or simply refuse to contract with us, demand higher payments or take other actions that could result in higher medical costs or less desirable products or services for our customers. In some markets, certain providers, particularly hospitals, physician/hospital organizations and multispecialty physician groups, may have significant or controlling market positions that could result in a diminished bargaining position for us. If providers refuse to contract with us, use their market position to negotiate more favorable contracts or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be materially adversely affected. Additionally, certain regulations may impact our ability to obtain competitive prices. Establishing collaborative arrangements with physician groups, specialist groups, independent practice associations, hospitals and health care delivery systems is key to our strategic focus to transition from volume-based fee-for-service arrangements to a value-based health care system. If such collaborative arrangements do not result in the lower medical costs that we project or if we fail to attract health care providers to such arrangements, or are less successful at implementing such arrangements than our competitors, our attractiveness to customers may be reduced and our ability to profitably grow our business may be adversely affected.

Our ability to develop and maintain satisfactory relationships with providers may also be negatively impacted by other factors not associated with us, such as changes in Medicare or Medicaid reimbursement levels, increasing pressure on revenue and other pressures on health care providers and increasing consolidation activity among hospitals, physician groups and providers. Continuing consolidation among physicians, hospitals and other providers, the emergence of accountable care organizations, vertical integration of providers and other entities, changes in the organizational structures chosen by physicians, hospitals and providers, new market entrants, including those not traditionally in the health care industry, and the increased use of virtual care services (including telehealth) may affect the way providers interact with us and may change the competitive landscape in which we operate. In some instances, these organizations may compete directly with us, potentially affecting the way we price our products and services or causing us to incur increased costs if we change our operations to be more competitive.

Out-of-network providers for non-Medicare services are not limited by any agreement with us in the amounts they bill. For Medicare Advantage, out-of-network providers can only receive the same rate that CMS pays for Medicare services. While benefit plans place limits on the amount of charges that will be considered for reimbursement and regulations seek to prescribe payment levels, establish methodologies and dispute resolution processes, providers are increasingly sophisticated and aggressive. As a result, the outcome of disputes where we do not have a provider contract may cause us to pay higher medical or other benefit costs than we projected.

Additionally, certain of our products and services are sold in part through non-exclusive producers and consultants for whose services and allegiance we compete. Our sales could be materially adversely affected if we are unable to attract, retain and support such independent producers and consultants or if our sales strategy is not appropriately aligned across distribution channels.

If we lose our relationship with one or more key pharmaceutical manufacturers, or if the payments made or discounts provided by pharmaceutical manufacturers decline, our business and results of operations could be adversely affected.

We maintain relationships with numerous pharmaceutical manufacturers, which provide us with, among other things:

- discounts for drugs we purchase to be dispensed from our home delivery and specialty pharmacies;
- discounts, in the form of rebates, for drug utilization;
- fees for administering rebate programs, including invoicing, allocating and collecting rebates;
- fees for services provided to pharmaceutical manufacturers by our specialty pharmacies; and
- access to limited distribution specialty pharmaceuticals by our specialty pharmacies.

Our contracts with pharmaceutical manufacturers are typically non-exclusive and terminable on relatively short notice by either party. The consolidation of pharmaceutical manufacturers, the termination or material alteration of our relationships, or our failure to renew contracts on market competitive terms could have a material adverse effect on our business and results of operations. In addition, arrangements between payors and pharmaceutical manufacturers have been the subject of debate in federal and state legislatures and various other public and governmental forums. Adoption of new laws, rules or regulations or changes in, or new interpretations of, existing laws, rules or regulations, relating to any of these programs could materially adversely affect our business and results of operations.

If significant changes occur within the pharmacy provider marketplace, or if other issues arise with respect to our pharmacy networks, including the loss of or adverse change in our relationship with one or more key pharmacy providers, our business and financial results could be adversely affected.

More than 67,000 pharmacies participated in one or more of our networks as of December 31, 2023. The ten largest retail pharmacy chains represent approximately 60% of the total number of stores in our largest network. In certain geographic areas of the United States, our networks may be comprised of higher concentrations of one or more large pharmacy chains. Contracts with retail pharmacies are generally non-exclusive and are terminable on relatively short notice by either party. If one or more of the larger pharmacy chains terminates its relationship with us, or is able to renegotiate terms substantially less favorable to us, our customers' access to retail pharmacies or our business could be materially adversely affected. The entry of one or more additional large pharmacy chains into the pharmacy benefit management business, the consolidation of existing pharmacy chains or increased leverage or market share by the largest pharmacy providers could increase the likelihood of negative changes in our relationship with such pharmacies. Changes in the overall composition of our pharmacy networks, or reduced pharmacy access under our networks, could have a negative impact on our claims volume or our competitiveness in the marketplace, which could cause us to fall short of certain guarantees in our contracts with clients or otherwise impair our business or results of operations.

Changes in drug pricing or industry pricing benchmarks could materially impact our financial performance.

Contracts in the prescription drug industry, including our contracts with retail pharmacy networks and our pharmacy and specialty pharmacy clients, generally use pricing metrics published by third parties as benchmarks to establish pricing for prescription drugs. If these benchmarks are no longer published by third parties, we, or our contractual partners, adopt other pricing benchmarks for establishing prices within the industry, legislation or regulation requires the use of other pricing benchmarks, or future changes in drug prices substantially deviate from our expectations, the short- or long-term impacts may have a material adverse effect on our business and results of operations. Additionally, laws such as the Inflation Reduction Act have granted CMS the ability to negotiate drug prices for certain Part D and Part B drugs, and other federal and state legislative proposals may lead to changes in drug pricing for federal health care programs.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation, availability and data integrity of our information technology and other business systems.

Our business is highly dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our customers and health care providers and to operate our business. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party providers or subcontractors that we or they engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our clients, customers and health care providers and hinder our ability to provide or establish appropriate pricing for products and services, retain and attract clients and customers, establish reserves and report financial results timely and accurately and maintain regulatory compliance, among other things.

Our information technology strategy and execution are critical to our continued success. We must continue to invest in and maintain long-term solutions that will enable us to anticipate customer needs and expectations, enhance the customer experience, act as a differentiator in the market and protect against cybersecurity risks and threats or other events that could disrupt our information technology systems such as man-made or natural disasters (including those as a result of climate change). Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner. Increasing regulatory and legislative changes will place additional demands on our infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives. In addition, recent trends toward greater consumer engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. We must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer needs. Failure to do so may present compliance challenges and impede our ability to deliver services in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation, availability and data integrity of our systems could adversely affect our results of operations, financial position and cash flow.

As a large global health company, we and our vendors are subject to cyberattacks or other privacy or data security incidents. If we are unable to prevent or contain the effects of any such attacks, or fail to ensure vendors do the same, we may suffer exposure to substantial liability, reputational harm, loss of revenue or other damages.

Our business depends on our clients' and customers' willingness to entrust us with their health-related and other personal information ("PI"), including Protected Health Information ("PHI") that is subject to privacy, security or data breach notification laws. Computer networks or systems may be vulnerable to intrusion, computer viruses or malware, programming errors, attacks by third parties or similar disruptive problems. We have been, and will likely continue to be, the target of computer viruses or other malicious codes, unauthorized access, cyberattacks or other computer-related penetrations. There have been, and will likely continue to be, large scale cyberattacks within the health service industry. Additionally, hardware, software or applications we develop or procure from third parties may contain defects in design, manufacturer defects or other problems that could unexpectedly compromise information technology. Human or technological error has and could in the future result in, for example, unauthorized access to, acquisition, disclosure, modification, misuse, loss, or destruction of company, customer, or other third-party data or systems; theft of sensitive, regulated, or confidential data including PI and intellectual property; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions or denials of service.

As we increase the amount of PI that we store and share digitally, our exposure to unauthorized uses and disclosures, and data privacy and related cybersecurity risks increases, including the risk of undetected attacks, damage, loss or unauthorized access or acquisition or misappropriation of proprietary or personal information, and the cost of attempting to protect against these risks also increases. The health care data ecosystem is complex and requires data exchange with vendors, business partners, health care professionals, the government and others. If disruptions, data disclosures, security incidents or breaches are not detected quickly, their effect could be compounded. We have dedicated significant resources to implement privacy and security technologies, processes and procedures to protect PI and provide employee awareness training around phishing, malware and other cyber risks; however, there are no assurances that such measures will be effective against all types of security incidents or breaches. Further, we depend on many vendors to support and assist our business, which requires such vendors to generate, store and use PI.

Cybersecurity threats are rapidly evolving and those threats and the means for obtaining access to our proprietary systems are becoming increasingly sophisticated. Cyberattacks can originate from a wide variety of sources including terrorists, nation states, internal actors, or third parties, such as external service providers, and the techniques used change frequently or are often not recognized until after they have been launched. For example, there continues to be an increase in new financial fraud schemes akin to ransomware attacks on large companies whereby a cybercriminal installs a type of malicious software, or malware, that prevents a user or enterprise from accessing computer files, systems or networks and demands payment of a ransom for their return. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose or inadvertently provide access to systems in order to gain access to our data or that of our customers. In addition, while we have certain standards for all vendors that provide us services, our vendors, and in turn, their own service providers, may become subject to the same types of security breaches. Finally, our offices may be vulnerable to security incidents or security attacks, acts of vandalism or theft, misplaced or lost data, human error or similar events that could negatively affect our systems and our customers' and clients' data.

The costs to eliminate or address security threats and vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of service and loss of existing or potential customers.

In addition, the unauthorized access, acquisition, use, disclosure or dissemination of personal information, proprietary information or confidential information about us, our customers or other third parties could expose our customers' and their private information to the risk of financial or medical identity theft. Unauthorized access, acquisition, use, disclosure or dissemination of confidential and proprietary information about our business and strategy could also negatively affect the achievement of our strategic initiatives. Such events could cause us to breach our contractual obligations and violate applicable laws. These events would negatively affect our ability to compete, our reputation, customer base and revenues and expose us to mandatory disclosure requirements, government investigations, litigation and other enforcement proceedings, material fines, penalties or remediation costs and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could adversely affect our business, results of operations, financial condition or liquidity.

Our use of artificial intelligence and machine learning present regulatory and legal challenges that could negatively affect our business and our reputation.

Our use of artificial intelligence ("AI"), including machine learning ("ML") technologies, as well as more recent technological advances in AI/ML, pose risks to us and subject us to new and existing laws and regulations. While we are committed to responsible use of AI/ML and following applicable laws and regulations, and while we have made progress developing governance as to use of AI/ML by our organization, any failure to use AI/ML responsibly and to adhere to such laws, regulations and governance could have a material unfavorable effect on our business, results of operations, and financial condition. Depending on how existing laws and regulations are interpreted, and as new laws are passed, we may have to make changes to our business practices to comply with such obligations. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us retrain our AI/ML, or prevent or limit our use of AI/ML. Our use of AI/ML technologies could also result in additional compliance costs, regulatory investigations and actions, and consumer or other lawsuits. If we are unable to use AI/ML, or if regulators restrict our ability to use AI/ML for certain purposes, it could make our business less efficient, result in competitive disadvantages, and subject us to potential unfavorable business impacts. To the extent that we rely on or use the output of AI/ML, any inaccuracies, biases or errors could have unfavorable impacts on us, our business and our results of operations or financial condition. The impact of regulatory and legal risks associated with AI/ML is largely unknown.

As a global company, we face political, legal, operational, regulatory, economic and other risks that present challenges and could negatively affect our multinational operations or our long-term growth.

As a global company, our business is increasingly exposed to risks inherent in foreign operations. These risks can vary substantially by market, and include political, legal, operational, regulatory, economic and other risks, including government intervention that we do not face in our U.S. operations. The global nature of our business and operations may present challenges including, but not limited to, those arising from:

- geopolitical business conditions and demands;
- regulation that may discriminate against U.S. companies, favor nationalization or expropriate assets;
- price controls or other pricing issues and exchange controls; restrictions that prevent us from transferring funds out of the countries in which we operate; foreign currency exchange rates and fluctuations and restrictions on converting currencies

from foreign operations into other currencies; uncertainty with respect to the adoption of new tax laws and the interpretation of tax positions;

- reliance on local employees and interpretations of labor laws in foreign jurisdictions;
- managing our partner relationships in countries outside of the United States;
- providing data protection on a global basis and sufficient levels of technical support in different locations;
- the global trend for companies to enact local data residency requirements;
- acts of civil unrest, war and terrorism, including the ongoing conflict in the Middle East as well as other political and economic conflicts such as through imposition of economic or political sanctions;
- man-made disasters, natural disasters (including those arising as a result of climate change) and pandemics in locations where we operate; and
- general economic and political conditions, including conditions that may become unpredictable during a U.S. presidential election year.

These factors may increase in significance as we continue to expand globally and operating in new foreign markets may require considerable management time before operations generate any significant revenues and earnings. Any one of these challenges could negatively affect our operations or long-term growth.

International operations also require us to devote significant resources to implement controls and systems in new markets to comply with, and to ensure that our vendors and partners comply with, U.S. and foreign laws prohibiting bribery, corruption and money laundering, in addition to other regulations regarding, among other things, our products, direct-to-consumer communications, customer privacy, data protection and data residency. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business and significant reputational harm. Our success depends, in part, on our ability to anticipate these risks and manage these challenges. Our failure to comply with laws and regulations governing our conduct outside of the United States or to establish constructive relations with non-U.S. regulators could have a material adverse effect on our business, results of operations, financial condition, liquidity and long-term growth. Please see "—Legal and Compliance Risks" below.

Strategic transactions involve risks and we may not realize the expected benefits because of integration or separation difficulties, underperformance relative to our expectations and other challenges.

As part of our strategy, we regularly consider and enter into strategic transactions, including mergers, acquisitions, joint ventures, licensing arrangements, divestitures and other relationships (collectively referred to as "strategic transactions"). There is significant competition for attractive targets and opportunities and we may be unable to identify and successfully complete strategic transactions in the future. In addition, from time to time, we evaluate alternatives for our businesses that do not meet our strategic, growth or profitability objectives, and we may divest or wind down such businesses. We may be unable to complete any such divestiture on terms favorable to us, within the expected timeframes, or at all. For example, in January 2024 we announced the HCSC transaction, which is subject to regulatory approvals and other closing conditions. We may be unable to satisfy the closing conditions in a timely manner to complete the HCSC transaction, or we may otherwise fail to receive the anticipated benefits from the transaction, even if it is completed. We may have continued financial exposure to divested businesses following the completion of any such transaction, including increased costs due to potential litigation, contingent liabilities and indemnification of the buyer related to, among other things, lawsuits, regulatory matters or tax liabilities.

Our ability to achieve the anticipated benefits of strategic transactions, including synergies, cost savings, innovation and operational efficiencies, is subject to numerous uncertainties and risks, including our ability to successfully combine or separate business operations, resources and systems, including data security systems and internal financial control standards, in an efficient and effective manner. Integration and separation activities may result in additional and unforeseen expenses, and the anticipated benefits may not be fully realized or may take longer to realize than expected. These activities are complex, costly and time-consuming and may divert management's attention from ongoing business concerns. Delays or issues encountered in these activities could have a material adverse effect on the revenues, expenses, operating results and financial condition of the Company. Additionally, the benefits of strategic transactions and the related timing could be impacted by various factors, including political instability, natural disasters, fluctuations in currency exchange rates, delays in obtaining regulatory approval and changes in regulations.

Strategic transactions could result in increased costs, including facilities and systems consolidation or separation costs and costs to retain key employees, decreases in expected revenues, earnings or cash flows and goodwill or other intangible asset impairment charges. As of December 31, 2023, our goodwill and other intangible assets had a carrying value of approximately $75 billion, representing 49% of our total consolidated assets. The value of our goodwill may be materially and adversely impacted if the businesses we acquire do not perform in a manner consistent with our assumptions. Future evaluations requiring an impairment to goodwill and other intangible assets could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs. A material decrease in shareholders' equity could negatively impact our debt ratings or potentially impact our compliance with existing debt covenants. See Note 20 to the Consolidated Financial Statements for more information on goodwill and intangibles. In addition, the trading price of our securities may decline if, among other things, we are unable to achieve our estimates of earnings growth and operational cost savings, or the transaction costs are greater than expected. The trading price also may decline if we do not achieve the perceived benefits of a transaction as rapidly or to the extent anticipated by financial or industry analysts.

Additionally, joint ventures and equity investments present risks that are different from acquisitions, including risks related to: specific operations and finances of the businesses we invest in; selection of appropriate parties; differing objectives of the various parties; competition between and among parties; compliance activities (including compliance with applicable CMS requirements); growing the business in a manner acceptable to all the parties; maintaining positive relationships among the parties, clients and customers; initial and ongoing governance of joint ventures and customer and business disruption that may occur upon a joint venture termination.

Further, we may finance strategic transactions by issuing common stock for some or all of the purchase price that could dilute the ownership interests of our shareholders, or by incurring additional debt that could increase costs and impact our ability to access capital in the future.

In addition, effective internal controls are necessary to provide reliable and accurate financial reports and to mitigate the risk of fraud. The integration of businesses is likely to cause increasing complexity in our systems and internal controls and make them more difficult to manage. Any difficulties in assimilating businesses into our control system could cause us to fail to meet our financial reporting obligations. We also rely on the internal controls and financial reporting controls of joint venture entities and other entities in which we invest and their failure to maintain effectiveness or comply with applicable standards may materially and adversely affect us. Ineffective internal controls could also cause investors to lose confidence in our reported financial information that could negatively impact the trading price of our securities and our access to capital.

We are dependent on the success of our relationships with third parties for various services and functions.

To improve operating costs, productivity and efficiencies, we contract with third parties for the provision of specific services. Our operations may be adversely affected if a third party fails to satisfy its obligations, if the arrangement is terminated in whole or in part or if there is a contractual dispute between us and the third party. Even though contracts are intended to provide certain protections, we have limited control over the actions of third parties. For example, noncompliance with any privacy or security laws and regulations, any security breach involving one of our third-party vendors or a dispute between us and a third-party vendor related to our arrangement could have a material adverse effect on our business, results of operations, financial condition, liquidity and reputation.

Outsourcing also may require us to change our existing operations, adopt new processes for managing these service providers or redistribute responsibilities to realize the potential productivity and operational efficiencies. If there are delays or difficulties in changing business processes or our third-party vendors do not perform as expected, we may not realize, or not realize on a timely basis, the anticipated economic and other benefits of these relationships. This could result in additional costs or regulatory compliance issues or create other operational or financial problems for us. Terminating or transitioning, in whole or in part, arrangements with key vendors could result in additional costs or penalties, risks of operational delays or potential errors and control issues during the termination or transition phase. We may not be able to find an alternative vendor in a timely manner or on acceptable terms. If there is an interruption in business or loss of access to data resulting from a security breach, termination or transition in services, we may not be able to meet the demands of our customers and, in turn, our business and results of operations could be adversely impacted.

A significant disruption in service within our operations or among our key suppliers or other third parties could materially adversely affect our business and results of operations.

Our business is highly dependent upon our ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as claims processing and payment, internet support and customer call centers, data centers and corporate facilities, processing new and renewal business, maintaining appropriate shipment and storage conditions for prescriptions (such as temperature and protection from contamination) and home delivery processing. In some instances, our ability to provide services or products (including processing and dispensing prescriptions) depends on the availability of services and products provided by suppliers, providers, pharmaceutical manufacturers, vendors or shipping carriers. A disruption, or threat of disruption, in our supply chain, including as a result of future pandemics or public health emergencies, or inability to access or deliver products that meet requisite quality safety standards and patient needs in a timely and efficient manner could adversely impact our business.

Increasing natural disasters in connection with climate change could also be a direct threat to us and our third-party vendors, service providers or other stakeholders. Natural disasters, such as wildfires, hurricanes and snow and ice storms, have impacted and may continue to impact our customers and pose a risk to our employees and facilities located in the impacted region. Responses to such scenarios have and may include, among other things, making temporary policy changes, such as waiving various medical requirements, assisting with replacement medications, transferring prescriptions and expanding our help line. In addition, there is a risk that actions taken to respond to climate change could increase the cost of energy, fuel and other commodities, which would increase our operating costs.

We are also subject to risk as a result of information technology disruptions. Any failure or disruption of our performance of, or our ability to perform, key business functions, including through unavailability or cyberattack of our information technology systems or those of third parties (including cloud service providers), could cause slower response times, decreased levels of service satisfaction and harm to our reputation. Our systems interface with and depend on third-party systems and we could experience service denials if demand for such service exceeds capacity or a third-party system fails or experiences an interruption.

While we have adopted, and continue to enhance, business continuity and disaster recovery plans and strategies, there is no guarantee that such plans and strategies will be effective, which could interrupt the functionality of our information technology systems or those of third parties. Our failure to implement adequate business continuity and disaster recovery strategies could significantly reduce our ability to provide products and services to our customers and clients, which could have material adverse effects on our business and results of operations.

In managing medical practices and operating pharmacies, onsite clinics and other types of medical facilities, we may be subject to additional liability that could result in significant time and expense.

In addition to contracting with physicians and other health care providers for services, we employ physicians, pharmacists, nurses and other health care providers at our home delivery and specialty pharmacies, onsite low acuity and primary care practices and infusion clinics that we manage and operate for our customers, as well as certain clinics for our employees. We also provide in-home care through health care providers that we employ, as well as through third-party contractors. As such, we may be subject to liability for certain acts, omissions, or injuries caused by our employees or agents, or occurring at one of these practices, pharmacies or clinics. The defense of any actions may require diverting personnel and other resources and incurring significant costs that could have a material adverse effect on our business, results of operations, financial condition, liquidity and reputation.

Legal and Compliance Risks

Our business is subject to substantial government regulation, as well as new laws or regulations or changes in existing laws or regulations that could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and related interpretations are increasing in number and complexity, are subject to frequent change and can be inconsistent or in conflict with each other. Noncompliance with applicable regulations by us or our third-party vendors could have material adverse effects on our business, results of operations, financial condition, liquidity and reputation.

We must identify, assess and respond to new trends in the legislative and regulatory environment, as well as comply with the various existing regulations applicable to our business. There are currently pending, and in the future there will likely be, legislative or regulatory proposals which seek to manage the health services industry, including managing prescription drug costs and health records, as well as regulating drug distribution. Federal and state governments have enacted and we expect federal and state governments to continue to enact and seriously consider many broad-based legislative and regulatory proposals that will or could materially impact various aspects of the health care and related benefits system. In addition, changes to government policies not specifically targeted to the health services industry, such as a change in tax laws and the corporate tax rate or government spending cuts, could have significant impacts on our business, results of operations, financial condition and liquidity. The trading price of our securities may react to the announcement of such proposals. As disclosed in Part II, Item 5 of this Form 10-K, we have an active share repurchase program authorized by our board of directors.

Regulators, customers, investors, employees and other stakeholders are increasingly focusing on ESG matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with such regulations or meeting such expectations. For example, the European Union's ("EU's") Corporate Sustainability Reporting Directive ("CSRD") will require expansive disclosures on various sustainability topics such as climate change, biodiversity, workforce, supply chain, and business ethics by in-scope EU entities and certain non-EU entities with significant cross-border business in EU markets. In addition, California's recently-enacted Climate Corporate Data Accountability Act will require annual disclosures of covered companies' Scope 1, 2 and 3 greenhouse gas emissions. We are assessing our obligations under CSRD and other enhanced reporting requirements, and expect that compliance could require substantial effort in the future. Overall, ESG matters and related stakeholder reaction may impact our reputation and have other business impacts which could adversely affect our business.

Existing or future laws, rules, U.S. Presidential Executive Orders, regulatory interpretations or judgments could force us to change how we conduct our business, affect the products and services we offer and where we offer them, restrict revenue and enrollment growth, increase our costs, including medical, operating, health care technology and administrative costs, and require enhancements to our compliance infrastructure and internal controls environment. For example, health care reforms or the invalidation, modification, repeal or replacement of the ACA or portions thereof could result in material changes to the way we conduct our business, as well as the loss of subsidies related to our IFP offerings and could impact the market for our products. We are required to obtain and maintain insurance and other regulatory approvals to, among other things, market many of our products, expand into additional geographic or product markets, increase prices for certain regulated products and consummate some of our acquisitions and dispositions. Delays in obtaining or failure to obtain or maintain these approvals could reduce our revenue or increase our costs. Additionally, we must maintain licenses and registrations in the jurisdictions in which we conduct business, and the suspension, material adverse modification or termination of such license and registrations could adversely affect our operations. Such licensure subjects many of our businesses to state regulation of our operations and products, as well as risks associated with doing business in those jurisdictions. Existing or future laws and rules could also require or lead us to take other actions such as changing our business practices and could increase our liability. Further, failure to effectively implement or adjust our strategic and operational initiatives, such as by reducing operating costs, adjusting premium pricing or benefit design or transforming our business model in response to regulatory changes may have a material adverse effect on our results of operations, financial condition and cash flows.

For more information on regulations affecting our business, see "Business – Regulation" in Part I, Item 1 of this Form 10-K.

There are various risks associated with participating in government-sponsored programs, such as Medicare, including dependence upon government funding, compliance with government contracts and increased regulatory oversight and enforcement.

Through our U.S. Healthcare business, we contract with CMS and various state governmental agencies to provide managed health care services including Medicare Advantage plans and Medicare Part D plans. Additionally, our Evernorth Health Services business provides services to government entities and payors participating in government health care programs and our relationships with these government entities is subject to laws and regulations regarding government contracts.

Our revenues from government-funded programs, including our Medicare programs and our government clients, are dependent, in whole or in part, upon annual funding from the federal government or applicable state or local governments. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs, budgetary constraints at the federal or applicable state or local level and general political issues and priorities. These entities generally have the right to not renew or to cancel their contracts with us on short notice without cause or if funds are not available. Unanticipated changes in funding, such as the application of sequestration by the federal or state governments, retroactive rate adjustments, a delay by Congress in raising the federal debt ceiling, or the failure to provide for continued appropriations or regular ongoing scheduled payments to us, could substantially reduce our revenues or profitability or impact our liquidity.

The Medicare program has been the subject of regulatory reform initiatives. The premium rates paid to Medicare Advantage plans and Medicare Part D plans are established by contract, although the rates differ depending on a combination of factors, some of which are outside our control. For example, the base premium rate paid differs depending upon a combination of various factors such as defined upper payment limits, a member's health status, age, gender, county or region, benefit mix, member eligibility category and risk scores. Additionally, a portion of each Medicare Advantage plan's reimbursement is tied to the plan's Star Rating, with those plans receiving a rating of four or more stars eligible for quality-based bonus payments. A plan's Star Rating affects its image in the market and plans that perform well are able to offer enhanced benefits, market more effectively and for longer periods of time than other plans. The Star Rating system is subject to change annually by CMS, which may make it more difficult to achieve four stars or greater. Our Medicare Advantage plans' and Medicare Part D plans' operating results, premium revenue and benefit offerings are likely to continue to be significantly determined by their Star Ratings. There can be no assurances that we will be successful in maintaining or improving our Star Ratings in future years. In addition, audits of our performance for past or future periods may result in downgrades to our Star Ratings. If we do not maintain or improve our Star Ratings or if the quality-based bonus payments are reduced or eliminated, we may experience a negative impact on our revenue and the marketability of our plans may be adversely affected. Accordingly, our plans may not be eligible for full level quality bonuses, which could adversely affect the benefits such plans can offer, reduce membership or impact our financial performance. See the "Executive Overview - Key Transactions and Business Developments" section of MD&A in Part II, Item 7 of this Form 10-K for additional information on our Star Ratings.

Additionally, if we fail to comply with CMS' contractual requirements, including data submission, enrollment and marketing, provider network adequacy, provider directory accuracy, quality measures, claims payment, continuity of care, timely and accurate processing of appeals and grievances, adverse findings under RADV audits, oversight of first tier downstream and related entities and call center performance, we may be subject to administrative actions, including enrollment sanctions or contract termination, fines or other penalties or enforcement actions that could materially impact our profitability.

We face risks related to litigation, regulatory audits and investigations.

We are routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal matters arising, for the most part, in the ordinary course of business. These legal matters could include benefit claims, breach of contract actions, tort claims (including claims related to the delivery of health care services, such as medical malpractice by staff at our affiliates' facilities, or by health care practitioners who are employed by us, have contractual relationships with us, or serve as providers to our managed care networks, including as a result of a failure to adhere to applicable clinical, quality and/or patient safety standards), claims arising from consumer protection laws, false claims act laws, claims disputes under federal or state laws and disputes regarding reinsurance arrangements, employment and employment discrimination-related suits, antitrust claims (including as a result of changes in the enforcement of antitrust laws), employee benefit claims, wage and hour claims, tax, privacy, intellectual property and whistleblower claims, shareholder suits and other securities law claims, real estate disputes, claims related to disclosure of certain business practices and claims arising from customer audits and contract performance, including government contracts. In addition, we have incurred and likely will continue to incur liability for practices and claims related to our health care business, such as marketing misconduct, failure to timely or appropriately pay for or provide health care, provider network structure, poor outcomes for care delivered or arranged, provider disputes including disputes over compensation or contractual provisions, ERISA claims, allegations related to calculations of cost sharing and claims related to our administration of self-funded business. We are also routinely involved in legal matters arising from our health services business, including without limitation claims related to the dispensing of pharmaceutical products by our home delivery and specialty pharmacies, pharmacy benefit management services, such as formulary management services, health benefit management services and provider services. Our pharmacy services operations are subject to the clinical quality, patient safety and other risks inherent in the dispensing, packaging and distribution of drugs, including claims related to purported dispensing and other operational errors. There are currently, and may be in the future, attempts to bring class action lawsuits against the Company and other companies in our industry; individual plaintiffs also may bring multiple claims regarding the same subject matter against us and other companies in our industry.

Court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial noneconomic or punitive damages may be sought. We procure insurance coverage to cover some of these potential liabilities, however we also self-insure a significant portion of our litigation risks. While we maintain some third-party insurance coverage, including excess liability insurance with third-party insurance carriers, certain liabilities or types of damages, such as punitive damages, may not be covered by insurance, insurers may dispute coverage or the amount of insurance may be insufficient to cover the entire damages awarded. Resolving disputes is often expensive and disruptive, regardless of the outcome. Additionally, it is possible that the resolution of current or future legal matters and claims could result in changes to our industry and business practices, losses material to our results of operations, financial condition and liquidity or damage to our reputation.

We are frequently the subject of regulatory market conduct and other reviews, audits and investigations by state insurance and health and welfare and pharmacy departments, attorneys general, DOJ, CMS, DOL and the HHS-OIG and comparable authorities in foreign jurisdictions. Additionally, we have in the past been, and may in the future be, subject to *qui tam* actions in which the government may or may not intervene. With respect to our Medicare Advantage and Medicare Part D businesses, CMS and HHS-OIG perform audits to determine a health plan's compliance with federal regulations and contractual obligations, including compliance with proper coding practices and fraud and abuse enforcement practices through audits designed to detect and correct improper payments. Certain of our contracts currently have RADV audits by CMS and the HHS-OIG that are awaiting CMS finalization. These audits could result in repayments to the government. There also continues to be heightened review by federal and state regulators of business and reporting practices within the health services industry, including with respect to claims payment and related escheat practices, and increased scrutiny by other federal and state governmental agencies (such as state attorneys general) empowered to bring criminal actions in circumstances that could have previously given rise only to civil or administrative proceedings.

In addition, various government agencies have conducted investigations and audits into certain pharmacy benefit management practices. For example, the FTC is conducting an ongoing study of the pharmacy benefit manager industry and the impact of pharmacy benefit managers on the accessibility and affordability of prescription drugs. In June 2022, the FTC issued an enforcement policy statement indicating the FTC would scrutinize the impact of rebates and fees paid by pharmaceutical manufacturers to pharmacy benefit managers and other intermediaries to determine if laws such as the FTC Act, the Clayton Act, the Robinson-Patman Act and the Sherman Act may have been violated. In July 2023, the FTC voted to issue a statement cautioning against reliance on prior advocacy letters that advocated against proposals to increase regulatory oversight and transparency of pharmacy benefit managers. The FTC previously required three group purchasing organizations to provide information and records on business practices and the six largest pharmacy benefit managers to provide information and records on topics including rebate contracts and ancillary agreements, documents related to strategies, conditions and plans for formulary placement, formulary exclusion, formulary tier assignment, and prior authorization regarding rebated drug products, and annual pharmacy reimbursement data for drugs on specialty drug lists and for rebated drug products.

Many investigations and audits have resulted in companies being subject to civil penalties, including the payment of money and entry into corporate integrity agreements. For example, in September 2023, we resolved certain matters related to our Medicare Advantage Business and risk adjustment practices by entering into the Corporate Integrity Agreement (the "CIA") with the HHS-OIG. The CIA imposes various compliance, reporting and governance obligations on us for five years and requires record reviews by an independent review organization. Our failure to meet these obligations could result in monetary penalties and our exclusion from participation in federal healthcare programs (such as Medicare and Medicaid), which could adversely impact our business, cash flows, financial condition, results of operations and reputation. Any failure, or alleged failure, to comply with various state and federal health care laws and regulations, including those related to the CIA or otherwise directed at preventing fraud and abuse in government funded programs, has resulted in and could in the future result in investigations or litigation, such as actions under the federal False Claims Act and similar whistleblower statutes under state laws. A successful action or claim against us could subject us to damage awards, including treble damages, fines, penalties or other enforcement actions, restrictions on our ability to market or enroll new customers, limits on expansion, restrictions or exclusions from programs or other agreements with federal or state governmental agencies, which could adversely impact our business, cash flows, financial condition, results of operations and reputation. We cannot predict what effect, if any, such government investigations and audits may ultimately have on us or on the industry in general. However, we will likely continue to experience government scrutiny and audit activity, which has and may in the future result in civil penalties.

Regulatory audits, investigations, litigation or reviews or actions by other government agencies have resulted in and could result in changes to our business practices, retroactive adjustments to certain premiums, significant fines, penalties, civil liabilities, criminal liabilities or other sanctions, including corporate integrity agreements, restrictions on our ability to participate in government programs or exclusion from such programs, market certain products or engage in business-related activities, that could have a material adverse effect on our business, results of operation, financial condition and liquidity. In addition, disclosure of an adverse investigation or audit or the imposition of fines or other sanctions could negatively affect our reputation in certain markets and make it more difficult for us to sell our products and services.

A description of material pending legal actions and other legal and regulatory matters is included in Note 24 to the Consolidated Financial Statements included in this Form 10-K. The outcome of litigation and other legal or regulatory matters is always uncertain.

If we fail to comply with applicable privacy, security and data laws, regulations and standards, our business and reputation could be materially adversely affected.

Most of our activities involve the receipt, use, storage or transmission of a substantial amount of individuals' PI, including PHI. We also use aggregated and/or anonymized data for research and analysis purposes, and in some cases, provide access to such anonymized data, or analytics created from such data, to pharmaceutical manufacturers and third-party data aggregators and analysts. We may also use such information to create analytic models designed to predict, and potentially improve, outcomes and patient care. The collection, dissemination, receipt, maintenance, protection, use, transmission, disclosure, privacy, confidentiality, security, availability, integrity, creation, processing, and disposal of PI are regulated at the federal, state, international and industry levels and requirements are imposed on us by contracts with clients. In some cases, such laws, rules, regulations and contractual requirements also apply to our vendors and require us to obtain written assurances of their compliance with such requirements. We are also subject to various other consumer protection laws that regulate our communications with customers, such as the FTC Act and the Telephone Consumer Protection Act. Certain of our businesses are also subject to the Payment Card Industry Data Security Standard, which is designed to protect credit card account data as mandated by payment card industry entities. International laws, rules and regulations governing the use and disclosure of such information, such as the GDPR, can be more stringent than similar laws in the United States, and they vary across jurisdictions. In addition, more jurisdictions are regulating the transfer of data across borders and domestic privacy and data protection laws are generally becoming more onerous.

These laws, rules and contractual requirements are subject to change and the regulatory environment surrounding data security and privacy is increasingly demanding. Compliance with existing or new privacy, security and data laws, regulations and requirements may result in increased operating costs, and may constrain or require us to alter our business model or operations. For more information on privacy regulations to which we are subject, see "Business – Regulation" in Part I, Item 1 of this Form 10-K.

HIPAA requires covered entities and business associates to comply with the HIPAA privacy, security and breach rules. While we endeavor to provide appropriate protections through our contracts with our third-party service providers and in certain cases assess their security controls, we have limited oversight or control over their actions and practices. Several of our businesses act as business associates to their covered entity clients and, as a result, collect, receive, use, disclose, transmit and maintain PHI in order to provide services to these customers. HHS administers an audit program to assess HIPAA compliance efforts by covered entities and business associates. In addition, HHS continues to exercise its enforcement authority to bring enforcement actions resulting from complaints, compliance reviews, audits and investigations brought on by notification to HHS of a breach or other HIPAA violation. An audit resulting in findings or allegations of noncompliance or the implementation of an enforcement action could have an adverse effect on our results of operations, financial position, cash flows and reputation.

Noncompliance or findings of noncompliance with applicable laws, regulations or requirements, or the occurrence of any privacy or security breach involving the misappropriation, loss or other unauthorized disclosure of PI, whether by us or by one of our third-party service providers, could materially adversely affect our business and reputation, including our results of operations, financial position and cash flows.

Effective prevention, detection and control systems are critical to maintain regulatory compliance and prevent fraud; failure of these systems could adversely affect us.

Federal and state governments have made investigating and prosecuting health care and other insurance fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities including kickbacks for referral of customers, billing for unnecessary medical services, improper marketing and violations of patient privacy rights. Some of our businesses are also subject to federal and state laws and regulations that may impact our relationships with health care providers and customers, including laws on self-referrals, beneficiary inducements, false claims, fee-splitting, telemedicine, corporate practice of medicine, dispensing, packaging, fulfillment, and distribution of controlled substances, other pharmaceutical products and medical devices, medical malpractice, consumer protection, product liability, narrow networks, provider tiering programs, provider contracts, overpayments, reimbursement of out-of-network claims, and licensure. The regulations and contractual requirements applicable to us are complex and subject to change and may affect our ability to market or provide our products or services. In addition, ongoing vigorous law enforcement, a highly technical regulatory scheme and the Dodd-Frank Act and related regulations enhance regulators' enforcement powers and whistleblower incentives and protections. Our compliance efforts in this area will continue to require significant resources. Failure of our prevention, detection or control systems related to regulatory compliance or the failure of employees to comply with our internal policies, including data systems security or unethical conduct by managers and employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and penalties.

In addition, provider or customer fraud that is not prevented or detected could impact our medical costs or those of our self-insured clients. Further, during an economic downturn, we may experience increased fraudulent claims volume that may lead to additional costs due to an increase in disputed claims and litigation.

Economic Risks

Economic and market conditions affect the value of our financial instruments and the value of particular assets and liabilities, investment income and interest expense.

As an insurer, we have substantial investment assets that support insurance and contractholder deposit liabilities and surplus requirements in our regulated companies. The market values of our investments vary depending on economic and market conditions with no offsetting change in the value of a portion of our liabilities. A substantial portion of our investment assets are in fixed interest-yielding debt securities of varying maturities and commercial mortgage loans. The value of these investment assets can fluctuate significantly with changes in market conditions. In addition, an economic contraction could result in delay in payment of principal or interest by issuers, or defaults by issuers, reducing our investment income and requiring us to write down the value of our investments.

Significant stock market or interest rate declines could result in unfunded pension obligations resulting in the need for additional plan funding by us and increased pension expenses.

We currently have overfunded obligations in our frozen pension plans. A significant decline in the value of the plans' equity and fixed income investments or unfavorable changes in applicable laws or regulations could materially increase our expenses and change the timing and amount of required plan funding. This could reduce the cash available to us, including our subsidiaries. We are also exposed to interest rate and equity risk associated with our pension obligations. Sustained declines in interest rates could have an adverse impact on the funded status of our pension plans and our reinvestment yield on new investments. See Note 18 to the Consolidated Financial Statements for more information on our obligations under the pension plans.

A downgrade in the financial strength ratings of our insurance subsidiaries could adversely affect new sales and retention of current business, and a downgrade in our debt ratings would increase the cost of borrowed funds and could negatively affect our ability to access capital.

Financial strength, claims paying ability and debt ratings by recognized rating organizations are each important factors in establishing the competitive position of insurance and health benefits companies. Ratings information by nationally recognized rating agencies is broadly disseminated and generally used throughout the industry. We believe that the claims paying ability and financial strength ratings of our principal insurance subsidiaries are important factors in marketing our products to certain customers. Our debt ratings impact both the cost and availability of future borrowings and, accordingly, our cost of capital. Each of the rating agencies reviews ratings periodically and there can be no assurance that current ratings will be maintained in the future. A downgrade of any of these ratings in the future could make it more difficult to either market our products successfully or raise capital to support business growth.

We maintain significant indebtedness in the ordinary course of business and may incur further indebtedness in the future. Our indebtedness could adversely affect our financial condition, our ability to react to changes in the economy or our industry and could divert our cash flow from operations for debt service costs, leaving us with less cash flow from operations available to fund growth, stock repurchases, dividends and other corporate purposes.

The total indebtedness of The Cigna Group was approximately $30.9 billion as of December 31, 2023. Carrying indebtedness:

- requires us to dedicate a portion of our cash flow from operations to debt payments, thereby reducing the availability of cash flow to fund our operations and growth strategy, including investments, acquisitions and capital expenditures, make stock repurchases, pay dividends and for general corporate purposes;
- increases our vulnerability to general adverse economic and industry conditions, which may require us to dedicate an even greater percentage of our cash flow from operations to the payment of principal and interest on our debt and limit our access to capital markets such that additional capital may not be available or may be available only on unfavorable terms;
- exposes us to increases in interest rates to the extent increased interest expense is not offset by increased income from our investment assets; and
- limits our flexibility in planning for, or reacting to, changes in or challenges relating to our business and industry.

The covenants in our debt instruments may have the effect, among other things, of restricting our financial and operating flexibility to respond to significant changes in business and economic conditions. We may incur or assume significantly more debt in the future which may subject us to additional restrictive covenants and increase the risks described above. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek additional dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt.

Unfavorable developments in economic conditions may adversely affect our business, results of operations and financial condition.

Many factors, including geopolitical issues, future economic downturns, man-made disasters, natural disasters (including those as a result of climate change) and pandemics, availability and cost of credit and other capital and consumer spending can negatively impact the U.S. and global economies. Our results of operations could be materially adversely affected by the impact of unfavorable economic conditions on our clients and customers (both employers and individuals), health care providers, pharmacy manufacturers, pharmacy providers and third-party vendors. For example:

- Employers may take action to reduce their operating costs by modifying, delaying or canceling plans to purchase our products or making changes in the mix of products purchased that are unfavorable to us.
- Higher unemployment rates, employee attrition (including challenges filling open positions in light of a competitive job market) and workforce reductions could result in lower enrollment in our employer-based plans (including an increase in the number of employees who opt out of employer-based plans) or our individual plans.
- Because of unfavorable economic conditions or the ACA, employers may stop offering health care coverage to employees or elect to offer this coverage on a voluntary, employee-funded basis as a means to reduce their operating costs.
- If clients are not successful in generating sufficient funds or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us.
- Our clients or potential clients may force us to compete more vigorously on factors such as price and service to retain or obtain their business.
- Our clients may be acquired, consolidated, or otherwise fail to successfully maintain or grow their business or workforce, which could reduce the number of customers we serve or otherwise result in lower than anticipated utilization of our services.
- A prolonged unfavorable economic environment could adversely impact the financial position of hospitals and other health care providers, potentially increasing our medical costs.
- Our third-party vendors could significantly and quickly increase their prices or reduce their output to reduce their operating costs. Our business depends on our ability to perform necessary business functions in an efficient and uninterrupted fashion.
- Other insurers' financial condition may be weakened, increasing the risk that we will receive significant assessments for obligations of insolvent insurers pursuant to guaranty associations, indemnity funds or other similar laws and regulations.

Certain of the foregoing events have occurred and may continue to occur, and the occurrence of these events may, individually or in the aggregate, lead to a decrease in our customer base, revenues or margins or an increase in our operating costs.

In addition, during and following a prolonged unfavorable economic environment, federal and state budgets could be materially adversely affected, resulting in reduced or delayed reimbursements or payments in government programs such as Medicare and Social Security or under contracts with government entities. These budgetary pressures also could cause the government to impose new or a higher level of taxes or assessments on us, such as premium taxes on insurance companies and HMOs and surcharges or fees on select fee-for-service and capitated medical claims. Although we could attempt to mitigate or cover our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to mitigate or cover all of such costs, which may have a material adverse effect on our business, results of operations, financial condition and liquidity.

We are subject to the credit risk of our reinsurers.

We enter into reinsurance arrangements with other insurance companies, primarily in connection with acquisition or divestiture transactions when the underwriting company is not being acquired or sold. Under all reinsurance arrangements, reinsurers assume insured losses, subject to certain limitations or exceptions that may include a loss limit. These arrangements also subject us to various obligations, representations and warranties with the reinsurers. Reinsurance does not relieve us of liability as the originating insurer. We remain liable to the underlying policyholders if a reinsurer defaults on obligations under the reinsurance arrangement. Although we regularly evaluate the financial condition of reinsurers to minimize exposure to significant losses from reinsurer insolvencies, reinsurers may become financially unsound. If a reinsurer fails to meet its obligations under the reinsurance contract or if the liabilities exceed any applicable loss limit, we will be forced to cover the claims on the reinsured policies.

The collectability of amounts due from reinsurers is subject to uncertainty arising from a number of factors, including whether the insured losses meet the qualifying conditions of the reinsurance contract, whether reinsurers or their affiliates have the financial capacity and willingness to make payments under the terms of the reinsurance contract and the magnitude and type of collateral supporting our reinsurance recoverable, such as holding sufficient qualifying assets in trusts or letters of credit issued. Although a portion of our reinsurance exposures are secured, the inability to collect a material recovery from a reinsurer could have a material adverse effect on our results of operations, financial condition and liquidity.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 1C. *CYBERSECURITY*

Cybersecurity Strategy and Risk Management

The Cigna Group's comprehensive cybersecurity program is supported by policies and procedures designed to protect our systems and operations as well as the sensitive personal information and data of our clients and customers from foreseeable cybersecurity threats. This program is an integral component of our enterprise risk management program.

Core to our security model is our defense-in-depth framework, comprising multiple layers of processes and technologies that help prevent, detect, and respond to threats. Our approach to safeguarding against external threats incorporates a suite of preventive technologies, including malicious email blocking, defenses against automated attacks and multifactor authentication. These strategies act to proactively intercept and neutralize cyber threats to help ensure data remains secure within our environment. Event monitoring technologies run continuously, detecting suspected intrusion attempts and alerting our Cybersecurity Incident Response team. The Cigna Group undertakes a number of critical security processes to mitigate and protect against cybersecurity risks, which include but are not limited to:

- *Identity and Access Management*. Employees are provided with the minimum amount of access required to perform their jobs using role-based access control methodology, which defines access to our information systems based on job function. Privileged or elevated access to our systems is subject to supplemental approval requirements, increased authentication processes, and additional logging and monitoring.
- *Security Awareness and Training*. Events and education activities are hosted throughout the year, such as the Cybersecurity Awareness Month, expos, videos, training programs and frequent phishing simulations. The Cigna Group continuously trains workforce members on the importance of preserving the confidentiality and integrity of customer data. All new hires have mandatory information protection and privacy training as part of their onboarding, and all workforce members complete an annual cybersecurity refresh training.
- *Security Operations and Monitoring.* Our operational monitoring processes provide valuable insight into the effectiveness of our security program. A centralized system collects security logs and performs event correlation that creates an alert if a trigger occurs. We review any deviations from our established targets and implement corrective actions.
- *Change Management*. Changes to hardware, software, network components, and/or processes introduced into any production environments are managed by a formal change control process. These requests include the submission of required documentation as well as the business justification for the change.
- *Disaster Recovery / Business Continuity*. These processes are designed to maintain service to our customers, providers and members through a wide range of adverse circumstances. Methods of recovery include rerouting business functions, relocating to an alternative site, independent "hot sites", mobile recovery and work at home.
- *Intelligence Feeds*. These are used to monitor the security industry for the latest global security threats, exposures and patches to help keep company servers current with the latest security service packs, patches and hot fixes.
- Physical Security. Our physical security system is utilized in an effort to properly identify appropriate individuals, authorize entry and define the working areas to which they have access. Additional controls at our data centers includes a combination of guard service, access keys and magnetic card systems.
- *Third-Party Vendor Security Reviews*. Suppliers that have access to, host, or pass sensitive data are subject to a rigorous vendor security review which includes questionnaires, security controls and maturity assessments, inspection of evidence of compliance and remediation or acceptance of items identified during a Risk Assessment.
- *Vulnerability Management / Patching*. Any discovered vulnerability is rated by severity and assigned a timeline for remediation. Patching activities are centrally managed with a focus on the identification, remediation, and analysis and closure of vulnerabilities throughout the vulnerability management lifecycle.
- *Cybersecurity Incident Reporting*. Our incident reporting protocol assists prompt and efficient response to cybersecurity threats. This includes links on our internal site listing globally accessible contact numbers for immediate incident reporting, a user-friendly phishing reporting tool in Outlook, and group email boxes that are monitored 24/7 for incident submissions.

We routinely manage cybersecurity risks through a defined framework that includes activities aimed at the identification, assessment, treatment and monitoring of risks. Cybersecurity risk assessment results are used by senior management to make informed decisions about where to allocate resources to reduce cybersecurity risks and improve overall security posture. We examine our entire program annually with third-parties and measure the program against generally accepted industry standards and frameworks, such as an internationally recognized security control framework established by the NIST and used by companies to assess and improve their ability to prevent, detect and respond to cyberattacks. Our cybersecurity policies and standards are reviewed annually and are mainly guided by the NIST 800-53 Cybersecurity Framework. In addition to the NIST framework, we leverage the International Organization for Standardization ("ISO") 27001 and 27002 standards. NIST and ISO standards are internationally accepted and provide best practice recommendations for initiating, implementing, and maintaining information security management systems. Cigna's Information Protection policies and standards are informed by NIST 800-53b, moderate level security control baseline requirements. This includes a myriad of NIST controls/control enhancements which are mapped to Cigna Information Protection policies, standards and control library.

To enhance our preparedness and practice our collective cybersecurity response capabilities, we conduct tabletop exercises developed in partnership with external security experts. These events are designed to exercise and engage some of the most critical areas of cybersecurity incident response and preparedness through an interactive/evolving, simulated scenario. This exercise provides an opportunity for us to test our response procedures, escalation and communication protocols, roles and responsibilities, legal/privacy considerations and key decision-making processes, in a safe and controlled environment. The participants in these exercises include leaders, stakeholders, subject matter experts and certain executives.

In addition to these internal measures, the effectiveness of components of our overall cybersecurity program is frequently evaluated by external third parties, exclusive to our independent registered public accounting firm and scope of internal control over financial reporting. This includes work performed over various levels of controls assessments for specific business lines and core processes. These include Health Information Trust Alliance ("HITRUST") for health care data security, Payment Card Industry Data Security Standard (PCI DSS) for payment security, and System Organization Controls (SOC) 2 for information security and related controls. We also perform an annual maturity assessment and benchmark our security controls to identify opportunities to strengthen our cybersecurity program.

As part of our Global Threat Management Program, a dedicated Incident Handling Team, comprising both technical and management personnel, determines the severity of a validated cybersecurity event across the enterprise and is responsible for the development and ongoing maintenance of our comprehensive Global Incident Response Plan ("GIRP"). The GIRP is reviewed quarterly at a minimum but may be updated as needed based on lessons learned, changes in key teams or processes, or other circumstances as warranted. Within the GIRP, incident handling procedures dictate actions during each phase, which include communications, actions to be performed, methods of operation and contingencies for unanticipated outcomes. Using industry best practices and continuous improvement principles, we validate strategies, document business recovery plans, and test these procedures enterprise-wide annually. Upon the discovery of an incident, a broad cross-functional Computer Security Incident Response Team is assembled, which may include but is not limited to experts from key business, technology, legal, privacy and finance sectors, to collaboratively assess the impact and materiality in order to execute a comprehensive and informed response. After an incident is contained, a thorough review is performed to determine if any existing detective or preventative controls were bypassed, or if there was a delay in detection or response. This review, which includes members from our internal audit team, drives the implementation of corrective actions to enhance and strengthen the effectiveness of our prevention, detection, and incident response controls, as applicable.

Cigna Information Protection ("CIP") maintains a risk register that is used to manage cybersecurity risks associated with its business activities, technology assets, and its interaction with business, Information Technology ("IT"), and security parties; internal and external. Cybersecurity risks are also periodically reviewed by Enterprise Risk Management ("ERM") to ensure appropriate oversight of cybersecurity risk management activities.

Suppliers that have access to, host, or transmit The Cigna Group data are contractually required to comply with our Security Policies and Standards. Additionally, suppliers may be subject to periodic security audits or risk assessments, which include security questionnaires, security capabilities and maturity assessments, controls evidence reviews, application vulnerability assessments, public internet presence monitoring, and alignment reviews with service-specific industry standards (e.g., NIST, ISO, HIPAA, and Payment Card Industry standards). Follow-up activities are performed as needed to discuss observations, track issues and ensure remediation plans are completed to maintain compliance. Contracts with suppliers also include critical security requirements including right to audit, technology requirements, key performance metrics and service levels, and hiring practices including background checks for those who have access to The Cigna Group's network.

As of the date of this report, we do not believe that any risks from any cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. That said, as discussed more fully under Part 1, Item 1A. "Risk Factors – Strategic and Operational Risks – As a large global health company, we and our vendors are subject to cyberattacks or other privacy or data security incidents. If we are unable to prevent or contain the effects of any such attacks, or fail to ensure vendors do the same, we may suffer exposure to substantial liability, reputational harm, loss of revenue or other damages," the sophistication of cybersecurity threats continues to increase, and the preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems and information may become insufficient. Accordingly, no matter how well designed or implemented our controls are, we will not be able to anticipate all attacks of these types, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

Cybersecurity Governance

The Cigna Group's Board has ultimate oversight over the Company's privacy and cybersecurity programs and strategy and is responsible for ensuring that the Company has risk management policies and processes in place to meet and mitigate evolving risks and threats. Certain members of the Board have cybersecurity expertise, including certifications. The Board executes this oversight directly and through both the Audit Committee, for cybersecurity purposes, and the Compliance Committee, for privacy purposes. In these capacities, these committees are regularly briefed by the Global Chief Information Security Officer ("GCISO") and Chief Privacy Officer on cybersecurity and privacy matters. These briefings are designed to provide visibility about the identification, assessment, and management of critical risks, audit findings, and management's risk mitigation strategies. Additionally, these briefings include information about current trends in the environment, incident preparedness, artificial intelligence and various components of the Company's cybersecurity and privacy programs. Annually, the full Board reviews the Company's cybersecurity program, including the threat landscape and related controls and periodically conducts cybersecurity tabletop exercises.

The Cigna Group's dedicated cybersecurity team is led by our GCISO. Our current GCISO joined Cigna in October 2023 and works closely with senior management to develop and innovate the cybersecurity strategy and risk management. Prior to joining the team at The Cigna Group, our GCISO held senior information security roles at other global organizations where this individual defined information security strategies, built global information security programs, implemented cybersecurity capabilities that protect consumers, wholesale partners and brand, and oversaw the security of a global payment network, a corporate network and digital assets.

Item 2. *PROPERTIES*

At the end of 2023, our global real estate portfolio consisted of approximately 9.2 million square feet of owned and leased properties to support the operations of our reporting segments. Our domestic portfolio had approximately 8.3 million square feet in 49 states, the District of Columbia, and the U.S. Virgin Islands. Our international properties contain approximately 934 thousand square feet located throughout the following countries: Australia, Bahrain, Belgium, Canada, Cayman Islands, China, France, Germany, Hong Kong, India, Kenya, Kuwait, Lebanon, Malaysia, Oman, Saudi Arabia, Singapore, Spain, Switzerland, United Arab Emirates, and the United Kingdom.

Our principal domestic office locations include the Wilde Building located at 900 Cottage Grove Road in Bloomfield, Connecticut (our corporate headquarters), Evernorth Health Services' corporate offices located at and around One Express Way in St. Louis, Missouri and Two Liberty Place located at 1601 Chestnut Street in Philadelphia, Pennsylvania. The Wilde Building measures approximately 893 thousand square feet and is owned. The St. Louis campus measures approximately 999 thousand square feet of leased space and Two Liberty Place measures approximately 209 thousand square feet of leased space.

The pharmacy operations consist of 13 home delivery pharmacies, 31 specialty pharmacies and four high-volume automated dispensing pharmacies located throughout the United States. Our high-volume automated dispensing pharmacies are located in Arizona, Indiana, Missouri and New Jersey.

In the fourth quarter of 2023, we approved a strategic initiative to drive operational improvements and efficiencies. This initiative includes a reduction in the square footage of leased properties and changes how sites are utilized. See Note 17 to the Consolidated Financial Statements of this Form 10-K for additional information.

We believe our properties are adequate and suitable for our business as presently conducted. The foregoing does not include information on investment properties.

Item 3. *LEGAL PROCEEDINGS*

The information contained under "Legal and Regulatory Matters" in Note 24 to the Consolidated Financial Statements of this Form 10-K is incorporated herein by reference.

Item 4. *MINE SAFETY DISCLOSURES*

Not applicable.

Information about our Executive Officers

The principal occupations and employment histories of our executive officers (as of February 29, 2024) are listed below.

DAVID BRAILER, 64, Executive Vice President and Chief Health Officer of The Cigna Group beginning September 2022; and Founder and Chairman of Health Evolution beginning in 2011.

DAVID M. CORDANI, 58, Chairman of the Board of The Cigna Group beginning January 2022; Chief Executive Officer beginning December 2009; Director since October 2009; President beginning June 2008; and Chief Operating Officer from June 2008 until December 2009.

NOELLE K. EDER, 54, Executive Vice President, Global Chief Information Officer of The Cigna Group beginning September 2020, with responsibility for the Company's technology and operations function beginning September 2023; Executive Vice President, Chief Information and Digital Officer at Hilton Worldwide Holdings from March 2018 until August 2020; Executive Vice President, Chief Card Customer Experience Officer at Capital One Financial Corporation from November 2016 until 2018; and Executive Vice President, Customer Experience and Operations at Capital One Financial Corporation from September 2014 until November 2016.

BRIAN C. EVANKO, 47, Executive Vice President, Chief Financial Officer of The Cigna Group and President and Chief Executive Officer, Cigna Healthcare beginning January 2024; Executive Vice President and Chief Financial Officer of The Cigna Group from January 2021 to January 2024; President, Government Business from November 2017 to January 2021; and President, U.S. Individual Business from August 2013 to November 2017.

NICOLE S. JONES, 53, Executive Vice President, Chief Administrative Officer, and General Counsel for The Cigna Group beginning September 2023; Executive Vice President and General Counsel of The Cigna Group beginning June 2011 to September 2023; Senior Vice President and General Counsel of Lincoln Financial Group from May 2010 until June 2011; Vice President and Deputy General Counsel of The Cigna Group from April 2008 until May 2010; and Corporate Secretary from September 2006 until April 2010.

ERIC P. PALMER, 47, Executive Vice President, Enterprise Strategy of The Cigna Group and President and Chief Executive Officer, Evernorth Health Services beginning January 2024; President and Chief Executive Officer of Evernorth Health Services beginning January 2022 to January 2024; President and Chief Operating Officer from January 2021 until December 2021; Executive Vice President and Chief Financial Officer of The Cigna Group from June 2017 to January 2021; Deputy Chief Financial Officer from February 2017 until June 2017; Senior Vice President, Chief Business Financial Officer from November 2015 to February 2017; and Vice President, Business Financial Officer, Health Care from April 2012 to November 2015.

MICHAEL W. TRIPLETT, 62, Special Advisor beginning January 2024; President, U.S. Commercial of Cigna Healthcare beginning February 2017 to January 2024; and Regional Segment Lead from June 2009 to February 2017.

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

As of December 31, 2023, the number of shareholders of record was 23,435. The Cigna Group's common stock is listed with, and trades on, the New York Stock Exchange under the symbol "CI".

In 2023, The Cigna Group declared and paid quarterly cash dividends of $1.23 per share of The Cigna Group common stock. The Cigna Group paid quarterly cash dividends of $1.12 per share in 2022 and $1.00 per share in 2021.

On February 2, 2024, the Board of Directors declared the first quarter cash dividend of $1.40 per share of The Cigna Group common stock to be paid on March 21, 2024 to shareholders of record on March 6, 2024. The Cigna Group currently intends to pay regular quarterly dividends, with future declarations subject to approval by its Board of Directors and the Board's determination that the declaration of dividends remains in the best interests of The Cigna Group and its shareholders. The decision of whether to pay future dividends and the amount of any such dividends will be based on the Company's financial position, results of operations, cash flows, capital requirements, the requirements of applicable law and any other factors the Board may deem relevant. See Note 9 to the Consolidated Financial Statements for further information on dividend payments.

For information on securities authorized for issuance under our existing equity compensation plans, see Item 12 under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Stock Price Performance Graph

The graph below compares the cumulative total shareholder return on our common stock for the five years ended December 31, 2023 with the cumulative total return of the Standard & Poor's ("S&P") 500 Index and the S&P 500 Health Care Index. The stock performance shown in the graph is not intended to forecast or be indicative of future performance.



Five Year Cumulative Total Shareholder Return*
December 31, 2018 - December 31, 2023

	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Cigna	$100	$108	$110	$123	$181	$166
S&P 500	$100	$131	$156	$200	$164	$207
S&P 500 Health Care Index	$100	$121	$137	$173	$170	$173

* Assumes that the value of the investment in Cigna common stock and each index was $100 on December 31, 2018 and that all dividends were reinvested.

Issuer Purchases of Equity Securities

The following table provides information about The Cigna Group's share repurchase activity for the quarter ended December 31, 2023:

Period	Total # of shares purchased [1]	Average price paid per share [1]	Total # of shares purchased as part of publicly announced program [2]	Approximate dollar value of shares that may yet be purchased as part of publicly announced program [3] (in millions)
October 1-31, 2023	1,520,890	$ 300.75	1,520,691	$ 1,346
November 1-30, 2023	131,656	$ 313.82	128,550	$ 1,306
December 1-31, 2023	3,213	$ 287.87	—	$ 11,306
Total	1,655,759	$ 301.76	1,649,241	N/A

[1] *Includes shares tendered by employees under the Company's equity compensation plans as follows: 1) payment of taxes on vesting of restricted stock (grants and units) and strategic performance shares and 2) payment of the exercise price and taxes for certain stock options exercised. Employees tendered 199 shares in October, 3,106 shares in November and 3,213 shares in December 2023.*

[2] *Additionally, the Company maintains a share repurchase program authorized by the Board. Under this program, the Company may repurchase shares from time to time, depending on market conditions and alternate uses of capital. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions and alternate uses of capital. The share repurchase program may be effected through Rule 10b5-1 plans, open market purchases, each in compliance with Rule 10b-18 under the Exchange Act, or privately negotiated transactions. The program may be suspended or discontinued at any time and does not have an expiration date. In December 2023, the Board increased repurchasing authority by an additional $10.0 billion. In February 2024, as part of our existing share repurchase program, we entered into accelerated share repurchase agreements ("2024 ASR agreements") to repurchase $3.2 billion of common stock in aggregate. We received an initial delivery of approximately 7.6 million shares of our common stock representing $2.6 billion of the total $3.2 billion remitted. Including the impact of the 2024 ASR agreements, from January 1, 2024 through February 28, 2024, we repurchased 10.1 million shares for approximately $4.0 billion. Share repurchase authority was $7.3 billion as of February 28, 2024. See Note 9 to the Consolidated Financial Statements for further information on our ASR agreements.*

[3] *Approximate dollar value of shares is as of the last date of the applicable month and excludes the impact of excise tax.*

Item 6. [Reserved]

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide information to assist you in better understanding and evaluating The Cigna Group's financial condition as of December 31, 2023 compared with December 31, 2022 and our results of operations for 2023 compared with 2022 and 2021 and is intended to help you understand the ongoing trends in our business. We adopted amended accounting guidance for long-duration insurance contracts effective January 1, 2023. This MD&A has been retrospectively adjusted to conform to the new basis of accounting. The impact of this amended guidance is immaterial. Additionally, during the fourth quarter of 2023, our U.S. Commercial and U.S. Government operating segments were merged to form the U.S. Healthcare operating segment within the Cigna Healthcare reportable segment. For comparisons of our results of operations for 2022 compared with 2021, please refer to the previously filed MD&A included in Part II, Item 7 of our Form 10-K for the year ended December 31, 2022. We encourage you to read this MD&A in conjunction with our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K ("Form 10-K") and the "Risk Factors" contained in Part I, Item 1A of this Form 10-K.

Unless otherwise indicated, financial information in this MD&A is presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). See Note 2 to the Consolidated Financial Statements in this Form 10-K for additional information regarding the Company's significant accounting policies and additional information regarding the adoption of amended accounting guidance for long-duration insurance contracts effective January 1, 2023. In some of our financial tables in this MD&A, we present either percentage changes or "N/M" when those changes are so large as to become not meaningful. Changes in percentages are expressed in basis points ("bps").

In this MD&A, our consolidated measures "adjusted income from operations," earnings per share on that same basis and "adjusted revenues" are not determined in accordance with GAAP and should not be viewed as substitutes for the most directly comparable GAAP measures of "shareholders' net income," "earnings per share" and "total revenues." We also use pre-tax adjusted income (loss) from operations and adjusted revenues to measure the results of our segments.

The Company uses "pre-tax adjusted income (loss) from operations" and "adjusted revenues" as its principal financial measures of segment operating performance because management believes these metrics best reflect the underlying results of business operations and permit analysis of trends in underlying revenue, expenses and profitability. We define adjusted income from operations as shareholders' net income (or income before income taxes less pre-tax income (loss) attributable to noncontrolling interests for the segment metric) excluding net realized investment results, amortization of acquired intangible assets, and special items. The Cigna Group's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting are also excluded. Special items are matters that management believes are not representative of the underlying results of operations due to their nature or size. Adjusted income (loss) from operations is measured on an after-tax basis for consolidated results and on a pre-tax basis for segment results. Consolidated adjusted income (loss) from operations is not determined in accordance with GAAP and should not be viewed as a substitute for the most directly comparable GAAP measure, shareholders' net income. See the below Financial Highlights section for a reconciliation of consolidated adjusted income from operations to shareholders' net income.

The Company defines adjusted revenues as total revenues excluding the following adjustments: special items and The Cigna Group's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting. Special items are matters that management believes are not representative of the underlying results of operations due to their nature or size. We exclude these items from this measure because management believes they are not indicative of past or future underlying performance of the business. Adjusted revenues is not determined in accordance with GAAP and should not be viewed as a substitute for the most directly comparable GAAP measure, total revenues. See the below Financial Highlights section for a reconciliation of consolidated adjusted revenues to total revenues.

EXECUTIVE OVERVIEW

The Cigna Group, together with its subsidiaries (either individually or collectively referred to as the "Company," "we," "us" or "our") is a global health company with a mission of helping those we serve improve their health and vitality. Our subsidiaries offer a differentiated set of pharmacy, medical, behavioral, dental and related products and services. For further information on our business and strategy, see Part 1, Item 1, "Business" of this Form 10-K.

Financial Highlights

See Note 1 to the Consolidated Financial Statements for a description of our segments. Effective January 1, 2023, we adopted amended accounting guidance for long-duration insurance contracts. Prior period financial highlights and results of operations have been retrospectively adjusted to conform to this new basis of accounting. The impact of this amended guidance is immaterial. See Note 2 to the Consolidated Financial Statements for additional information.

Summarized below are certain key measures of our performance by segment:

Financial highlights by segment

(Dollars in millions, except per share amounts)	For the Years Ended December 31, 2023		2022		2021	Increase (Decrease) 2023 vs. 2022	Increase (Decrease) 2022 vs. 2021
Revenues							
Adjusted revenues by segment							
Evernorth Health Services	$	153,499	$	140,335	$ 131,912	9 %	6 %
Cigna Healthcare		51,205		45,037	44,643	14	1
Other Operations		596		2,263	3,989	(74)	(43)
Corporate, net of eliminations		(9,978)		(6,991)	(6,475)	(43)	(8)
Adjusted revenues		195,322		180,644	174,069	8	4
Net realized investment results from certain equity method investments		(57)		(126)	—	55	N/M
Total revenues	$	195,265	$	180,518	$ 174,069	8 %	4 %
Shareholders' net income	$	5,164	$	6,704	$ 5,370	(23) %	25 %
Adjusted income from operations	$	7,448	$	7,313	$ 6,982	2 %	5 %
Earnings per share (diluted)							
Shareholders' net income	$	17.39	$	21.41	$ 15.75	(19) %	36 %
Adjusted income from operations	$	25.09	$	23.36	$ 20.48	7 %	14 %
Pre-tax adjusted income (loss) from operations by segment							
Evernorth Health Services	$	6,442	$	6,127	$ 5,818	5 %	5 %
Cigna Healthcare		4,478		4,099	3,601	9	14
Other Operations		96		509	903	(81)	(44)
Corporate, net of eliminations		(1,698)		(1,466)	(1,339)	(16)	(9)
Consolidated pre-tax adjusted income from operations		9,318		9,269	8,983	1	3
Income attributable to noncontrolling interests		146		84	58	74	45
Net realized investment (losses) gains [1]		(135)		(613)	198	78	N/M
Amortization of acquired intangible assets		(1,819)		(1,876)	(1,998)	3	6
Special items		(1,997)		1,533	(451)	N/M	N/M
Income before income taxes	$	5,513	$	8,397	$ 6,790	(34) %	24 %

[1] Includes the Company's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting.

For further analysis and explanation of each segment's results, see the "Segment Reporting" section of this MD&A.

Consolidated Results of Operations (GAAP basis)

(Dollars in millions)	2023	2022	2021	2023 vs. 2022		2022 vs. 2021	
	For the Years Ended December 31,			**Increase (Decrease)**		**Increase (Decrease)**	
Pharmacy revenues	$ **137,243**	$ 128,566	$ 121,413	$ 8,677	7 %	$ 7,153	6 %
Premiums	**44,237**	39,916	41,154	4,321	11	(1,238)	(3)
Fees and other revenues	**12,619**	10,881	9,953	1,738	16	928	9
Net investment income	**1,166**	1,155	1,549	11	1	(394)	(25)
Total revenues	**195,265**	180,518	174,069	14,747	8	6,449	4
Pharmacy and other service costs	**133,801**	124,834	117,553	8,967	7	7,281	6
Medical costs and other benefit expenses	**36,287**	32,184	33,565	4,103	13	(1,381)	(4)
Selling, general and administrative expenses	**14,822**	13,174	13,012	1,648	13	162	1
Amortization of acquired intangible assets	**1,819**	1,876	1,998	(57)	(3)	(122)	(6)
Total benefits and expenses	**186,729**	172,068	166,128	14,661	9	5,940	4
Income from operations	**8,536**	8,450	7,941	86	1	509	6
Interest expense and other	**(1,446)**	(1,228)	(1,208)	(218)	(18)	(20)	(2)
Debt extinguishment costs	**—**	—	(141)	—	N/M	141	N/M
(Loss) gain on sale of businesses	**(1,499)**	1,662	—	(3,161)	N/M	1,662	N/M
Net realized investment (losses) gains	**(78)**	(487)	198	409	84	(685)	N/M
Income before income taxes	**5,513**	8,397	6,790	(2,884)	(34)	1,607	24
Total income taxes	**141**	1,615	1,370	(1,474)	(91)	245	18
Net income	**5,372**	6,782	5,420	(1,410)	(21)	1,362	25
Less: Net income attributable to noncontrolling interests	**208**	78	50	130	167	28	56
Shareholders' net income	$ **5,164**	$ 6,704	$ 5,370	$ (1,540)	(23) %	$ 1,334	25 %
Consolidated effective tax rate	**2.6** %	19.2 %	20.2 %	(1,660) bps		(100) bps	
Medical customers (in thousands)	**19,780**	18,004	17,081	1,776	10 %	923	5 %

Reconciliation of Shareholders' Net Income (GAAP) to Adjusted Income from Operations

(In millions)	2023 Pre-tax	2023 After-tax	2022 Pre-tax	2022 After-tax	2021 Pre-tax	2021 After-tax
	For the Years Ended December 31,					
Shareholders' net income		$ **5,164**		$ 6,704		$ 5,370
Adjustments to reconcile to adjusted income from operations						
Net realized investment losses (gains) [1]	$ **135**	**114**	$ 613	496	$ (198)	(161)
Amortization of acquired intangible assets	**1,819**	**1,413**	1,876	1,345	1,998	1,494
Special items						
Loss (gain) on sale of businesses	**1,499**	**1,429**	(1,662)	(1,332)	—	—
Charge for organizational efficiency plan	**252**	**193**	22	17	168	119
Charges (benefits) associated with litigation matters	**201**	**171**	(28)	(20)	(27)	(21)
Integration and transaction-related costs	**45**	**35**	135	103	169	71
Deferred tax (benefits), net	**—**	**(1,071)**	—	—	—	—
Debt extinguishment costs	**—**	**—**	—	—	141	110
Total special items	$ **1,997**	**757**	$ (1,533)	(1,232)	$ 451	279
Adjusted income from operations		$ **7,448**		$ 7,313		$ 6,982

[1] Includes the Company's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting.

Reconciliation of Shareholders' Net Income (GAAP) to Adjusted Income from Operations

			For the Years Ended December 31,				
	2023			**2022**		**2021**	
(Diluted Earnings Per Share)	**Pre-tax**	**After-tax**	**Pre-tax**	**After-tax**	**Pre-tax**	**After-tax**	
Shareholders' net income		$ 17.39		$ 21.41		$ 15.75	
Adjustments to reconcile to adjusted income from operations							
Net realized investment losses (gains) [1]	$ 0.45	0.38	$ 1.96	1.59	$ (0.58)	(0.47)	
Amortization of acquired intangible assets	6.13	4.77	5.99	4.30	5.86	4.38	
Special items							
Loss (gain) on sale of businesses	5.05	4.81	(5.31)	(4.26)	—	—	
Charge for organizational efficiency plan	0.85	0.65	0.07	0.05	0.49	0.35	
Charges (benefits) associated with litigation matters	0.68	0.58	(0.09)	(0.06)	(0.08)	(0.06)	
Integration and transaction-related costs	0.15	0.12	0.43	0.33	0.50	0.21	
Deferred tax (benefits), net	—	(3.61)	—	—	—	—	
Debt extinguishment costs	—	—	—	—	0.41	0.32	
Total special items	$ 6.73	2.55	$ (4.90)	(3.94)	$ 1.32	0.82	
Adjusted income from operations		$ 25.09		$ 23.36		$ 20.48	

[1] *Includes the Company's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting.*

Commentary: 2023 versus 2022

The commentary presented below, and in the segment discussions that follow, compare results for the year ended December 31, 2023 with results for the year ended December 31, 2022.

Shareholders' net income decreased 23%, reflecting the estimated loss associated with the sale of our Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses (the "HCSC transaction"), the absence of the gain on the sale of our life, accident and supplemental health benefits business in six countries sold on July 1, 2022 (the "Chubb transaction"), partially offset by foreign deferred tax benefits recorded in the fourth quarter of 2023 as described further under "effective tax rate" below.

Adjusted income from operations increased 2%, primarily driven by higher earnings in our Cigna Healthcare and Evernorth Health Services segments, largely offset by the absence of earnings reported in the first half of 2022 from the businesses divested in the Chubb transaction and increased interest expense and pension costs.

Medical customers increased 10%, reflecting growth in fee-based customers as well as in Individual and Family Plans and Medicare Advantage customers. See Part I, Item 1 of this Form 10-K for definitions of Cigna Healthcare's market segments.

Pharmacy revenues increased 7%, reflecting inflation on branded drugs as well as growth in specialty. See the "Segment Reporting - Evernorth Health Services Segment" section of this MD&A for further discussion.

Premiums increased 11% reflecting insured customer growth and higher premium rates in Cigna Healthcare due to anticipated underlying medical cost trend. See the "Segment Reporting - Cigna Healthcare Segment" section of this MD&A for further discussion. These favorable effects were partially offset by a decline in premiums due to the Chubb transaction.

Fees and other revenues increased 16%, primarily reflecting client growth from our continued affordability services within Evernorth Health Services.

Net investment income increased 1%, primarily due to growth in average assets, largely offset by the unfavorable impact of the Chubb transaction. See the "Investment Assets" section of this MD&A for further discussion.

Pharmacy and other service costs increased 7%, reflecting inflation on branded drugs as well as growth in specialty.

Medical costs and other benefit expenses increased 13%, primarily reflecting insured customer growth and medical cost trend in Cigna Healthcare, partially offset by the impact of the Chubb transaction.

Selling, general and administrative expenses increased 13%, primarily driven by volume-related expenses in Cigna Healthcare due to business growth, as well as increased investments to support the onboarding of new clients and continued advancement of our digital capabilities and care solutions in Evernorth Health Services. Increased expenses were also driven by costs reported in 2023 for an organizational efficiency plan and litigation settlements. These increases were partially offset by the impact of the Chubb transaction.

Interest expense and other increased 18%, primarily reflecting higher interest rates on our indebtedness and increased pension costs. See the "Segment Reporting - Corporate" section of this MD&A for further discussion.

(Loss) / gain on sale of businesses. The loss reported in 2023 primarily reflects asset write-downs and estimated costs related to the HCSC transaction. In 2022, the reported gain reflects the impact of the Chubb transaction, which closed on July 1, 2022.

Realized investment results were substantially improved, primarily due to lower mark-to-market losses on investments. See Note 12 to the Consolidated Financial Statements for further discussion.

The effective tax rate decreased substantially driven by foreign deferred tax benefits. Also contributing to the decrease were favorable results relative to the Company's foreign operations and the release of uncertain tax positions resulting from favorable audit developments. These favorable effects were partially offset by the impact of the valuation allowance recorded resulting from the HCSC transaction. See Note 23 to the Consolidated Financial Statements for additional information.

Recent Events

Economic Conditions

We continue to monitor global economic conditions, including inflation, labor market dynamics and recent geopolitical events. We continue to proactively address impacts to our pricing with third parties (including vendors, health care providers and drug providers), our investment portfolio and our workforce. We are also monitoring the potential impact on client and customer health care needs.

Our results of operations or cash flows for the year ended December 31, 2023 were not materially impacted by inflation, labor market dynamics, or recent geopolitical events. For further information regarding risks we encounter in our business due to economic conditions, see "Risk Factors" contained in Part I, Item 1A of this Form 10-K.

Conflict in the Middle East

The Cigna Group serves a limited number of customers and clients in the impacted regions in the Middle East. We have not experienced significant impacts to date on our investment portfolio, financial position or results of operations. For a more complete discussion of the risks we encounter in our business, see "Risk Factors" contained in Part I, Item 1A of this Form 10-K.

Key Transactions and Business Developments

Sale of Medicare Advantage and Related Businesses

In January 2024, the Company entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment to Health Care Service Corporation ("HCSC") for $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions. See Note 6 to the Consolidated Financial Statements for further information.

Organizational Efficiency Plan

During the fourth quarter of 2023, the Company approved a strategic realignment to drive greater operating effectiveness and efficiency. This plan positions us to be more efficient and focused to deliver differentiated value and services to our clients and customers. The Company recognized a charge in Selling, general and administrative expenses of $252 million, pre-tax ($193 million, after-tax). We expect substantially all of the accrued liability to be paid by the end of 2024. We expect to realize annualized after-tax savings of approximately $280 million. A significant portion of the savings is expected to be recognized in 2024. See Note 17 to the Consolidated Financial Statements for further information.

CarepathRx Health System Solutions

In July 2023, Evernorth Health, Inc. acquired a minority interest in CarepathRx Health Systems Solutions ("CHSS"). CHSS provides integrated hospital pharmacy solutions to support patients across their complete health care journey. By pairing Evernorth Health Services' diverse specialty and care expertise with CHSS' robust pharmacy and infusion management capabilities, technology solutions and health system relationships, we can further improve, expand and accelerate pharmacy care delivery for the growing number of patients with chronic and complex care needs. See Note 5 to the Consolidated Financial Statements for further discussion of this investment.

VillageMD

In 2023, the Company became a minority owner in VillageMD by investing $2.7 billion in VillageMD preferred equity. VillageMD (majority-owned by Walgreens Boots Alliance, Inc.) provides health care services for individuals and communities across the United States, with primary, multi-specialty and urgent care providers serving patients in traditional clinic settings, in patients' homes and online appointments. VillageMD and its subsidiaries operate in 26 markets and are responsible for millions of patients. See Note 12 to the Consolidated Financial Statements for further discussion of this investment.

Centene Corporation

Effective January 1, 2024, Evernorth Health Services and Centene Corporation ("Centene") have a multi-year agreement to manage pharmacy benefit services and make prescription medications more accessible and affordable for Centene's approximately 20 million customers. In addition to greater savings on prescription drugs, Centene customers will also have access to Express Scripts' extensive national network of retail pharmacies.

Medicare Star Quality Ratings ("Star Ratings")

The Centers for Medicare and Medicaid Services ("CMS") uses a Star Rating system to measure how well Medicare Advantage ("MA") plans perform. Categories of measurement include quality of care and customer service. Star Ratings range from one to five stars. CMS recognizes plans with Star Ratings of four stars or greater with quality bonus payments and the ability to offer enhanced benefits. On October 13, 2023, CMS announced Medicare Star Ratings for bonus payments to be received in 2025. We estimate 67% of our MA customers to be in four star or greater plans for bonus payments to be received in 2024 and 2025 (based upon the current customer mix associated with the announced Star Ratings). See Part I, Item I, "Business - Regulation" section of this Form 10-K for further discussion of Star Ratings.

Medicare Advantage Rates

On March 31, 2023, CMS released the final Calendar Year 2024 Medicare Advantage Program and Part D Payment Policies (the "2024 Final Notice"). On January 31, 2024, CMS released the Calendar Year 2025 Advance Notice for Medicare Advantage and Part D Prescription Drug Programs (the "Advance Notice"). CMS will accept comments on the Advance Notice through March 1, 2024, before publishing the final rate announcement by April 1, 2024. The Advance Notice is subject to the required notice and comment period, and we cannot predict when or to what extent CMS will adopt the proposals in the Advance Notice. We are in the process of analyzing the potential implications of the Advance Notice.

LIQUIDITY AND CAPITAL RESOURCES

Financial Summary

	For the Years Ended December 31,		
(In millions)	2023	2022	2021
Short-term investments	$ 206	$ 139	$ 428
Cash and cash equivalents	$ 7,822	$ 5,924	$ 5,081
Short-term debt	$ 2,775	$ 2,993	$ 2,545
Long-term debt	$ 28,155	$ 28,100	$ 31,125
Shareholders' equity	$ 46,223	$ 44,675	$ 46,958

Liquidity

We maintain liquidity at two levels: the subsidiary level and the parent company level.

Cash requirements at the subsidiary level generally consist of:

- pharmacy, medical costs and other benefit payments;
- expense requirements, primarily for employee compensation and benefits, information technology and facilities costs;
- income taxes; and
- debt service.

Our subsidiaries normally meet their liquidity requirements by:

- maintaining appropriate levels of cash, cash equivalents and short-term investments;
- using cash flows from operating activities;
- matching investment durations to those estimated for the related insurance and contractholder liabilities;
- selling investments; and
- borrowing from affiliates, subject to applicable regulatory limits.

Cash requirements at the parent company level generally consist of:

- debt service;
- payment of declared dividends to shareholders;
- lending to subsidiaries as needed; and
- pension plan funding.

The parent company normally meets its liquidity requirements by:

- maintaining appropriate levels of cash and various types of marketable investments;
- collecting dividends from its subsidiaries;
- using proceeds from issuing debt and common stock; and
- borrowing from its subsidiaries, subject to applicable regulatory limits.

Dividends from our insurance, Health Maintenance Organization ("HMO") and certain foreign subsidiaries are subject to regulatory restrictions. See Note 22 to the Consolidated Financial Statements in this Form 10-K for additional information regarding these restrictions. Most of the Evernorth Health Services segment operations are not subject to regulatory restrictions regarding dividends and therefore provide significant financial flexibility to The Cigna Group.

With respect to our investment portfolio, we support the liquidity needs of our businesses by managing the duration of assets to be consistent with the duration of liabilities. We manage the portfolio to both optimize returns in the current economic environment and meet our liquidity needs.

Cash flows were as follows:

(In millions)	For the Years Ended December 31,		
	2023	2022	2021
Net cash provided by operating activities	$ 11,813	$ 8,656	$ 7,191
Net cash (used in) provided by investing activities:			
Cash proceeds from sales of businesses, net of cash sold	13	4,835	(61)
Acquisitions	(447)	—	(1,833)
Net investment purchases	(2,835)	(272)	(660)
Purchases of property and equipment, net	(1,573)	(1,295)	(1,154)
Other, net	(332)	(170)	97
Net investing activities	(5,174)	3,098	(3,611)
Net cash (used in) financing activities:			
Debt (repayments) issuances	(278)	(2,559)	521
Stock repurchase	(2,284)	(7,607)	(7,742)
Dividend payments	(1,450)	(1,384)	(1,341)
Other, net	(282)	310	350
Net financing activities	(4,294)	(11,240)	(8,212)
Foreign currency effect on cash	16	(86)	(65)
Change in cash, cash equivalents and restricted cash	$ 2,361	$ 428	$ (4,697)

The following discussion explains variances in the various categories of cash flows for the year ended December 31, 2023 compared with the same period in 2022. For comparisons of liquidity and capital resources for the year ended December 31, 2022 compared with the year ended December 31, 2021, please refer to the previously filed MD&A included in Part II, Item 7 of our 2022 Form 10-K.

Operating activities

Cash flows from operating activities consist principally of cash receipts and disbursements for pharmacy revenues and costs, premiums, fees, investment income, taxes, benefit costs and other expenses.

Operating cash flows increased for the year ended December 31, 2023 due to higher insurance related liabilities, acceleration of cash proceeds from the accounts receivable factoring facility, lower income tax payments and higher CMS Part D annual settlement.

Investing activities

The Company invested $2.7 billion in VillageMD in 2023. This, combined with the absence of the net $4.9 billion proceeds received from the Chubb transaction in 2022, resulted in an increase in cash used in investing activities.

Financing activities

The Company had lower share repurchases and lower net debt outflows in 2023. These factors resulted in a decrease in cash used in financing activities in 2023.

Capital Resources

Our capital resources consist primarily of cash, cash equivalents and investments maintained at regulated subsidiaries required to underwrite insurance risks, cash flows from operating activities, our commercial paper program, credit agreements and the issuance of long-term debt and equity securities. Our businesses generate significant cash flow from operations, some of which is subject to regulatory restrictions relative to the amount and timing of dividend payments to the parent company. Dividends received from U.S. regulated subsidiaries were $1.2 billion for the year ended December 31, 2023 and $1.9 billion for the year ended December 31, 2022. This decrease was due in part to lower statutory earnings in 2022 and additional capital held at subsidiaries to support business growth, which is in line with our capital planning. Non-regulated subsidiaries also generate significant cash flow from operating activities, which is typically available immediately to the parent company for general corporate purposes.

We prioritize our use of capital resources to:

- invest in capital expenditures, primarily related to technology to support innovative solutions for our clients and customers, provide the capital necessary to maintain or improve the financial strength ratings of subsidiaries and to repay debt and fund pension obligations if necessary;
- pay dividends to shareholders;
- consider acquisitions and investments that are strategically and economically advantageous; and
- return capital to shareholders through share repurchases.

Funds Available

Commercial Paper Program. The Cigna Group maintains a commercial paper program and may issue short-term, unsecured commercial paper notes privately placed on a discount basis through certain broker-dealers at any time not to exceed an aggregate amount of $5.0 billion. The net proceeds of issuances have been and are expected to be used for general corporate purposes. The commercial paper program had approximately $1.2 billion outstanding at December 31, 2023.

Revolving Credit Agreements. Our revolving credit agreements provide us with the ability to borrow amounts for general corporate purposes, including for the purpose of providing liquidity support if necessary under our commercial paper program discussed above.

As of December 31, 2023, The Cigna Group's revolving credit agreements include: a $4.0 billion five-year revolving credit and letter of credit agreement that expires in April 2028; and a $1.0 billion 364-day revolving credit agreement that expires in April 2024.

As of December 31, 2023, we had $5.0 billion of undrawn committed capacity under our revolving credit agreements (these amounts are available for general corporate purposes, including providing liquidity support for our commercial paper program), $3.8 billion of remaining capacity under our commercial paper program and $8.0 billion in cash and short-term investments, approximately $0.8 billion of which was held by the parent company or certain non-regulated subsidiaries.

See Note 8 to the Consolidated Financial Statements for further information on our credit agreements and commercial paper program.

Our debt-to-capitalization ratio was 40.1% at December 31, 2023 and 41.0% at December 31, 2022.

We actively monitor our debt obligations and engage in issuance or redemption activities as needed in accordance with our capital management strategy.

Subsidiary Borrowings. In addition to the sources of liquidity discussed above, the parent company can borrow an additional $2.2 billion from its subsidiaries without further approvals as of December 31, 2023.

Use of Capital Resources

Long-term debt. In July 2023, we repaid $2.9 billion of senior notes at maturity.

Capital expenditures. Capital expenditures for property, equipment and computer software were $1.6 billion in 2023 compared to $1.3 billion in the year ended December 31, 2022. This increase reflects our continued strategic investment in technology for future growth. We expect to deploy approximately $1.5 billion in capital expenditures in 2024. Anticipated capital expenditures will be funded primarily from operating cash flow.

Dividends. The Cigna Group declared and paid quarterly cash dividends of $1.23 per share of its common stock during 2023, compared to quarterly cash dividends of $1.12 per share during 2022. See Note 9 to the Consolidated Financial Statements for further information on our dividend payments. On February 2, 2024, the Board of Directors declared the first quarter cash dividend of $1.40 per share of The Cigna Group common stock to be paid on March 21, 2024 to shareholders of record on March 6, 2024. The Cigna Group currently intends to pay regular quarterly dividends, with future declarations subject to approval by its Board of Directors and the Board's determination that the declaration of dividends remains in the best interests of the Company and its shareholders. The decision of whether to pay future dividends and the amount of any such dividends will be based on the Company's financial position, results of operations, cash flows, capital requirements, the requirements of applicable law and any other factors the Board may deem relevant.

Share repurchases. We maintain a share repurchase program authorized by our Board of Directors, under which we may repurchase shares of our common stock from time to time. The timing and actual number of shares repurchased will depend on a variety of factors including price, general business and market conditions and alternate uses of capital. The share repurchase program may be effected through open market purchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including through Rule 10b5-1 trading plans or privately negotiated transactions. The program may be suspended or discontinued at any time.

We repurchased 7.8 million shares for approximately $2.3 billion during the year ended December 31, 2023, compared to 27.4 million shares for approximately $7.6 billion during the year ended December 31, 2022. In December 2023, the Board increased repurchase authority by an additional $10.0 billion. We expect to repurchase $5.0 billion of common stock in the first half of 2024. A portion of this repurchase was executed in February 2024 via an Accelerated Share Repurchase ("ASR") as described below.

In February 2024, as part of our existing share repurchase program, we entered into separate ASR agreements ("2024 ASR agreements") with Deutsche Bank AG and Bank of America, N.A. (collectively, the "2024 Counterparties") to repurchase $3.2 billion of common stock in aggregate. We remitted $3.2 billion to the 2024 Counterparties and received an initial delivery of approximately 7.6 million shares of our common stock on February 15, 2024 representing $2.6 billion of the total remitted. We expect final settlement under the 2024 ASR agreements to occur in the second quarter of 2024. See Note 9 to the Consolidated Financial Statements for further information on our 2024 ASR agreements.

Including the impact of the 2024 ASR agreements, from January 1, 2024 through February 28, 2024, we repurchased 10.1 million shares for approximately $4.0 billion. Share repurchase authority was $7.3 billion as of February 28, 2024.

Strategic investments. In 2023, we became a minority owner in VillageMD by investing $2.7 billion in VillageMD preferred equity. See Note 12 to the Consolidated Financial Statements for further discussion of this investment. In July 2023, Evernorth Health, Inc. acquired a minority interest in CHSS. See Note 5 to the Consolidated Financial Statements for further discussion of this investment.

Pension plans. Our pension plans were overfunded by $204 million and $238 million as of December 31, 2023 and December 31, 2022, respectively, and reported in Other assets in our Consolidated Balance Sheets. In 2023, we made immaterial contributions to the qualified pension plans as required under the Pension Protection Act of 2006 and we expect the required contributions for 2024 to be immaterial. See Note 18 to the Consolidated Financial Statements for additional information.

Other Sources of Funds and Uses of Capital Resources

Divestiture. In January 2024, we entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment to HCSC, subject to applicable regulatory approvals and other customary closing conditions. The transaction is expected to close in the first quarter of 2025 and provide approximately $3.7B in transaction proceeds, which consists primarily of cash proceeds. Following the completion of the sale, we anticipate use of the proceeds in alignment with our capital deployment priorities, with the majority allocated to share repurchases.

Debt Issuance and Debt Tender Offers. On February 5, 2024, we issued $4.5 billion of new senior notes. The proceeds from this debt were used to pay the consideration for the cash tender offers as described below. We intend to use the remaining net proceeds to fund the repayment of our senior notes maturing in March 2024 and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock.

Concurrent with the debt issuance, we commenced tender offers to purchase for cash up to $2.25 billion in aggregate principal amount of outstanding notes, which included any and all of the $1.0 billion senior notes due June 2024. Following the early tender results, we increased the tender offers to up to $2.55 billion aggregate principal amount. On February 22, 2024, we purchased $1.8 billion principal amount of notes at early settlement of the tender offers. The tender offers will expire on March 5, 2024.

Risks to Liquidity and Capital Resources

Risks to our liquidity and capital resources outlook include cash projections that may not be realized and the demand for funds could exceed available cash if our ongoing businesses experience unexpected shortfalls in earnings or we experience material adverse effects from one or more risks or uncertainties described more fully in the "Risk Factors" section of this Form 10-K. Though we believe we have adequate sources of liquidity, significant disruption or volatility in the capital and credit markets could affect our ability to access those markets for additional borrowings or increase costs.

Guarantees and Contractual Obligations

We are contingently liable for various contractual obligations and financial and other guarantees entered into in the ordinary course of business. See Note 24 to the Consolidated Financial Statements for discussion of various guarantees.

The Company adopted amended accounting guidance for long-duration insurance contracts effective January 1, 2023, which impacted the amounts presented in our Consolidated Balance Sheets. Within our Consolidated Financial Statements, see Note 2 to the Consolidated Financial Statements for a summary of this accounting change and Note 10 to the Consolidated Financial Statements for a summary of the insurance liabilities in our Consolidated Balance Sheets as well as future expected cash flow information. With the adoption of amended accounting guidance for long-duration insurance contracts and enhanced disclosure within Note 10 to the Consolidated Financial Statements, we will no longer present additional information regarding insurance liabilities within this section.

On balance sheet:

- *Long-term debt*
  ◦ Total scheduled payments on long-term debt are $44.8 billion, which include scheduled interest payments and maturities of long-term debt. This excludes any impact from our February 2024 debt issuance and debt tender offers transactions as described above.
  ◦ We expect $2.8 billion of long-term debt payments (including scheduled interest payments) to be paid within the next twelve months beginning January 1, 2024.
  ◦ Finance leases are included in Long-term debt and primarily represent obligations for information technology network storage, servers and equipment. See Note 21 to the Consolidated Financial Statements for information regarding finance leases.
  ◦ See Note 8 to the Consolidated Financial Statements for information regarding principal maturities of long-term debt.
- *Other non-current liabilities*
  ◦ These include approximately $335 million of estimated payments (of which we expect $52 million to be paid in the next twelve months beginning January 1, 2024) for other postretirement and postemployment benefit obligations, reinsurance liabilities, supplemental and deferred compensation plans and interest rate and foreign currency swap contracts.
  ◦ In connection with our equity method investment in CarepathRx Health Systems Solutions ("CHSS"), we guaranteed CHSS's credit facilities. See Note 5 to the Consolidated Financial Statements for further information.
  ◦ See Note 18 to the Consolidated Financial Statements for further information on pension obligations and funded status.

- *Operating leases*
  - These include operating lease payments of $497 million (of which we expect $110 million of operating lease payments to be due within the next twelve months beginning January 1, 2024).
  - See Note 21 to the Consolidated Financial Statements for additional information.
- *Uncertain tax positions*
  - In the event we are unable to sustain all of our $1.4 billion of uncertain tax positions, it could result in future tax payments of approximately $950 million. We are adequately reserved for such positions. As a result, there is minimal direct risk to earnings should we fail to sustain our positions. We cannot reasonably estimate the timing of such future payments.
  - See Note 23 to the Consolidated Financial Statements for additional information on uncertain tax positions.

Off-balance sheet:

- *Purchase obligations*
  - These include agreements to purchase goods or services that are enforceable and legally binding. Purchase obligations exclude contracts that are cancellable without penalty and those that do not contractually require minimum levels of goods or services to be purchased.
  - As of December 31, 2023, purchase obligations consisted of a total of $4.3 billion of estimated payments required under contractual arrangements (of which we expect $1.3 billion of purchase obligations to be paid within the next twelve months beginning January 1, 2024). This includes:
    - $2.8 billion of investment commitments (of which we expect $0.7 billion of the committed amounts to be disbursed in 2024).
    - $1.5 billion of future service commitments (of which we expect $0.6 billion of the committed amounts to be disbursed in 2024), primarily comprised of contracts for certain outsourced business processes and information technology maintenance and support.
  - See Note 12 of the Consolidated Financial Statements for additional information on investment commitments.

CRITICAL ACCOUNTING ESTIMATES

The preparation of Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures in the Consolidated Financial Statements. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been selected could have a material effect on our consolidated results of operations or financial condition.

Management has discussed how critical accounting estimates are developed and selected with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the disclosures presented in this Form 10-K. We regularly evaluate items that may impact critical accounting estimates.

In addition to the estimates presented in the following tables, the Notes to the Consolidated Financial Statements describe other estimates that management has made in preparation of the financial statements. Management believes the current assumptions used to estimate amounts reflected in our Consolidated Financial Statements are appropriate. However, if actual experience significantly differs from the assumptions used in estimating amounts reflected in our Consolidated Financial Statements, the resulting changes could have a material adverse effect on our consolidated results of operations and in certain situations, could have a material adverse effect on liquidity and our financial condition. The tables below present the adverse impacts of certain possible changes in assumptions. The effect of assumption changes in the opposite direction would be a positive impact to our consolidated results of operations, liquidity or financial condition, except for assessing impairment of goodwill.

Balance Sheet Caption / Nature of Critical Accounting Estimate	Effect if Different Assumptions Used
Goodwill and other intangible assets	
Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets at the acquisition date. Intangible assets primarily reflect the value of customer relationships and other intangibles acquired in business combinations. Fair values of reporting units are estimated based on discounted cash flow analysis and market approach models using assumptions that we believe a hypothetical market participant would use to determine a current transaction price. The significant assumptions and estimates used in determining fair value primarily include the discount rate and future cash flows. A discount rate is selected to correspond with each reporting unit's weighted average cost of capital, consistent with that used for investment decisions considering the specific and detailed operating plans and strategies within each reporting unit. Projections of future cash flows differ by reporting unit and are consistent with our ongoing strategic projections. Future cash flows for Evernorth Health Services are primarily driven by the forecasted gross margins of the business, as well as operating expenses and long-term growth rates. Future cash flows for our other reporting units are primarily driven by forecasted revenues, benefit expenses, operating expenses and long-term growth rates. The fair value of intangibles and the amortization method were determined using an income approach that relies on projected future cash flows including key assumptions for customer attrition and discount rates. Management revises amortization periods if it believes there has been a change in the length of time that an intangible asset will continue to have value. The Company conducts its quantitative evaluation for goodwill impairment at least annually during the third quarter at the reporting unit level and performs qualitative impairment assessments on a quarterly basis to determine if events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value. During the fourth quarter of 2023, following the change in operating segment discussed in Note 1 to the Consolidated Financial Statements, U.S. Government's goodwill was merged with U.S Commercial's goodwill. Certain businesses within the U.S. Healthcare operating segment were designated as held for sale (see Note 6 to the Consolidated Financial Statements). Goodwill and other intangibles as of December 31 were as follows (in millions): · **2023 – Goodwill $44,259; Other intangible assets $30,863** · 2022 – Goodwill $45,811; Other intangible assets $32,492 See Note 20 to the Consolidated Financial Statements for additional discussion of our goodwill and other intangible assets.	We completed our normal annual evaluations for impairment of goodwill and intangible assets during the third quarter of 2023, as well as additional qualitative and quantitative tests as required by GAAP. The evaluations support that as of December 31, 2023, the fair value estimates of our reporting units exceed their carrying values by sufficient margins. Changes in assumptions concerning future financial results or other underlying assumptions, including macroeconomic factors, government legislation, changes in the competitive landscape or other market conditions could impact our ability to achieve profitability projections. If we consistently do not achieve our earnings and cash flow projections or our cost of capital rises significantly, the assumptions and estimates underlying the goodwill and intangible asset impairment evaluations could be adversely affected and result in future impairment charges that would negatively impact our operating results and financial position.

Balance Sheet Caption / Nature of Critical Accounting Estimate	Effect if Different Assumptions Used
Income taxes – uncertain tax positions	
We evaluate tax positions to determine whether the benefits are more likely than not to be sustained on audit based on their technical merits. The Company establishes a liability if the probability that the position will be sustained is 50% or less. For uncertain positions that management believes are more likely than not to be sustained, the Company recognizes a liability based upon management's estimate of the most likely settlement outcome with the taxing authority. These amounts primarily relate to federal and state uncertain positions of the value and timing of deductions and uncertain positions of attributing taxable income to states. Balances that are included in the Consolidated Balance Sheets within Accrued expenses and other liabilities are as follows (in millions): ·**2023 – $1,399** ·2022 – $1,343 See Note 23 to the Consolidated Financial Statements for additional discussion around uncertain tax positions and the Liquidity and Capital Resources section of this MD&A for a discussion of their potential impact on liquidity.	The factors that could impact our estimates of uncertain tax positions include the likelihood of being sustained upon audit based on the technical merits of the tax position and related assumed interest and penalties. If our positions are upheld upon audit, our net income would increase.
Income taxes - valuation allowance	
Deferred income taxes are reflected in the Consolidated Balance Sheets for differences between the financial and income tax reporting bases of the Company's underlying assets and liabilities, and are established based upon enacted tax rates and laws. Deferred income tax assets are recognized when available evidence indicates that realization is more likely than not and a valuation allowance is established to the extent this standard is not met. In 2023, the Company recorded a valuation allowance related to various foreign deferred tax assets in the amount of $772 million as well as a valuation allowance of $584 million related to the tax benefit associated with the sale of the Medicare Advantage and related businesses. It is possible that the realization of deferred tax assets may change due to changes in forecasted future earnings in various foreign jurisdictions or the Company's ability to generate future capital gains. Valuation allowances that are included in the Consolidated Balance Sheets within deferred tax liabilities, net are as follows (in millions): ·**2023 – $1,498** ·**2022 –** $208 See Note 23 to the Consolidated Financial Statements for additional discussion around valuation allowances.	The factors that could impact our estimates of valuation allowances include changes in forecasted future earnings in foreign jurisdictions and the Company's future ability to generate capital gains. Decreases in our valuation allowance would increase net income, while increases in our valuation allowance would decrease net income.

Balance Sheet Caption / Nature of Critical Accounting Estimate	Effect if Different Assumptions Used
Unpaid claims and claim expenses – Cigna Healthcare	
Unpaid claims and claim expenses reflects estimates of the ultimate cost of claims that have been incurred but not reported, expected development on reported claims, claims that have been reported but not yet paid (reported claims in process) and other medical care expenses and services payable that are primarily comprised of accruals for incentives and other amounts payable to health care professionals and facilities. Unpaid claims and claim expenses in Cigna Healthcare are primarily impacted by assumptions related to completion factors and medical cost trend. Variation of actual results from either assumption could impact the unpaid claims balance as noted below. A large number of factors may cause the medical cost trend to vary from the Company's estimates, including: changes in health management practices, changes in the level and mix of benefits offered and services utilized and changes in medical practices. Completion factors may be affected if actual claims submission rates from providers differ from estimates (that can be influenced by a number of factors, including provider mix and electronic versus manual submissions), or if changes to the Company's internal claims processing patterns occur. Unpaid claims and claim expenses for the Cigna Healthcare segment as of December 31 were as follows (in millions): · **2023 – gross $5,092; net $4,856** · 2022 – gross $4,176; net $3,955 These liabilities are presented above both gross and net of reinsurance and other recoverables. See Note 10 to the Consolidated Financial Statements for additional information regarding assumptions and methods used to estimate this liability.	Based on studies of our claim experience, it is reasonably possible that a 100 basis point change in the medical cost trend and a 50 basis point change in completion factors could occur in the near term. A 100 basis point increase in the medical cost trend rate would increase this liability by approximately $90 million, resulting in a decrease in net income of approximately $70 million after-tax, and a 50 basis point decrease in completion factors would increase this liability by approximately $180 million, resulting in a decrease in net income of approximately $140 million after-tax.
Valuation of debt security investments	
Most debt securities are classified as available for sale and are carried at fair value with changes in fair value recorded in Accumulated other comprehensive loss within Shareholders' equity. Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date. Determining fair value for a financial instrument requires management judgment. The degree of judgment involved generally correlates to the level of pricing readily observable in the markets. Financial instruments with quoted prices in active markets or with market observable inputs to determine fair value, such as public securities, generally require less judgment. Conversely, private placements including more complex securities that are traded infrequently are typically measured using pricing models that require more judgment as to the inputs and assumptions used to estimate fair value. There may be a number of alternative inputs to select based on an understanding of the issuer, the structure of the security and overall market conditions. In addition, these factors are inherently variable in nature as they change frequently in response to market conditions. Approximately 60% of our debt securities are public securities and approximately 40% are private placement securities. Typically, the most significant input in the measurement of fair value is the market interest rate used to discount the estimated future cash flows of the instrument. Such market rates are derived by calculating the appropriate spreads over comparable U.S. Treasury securities, based on the credit quality, industry and structure of the asset. Balances that are included in the Consolidated Balance Sheets within Investments and Long-term investments are as follows, inclusive of amounts held for sale as of December 31, 2023 (in millions): · **2023 - $9,855** · 2022 - $9,872 See Notes 12A. and 13 to the Consolidated Financial Statements for a discussion of our fair value measurements, the procedures performed by management to determine that the amounts represent appropriate estimates and our accounting policy regarding unrealized appreciation on debt securities.	If the derived market rates used to calculate fair value increased by 100 basis points, the fair value of the total debt security portfolio of $9.9 billion would decrease by approximately $0.6 billion, resulting in an after-tax decrease to shareholders' equity of approximately $0.5 billion as of December 31, 2023.

SEGMENT REPORTING

The following section of this MD&A discusses the results of each of our segments.

See Note 1 to the Consolidated Financial Statements for further description of our segments.

In segment discussions, we present "adjusted revenues" and "pre-tax adjusted income (loss) from operations," defined as income (loss) before income taxes excluding pre-tax income (loss) attributable to noncontrolling interests, net realized investment results, amortization of acquired intangible assets and special items. The Cigna Group's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting are also excluded. Special items are matters that management believes are not representative of the underlying results of operations due to their nature or size. Ratios presented in this segment discussion exclude the same items as adjusted revenues and pre-tax adjusted income (loss) from operations. See Note 25 to the Consolidated Financial Statements for additional discussion of these metrics and a reconciliation of Income before income taxes to pre-tax adjusted income from operations, as well as a reconciliation of Total revenues to adjusted revenues. Note 25 to the Consolidated Financial Statements also explains that segment revenues include both external revenues and sales between segments that are eliminated in Corporate.

In these segment discussions, we also present "pre-tax adjusted margin," defined as pre-tax adjusted income (loss) from operations divided by adjusted revenues.

See the "Executive Overview" section of this MD&A for summarized financial results of each of our segments.

Evernorth Health Services Segment

Evernorth Health Services partners with health plans, employers, governmental organizations and health care providers to solve challenges in the areas of pharmacy benefits, home delivery pharmacy, specialty pharmacy, specialty distribution, and care delivery and management solutions. As described in the introduction to Segment Reporting, Evernorth Health Services' performance is measured using adjusted revenues and pre-tax adjusted income (loss) from operations.

The key factors that impact Evernorth Health Services' Pharmacy revenues, Fees and other revenues and Pharmacy and other service costs are volume, mix of claims and price. These key factors are discussed further below. See Note 2 to the Consolidated Financial Statements included in this Form 10-K for additional information on revenue and cost recognition policies for this segment.

- As our clients' claim volumes increase or decrease, our resulting revenues and cost of revenues correspondingly increase or decrease. Our gross profit, defined as Total revenues less Pharmacy and other service costs, could also increase or decrease as a result of changes in purchasing discounts.
- The mix of claims generally considers the type of drug and distribution method used for dispensing and fulfilling. Types of drugs can have an impact on our Pharmacy revenues, Pharmacy and other service costs and gross profit, including amounts payable under certain financial and performance guarantees with our clients. In addition to the types of drugs, the mix of generic claims (i.e., generic fill rate) also impacts our gross profit. Generally, higher generic fill rates reduce revenues, as generic drugs are typically priced lower than the branded drugs they replace. However, as ingredient cost paid to pharmacies on generic drugs is incrementally lower than the price charged to our clients, higher generic fill rates generally have a favorable impact on our gross profit. The home delivery generic fill rate is currently lower than the network generic fill rate as fewer generic substitutions are available among maintenance medications (such as therapies for chronic conditions) commonly dispensed from home delivery pharmacies as compared to acute medications that are primarily dispensed by pharmacies in our retail networks. Furthermore, our gross profit differs among network, home delivery and specialty distribution methods and can impact our profitability.
- Our client contract pricing is impacted by our ongoing ability to negotiate favorable contracts for pharmacy network, pharmaceutical and wholesaler purchasing and manufacturer rebates on our clients' behalf. Through these affordability services, we seek to improve the effectiveness of our integrated solutions for the benefit of our clients by continuously innovating, improving affordability and implementing drug purchasing contract initiatives. Our revenues, cost of revenues and gross profit could increase or decrease as a result of these affordability services. Pharmaceutical manufacturer inflation also impacts our pricing because most of our contracts provide that we bill clients and pay pharmacies based on a generally recognized price index for pharmaceuticals. Therefore, the rate of inflation for prescription drugs and our efforts to manage this inflation for our clients continues to be a significant driver of our revenues and cost of revenues in the current environment.

In this MD&A, we present revenues and gross profit, as well as adjusted revenues and adjusted gross profit, consistent with our segment reporting metrics, which exclude special items.

Results of Operations

Financial Summary

(Dollars in millions)	For the Years Ended December 31, 2023	2022	2021	Change Favorable (Unfavorable) 2023 vs. 2022		Change Favorable (Unfavorable) 2022 vs. 2021	
Total revenues	$ 153,499	$ 140,335	$ 131,912	$ 13,164	9 %	$ 8,423	6 %
Adjusted revenues [1]	$ 153,499	$ 140,335	$ 131,912	$ 13,164	9 %	$ 8,423	6 %
Pharmacy and other service costs	$ 143,571	$ 131,284	$ 123,504	$ 12,287	9 %	$ 7,780	6 %
Gross profit [2]	$ 9,928	$ 9,051	$ 8,408	$ 877	10 %	$ 643	8 %
Adjusted gross profit [1],[2]	$ 9,928	$ 9,051	$ 8,408	$ 877	10 %	$ 643	8 %
Pre-tax adjusted income from operations	$ 6,442	6,127	5,818	$ 315	5 %	$ 309	5 %
Pre-tax adjusted margin	4.2 %	4.4 %	4.4 %	(20) bps		— bps	
Adjusted expense ratio [3]	2.2 %	2.0 %	1.9 %	(20) bps		(10) bps	

Selected Financial Information

(Dollars and adjusted scripts in millions)	For the Years Ended December 31, 2023	2022	2021	Change Favorable (Unfavorable) 2023 vs. 2022		Change Favorable (Unfavorable) 2022 vs. 2021	
Pharmacy revenue by distribution channel							
Adjusted network revenues [1]	$ 67,514	$ 64,946	$ 64,992	4 %		— %	
Adjusted home delivery and specialty revenues [1]	65,732	61,283	54,391	7		13	
Other pharmacy revenues	9,047	6,753	6,428	34		5	
Total adjusted pharmacy revenues [1]	$ 142,293	$ 132,982	$ 125,811	7 %		6 %	
Adjusted fees and other revenues [1]	10,965	7,267	6,084	51		19	
Net investment income	241	86	17	180		N/M	
Adjusted revenues [1]	$ 153,499	$ 140,335	$ 131,912	9 %		6 %	
Pharmacy script volume [4]							
Adjusted network scripts	1,327	1,295	1,355	2 %		(4) %	
Adjusted home delivery and specialty scripts	258	280	283	(8)		(1)	
Total adjusted scripts	1,585	1,575	1,638	1 %		(4) %	
Generic fill rate [5]							
Network	86.9 %	86.4 %	85.4 %	50 bps		100 bps	
Home delivery	85.3 %	85.1 %	85.9 %	20 bps		(80) bps	
Overall generic fill rate	86.7 %	86.3 %	85.5 %	40 bps		80 bps	

[1] Total revenues and gross profit were equal to adjusted revenues and adjusted gross profit as there were no special items in the periods presented.
[2] Gross profit and adjusted gross profit are calculated as total revenues or adjusted revenues less pharmacy and other service costs.
[3] Adjusted expense ratio is calculated as selling, general and administrative expenses as a percentage of adjusted revenues.
[4] Non-specialty network scripts filled through 90-day programs and home delivery scripts are multiplied by three. All other network and specialty scripts are counted as one script.
[5] Generic fill rate is defined as the total number of generic scripts divided by the total overall scripts filled.

2023 versus 2022

Adjusted network revenues increased 4%, reflecting inflation on branded drugs and higher claims volume, partially offset by a decrease in claims mix and an increase in the generic fill rate.

Adjusted home delivery and specialty revenues increased 7%, reflecting higher specialty claims volume and inflation on branded drugs, partially offset by lower home delivery claims volume.

Other pharmacy revenues increased 34%, reflecting higher volume from our CuraScript Specialty Distribution business, which distributes pharmaceuticals and medical supplies directly to health care providers, clinics and hospitals.

Adjusted fees and other revenues increased 51%, reflecting client growth in Care Delivery and Management Solutions, including cross-enterprise leverage, primarily driven by our behavioral health and eviCore Healthcare solutions, and client growth from our continued affordability services.

Adjusted gross profit increased 10%, and *pre-tax adjusted income from operations* increased 5%, reflecting continued affordability improvements and growth in Specialty Pharmacy, partially offset by increased strategic investments to support the onboarding of new clients and continued advancement of our digital capabilities and care solutions.

The *adjusted expense ratio* increased 20 bps, reflecting increased strategic investments to support the onboarding of new clients and continued advancement of our digital capabilities and care solutions.

Cigna Healthcare Segment

Cigna Healthcare includes the U.S. Healthcare and International Health businesses, which provide comprehensive medical and coordinated solutions to clients and customers. During the fourth quarter of 2023, the U.S. Commercial and U.S. Government operating segments were merged to form the U.S. Healthcare operating segment. As described in the introduction to Segment Reporting, performance of the Cigna Healthcare segment is measured using adjusted revenues and pre-tax adjusted income from operations. Key factors affecting results for this segment include:

- customer growth;
- revenue growth;
- percentage of Medicare Advantage customers in plans eligible for quality bonus payments;
- medical costs as a percentage of premiums (medical care ratio or "MCR") for our insured businesses; and
- selling, general and administrative expenses as a percentage of adjusted revenues (adjusted expense ratio).

Effective January 1, 2023, we adopted amended accounting guidance for long-duration insurance contracts. For the Cigna Healthcare segment, prior period results of operations have been retrospectively adjusted to conform to this new basis of accounting. The impact of this amended guidance is immaterial. See Note 2 to the Consolidated Financial Statements for additional information.

In January 2024, we entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment to Health Care Service Corporation for $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions. See Note 6 to the Consolidated Financial Statements for further information.

Results of Operations

Financial Summary

(Dollars in millions)	For the Years Ended December 31,			Change Favorable (Unfavorable) 2023 vs. 2022		Change Favorable (Unfavorable) 2022 vs. 2021	
	2023	2022	2021				
Adjusted revenues	$ 51,205	$ 45,037	$ 44,643	$ 6,168	14 %	$ 394	1 %
Pre-tax adjusted income from operations	$ 4,478	$ 4,099	$ 3,601	$ 379	9 %	$ 498	14 %
Pre-tax adjusted margin	8.7 %	9.1 %	8.1 %	(40) bps		100 bps	
Medical care ratio	81.3 %	81.7 %	84.0 %	40 bps		230 bps	
Adjusted expense ratio	21.6 %	21.8 %	20.9 %	20 bps		(90) bps	

2023 versus 2022

Adjusted revenues increased 14%, primarily reflecting customer growth and higher premium rates due to anticipated underlying medical cost trend.

Pre-tax adjusted income from operations increased 9%, primarily due to a lower medical care ratio and a lower adjusted expense ratio. The improvement to the medical care ratio and the adjusted expense ratio for the twelve months ended December 31, 2023, as compared to the twelve months ended December 31, 2022, was driven by decreases of 160 bps and 190 bps, respectively, for the three months ended December 31, 2023.

The *medical care ratio* decreased 40 bps, primarily due to a lower U.S. Healthcare medical care ratio, reflecting improved stop loss results, effective pricing execution and affordability initiatives.

The *adjusted expense ratio* decreased 20 bps for the twelve months ended December 31, 2023, primarily due to revenue growth outpacing volume-related expenses as well as higher technology spend. The *adjusted expense ratio* decreased 190 bps for the three months ended December 31, 2023, primarily due to revenue growth and timing of investments outpacing volume-related expenses.

Medical Customers

A medical customer is defined as a person meeting any one of the following criteria:

- is covered under a medical insurance policy, managed care arrangement or administrative services agreement issued by us;
- has access to our provider network for covered services under their medical plan; or
- has medical claims that are administered by us.

Cigna Healthcare Medical Customers

(In thousands)	As of December 31,			Change Favorable (Unfavorable) 2023 vs. 2022			Change Favorable (Unfavorable) 2022 vs. 2021		
	2023	**2022**	**2021**						
Insured	**5,464**	4,756	4,757	708	15	%	(1)	—	%
U.S. Healthcare	**4,280**	3,587	3,676	693	19		(89)	(2)	
International Health [1]	**1,184**	1,169	1,081	15	1		88	8	
Administrative services only	**14,316**	13,248	12,324	1,068	8		924	7	
U.S. Healthcare	**13,890**	12,619	11,688	1,271	10		931	8	
International Health [1]	**426**	629	636	(203)	(32)		(7)	(1)	
Total	**19,780**	18,004	17,081	1,776	10	%	923	5	%

[1] *International Health excludes medical customers served by less than 100% owned subsidiaries, as well as certain customers served by our third-party administrator. International Health customers as of December 31, 2023 reflect the transition of certain run-off business to Other Operations beginning January 1, 2023.*

2023 versus 2022

Total medical customers increased 10%, primarily driven by growth in fee-based customers as well as in Individual and Family Plans and Medicare Advantage customers.

See Part I, Item 1 of this Form 10-K for definitions of Cigna Healthcare's market segments.

Unpaid Claims and Claim Expenses

(In millions)	As of December 31,			Change Increase (Decrease) 2023 vs. 2022			Change Increase (Decrease) 2022 vs. 2021		
	2023	**2022**	**2021**						
Unpaid claims and claim expenses – Cigna Healthcare	$ 5,092	$ 4,176	$ 4,261	$ 916	22	%	$ (85)	(2)	%

2023 versus 2022

Our unpaid claims and claim expenses liability increased 22%, driven by customer growth, primarily within our Individual and Family Plans business.

Other Operations

Other Operations includes corporate owned life insurance ("COLI") and the Company's run-off operations. See Note 1 to the Consolidated Financial Statements for additional information regarding these operations. In the prior periods, Other Operations also included the International businesses sold in July 2022 and our interest in a joint venture in Türkiye sold in December 2022. As described in the introduction of Segment Reporting, performance of Other Operations is measured using adjusted revenues and pre-tax adjusted income from operations.

Effective January 1, 2023, we adopted amended accounting guidance for long-duration insurance contracts. For the Other Operations segment, prior period results of operations have been retrospectively adjusted to conform to this new basis of accounting. The impact of this amended guidance is immaterial. Prior period results related to long-duration contracts sold in the Chubb transaction and our divested interest in a joint venture in Türkiye were not adjusted (as permitted by ASU 2022-05). See Note 10 to the Consolidated Financial Statements for additional disclosure of our long-duration insurance contracts and Note 2 to the Consolidated Financial Statements for additional information regarding the adoption of this amended guidance.

Results of Operations

Financial Summary

(Dollars in millions)	For the Years Ended December 31,			Change Favorable (Unfavorable)		Change Favorable (Unfavorable)	
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021	
Adjusted revenues	$ 596	$ 2,263	$ 3,989	$ (1,667)	(74) %	$ (1,726)	(43) %
Pre-tax adjusted income from operations	$ 96	$ 509	$ 903	$ (413)	(81) %	$ (394)	(44) %
Pre-tax adjusted margin	16.1 %	22.5 %	22.6 %	(640) bps		(10) bps	

2023 versus 2022

Adjusted revenues declined reflecting the absence of revenues from the business divested in 2022.

Pre-tax adjusted income from operations decreased primarily due to the absence of earnings from the businesses divested in the Chubb transaction.

Corporate

Corporate reflects amounts not allocated to operating segments, including net interest expense (defined as interest on corporate financing less net investment income on investments not supporting segment and other operations), certain litigation matters, expense associated with our frozen pension plans, charitable contributions, operating severance, certain overhead and enterprise-wide project costs and eliminations for products and services sold between segments.

Financial Summary

(In millions)	For the Years Ended December 31,			Change Favorable (Unfavorable)		Change Favorable (Unfavorable)	
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021	
Pre-tax adjusted loss from operations	$ (1,698)	$ (1,466)	$ (1,339)	$ (232)	(16) %	$ (127)	(9) %

2023 versus 2022

Pre-tax adjusted loss from operations increased 16% primarily due to an increase in the weighted average interest rate on our indebtedness and increased pension costs due to lower expected asset returns and a higher discount rate. While our pension expense has increased year-over-year, we continue to expect the required contributions for 2024 to be immaterial.

INVESTMENT ASSETS

The following table presents our investment asset portfolio excluding separate account assets. Additional information regarding our investment assets is included in Notes 12, 13, 14 and 16 to the Consolidated Financial Statements.

(In millions)	December 31, 2023	December 31, 2022
Debt securities	$ 9,855	$ 9,872
Equity securities	3,362	622
Commercial mortgage loans	1,533	1,614
Policy loans	1,211	1,218
Other long-term investments	4,181	3,728
Short-term investments	206	139
Total	$ 20,348	$ 17,193
Investments classified as assets of businesses held for sale [1]	(1,438)	—
Investments per Consolidated Balance Sheets	$ 18,910	$ 17,193

[1] Investments related to the HCSC transaction that were held for sale as of December 31, 2023. These investments were primarily comprised of debt securities and commercial mortgage loans, and to a lesser extent, other long term investments.

Investment Outlook

We continue to actively monitor economic conditions including the impact of inflation, higher interest rates and the potential for a recession on the investment portfolio. Although there has been very limited impact to date on our investment portfolio as a result of 2023 economic and geopolitical events, including banking system stress, we continue to monitor ongoing developments and the potential impact of 2023 events on the portfolio. Future realized and unrealized investment results will be driven largely by market conditions and these future conditions are not reasonably predictable. We believe that the vast majority of our investments will continue to perform under their contractual terms. We manage the portfolio for long-term economics and therefore we expect to hold a significant portion of these assets for the long term. The following discussion addresses the strategies and risks associated with our various classes of investment assets. Although future declines in investment fair values remain possible due to interest rate movements and credit deterioration due to both investment-specific uncertainties and global economic uncertainties as discussed below, we do not expect these losses to have a material unfavorable effect on our financial condition or liquidity.

Debt Securities

Investments in debt securities include publicly traded and privately placed bonds, mortgage and other asset-backed securities and preferred stocks redeemable by the investor. These investments are classified as available for sale and are carried at fair value in our Consolidated Balance Sheets. Additional information regarding valuation methodologies, key inputs and controls is included in Note 13 to the Consolidated Financial Statements.

The following table reflects our portfolio of debt securities by type of issuer:

(In millions)	December 31, 2023	December 31, 2022
Federal government and agency	$ 267	$ 312
State and local government	38	41
Foreign government	352	365
Corporate	8,833	8,806
Mortgage and other asset-backed	365	348
Total	$ 9,855	$ 9,872

The carrying value of our debt securities portfolio was flat during the year ended December 31, 2023 reflecting net sales activity offset by a valuation increase due to declining market interest rates. Our portfolio remains in a net unrealized depreciation position due to generally increasing interest rates over the last several quarters. More detailed information about debt securities by type of issuer, maturity dates and net unrealized position is included in Note 12 to the Consolidated Financial Statements.

As of December 31, 2023, $8.3 billion, or 84%, of the debt securities in our investment portfolio were investment grade (Baa and above, or equivalent) and the remaining $1.6 billion were below investment grade. The majority of the bonds that are below investment grade were rated at the higher end of the non-investment grade spectrum. These quality characteristics have not materially changed since the prior year and remain consistent with our investment strategy.

Debt securities include private placement assets of $4.0 billion. These investments are generally less marketable than publicly traded bonds; however, yields on these investments tend to be higher than yields on publicly traded bonds with comparable credit risk. We perform a credit analysis of each issuer and require financial and other covenants that allow us to monitor issuers for deteriorating financial strength and pursue remedial actions, if warranted.

Investments in debt securities are diversified by issuer, geography and industry. On an aggregate basis, the debt securities portfolio continues to perform according to original expectations, which includes a long-term economic investment strategy. Elevated global inflation, higher interest rates, continuing supply chain disruptions and potential fallout from the stress in the banking system are the primary risks that many of the issuers in our portfolio are facing. To date, most issuers have been successful in managing the cost escalation and product shortages without undue margin pressure. We continue to monitor the economic environment and its effect on our portfolio and consider the impact of various factors in determining the allowance for credit losses on debt securities, which is discussed in Note 12 to the Consolidated Financial Statements.

Commercial Mortgage Loans

As of December 31, 2023, our $1.5 billion commercial mortgage loan portfolio consisted of approximately 50 fixed-rate loans, diversified by property type, location and borrower. These loans are carried in our Consolidated Balance Sheets at their unpaid principal balance, net of an allowance for expected credit losses. As a result of increasing market interest rates since the majority of these loans were made, the carrying value exceeds the market value of these loans as of December 31, 2023. See Note 13 to the Consolidated Financial Statements for further details. Given the quality and diversity of the underlying real estate, positive debt service coverage and significant borrower cash invested in the property generally ranging between 30 and 40%, we remain confident that the vast majority of borrowers will continue to perform as expected under their contract terms. For further discussion of the results and changes in key loan metrics, see Note 12 to the Consolidated Financial Statements.

Loans are secured by high quality commercial properties, located in strong institutional markets and are generally made at approximately 65% of the property's value at origination of the loan. Property value, debt service coverage, quality, building tenancy and stability of cash flows are all important financial underwriting considerations. We hold no direct residential mortgage loans and do not originate or service securitized mortgage loans.

We assess the credit quality of our commercial mortgage loan portfolio annually, generally in the second quarter by reviewing each holding's most recent financial statements, rent rolls, budgets and relevant market reports. The review performed in the second quarter of 2023 confirmed ongoing strong overall credit quality in line with the previous year's results. See Note 12 to the Consolidated Financial Statements for further information regarding our key credit quality indicators for commercial mortgage loans.

Office sector fundamentals have been and continue to be weak and values are experiencing stress due to multiple headwinds: expanded work from home flexibility, shorter term leases, elevated tenant improvement allowances and corporate migration to lower cost states. Additionally, the current macroeconomic headwinds are impacting capital markets and reducing investor appetite for capital intensive assets (e.g., offices and regional shopping malls). Our commercial mortgage loan portfolio has no exposure to regional shopping malls and less than 30% exposure to office properties. Although future losses remain possible due to further credit deterioration, we do not expect these losses to have a material unfavorable effect on our financial condition or liquidity.

Other Long-term Investments

Other long-term investments of $4.2 billion as of December 31, 2023 included investments in securities limited partnerships and real estate limited partnerships, direct investments in real estate joint ventures and other deposit activity that is required to support various insurance and health services businesses. Accounting policies for these investments are discussed in Note 12 to the Consolidated Financial Statements. The increase in other long-term investments of $0.5 billion since December 31, 2022 is primarily driven by net additional funding activity. These limited partnership entities typically invest in mezzanine debt or equity of privately-held companies and equity real estate. Given our subordinate position in the capital structure of these underlying entities, we assume a higher level of risk for higher expected returns. To mitigate risk, these investments are diversified across approximately 200 separate partnerships and 100 general partners who manage one or more of these partnerships. Also, the underlying investments are diversified by industry sector or property type and geographic region. No single partnership investment exceeded 4% of our securities and real estate limited partnership portfolio.

Income from our limited partnership investments is generally reported on a one quarter lag due to the timing of when financial information is received from the general partner or manager of the investments. We expect continued volatility in private equity and real estate fund performance going forward as fair market valuations are adjusted to reflect market and portfolio transactions. Less than 4% of our other long-term investments are exposed to real estate in the office sector.

We participate in an insurance joint venture in China with a 50% ownership interest. We account for this joint venture under the equity method of accounting and report our share of the net assets of $0.2 billion in Other assets. Our 50% share of the investment portfolio supporting the joint venture's liabilities is approximately $11.7 billion as of December 31, 2023. These investments were comprised of approximately 75% debt securities, including government and corporate debt diversified by issuer, industry and geography; 15% equities, including mutual funds, equity securities and private equity partnerships; and 10% long-term deposits and policy loans. We continuously review the joint venture's investment strategy and its execution. There were no investments with a material unrealized loss as of December 31, 2023.

MARKET RISK

Financial Instruments

Our assets and liabilities include financial instruments subject to the risk of potential losses from adverse changes in market rates and prices. Consistent with disclosure requirements, the following items have been excluded from this consideration of market risk for financial instruments:

- changes in the fair values of insurance-related assets and liabilities as disclosed in Note 10 to the Consolidated Financial Statements because their primary risks are insurance rather than market risk;
- changes in the fair values of investments recorded using the equity method of accounting and liabilities for pension and other postretirement and postemployment benefit plans (and related assets); and
- changes in the fair values of other significant assets and liabilities, such as goodwill, deferred policy acquisition costs, taxes and various accrued liabilities. Because they are not financial instruments, their primary risks are other than market risk.

Excluding the items noted in the paragraph above, our primary market risk exposure from financial instruments is our interest-rate risk exposure to fixed-rate, medium-term instruments. Changes in market interest rates affect the value of instruments that promise a fixed return. Following increased investments in equity securities during 2023, primarily as a result of our investment in VillageMD, our exposure to equity price risk has increased.

Our Management of Market Risks

We predominantly rely on two techniques to manage our exposure to market risk:

- *Investment/liability matching.* We generally select investment assets with characteristics (such as duration, yield, currency and liquidity) that correspond to the underlying characteristics of our related insurance and contractholder liabilities so that we can match the investments to our obligations. Shorter-term investments generally support shorter-term life and health liabilities. Medium-term, fixed-rate investments support interest-sensitive and health liabilities. Longer-term investments generally support products with longer payout periods such as annuities.
- *Use of derivatives.* We use derivative financial instruments to reduce our primary market risks. See Note 12 to the Consolidated Financial Statements for additional information about derivative financial instruments.

Effect of Market Fluctuations

We determine the sensitivity of market risk for our fixed income financial instruments, including debt securities and commercial mortgage loans, by estimating the present value of future cash flows using duration modeling and applying a 100 basis point increase in interest rates. The sensitivity of market risk for equity securities is determined by applying a 10% decrease in market prices. The effect of these hypothetical changes in market rates or prices on the fair value of certain financial instruments, subject to the exclusions noted above (particularly insurance liabilities), would have been as follows:

Market scenario for certain non-insurance financial instruments

	Loss in Fair Value	
(in billions)	December 31, 2023	December 31, 2022
100 basis point increase in interest rates (excluding the Company's long-term debt)	$ 0.7	$ 0.7
10% decrease in market prices for equity securities	$ 0.3	$ 0.1

In the event of a hypothetical 100 basis point increase in interest rates, the fair value of the Company's long-term debt would decrease approximately $1.8 billion at both December 31, 2023 and December 31, 2022. Changes in the fair value of our long-term debt do not impact our financial position or operating results since long-term debt is not required to be recorded at fair value. See Note 8 to the Consolidated Financial Statements for additional information about the Company's debt.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information contained under the caption "Market Risk" in the MD&A section of this Form 10-K is incorporated by reference.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*


Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of The Cigna Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Cigna Group and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedules listed in the index appearing on page FS-1 of this Form 10-K (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Held for Sale and Associated Loss on Sale

As described in Notes 6 and 20 to the consolidated financial statements, the Company determined that the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses met the criteria to be classified as held for sale and aggregated and classified the assets and liabilities as held for sale in the Consolidated Balance Sheet as of December 31, 2023. The Company measured the assets and liabilities held for sale at estimated fair value less costs to sell and recognized an estimated loss of $1.5 billion pre-tax that was included within (Loss) gain on sale of businesses in the Consolidated Statement of Income for the year ended December 31, 2023. The estimated loss on sale represents primarily asset write-downs and estimated costs to sell. The fair value of a reporting unit is generally estimated based on discounted cash flow analysis and market approach models using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. Following a change in reporting units or held for sale determination, goodwill is allocated using relative fair value. The significant assumptions and estimates used in determining fair value primarily include the discount rate and future cash flows. Future cash flows are primarily driven by forecasted revenues, benefit expenses, operating expenses and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the assessment of held for sale classification and the associated loss on sale is a critical audit matter are (i) the significant judgment by management when determining the held for sale classification and developing the fair value estimate of the reporting unit, including goodwill allocated to businesses held for sale using relative fair value; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to (a) management's determination of the held for sale classification, and (b) management's significant assumptions used to develop the fair value estimate of the reporting unit, including goodwill allocated to businesses held for sale using relative fair value related to the discount rate, forecasted revenues, benefit expenses, operating expenses and long-term growth rates (collectively referred to as the "significant assumptions"); and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to (i) management's assessment of held for sale classification and (ii) management's estimation of the loss on sale of businesses, including controls over the fair value estimation of the reporting unit, including goodwill allocated to businesses held for sale using relative fair value. These procedures also included, among others, (i) evaluating the reasonableness of management's assessment of held for sale classification, which included reading the written agreement in place between the parties related to the sale; (ii) testing management's process for estimating the loss on sale of businesses and developing the fair value estimate of the reporting unit, including goodwill allocated to businesses held for sale using relative fair value; (iii) evaluating the appropriateness of the discounted cash flow analysis and market approach used by management; (iv) testing the completeness and accuracy of underlying data used in the discounted cash flow analysis and market approach; and (v) evaluating the reasonableness of the significant assumptions used by management. Evaluating management's significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the discount rate and long-term growth rates significant assumptions.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 29, 2024

We have served as the Company's auditor since 1983.

The Cigna Group
Consolidated Statements of Income

(In millions, except per share amounts)		For the Years Ended December 31,		
		2023	**2022** [1]	**2021** [1]
Revenues				
Pharmacy revenues	$	**137,243**	$ 128,566	$ 121,413
Premiums		**44,237**	39,916	41,154
Fees and other revenues		**12,619**	10,881	9,953
Net investment income		**1,166**	1,155	1,549
TOTAL REVENUES		**195,265**	180,518	174,069
Benefits and expenses				
Pharmacy and other service costs		**133,801**	124,834	117,553
Medical costs and other benefit expenses		**36,287**	32,184	33,565
Selling, general and administrative expenses		**14,822**	13,174	13,012
Amortization of acquired intangible assets		**1,819**	1,876	1,998
TOTAL BENEFITS AND EXPENSES		**186,729**	172,068	166,128
Income from operations		**8,536**	8,450	7,941
Interest expense and other		**(1,446)**	(1,228)	(1,208)
Debt extinguishment costs		**—**	—	(141)
(Loss) gain on sale of businesses		**(1,499)**	1,662	—
Net realized investment (losses) gains		**(78)**	(487)	198
Income before income taxes		**5,513**	8,397	6,790
TOTAL INCOME TAXES		**141**	1,615	1,370
Net income		**5,372**	6,782	5,420
Less: Net income attributable to noncontrolling interests		**208**	78	50
SHAREHOLDERS' NET INCOME	$	**5,164**	$ 6,704	$ 5,370
Shareholders' net income per share				
Basic	$	**17.57**	$ 21.66	$ 15.89
Diluted	$	**17.39**	$ 21.41	$ 15.75

[1] Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts ("LDTI") in 2023. See Note 2 to the Consolidated Financial Statements for further information.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

The Cigna Group
Consolidated Statements of Comprehensive Income

(In millions)	For the Years Ended December 31,		
	2023	**2022** [1]	**2021** [1]
Net income	$ 5,372	$ 6,782	$ 5,420
Other comprehensive income (loss), net of tax			
Net unrealized appreciation (depreciation) on securities and derivatives	**503**	(1,598)	(302)
Net long-duration insurance and contractholder liabilities measurement adjustments	**(715)**	509	67
Net translation gains (losses) on foreign currencies	**5**	77	(232)
Postretirement benefits liability adjustment	**1**	420	410
Other comprehensive loss, net of tax	**(206)**	(592)	(57)
Total comprehensive income	**5,166**	6,190	5,363
Comprehensive income (loss) attributable to noncontrolling interests			
Net income attributable to redeemable noncontrolling interests	**180**	11	19
Net income attributable to other noncontrolling interests	**28**	67	31
Other comprehensive loss attributable to redeemable noncontrolling interests	**—**	(2)	(14)
Total comprehensive income attributable to noncontrolling interests	**208**	76	36
SHAREHOLDERS' COMPREHENSIVE INCOME	$ 4,958	$ 6,114	$ 5,327

[1] Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 2 to the Consolidated Financial Statements for further information.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

The Cigna Group
Consolidated Balance Sheets

(In millions)	As of December 31, 2023	2022 [1]
Assets		
Cash and cash equivalents	**$ 7,822**	$ 5,924
Investments	**925**	905
Accounts receivable, net	**17,722**	17,218
Inventories	**5,645**	4,777
Other current assets	**2,169**	1,298
Assets of businesses held for sale	**3,068**	—
Total current assets	**37,351**	30,122
Long-term investments	**17,985**	16,288
Reinsurance recoverables	**4,835**	5,416
Property and equipment	**3,695**	3,774
Goodwill	**44,259**	45,811
Other intangible assets	**30,863**	32,492
Other assets	**3,421**	2,704
Separate account assets	**7,430**	7,278
Assets of businesses held for sale, non-current	**2,922**	—
TOTAL ASSETS	**$ 152,761**	$ 143,885
Liabilities		
Current insurance and contractholder liabilities	**$ 5,514**	$ 5,409
Pharmacy and other service costs payable	**19,815**	17,070
Accounts payable	**8,553**	7,775
Accrued expenses and other liabilities	**9,955**	7,978
Short-term debt	**2,775**	2,993
Liabilities of businesses held for sale	**2,104**	—
Total current liabilities	**48,716**	41,225
Non-current insurance and contractholder liabilities	**10,904**	11,976
Deferred tax liabilities, net	**7,173**	7,786
Other non-current liabilities	**3,441**	2,766
Long-term debt	**28,155**	28,100
Separate account liabilities	**7,430**	7,278
Liabilities of businesses held for sale, non-current	**591**	—
TOTAL LIABILITIES	**106,410**	99,131
Contingencies — Note 24		
Redeemable noncontrolling interests	**107**	66
Shareholders' equity		
Common stock [2]	**4**	4
Additional paid-in capital	**30,669**	30,233
Accumulated other comprehensive loss	**(1,864)**	(1,658)
Retained earnings	**41,652**	37,940
Less: Treasury stock, at cost	**(24,238)**	(21,844)
TOTAL SHAREHOLDERS' EQUITY	**46,223**	44,675
Other noncontrolling interests	**21**	13
Total equity	**46,244**	44,688
Total liabilities and equity	**$ 152,761**	$ 143,885

(1) *Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 2 to the Consolidated Financial Statements for further information.*

(2) *Par value per share, $0.01; shares issued, 400 million as of December 31, 2023 and 398 million as of December 31, 2022; authorized shares, 600 million.*

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

The Cigna Group
Consolidated Statements of Changes in Total Equity

(In millions)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)	Retained Earnings	Treasury Stock	Shareholders' Equity	Other Non-controlling Interests	Total Equity	Redeemable Noncontrolling Interests
Balance at December 31, 2020, as previously disclosed	$ 4	$ 28,975	$ (861)	$ 28,575	$ (6,372)	$ 50,321	$ 7	$ 50,328	$ 58
Cumulative effect of adopting LDTI (ASU 2018-12)			(164)	25		(139)		(139)	
Balance at December 31, 2020, as retrospectively restated	4	28,975	(1,025)	28,600	(6,372)	50,182	7	50,189	58
Effect of issuing stock for employee benefit plans		604			(93)	511		511	
Other comprehensive loss			(43)			(43)		(43)	(14)
Net income				5,370		5,370	31	5,401	19
Common dividends declared (per share: $4.00)				(1,347)		(1,347)		(1,347)	
Repurchase of common stock					(7,710)	(7,710)		(7,710)	
Other transactions impacting noncontrolling interests		(5)				(5)	(20)	(25)	(9)
Balance at December 31, 2021, as retrospectively restated	$ 4	$ 29,574	$ (1,068)	$ 32,623	$ (14,175)	$ 46,958	$ 18	$ 46,976	$ 54
Effect of issuing stock for employee benefit plans		659			(76)	583		583	
Other comprehensive loss			(590)			(590)		(590)	(2)
Net income				6,704		6,704	67	6,771	11
Common dividends declared (per share: $4.48)				(1,387)		(1,387)		(1,387)	
Repurchase of common stock					(7,593)	(7,593)		(7,593)	
Other transactions impacting noncontrolling interests		—				—	(72)	(72)	3
Balance at December 31, 2022, as retrospectively restated	$ 4	$ 30,233	$ (1,658)	$ 37,940	$ (21,844)	$ 44,675	$ 13	$ 44,688	$ 66
Effect of issuing stock for employee benefit plans		477			(112)	365		365	
Other comprehensive loss			(206)			(206)		(206)	—
Net income				5,164		5,164	28	5,192	180
Common dividends declared (per share: $4.92)				(1,452)		(1,452)		(1,452)	
Repurchase of common stock		—			(2,282)	(2,282)		(2,282)	
Other transactions impacting noncontrolling interests		(41)				(41)	(20)	(61)	(139)
Balance at December 31, 2023	$ 4	$ 30,669	$ (1,864)	$ 41,652	$ (24,238)	$ 46,223	$ 21	$ 46,244	$ 107

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

The Cigna Group
Consolidated Statements of Cash Flows

(In millions)	For the Years Ended December 31,		
	2023	**2022** [1]	**2021** [1]
Cash Flows from Operating Activities			
Net income	$ 5,372	$ 6,782	$ 5,420
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,035	2,937	2,923
Realized investment losses (gains), net	78	487	(198)
Deferred income tax benefit	(1,659)	(472)	(216)
Loss (gain) on sale of businesses	1,499	(1,662)	—
Debt extinguishment costs	—	—	141
Net changes in assets and liabilities, net of non-operating effects:			
Accounts receivable, net	(1,663)	(2,237)	(2,843)
Inventories	(868)	(1,055)	(557)
Reinsurance recoverable and Other assets	(539)	393	(655)
Insurance liabilities	584	(336)	805
Pharmacy and other service costs payable	2,030	1,760	1,961
Accounts payable and Accrued expenses and other liabilities	3,481	1,734	77
Other, net	463	325	333
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,813	8,656	7,191
Cash Flows from Investing Activities			
Proceeds from investments sold:			
Debt securities and equity securities	1,078	1,744	2,030
Investment maturities and repayments:			
Debt securities and equity securities	972	1,327	1,628
Commercial mortgage loans	186	98	180
Other sales, maturities and repayments (primarily short-term and other long-term investments)	586	1,039	1,936
Investments purchased or originated:			
Debt securities and equity securities	(4,334)	(2,756)	(3,553)
Commercial mortgage loans	(118)	(161)	(327)
Other (primarily short-term and other long-term investments)	(1,205)	(1,563)	(2,554)
Property and equipment purchases, net	(1,573)	(1,295)	(1,154)
Acquisitions, net of cash acquired	(447)	—	(1,833)
Divestitures, net of cash sold	13	4,835	(61)
Other, net	(332)	(170)	97
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(5,174)	3,098	(3,611)
Cash Flows from Financing Activities			
Deposits and interest credited to contractholder deposit funds	167	164	153
Withdrawals and benefit payments from contractholder deposit funds	(223)	(220)	(168)
Net change in short-term debt	1,198	(2,059)	975
Payments for debt extinguishment	—	—	(136)
Repayment of long-term debt	(2,967)	(500)	(4,578)
Net proceeds on issuance of long-term debt	1,491	—	4,260
Repurchase of common stock	(2,284)	(7,607)	(7,742)
Issuance of common stock	187	389	326
Common stock dividend paid	(1,450)	(1,384)	(1,341)
Other, net	(413)	(23)	39
NET CASH USED IN FINANCING ACTIVITIES	(4,294)	(11,240)	(8,212)
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	16	(86)	(65)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,361	428	(4,697)
Cash, cash equivalents and restricted cash January 1,	5,976	5,548	10,245
Cash, cash equivalents and restricted cash, December 31, [2]	8,337	5,976	5,548
Cash and cash equivalents reclassified to assets of businesses held for sale	(467)	—	(425)
Cash, cash equivalents and restricted cash December 31, per Consolidated Balance Sheets [2]	$ 7,870	$ 5,976	$ 5,123
Supplemental Disclosure of Cash Information:			
Income taxes paid, net of refunds	$ 1,471	$ 1,850	$ 2,240
Interest paid	$ 1,330	$ 1,229	$ 1,253

[1] Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 2 to the Consolidated Financial Statements for further information.
[2] Restricted cash and cash equivalents were reported in other long-term investments.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

THE CIGNA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Note 1 – Description of Business

The Cigna Group, together with its subsidiaries (either individually or collectively referred to as the "Company," "we," "us" or "our"), is a global health company committed to creating a better future built on the vitality of every individual and every community. We relentlessly challenge ourselves to partner and innovate solutions for better health. Powered by our people and our brands, we advance our mission to improve the health and vitality of those we serve.

Our subsidiaries offer a differentiated set of pharmacy, medical, behavioral, dental and related products and services. The majority of these products and services are offered through employers and other groups such as governmental and non-governmental organizations, unions and associations. Cigna Healthcare also offers commercial health and dental insurance and Medicare products to individuals in the United States and selected international markets. In addition to these operations, The Cigna Group also has certain run-off operations.

A full description of our segments follows:

Evernorth Health Services partners with health plans, employers, governmental organizations and health care providers to solve challenges in the areas of pharmacy benefits, home delivery pharmacy, specialty pharmacy, specialty distribution, and care delivery and management solutions.

Cigna Healthcare includes the U.S. Healthcare and International Health operating segments which provide comprehensive medical and coordinated solutions to clients and customers. During the fourth quarter of 2023, the U.S. Commercial and U.S. Government operating segments merged to form the U.S. Healthcare operating segment. U.S. Healthcare provides commercial medical plans and specialty benefits and solutions for insured and self-insured clients, Medicare Advantage, Medicare Supplement and Medicare Part D plans for seniors and individual health insurance plans. International Health provides health care solutions in our international markets, as well as health care benefits for globally mobile individuals and employees of multinational organizations.

In January 2024, the Company entered into a definitive agreement to sell the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare and Other Supplemental Benefits and CareAllies businesses within the U.S. Healthcare operating segment to Health Care Service Corporation ("HCSC") for $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions (the "HCSC transaction").

Other Operations comprises the remainder of our business operations, which includes ongoing businesses and exited businesses. Our ongoing businesses include continuing business (corporate-owned life insurance ("COLI")), and our run-off businesses. Our run-off businesses include (i) variable annuity reinsurance business (formerly referred to as guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") business) that was effectively exited through reinsurance with Berkshire Hathaway Life Insurance Company of Nebraska ("Berkshire") in 2013, (ii) settlement annuity business, and (iii) individual life insurance and annuity and retirement benefits businesses which were sold through reinsurance agreements. Our exited businesses include the international life, accident and supplemental benefits businesses sold in July 2022 (the "Chubb transaction") and our interest in a joint venture in Türkiye sold in December 2022.

Corporate reflects amounts not allocated to operating segments, including net interest expense (defined as interest on corporate financing less net investment income on investments not supporting segment and other operations), certain litigation matters, expense associated with our frozen pension plans, charitable contributions, operating severance, certain overhead and enterprise-wide project costs and eliminations for products and services sold between segments.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements include the accounts of The Cigna Group and its consolidated subsidiaries. Intercompany transactions and accounts have been eliminated in consolidation. These Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain amounts in prior years related to the adoption of Targeted Improvements for the Accounting of Long-Duration Contracts, have been reclassified to conform to the current year presentation. See "Recent Accounting Pronouncements" below.

Amounts recorded in the Consolidated Financial Statements necessarily reflect management's estimates and assumptions about medical costs, investment and receivable valuations, interest rates and other factors. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates. The impact of a change in estimate is generally included in earnings in the period of adjustment.

Recent Accounting Pronouncements

Targeted Improvements to the Accounting for Long-Duration Contracts, Accounting Standards Update ("ASU") 2018-12 and related amendments

The Cigna Group adopted LDTI January 1, 2023, which includes the following key provisions:

- Changes to the measurement of the future policy benefits liability for traditional and limited-pay insurance contracts:
    - Assumptions used to measure cash flows (such as mortality, morbidity and lapse assumptions) are updated at least annually with the effect of changes in those assumptions remeasured retrospectively and reflected in current period net income.
    - Discount rate assumptions are updated quarterly based on market-level yields for low credit risk fixed income instruments ("upper-medium grade fixed income instrument"), with any changes reflected in other comprehensive income. The upper-medium grade fixed income instrument yield is interpreted to mean A-rated.
- Deferred policy acquisition costs ("DAC") related to long-duration insurance contracts are amortized on a constant-level basis over the expected term of the related contracts. Other related deferred or capitalized balances (such as unearned revenue liability and value of business acquired) may use this simplified amortization method.
- Market risk benefits ("MRB"), defined as protecting the contractholder from other-than-nominal capital market risk and exposing the insurer to that risk, are measured at fair value, with changes in fair value recognized in net income each period, except for the effect of the Company's change in nonperformance risk (own credit risk), which is recognized in other comprehensive income.
- Additional disclosures, including disaggregated roll forwards for the liability for future policy benefits, market risk benefits, contractholder deposit funds and DAC, as well as information about significant inputs, judgments, assumptions and methods used in measurement.
- The transition methods applied at adoption were:
    - The liability for future policy benefits was remeasured using a modified retrospective approach applied to all outstanding contracts as of the beginning of the earliest period presented and was recognized in the opening balance of retained earnings. The impact of remeasuring the future policy benefits liability for the discount rate was recorded through accumulated other comprehensive income.
    - DAC followed the transition method used for future policyholder benefits.
    - Market risk benefits were remeasured at fair value at the beginning of the earliest period presented. The difference between this fair value and carrying value was recognized in the opening balance of retained earnings, excluding the effect of the Company's change in nonperformance risk (own credit risk), which was recognized in accumulated other comprehensive income.

Effects of adoption:

- The new guidance applies to our long-duration insurance products predominantly within the Cigna Healthcare segment and Other Operations.
- The cumulative effects of adopting the new standard were immaterial. The impacts were a decrease to January 1, 2021 Shareholders' equity of $139 million and an increase to Shareholders' net income for the years ended December 31, 2022 and December 31, 2021 of $36 million and $5 million, respectively. The corresponding impact to diluted earnings per share was an increase of $0.11 and $0.02 for the years ended December 31, 2022 and December 31, 2021, respectively.
- The prior periods within our Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets, Consolidated Statements of Changes in Total Equity and Consolidated Statements of Cash Flows were restated to conform to the current presentation.
- Prior period balances in the Company's footnote disclosures have been updated to reflect adjustments resulting from the adoption of this standard. Refer to Note 10 to the Consolidated Financial Statements for the Company's updated accounting policies.
- It is possible that our income recognition pattern could change on a prospective basis for several reasons:
    - Applying periodic assumption updates, versus the locked-in model, may change our timing of profit or loss recognition.
    - DAC amortization is on a constant level basis over the expected term of the related contracts and no longer tied to the emergence of profit on such contracts.

Additionally, in December 2022, the Financial Accounting Standards Board ("FASB") published ASU 2022-05, which simplified the retrospective adoption of LDTI by permitting companies to make an accounting policy election to exclude contracts that are sold and removed from the balance sheet prior to the effective date of the standard from the retrospective adoption of LDTI. The Cigna Group made this policy election for the contracts sold in the Chubb transaction and our divested interest in a joint venture in Türkiye.

Accounting Guidance Not Yet Adopted

There are no significant accounting pronouncements not yet adopted as of December 31, 2023.

Significant Accounting Policies

The Company's accounting policies are described either in this Note or in the applicable Notes to the Consolidated Financial Statements as listed in the table of contents on page 80.

A. Cash and Cash Equivalents

Cash and cash equivalents are carried at cost that approximates fair value. Cash equivalents consist of short-term investments with maturities of three months or less from the time of purchase. The Company reclassifies cash overdraft positions to liabilities when the legal right of offset does not exist.

B. Inventories

Inventories consist of prescription drugs and medical supplies and are stated at the lower of first-in-first-out cost or net realizable value.

C. Other Assets (Current and Non-Current)

Other current assets consist primarily of prepaid expenses, income tax receivables, accrued investment income and the current portion of reinsurance recoverables. Other assets (non-current) consist primarily of the Company's net deferred tax asset associated with foreign tax attributes (see Note 23) and the carrying value of our equity-method investments in business-related joint ventures in China, the U.S. and other foreign jurisdictions. Earnings or losses from these equity-method investments in joint ventures are recorded in Fees and other revenues. See Note 15 for additional information on unconsolidated subsidiaries. Additionally, Other assets (non-current) includes operating lease right-of-use assets, various insurance-related assets and overfunded pension obligations (see Note 18). See Note 21 for the Company's accounting policy related to leases.

D. Redeemable Noncontrolling Interests

Redeemable noncontrolling interests in our Consolidated Balance Sheets represents the noncontrolling shareholders' preferred and common stock interests of the Company's consolidated less than fully owned subsidiaries. Those shareholders may choose to require the Company to purchase their equity interest. For certain entities, we may also have the right to require those shareholders to sell their equity interest to us. As these redeemable noncontrolling interests provide for redemption features not solely within our control, we classify the redeemable noncontrolling interests outside of permanent equity. The noncontrolling interest was initially recorded at fair value. In subsequent reporting periods, the values are adjusted to reflect the earnings, losses and distributions attributable to the noncontrolling interest. When a shareholder's right to require the Company to purchase its equity interest is exercisable, the redeemable noncontrolling interest is recorded at estimated redemption value. When the estimated redemption value for a redeemable noncontrolling interest exceeds its initial carrying value, an adjustment to increase or decrease the redeemable noncontrolling interest is recorded with an offsetting adjustment to Retained earnings or Additional paid-in capital in the absence of Retained earnings. When an adjustment is made to the carrying value of the redeemable noncontrolling interest, the calculation of Shareholders' net income per share will be adjusted if the redemption value exceeds fair value.

E. Accrued Expenses and Other Current and Non-Current Liabilities

Accrued expenses and other liabilities (current) primarily includes financial and performance guarantee liabilities (see section G) and other liabilities arising from pharmacy contracts, management compensation, various insurance-related liabilities, including experience-rated refunds, reinsurance contracts and the risk adjustment and minimum medical loss ratio rebate accruals under The Patient Protection and Affordable Care Act (the "ACA"), and amounts due to financial institutions under the accounts receivable factoring facility (see Note 3). Other non-current liabilities primarily include uncertain tax positions (see Note 23), amounts held for self-funded clients to cover the administration and payment of claims that may emerge post contract termination, lease liabilities (see Note 21) and underfunded pension obligations (see Note 18).

The Company accrues for legal and regulatory matters when a loss contingency is both probable and estimable. The estimated loss is generally recorded in Selling, general and administrative expenses and represents the Company's best estimate of the loss contingency. If the loss estimate is a range, the Company accrues the minimum amount in the range if no amount is better than any other estimated amount in the range. Legal costs to defend the Company's litigation and arbitration matters are expensed as incurred in cases that the Company cannot reasonably estimate the ultimate cost to defend. If the Company can reasonably estimate the cost to defend, a liability for these costs is accrued when the claim is reported. Litigation and legal or regulatory matters that the Company has identified with a reasonable possibility of material loss are described in Note 24.

F. Translation of Foreign Currencies

The Company generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies that are their functional currencies. The Company uses exchange rates as of the balance sheet date to translate assets and liabilities into U.S. dollars. Translation gains or losses on functional currencies, net of applicable taxes, are recorded in Accumulated other comprehensive loss. The Company uses average monthly exchange rates during the year to translate revenues and expenses into U.S. dollars.

G. Pharmacy Revenues and Costs

Pharmacy revenues. Pharmacy revenues are primarily derived from providing pharmacy benefit management services to clients and customers. Pharmacy revenues are recognized when control of the promised goods or services is transferred to clients and customers, in an amount that reflects the consideration the Company expects to receive for those goods or services.

The Company provides or makes available various services supporting benefit management and claims administration and is generally obligated to provide prescription drugs to clients' members using multiple distribution methods including retail networks, home delivery and specialty pharmacies. These goods and services are integrated into a single performance obligation to process claims, dispense prescription drugs and provide other services over the contract period (generally three years). This performance obligation is satisfied as the business stands ready to fulfill its obligation.

Revenues for dispensing prescription drugs through retail pharmacies are reported gross and consist of the prescription price (ingredient cost and dispensing fee) contracted with clients, including the customer copayment and any associated fees for services, because the Company acts as the principal in these arrangements. When a prescription is presented to a retail network pharmacy, the Company is solely responsible for customer eligibility, drug utilization review, drug-to-drug interaction review, any required clinical intervention, plan provision information, payment to the pharmacy and client billing. These revenues are recognized based on the full prescription price when the pharmacy claim is processed and approved for payment. The Company also provides benefit design and formulary consultation services to clients and negotiates separate contractual relationships with clients and network pharmacies. These factors indicate that the Company has control over these transactions until the prescription is processed. Revenues are billed, due and recognized at contract rates either on a periodic basis or as services are provided (such as based on volume of claims processed). This recognition pattern aligns with the benefits from services provided.

Home delivery and specialty pharmacy revenues are due and recognized as each prescription is shipped, net of reserves for discounts and contractual allowances estimated based on historical experience. Any differences between estimates and actual collections are reflected in Pharmacy revenues when payments are received. Historically, adjustments to original estimates and returns have not been material. The Company has elected the practical expedient to account for shipping and handling as a fulfillment activity.

We may also provide certain financial and performance guarantees, including a minimum level of discounts a client may receive, generic utilization rates and various service levels. Clients may be entitled to receive compensation if we fail to meet the guarantees. Actual performance is compared to the contractual guarantee for each measure throughout the period and the Company defers revenue for any estimated payouts within Accrued expenses and other liabilities (current). These estimates are adjusted and paid at the end of the annual guarantee period. Historically, adjustments to original estimates have not been material. The liability for these financial and performance guarantees was $1.6 billion as of December 31, 2023 and $1.3 billion as of December 31, 2022.

The Company administers programs through which we may receive rebates and other vendor consideration from pharmaceutical manufacturers. The amounts of such rebates or other vendor consideration shared with pharmacy benefit management services clients vary based on the contractual arrangement with the client and in some cases the type of consideration received from the pharmaceutical manufacturer. Rebates and other vendor consideration payable to pharmacy benefit management services clients are recorded as a reduction of Pharmacy revenues. Estimated amounts payable to clients are based on contractual sharing arrangements between the Company and the client and these amounts are adjusted when amounts are collected from pharmaceutical manufacturers in accordance with the contractual arrangement between the Company and the client. Historically, these adjustments have not been material.

In retail, home delivery and specialty transactions, amounts may be collected from third-party payors. These are billed and collected in accordance with the Company's standard accounts receivable collection procedures.

Other pharmacy service revenues are earned by distributing specialty pharmaceuticals and medical supplies to providers, clinics and hospitals. These revenues are billed, due and recognized at contracted rates as prescriptions and supplies are shipped and services are provided.

Pharmacy costs. Pharmacy costs include the cost of prescriptions sold, network pharmacy claim costs and copayments. Also included are direct costs of dispensing prescriptions including supplies, shipping and handling and direct costs associated with clinical programs, such as drug utilization management and medication adherence counseling. Home delivery and specialty pharmacy costs are recognized when the drug is shipped and retail network costs are recognized when the drug is processed and approved for payment. Rebates and other vendor consideration received when providing pharmacy benefit management services are recorded as a reduction of pharmacy costs. Rebates are recognized as prescriptions are shipped or processed and approved for payment. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected, net of contractual allowances, has not been material. The Company maintains reimbursement guarantees with certain retail network pharmacies. For each such guarantee, the Company records a pharmacy and other service costs payable or prepaid asset for applicable retail network claims based on our actual performance throughout the period against the contractual reimbursement rate. The Company's contracts with certain retail pharmacies give the Company the right to adjust reimbursement rates during the annual guarantee period.

Other. Incremental costs of obtaining service and pharmacy contracts for short-term arrangements are expensed as incurred.

H. Premiums and Related Expenses

Premiums for short-duration group health, accident and life insurance and managed care coverages are recognized as revenue on a pro rata basis over the contract period. Benefits and expenses are recognized when incurred and, for our Cigna Healthcare business, are presented net of pharmaceutical manufacturer rebates. For experience-rated contracts, premium revenue includes an adjustment for experience-rated refunds based on contract terms and calculated using the customer's experience (including estimates of incurred but not reported claims).

Premiums received for the Company's Medicare Advantage plans, Medicare Part D plans and Individual and Family Plans from the Centers for Medicare and Medicaid Services ("CMS") and customers are recognized as revenue ratably over the contract period.

CMS provides risk-adjusted premium payments for Medicare Advantage plans and Medicare Part D plans based on our customer demographics and medical diagnoses, which may change from period to period based on the underlying health of our customers. The Company recognizes changes to risk-adjusted premiums as revenue when the amounts are determinable and collection is reasonably assured. Revenue adjustments are generally settled semi-annually with CMS. The final revenue adjustment is generally settled with CMS in the year following the contract year.

Medicare Part D premiums include payments from CMS for risk-sharing adjustments that are estimated quarterly based on claim experience by comparing actual incurred prescription drug costs to the estimated costs submitted in the original contracts. These adjustments may result in more or less revenue from CMS. Final revenue adjustments generally occur in the year following the contract year.

The ACA prescribed a risk-adjustment program to mitigate the risk for participating health insurance companies selling individual coverage on the public exchanges. The risk-adjustment program reallocates funds from insurers with lower risk populations to insurers with higher risk populations based on the relative risk scores of participants. We estimate our receivable or payable based on the risk of our customers compared to the risk of other customers in the same state and market, considering data obtained from industry studies and the United States Department of Health and Human Services ("HHS"). Receivables or payables are recorded as adjustments to premium revenue based on our year-to-date experience when the amounts are reasonably estimable and collection is reasonably assured. Final revenue adjustments are determined by HHS in the year following the policy year.

Premium revenue may also include an adjustment to reflect the estimated effect of rebates due to customers under medical loss ratio provisions of the ACA. These rebate liabilities are settled in the subsequent year.

Premiums for long-duration insurance contracts, including individual life, accident and supplemental health insurance and annuity products, and excluding universal life and investment-related products, are recognized as revenue when due. Cigna Healthcare's long-duration premium revenues are associated with contracts that provide coverage greater than one year or are guaranteed to be renewed at the option of the policyholder beyond one year. Benefits and expenses are matched with premiums.

Revenue for universal life products is recognized as follows:

- Investment income on assets supporting universal life products is recognized in Net investment income as earned.
- Charges for mortality, administration and policy surrender are recognized in Premiums as earned. Administrative fees are considered earned when services are provided.

Benefits and expenses for universal life products consist of benefit claims in excess of policyholder account balances and income earned by policyholders. Expenses are recognized when claims are incurred and income is credited to policyholders in accordance with contract provisions.

The unrecognized portion of premiums received is recorded as unearned premiums included in Insurance and contractholder liabilities (current and non-current) (see Note 10 to the Consolidated Financial Statements for further information).

I. Fees and Related Expenses

The majority of the Company's service fees are derived from administrative services only ("ASO") arrangements, fee-for-service clinical solutions, Wholesale Marketplace Drug Formulary Management services, health benefit management services and administration of services to specialty pharmacy manufacturers.

ASO arrangements allow plan sponsors to self-fund claims and assume the risk of medical or other benefit costs. Most of the Company's ASO arrangements are for medical and specialty solutions, including pharmacy benefits. Generally, the Company's ASO arrangements are short-term. Contract modifications typically occur on renewal and are prospective in nature.

In return for fees from these clients, the Company provides access to our participating provider networks and other services supporting benefit management, including claims administration, behavioral health services, disease management, utilization management and cost containment programs. In general, the Company considers these services to be a combined performance obligation to provide cost effective administration of plan benefits over the contract period. Fees are billed, due and recognized monthly at contracted rates based on current membership or utilization. This recognition pattern aligns with the benefits from services provided to clients. These revenues are reported in Fees and other revenues in the Consolidated Statements of Income.

The Company may also provide performance guarantees that provide potential refunds to clients if certain service standards, clinical outcomes or financial metrics are not met. If these standards, outcomes and metrics are not met, the Company may be financially at risk up to a stated percentage of the contracted fee or a stated dollar amount. The Company defers revenue by recording a liability for estimated payouts associated with these guarantees within Accrued expenses and other liabilities. The amount of revenue deferred is estimated for each type of guarantee using either a most likely amount or expected value method depending on the nature of the guarantee and the information available to estimate refunds. Estimates are refined each reporting period as additional information on the Company's performance becomes available and upon final reconciliation and settlement following the guarantee period. Amounts accrued and paid for these performance guarantees during the reporting periods were not material.

Expenses associated with administrative programs and services are recognized as incurred in Selling, general and administrative expenses.

The Company also earns revenue, as part of its integrated pharmacy benefits performance obligation, by offering fee-for-service clinical solutions to our clients, such as drug utilization management and medication adherence counseling. These clinical programs help clients to drive better health outcomes at a lower cost by identifying and addressing potentially unsafe or wasteful prescribing, dispensing and utilization of prescription drugs and communicating with, or supporting communications with physicians, pharmacies and patients. Fees are billed, due and recognized at contracted rates either on a periodic basis or as services are provided. This recognition pattern aligns with the benefits from services provided. These revenues are reported in Fees and other revenues in the Consolidated Statements of Income. Direct costs associated with these programs are recognized in Pharmacy and other service costs, and other related expenses are recorded as incurred in Selling, general and administrative expenses.

The Company earns fees from our Wholesale Marketplace Drug Formulary Management services. These services include either our drug formulary administrative service arrangements or our formulary processing arrangements. Drug formulary administrative services may include formulary consultation, administration of rebate contracts, rebate submission, collection from drug manufacturers and the distribution of rebates to clients. Services may also include facilitating audits of data submissions and reporting of rebates to clients. Clients agree to pay administrative fees that are billed, due and recognized at contracted rates as services are performed. These revenues are reported gross in Fees and other revenues and associated costs are reported in Pharmacy and other service costs in the Consolidated Statements of Income. For certain other clients in our formulary processing arrangements, the Company does not control the right to retain rebates before they are transferred to the client for services performed. Clients agree to allow the Company to retain a portion of each rebate collected in exchange for formulary processing services provided. These drug formulary service and administrative fee revenues are reported net in Fees and other revenues in the Consolidated Statements of Income. Revenue is recognized as rebates are processed.

The Company also earns fees by providing health benefit management solutions that drive cost reductions and improve quality outcomes. Clients are primarily sponsors of health benefit plans and fees may be stated as a per-member-per-month fee or as a per-claim fee. The Company considers the services to be a single performance obligation to stand ready to provide utilization management services over the contract period (generally three years). In certain arrangements, the Company assumes the financial obligation for third-party provider costs for medical services provided to the health plan's customers. Fees are recorded gross in Fees and other revenues in the Consolidated Statements of Income because the Company is acting as a principal in arranging for and controlling the services provided by third-party network providers. Contractual fees vary based on enrollment and provider costs and are billed, due and recognized monthly. Direct costs associated with these programs are recognized in Pharmacy and other service costs, and other related expenses are recorded in Selling, general and administrative expenses as incurred.

Certain health benefit management contracts require the Company to share the results of medical cost experience that differ from specified targets. This variable consideration is estimated at contract inception and adjusted through the contract period. The estimated profits and costs are recognized net in Fees and other revenues.

The Company also earns other service fees related to administrating services to specialty pharmacy manufacturers that are recorded in Fees and other revenues in the Consolidated Statements of Income. These revenues are billed, due and recognized at contracted rates as services are provided.

Note 3 – Accounts Receivable, Net

Accounting policy. We bill pharmaceutical manufacturers based on management's interpretation of contractual terms and estimate a contractual allowance based on the best information available at the time a claim is processed. Contractual allowances for certain rebates receivable from pharmaceutical manufacturers are determined by reviewing payment experience and specific known items that could be adjusted under contract terms. The Company's estimation process for contractual allowances for pharmaceutical manufacturer receivables generally results in an allowance for balances outstanding greater than 90 days.

Contractual allowances for certain receivables from third-party payors are based on their contractual terms and are estimated based on the Company's best information available at the time revenue is recognized.

Discounts and claims adjustments issued to customers in the form of client credits and other non-credit adjustments are based on the current status of each customer's receivable balance, current economic and market conditions and a variety of other factors, including the length of time the receivables are past due, the financial health of customers and our past experience.

The allowance for expected credit losses for current accounts receivable is based primarily on past collections experience relative to the length of time receivables are past due; however, when available evidence reasonably supports an assumption that counterparty credit risk over the expected payment period will differ from current and historical payment collections, a forecasting adjustment is reflected in the allowance for expected credit losses.

Receivables and any associated allowance are written off only when all collection attempts have failed and such amounts are determined unrecoverable. We regularly review the adequacy of these allowances based on a variety of factors, including age of the outstanding receivable and collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted.

The Company's accounts receivable include amounts due from pharmaceutical manufacturers, clients, third-party payors and customers, and are presented net of allowances. These balances include:

- *Pharmaceutical manufacturers receivables -* amounts due from pharmaceutical manufacturers.
- *Noninsurance customer receivables -* amounts due from customers for noninsurance services, primarily pharmacy benefit management and ASO contracts.
- *Insurance customer receivables -* amounts due from customers under insurance and managed care contracts, primarily premiums receivable and amounts due from CMS.
- *Other receivables -* all other accounts receivable not included in the categories above.

The following amounts were included within Accounts receivable, net:

(In millions)	December 31, 2023		December 31, 2022
Pharmaceutical manufacturers receivables	$	8,169	$ 7,108
Noninsurance customer receivables		8,044	6,899
Insurance customer receivables		2,359	2,963
Other receivables		272	248
Total	$	18,844	
Accounts receivable, net classified as assets of businesses held for sale		(1,122)	
Total	$	17,722	$ 17,218

These receivables are reported net of our allowances of $3.7 billion as of December 31, 2023 and $1.9 billion as of December 31, 2022 as follows:

- Included in our Pharmaceutical manufacturers receivables are contractual allowances for certain rebates receivable with pharmaceutical manufacturers of $3.1 billion as of December 31, 2023 and $1.3 billion as of December 31, 2022.

- Included in our Noninsurance customer receivables are contractual allowances from third-party payors of $386 million as of December 31, 2023 and $336 million as of December 31, 2022 based upon the contractual payment terms.

- The remaining allowances of $219 million as of December 31, 2023 and $226 million as of December 31, 2022 include discounts and claims adjustments issued to customers in the form of client credits, an allowance for current expected credit losses and other non-credit adjustments.

The Company's allowance for current expected credit losses was $90 million as of December 31, 2023 and $86 million as of December 31, 2022.

Accounts Receivable Factoring Facility

In July 2023, the Company entered into an uncommitted factoring facility (the "Facility") under which certain accounts receivable may be sold on a non-recourse basis to a financial institution. The Facility's total capacity is $1.0 billion with an initial term of two years, followed by automatic one year renewal terms unless terminated by either party. The transactions under the Facility are accounted for as a sale and recorded as a reduction to accounts receivable in the Consolidated Balance Sheets because control of, and risk related to, the accounts receivable are transferred to the financial institution. Although the sale is made without recourse, we provide collection services related to the transferred assets. Amounts associated with this Facility are reflected within Net cash provided by operating activities in the Consolidated Statements of Cash Flows. Factoring fees paid under this Facility are reflected in Interest expense and other in the Consolidated Statements of Income.

For the year ended December 31, 2023, we sold $2.1 billion of accounts receivable under the Facility and factoring fees paid were not material. As of December 31, 2023, all sold accounts receivable have been collected from manufacturers, $515 million of which have not been remitted to the financial institution. Such amounts are recorded within Accrued expenses and other liabilities in the Consolidated Balance Sheets.

Note 4 – Supplier Finance Program

The Company facilitates a voluntary supplier finance program (the "Program") that provides suppliers the opportunity to sell their accounts receivable due from us (i.e., our payment obligations to the suppliers) to a financial institution, on a non-recourse basis, in order to be paid earlier than our payment terms require. The Cigna Group is not a party to the Program and agrees to commercial terms with its suppliers independently of their participation in the Program. Amounts due to suppliers that participate in the Program are generally paid within one month following the invoice date. A supplier's participation in the Program has no impact on the Company's payment terms and the Company has no economic interest in a supplier's decision to participate in the Program. The suppliers, at their sole discretion, determine which invoices, if any, to sell to the financial institution. No guarantees or pledged assets are provided by the Company or any of our subsidiaries under the Program.

As of December 31, 2023 and December 31, 2022, $1.5 billion and $1.3 billion, respectively, of the Company's outstanding payment obligations were confirmed as valid within the Program by the financial institution and are reflected in Accounts payable in the Consolidated Balance Sheets. The amounts confirmed as valid for both periods are predominately associated with one supplier. As of December 31, 2023, we have been informed by the financial institution that $298 million of the Company's outstanding payment obligations were voluntarily elected by suppliers to be sold to the financial institution under the Program.

Note 5 – Mergers, Acquisitions and Divestitures

A. **Investment in CarepathRx Health Systems Solutions**

In July 2023, Evernorth Health, Inc. acquired a minority interest in CarepathRx Health Systems Solutions ("CHSS"), a provider of integrated hospital pharmacy solutions to support patients across their complete health care journey. This equity method investment is reported in Other assets and the Company's share of CHSS' net income or loss is reported in Fees and other revenues. The purchase price has been allocated to the acquired tangible and intangible assets, including customer relationships, trade names, internal-use software and goodwill. Amortization of the acquired intangibles is included in Fees and other revenues. The Company's share of CHSS' net loss and amortization of acquired intangibles were immaterial for the year ended December 31, 2023.

The Company guaranteed $125 million of CHSS' credit facilities through July 2026. The fair value of the guarantee is reflected in other liabilities and is not material. The acquisition also includes separate put and call options to increase our ownership, which become exercisable annually beginning as early as April 2025. The net fair value of the options, determined using a Monte Carlo simulation, are not material and are included in Other non-current liabilities and Other assets, respectively.

B. Divestiture of International Businesses

In July 2022, the Company completed the sale of its life, accident and supplemental benefits businesses in six countries (Hong Kong, Indonesia, New Zealand, South Korea, Taiwan and Thailand) (the "Chubb transaction") for approximately $5.4 billion in cash and recognized a gain of $1.7 billion pre-tax ($1.4 billion after-tax), which included recognition of previously unrealized capital losses on investments sold and translation loss on foreign currencies. In 2023, we recorded immaterial adjustments to the sales price reflecting resolution of certain contractual matters. In December 2022, the Company also divested its ownership interest in a joint venture in Türkiye.

C. Integration and Transaction-related Costs

As part of our strategic plan, we incurred non-routine costs associated with the disposition and acquisition of certain businesses. In 2023, the Company incurred net costs related to the HCSC and Chubb transactions. In 2022 and 2021, the Company incurred costs related to the Chubb transaction, the sale of the Group Disability and Life business, the acquisition of MDLIVE and the terminated merger with Elevance Health, Inc. ("Elevance"), formerly known as Anthem, Inc. These costs were $45 million pre-tax ($35 million after-tax) for the year ended December 31, 2023, compared with $135 million pre-tax ($103 million after-tax) for the year ended December 31, 2022 and $169 million pre-tax ($71 million after-tax) for the year ended December 31, 2021. These costs consisted primarily of certain projects to separate or integrate the Company's systems, products and services, fees for legal, advisory and other professional services and certain employment-related costs. After-tax costs for the year ended December 31, 2021 included a tax benefit from the resolution of a tax matter related to the sold Group Disability and Life business.

Note 6 – Assets and Liabilities of Businesses Held for Sale

Accounting policy. The Company classifies assets and liabilities as held for sale ("disposal group") when management commits to a plan to sell the disposal group, the sale is probable within one year and the disposal group is available for immediate sale in its present condition. The Company considers various factors, particularly whether actions required to complete the plan indicate it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Assets held for sale are measured at the lower of carrying value or fair value less costs to sell. Any loss resulting from the measurement is recognized in the period the held-for-sale criteria are met. Conversely, gains are not recognized until the date of the sale. When the disposal group is classified as held for sale, depreciation and amortization for most long-lived assets ceases and the Company tests the assets for impairment. Deferred policy acquisition costs continue to be amortized.

In January 2024, the Company entered into the HCSC transaction for a total purchase price of approximately $3.3 billion cash, subject to applicable regulatory approvals and other customary closing conditions. The transaction is expected to close in the first quarter of 2025.

During the fourth quarter of 2023, the Company determined that the Medicare Advantage, Medicare Stand-Alone Prescription Drug Plans, Medicare Supplement and CareAllies businesses met the criteria to be classified as held for sale and aggregated and classified the assets and liabilities as held for sale in our Consolidated Balance Sheet as of December 31, 2023. The Company measured the assets and liabilities held for sale at estimated fair value less costs to sell and recognized an estimated loss of $1.5 billion pre-tax ($1.4 billion after-tax) that was included within (Loss) gain on sale of businesses in the Consolidated Statements of Income for the year ended December 31, 2023. The estimated loss on sale represents primarily asset write-downs and estimated costs to sell.

The assets and liabilities of businesses held for sale were as follows:

(In millions)	December 31, 2023
Cash and cash equivalents	$ 467
Investments	1,438
Accounts receivable, net	1,122
Other assets, including Goodwill [1]	2,963
Total assets of businesses held for sale	5,990
Insurance and contractholder liabilities	1,636
All other liabilities	1,059
Total liabilities of businesses held for sale	$ 2,695

[1] Includes Goodwill of $396 million.

Note 7 – Earnings Per Share

Accounting policy. The Company computes basic earnings per share using the weighted-average number of unrestricted common and deferred shares outstanding. Diluted earnings per share also includes the dilutive effect of outstanding employee stock options and restricted stock using the treasury stock method and the effect of strategic performance shares.

Basic and diluted earnings per share were computed as follows:

		For the Years Ended December 31,									
	2023			**2022**			**2021**				
(Shares in thousands, dollars in millions, except per share amounts)	**Basic**	**Effect of Dilution**	**Diluted**	**Basic**	**Effect of Dilution**	**Diluted**	**Basic**	**Effect of Dilution**	**Diluted**		
Shareholders' net income	$ 5,164		$ 5,164	$ 6,704		$ 6,704	$ 5,370		$ 5,370		
Shares:											
Weighted average	293,892		293,892	309,546		309,546	337,962		337,962		
Common stock equivalents		2,990	2,990		3,519	3,519		3,004	3,004		
Total shares	293,892	2,990	296,882	309,546	3,519	313,065	337,962	3,004	340,966		
Earnings per share	$ 17.57	$ (0.18)	$ 17.39	$ 21.66	$ (0.25)	$ 21.41	$ 15.89	$ (0.14)	$ 15.75		

Amounts reflected above for the years ended December 31, 2022 and 2021 have been restated to reflect the impact of adopting amended accounting guidance for long-duration insurance contracts (discussed in Note 2 to the Consolidated Financial Statements).

The following outstanding employee stock options were not included in the computation of diluted earnings per share because their effect was anti-dilutive:

	For the Years Ended December 31,		
(In millions)	**2023**	**2022**	**2021**
Anti-dilutive options	0.9	1.0	1.5

90

Note 8 – Debt

The outstanding amounts of debt (net of issuance costs, discounts or premiums) and finance leases were as follows:

(In millions)	December 31, 2023	December 31, 2022
Short-term debt		
Commercial paper	$ 1,237	$ —
$17 million, 8.300% Notes due January 2023	—	17
$63 million, 7.650% Notes due March 2023	—	63
$700 million, Floating Rate Notes due July 2023	—	700
$1,000 million, 3.000% Notes due July 2023	—	994
$1,187 million, 3.750% Notes due July 2023	—	1,186
$500 million, 0.613% Notes due March 2024	500	—
$1,000 million, 3.500% Notes due June 2024 [1]	996	—
Other, including finance leases	42	33
Total short-term debt	$ 2,775	$ 2,993
Long-term debt		
$500 million, 0.613% Notes due March 2024	$ —	$ 499
$1,000 million, 3.500% Notes due June 2024	—	990
$900 million, 3.250% Notes due April 2025 [2]	882	872
$2,200 million, 4.125% Notes due November 2025 [1]	2,197	2,195
$1,500 million, 4.500% Notes due February 2026 [1]	1,502	1,503
$800 million, 1.250% Notes due March 2026 [1]	798	797
$700 million, 5.685% Notes due March 2026	698	—
$1,500 million, 3.400% Notes due March 2027	1,450	1,436
$259 million, 7.875% Debentures due May 2027	259	259
$600 million, 3.050% Notes due October 2027 [1]	597	597
$3,800 million, 4.375% Notes due October 2028	3,787	3,785
$1,500 million, 2.400% Notes due March 2030 [1]	1,493	1,492
$1,500 million, 2.375% Notes due March 2031 [2]	1,397	1,380
$45 million, 8.080% Step Down Notes due January 2033 [3]	45	45
$800 million, 5.400% Notes due March 2033	794	—
$190 million, 6.150% Notes due November 2036	190	190
$2,200 million, 4.800% Notes due August 2038	2,193	2,192
$750 million, 3.200% Notes due March 2040	744	743
$121 million, 5.875% Notes due March 2041	119	119
$448 million, 6.125% Notes due November 2041	487	488
$317 million, 5.375% Notes due February 2042	315	315
$1,500 million, 4.800% Notes due July 2046	1,467	1,466
$1,000 million, 3.875% Notes due October 2047	989	989
$3,000 million, 4.900% Notes due December 2048	2,970	2,968
$1,250 million, 3.400% Notes due March 2050	1,237	1,236
$1,500 million, 3.400% Notes due March 2051	1,479	1,478
Other, including finance leases	66	66
Total long-term debt	$ 28,155	$ 28,100

[1] Included in the February 2024 debt tender offers discussed below.
[2] The Company has entered into interest rate swap contracts hedging a portion of these fixed-rate debt instruments. See Note 12 to the Consolidated Financial Statements for further information about the Company's interest rate risk management and these derivative instruments.
[3] Interest rate step down to 8.080% effective January 15, 2023.

Short-term and Credit Facilities Debt

Revolving Credit Agreements. Our revolving credit agreements provide us with the ability to borrow amounts for general corporate purposes, including providing liquidity support if necessary under our commercial paper program discussed below. As of December 31, 2023, there were no outstanding balances under these revolving credit agreements.

In April 2023, The Cigna Group entered into the following revolving credit agreements (the "Credit Agreements"):

- a $4.0 billion five-year revolving credit and letter of credit agreement that will mature in April 2028 with an option to extend the maturity date for additional one-year periods, subject to consent of the banks. The Company can borrow up to $4.0 billion under the credit agreement for general corporate purposes, with up to $500 million available for issuance of letters of credit.

- a $1.0 billion 364-day revolving credit agreement that will mature in April 2024. The Company can borrow up to $1.0 billion under the credit agreement for general corporate purposes. This agreement includes the option to "term out" any revolving loans that are outstanding at maturity by converting them into a term loan maturing on the one-year anniversary of conversion.

Each of the Credit Agreements include an option to increase commitments in an aggregate amount of up to $1.5 billion across both facilities for a maximum total commitment of $6.5 billion. The Credit Agreements allow for borrowings at either a base rate or an adjusted term Secured Overnight Funding Rate ("SOFR") plus, in each case, an applicable margin based on the Company's senior unsecured credit ratings.

Each of the two facilities is diversified among 21 large commercial banks, all of which had an A- equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization ("NRSRO") as of December 31, 2023. Each facility also contains customary covenants and restrictions, including a financial covenant that the Company's leverage ratio, as defined in the Credit Agreements, may not exceed 60% subject to certain exceptions upon the consummation of an acquisition.

The Credit Agreements replaced a prior $3.0 billion five-year revolving credit and letter of credit agreement maturing in April 2027; a $1.0 billion three-year revolving credit agreement maturing in April 2025; and a $1.0 billion 364-day revolving credit agreement maturing in April 2023.

Commercial Paper. Under our commercial paper program, we may issue short-term, unsecured commercial paper notes privately placed on a discounted basis through certain broker-dealers at any time not to exceed an aggregate amount of $5.0 billion. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. The net proceeds of issuances have been and are expected to be used for general corporate purposes. The weighted average interest rate of our commercial paper was 5.63% at December 31, 2023.

Long-term debt

Debt Issuance and Debt Tender Offers. On February 5, 2024, we issued $4.5 billion of new senior notes. The proceeds from this debt were used to pay the consideration for the cash tender offers as described below. We intend to use the remaining net proceeds to fund the repayment of our senior notes maturing in March 2024 and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock.

Concurrent with the debt issuance, we commenced tender offers to purchase for cash up to $2.25 billion in aggregate principal amount of outstanding notes, which included any and all of the $1.0 billion senior notes due June 2024. Following the early tender results, we increased the tender offers to up to $2.55 billion aggregate principal amount. On February 22, 2024, we purchased $1.8 billion principal amount of notes at early settlement of the tender offers. The tender offers will expire on March 5, 2024.

On March 7, 2023, the Company issued $1.5 billion of new senior notes. The proceeds of this issuance were used for general corporate purposes, and included repayment of outstanding debt securities. Interest on this debt is paid semi-annually.

Principal	Maturity Date	Interest Rate	Net Proceeds
$700 million [1]	March 15, 2026	5.685%	$698 million
$800 million [2]	March 15, 2033	5.400%	$796 million

[1] *Redeemable at any time discounted at the U.S. Treasury rate plus 20 basis points. Redeemable at par on or after March 15, 2024.*
[2] *Redeemable at any time discounted at the U.S. Treasury rate plus 25 basis points. Redeemable at par on or after December 15, 2032.*

Debt Maturities. Maturities of outstanding long-term debt as of December 31, 2023 are as follows and exclude the impact of the 2024 debt issuance and debt tender offers described above:

(In millions)		Scheduled Maturities [1]
2024	$	1,500
2025	$	3,100
2026	$	3,000
2027	$	2,359
2028	$	3,800
Maturities after 2028	$	16,122

[1] *Long-term debt maturity amounts include current maturities of long-term debt. Finance leases are excluded from this table. See Note 21 - Leases for finance lease maturity amounts.*

Interest Expense

Interest expense on long-term and short-term debt was $1.4 billion in 2023 and $1.3 billion in both 2022 and 2021.

Debt Covenants

The Company was in compliance with its debt covenants as of December 31, 2023.

Note 9 – Common and Preferred Stock

The Cigna Group has a total of 25 million shares of $1 par value preferred stock authorized for issuance. No shares of preferred stock were outstanding at December 31, 2023, 2022 or 2021.

The following table presents the share activity of The Cigna Group:

	For the Years Ended December 31,		
(Shares in thousands)	2023	2022	2021
Common: Par value $0.01; 600,000 shares authorized			
Outstanding- January 1,	298,676	322,948	354,771
Net issued for stock option exercises and other benefit plans	1,619	3,173	3,375
Repurchased common stock	(7,791)	(27,445)	(35,198)
Outstanding- December 31,	292,504	298,676	322,948
Treasury stock	107,390	99,143	71,246
Issued- December 31,	399,894	397,819	394,194

Dividends

During 2023, 2022 and 2021, The Cigna Group declared quarterly cash dividends of $1.23, $1.12 and $1.00 per share of the Company's common stock, respectively.

The following table provides details of the Company's dividend payments:

Record Date	Payment Date	Amount per Share	Total Amount Paid *(in millions)*
2023			
March 8, 2023	**March 23, 2023**	**$1.23**	**$368**
June 7, 2023	**June 22, 2023**	**$1.23**	**$362**
September 6, 2023	**September 21, 2023**	**$1.23**	**$362**
December 6, 2023	**December 21, 2023**	**$1.23**	**$358**
2022			
March 9, 2022	March 24, 2022	$1.12	$357
June 8, 2022	June 23, 2022	$1.12	$352
September 7, 2022	September 22, 2022	$1.12	$341
December 6, 2022	December 21, 2022	$1.12	$334
2021			
March 10, 2021	March 25, 2021	$1.00	$345
June 8, 2021	June 23, 2021	$1.00	$342
September 8, 2021	September 23, 2021	$1.00	$330
December 7, 2021	December 22, 2021	$1.00	$324

On February 2, 2024, the Board of Directors declared the first quarter cash dividend of $1.40 per share of The Cigna Group common stock to be paid on March 21, 2024 to shareholders of record on March 6, 2024. The Company currently intends to pay regular quarterly dividends, with future declarations subject to approval by its Board of Directors and the Board's determination that the declaration of dividends remains in the best interests of The Cigna Group and its shareholders. The decision of whether to pay future dividends and the amount of any such dividends will be based on the Company's financial position, results of operations, cash flows, capital requirements, the requirements of applicable law and any other factors the Board may deem relevant.

Accelerated Share Repurchase Agreements

In February 2024, as part of our existing share repurchase program, we entered into separate accelerated share repurchase agreements ("2024 ASR agreements") with Deutsche Bank AG and Bank of America, N.A. (collectively, the "2024 Counterparties") to repurchase $3.2 billion of common stock in aggregate. We remitted $3.2 billion to the 2024 Counterparties and received an initial delivery of approximately 7.6 million shares of our common stock on February 15, 2024 representing $2.6 billion of the total remitted. The final number of shares to be received under the ASR agreements will be determined based on the daily volume-weighted average share price of our common stock over the term of the agreements, less a discount and subject to adjustments pursuant to the terms and conditions of the ASR agreements. We expect final settlement under the ASR agreements to occur in the second quarter of 2024. At final settlement, we may be entitled to receive additional shares of our common stock from the Counterparties or we may be required to make a payment. If we are obligated to make a payment, we may elect to satisfy such obligation in cash or shares of our common stock.

In June 2022, as part of our existing share repurchase program, we entered into separate accelerated share repurchase agreements ("2022 ASR agreements") with Mizuho Markets Americas LLC and Morgan Stanley & Co. LLC (collectively, the "2022 Counterparties") to repurchase $3.5 billion of common stock in aggregate. In July 2022, we remitted $3.5 billion to the 2022 Counterparties and received an initial delivery of 10.4 million shares of our common stock representing $2.8 billion of the total remitted. Upon final settlement of the 2022 ASR agreements in November 2022, we received an additional 1.9 million shares of our common stock for no additional consideration as the value of this stock was held back by the 2022 Counterparties pending final settlement of the agreements. The total number of shares of our common stock repurchased under the 2022 ASR agreements was 12.3 million based on an average daily volume-weighted average share price of our common stock over the term of the agreements, less a discount, of $285.10 per share.

Note 10 – Insurance and Contractholder Liabilities

A. Account Balances – Insurance and Contractholder Liabilities

The Company's insurance and contractholder liabilities were comprised of the following:

(In millions)	December 31, 2023			December 31, 2022		
	Current	Non-current	Total	Current	Non-current	Total
Unpaid claims and claim expenses						
Cigna Healthcare	$ 5,017	$ 75	$ 5,092	$ 4,117	$ 59	$ 4,176
Other Operations	99	154	253	107	177	284
Future policy benefits						
Cigna Healthcare	97	518	615	43	544	587
Other Operations	163	3,375	3,538	150	3,442	3,592
Contractholder deposit funds						
Cigna Healthcare	12	133	145	14	157	171
Other Operations	362	6,178	6,540	351	6,358	6,709
Market risk benefits	37	966	1,003	51	1,217	1,268
Unearned premiums	846	22	868	576	22	598
Total	6,633	11,421	18,054			
Insurance and contractholder liabilities classified as liabilities of businesses held for sale [(1)]	(1,119)	(517)	(1,636)			
Total insurance and contractholder liabilities	$ 5,514	$ 10,904	$ 16,418	$ 5,409	$ 11,976	$ 17,385

[(1)] *Amounts classified as liabilities of businesses held for sale include $823 million of Unpaid claims, $429 million of Future policy benefits, $261 million of Unearned premiums and $123 million of Contractholder deposit funds as of December 31, 2023.*

Insurance and contractholder liabilities expected to be paid within one year are classified as current. The Company adopted amended accounting guidance for long-duration insurance contracts on January 1, 2023, discussed further in Note 2 to the Consolidated Financial Statements, which resulted in restatement of prior period amounts. Additionally, see below updated accounting policies and incremental disclosures associated with future policy benefits (Note 10C), contractholder deposit funds (Note 10D), and market risk benefits (Note 10E).

Accounting policy - Unearned Premium. The unrecognized portion of premiums received is recorded as unearned premiums included in Insurance and contractholder liabilities (current and non-current).

The Company evaluates certain insurance contracts subject to premium deficiency testing and recognizes a premium deficiency loss and corresponding reserve when expected claims costs, claims adjustment expenses, maintenance costs, and unamortized acquisition costs exceed unearned premium. Anticipated investment income is considered in the calculation of premium deficiency.

B. Unpaid Claims and Claim Expenses – Cigna Healthcare

This liability reflects estimates of the ultimate cost of claims that have been incurred but not reported, expected development on reported claims, claims that have been reported but not yet paid (reported claims in process) and other medical care expenses and services payable that are primarily comprised of accruals for incentives and other amounts payable to health care professionals and facilities.

Accounting policy. The Company uses actuarial principles and assumptions that are consistently applied each reporting period and recognizes the actuarial best estimate of the ultimate liability along with a margin for adverse deviation. This approach is consistent with actuarial standards of practice that the liabilities be adequate under moderately adverse conditions.

The Company compares key assumptions used to establish the medical costs payable to actual experience for each reporting period. The unpaid claims liability is adjusted through current period Shareholders' net income when actual experience differs from these assumptions. Additionally, the Company evaluates expected future developments and emerging trends that may impact key assumptions. The process used to determine this liability requires the Company to make critical accounting estimates that involve considerable judgment, reflecting the variability inherent in forecasting future claim payments. These estimates are highly sensitive to changes in the Company's key assumptions, specifically completion factors and medical cost trend.

The liability is primarily calculated using "completion factors" developed by comparing the claim incurral date to the date claims were paid. Completion factors are impacted by several key items including changes in: 1) electronic (auto-adjudication) versus manual claim processing; 2) frequency and timeliness of provider claims submissions; 3) number of customers and 4) the mix of products. The Company uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. The Company estimates the liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claims data. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period.

The Company relies more heavily on medical cost trend analysis that reflects expected claim payment patterns and other relevant operational considerations for more recent months. Medical cost trend is primarily impacted by medical service utilization and unit costs that are affected by changes in the level and mix of health benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior.

The total of incurred but not reported liabilities plus expected development on reported claims and reported claims in process was $4.8 billion at December 31, 2023 and $3.9 billion at December 31, 2022.

Activity, net of intercompany transactions, in the unpaid claims liability for the Cigna Healthcare segment was as follows:

	For the Years Ended December 31,		
(In millions)	2023	2022	2021
Beginning balance	$ 4,176	$ 4,261	$ 3,695
Less: Reinsurance and other amounts recoverable	221	261	237
Beginning balance, net	3,955	4,000	3,458
Incurred costs related to:			
Current year	35,953	31,342	31,755
Prior years	(279)	(259)	(219)
Total incurred	35,674	31,083	31,536
Paid costs related to:			
Current year	31,322	27,583	27,929
Prior years	3,451	3,545	3,065
Total paid	34,773	31,128	30,994
Ending balance, net	4,856	3,955	4,000
Add: Reinsurance and other amounts recoverable	236	221	261
Ending balance [1]	$ 5,092	$ 4,176	$ 4,261

[1] Includes $823 million classified as liabilities of businesses held for sale as of December 31, 2023.

Reinsurance and other amounts recoverable reflect amounts due from reinsurers and policyholders to cover incurred but not reported and pending claims of certain business for which the Company administers the plan benefits without any right of offset. See Note 11 to the Consolidated Financial Statements for additional information on reinsurance.

Variances in incurred costs related to prior years' unpaid claims and claim expenses that resulted from the differences between actual experience and the Company's key assumptions were as follows:

	For the Years Ended December 31,			
	2023		2022	
(Dollars in millions)	$	% [1]	$	% [2]
Actual completion factors	$ 70	0.2 %	$ 62	0.2 %
Medical cost trend	209	0.7	197	0.6
Total favorable variance	$ 279	0.9 %	$ 259	0.8 %

[1] Percentage of current year incurred costs as reported for the year ended December 31, 2022.
[2] Percentage of current year incurred costs as reported for the year ended December 31, 2021.

Favorable prior year development in both years reflects lower than expected utilization of medical services as compared to our assumptions.

The following table depicts the incurred and paid claims development and unpaid claims liability as of December 31, 2023 (net of reinsurance) reported in the Cigna Healthcare segment. The information about incurred and paid claims development for the year ended December 31, 2022 is presented as supplementary information and is unaudited.

| | Incurred Costs | | |
| | 2022 (Unaudited) | 2023 | Unpaid Claims & Claim Expenses |
Incurral Year			
(In millions)			
2022	$ 30,309	$ 30,050	209
2023		34,878	4,498
Cumulative incurred costs for the periods presented		$ 64,928	

| | Cumulative Costs Paid | |
| | 2022 (Unaudited) | 2023 |
Incurral Year		
(In millions)		
2022	$ 26,687	$ 29,841
2023		30,380
Cumulative paid costs for the periods presented		$ 60,221
Outstanding liabilities for the periods presented, net of reinsurance		$ 4,707
Other long-duration liabilities not included in development table above		149
Net unpaid claims and claims expenses - Cigna Healthcare		4,856
Reinsurance and other amounts recoverable		236
Unpaid claims and claim expenses - Cigna Healthcare		$ 5,092

Incurred claims do not typically remain outstanding for multiple years; more than 95% of health claims incurred in a year are paid by the end of the following year.

There is no single or common claim frequency metric used in the health care industry. The Company believes a relevant metric for its health insurance business is the number of customers for whom an insured medical claim was paid. Customers for whom no insured medical claim was paid are excluded from the calculation. Claims that did not result in a liability are not included in the frequency metric. The claim frequency for 2023 and 2022 was approximately 5.5 million and 5.0 million, respectively.

C. Future Policy Benefits

Accounting Policy. Future policy benefits represent the present value of estimated future obligations, estimated using actuarial methods, for long-duration insurance policies and annuity products currently in force, consisting primarily of reserves for annuity contracts, life insurance benefits, and certain supplemental health products that are guaranteed renewable beyond one year.

Contracts are grouped at a level no higher than issue year, based on the original contract issue date, and at lower levels of disaggregation within each issue year for certain businesses to reflect factors including product type, plan type and currency. Management estimates these obligations based on assumptions for premiums, interest rates, mortality or morbidity, future claim adjudication expenses and surrenders. Mortality, morbidity and surrender assumptions are based on the Company's own experience and published actuarial tables, and are updated at least annually, to the extent changes in circumstances require. Interest rate assumptions are based on market-level yields for low credit risk fixed income instruments ("upper-medium grade fixed income instrument"). For interest accretion purposes, interest rates are fixed at the year of the cohort's inception, however for purposes of liability measurement, are updated to the current rate quarterly, with all changes in the interest rate from inception to current period reported through Accumulated other comprehensive loss. For contracts issued domestically, we use observable inputs from a published spot rate curve for terms up to 30 years and extrapolate for longer terms using a constant forward rate approach. For contracts issued by foreign operating entities with functional currencies other than the U.S. dollar, we use observable inputs to approximate a risk free rate and add a credit spread adjustment to align with a low-credit risk fixed income instrument. For terms beyond the last observable risk free rates, which vary by international market, we extrapolate to the ultimate forward rate assuming a constant credit spread.

For the annuity business, the premium paying period is shorter than the benefit coverage period, and a deferred profit liability is reported in future policy benefits representing gross premium received in excess of net premiums. Deferred profit liability is amortized based on expected future benefit payments.

As of December 31, 2023, approximately 34% of the liability for future policy benefits, excluding amounts held for sale, was supported by assets in trust for the benefit of the ceding company under reinsurance agreements.

Cigna Healthcare

The weighted average interest rates applied and duration for future policy benefits in the Cigna Healthcare segment, consisting primarily of supplemental health products including individual Medicare supplement, limited benefit health products and individual private medical insurance, were as follows:

	As of	
	December 31, 2023	December 31, 2022
Interest accretion rate	2.54 %	2.58 %
Current discount rate	4.92 %	5.57 %
Weighted average duration	7.9 years	7.7 years

The net liability for future policy benefits for the segment's supplemental health products represents the present value of benefits expected to be paid to policyholders, net of the present value of expected net premiums, which is the portion of expected future gross premium expected to be collected from policyholders that is required to provide for all expected future benefits and expenses. The present values of expected net premiums and expected future policy benefits for the Cigna Healthcare segment are as follows:

	For the Years Ended December 31,	
(In millions)	2023	2022
Present value of expected net premiums		
Beginning balance	$ 8,557	$ 9,314
Reversal of effect of beginning of period discount rate assumptions	1,537	(367)
Effect of assumption changes and actual variances from expected experience [1]	314	1,286
Issuances and lapses	1,255	1,067
Net premiums collected	(1,370)	(1,280)
Interest and other [2]	94	74
Ending balance at original discount rate	10,387	10,094
Effect of end of period discount rate assumptions	(1,154)	(1,537)
Ending balance [3]	$ 9,233	$ 8,557
Present value of expected policy benefits		
Beginning balance	$ 8,945	$ 9,794
Reversal of effect of discount rate assumptions	1,611	(379)
Effect of assumption changes and actual variances from expected experience [1]	112	1,148
Issuances and lapses	1,309	1,176
Benefit payments	(1,374)	(1,401)
Interest and other [2]	250	218
Ending balance at original discount rate	10,853	10,556
Effect of discount rate assumptions	(1,220)	(1,611)
Ending balance [4]	$ 9,633	$ 8,945
Liability for future policy benefits	$ 400	$ 388
Other [5]	215	199
Total liability for future policy benefits [6][7]	$ 615	$ 587

[1] Includes the effect of actual variances from expectations, which (decreased)/increased the total liability for future policy benefits by $(12) million and $46 million, respectively, for the years ended December 31, 2023 and December 31, 2022.

[2] Includes the foreign exchange rate impact of translating from transactional and functional currency to United States dollar and the impact of flooring the liability at zero. The flooring impact is calculated at the cohort level after discounting the reserves at the current discount rate.

[3] As of December 31, 2023 and December 31, 2022 undiscounted expected future gross premiums were $18.7 billion and $17.5 billion, respectively. As of December 31, 2023 and December 31, 2022 discounted expected future gross premiums were $13.5 billion and $12.2 billion, respectively.

[4] As of December 31, 2023 and December 31, 2022, undiscounted expected future policy benefits were $13.3 billion and $12.7 billion, respectively.

[5] The liability for future policyholder benefits includes immaterial businesses shown as reconciling items above, most of which are in run-off.

[6] $72 million and $155 million reported in Reinsurance recoverables in the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022, respectively, relate to the liability for future policy benefits. Additionally, $79 million of reinsurance recoverables are reported in assets of businesses held for sale in the Consolidated Balance Sheets as of December 31, 2023.

[7] Includes $429 million of future policy benefits classified as liabilities of businesses held for sale in the Consolidated Balance Sheets as of December 31, 2023.

Other Operations

The weighted average interest rates applied and duration for future policy benefits in Other Operations, consisting of annuity and life insurance products, were as follows:

	As of	
	December 31, 2023	December 31, 2022
Interest accretion rate	5.64 %	5.64 %
Current discount rate	4.87 %	5.19 %
Weighted average duration	11.4 years	11.5 years

Obligations for annuities represent discounted periodic benefits to be paid to an individual or groups of individuals over their remaining lives. Other Operations' traditional insurance contracts, which are in run-off, have no premium remaining to be collected;

therefore, future policy benefit reserves represent the present value of expected future policy benefits, discounted using the current discount rate, and the remaining amortizable deferred profit liability.

Future policy benefits for Other Operations includes deferred profit liability of $384 million and $390 million as of December 31, 2023 and December 31, 2022, respectively. Future policy benefits excluding deferred profit liability were $3.2 billion as of both December 31, 2023 and December 31, 2022, and $4.3 billion as of December 31, 2021. These balances exclude amounts classified as liabilities of businesses held for sale of $3.8 billion as of December 31, 2021. The change in future policy benefits reserves year-to-date was primarily driven by changes in the current discount rate.

Undiscounted expected future policy benefits were $4.5 billion as of December 31, 2023 and $4.6 billion as of December 31, 2022. As of December 31, 2023 and December 31, 2022, $1.0 billion and $1.1 billion, respectively, of the future policy benefit reserve was recoverable through treaties with external reinsurers.

D. Contractholder Deposit Funds

Accounting Policy. Liabilities for contractholder deposit funds primarily include deposits received from customers for investment-related and universal life products as well as investment earnings on their fund balances in Other Operations. These liabilities are adjusted to reflect administrative charges and, for universal life fund balances, mortality charges. Interest credited on these funds is accrued ratably over the contract period.

Contractholder deposit fund liabilities within Other Operations were $6.5 billion, $6.7 billion and $6.9 billion as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively. Approximately 39% of the balance is reinsured externally as of both December 31, 2023 and December 31, 2022. Activity in these liabilities is presented net of reinsurance in the Consolidated Statements of Cash Flows. The net year-to-date decrease in contractholder deposit fund liabilities generally relates to withdrawals and benefit payments from contractholder deposit funds, partially offset by deposits and interest credited to contractholder deposit funds.

As of December 31, 2023, the weighted average crediting rate, net amount at risk and cash surrender value for contractholder deposit fund liabilities not effectively exited through reinsurance were 3.31%, $3.0 billion and $2.8 billion, respectively. The comparative amounts as of December 31, 2022 were 3.08%, $3.0 billion and $2.4 billion, respectively. More than 99% of the $4.0 billion liability as of December 31, 2023 and the $4.1 billion liability as of December 31, 2022 not reinsured externally is for contracts with guaranteed interest rates of 3% - 4%, and approximately $1.2 billion represented contracts with policies at the guarantee. At both of these same period ends, $1.2 billion was 50-150 basis points ("bps") above the guarantee and the remaining $1.6 billion as of December 31, 2023 and $1.7 billion as of December 31, 2022 represented contracts above the guarantee that pay the policyholder based on the greater of a guaranteed minimum cash value or the actual cash value. More than 90% of these contracts have actual cash values of at least 110% of the guaranteed cash value.

E. Market Risk Benefits

Liabilities for market risk benefits consist of variable annuity reinsurance contracts (formerly referred to as GMDB and GMIB contracts) in Other Operations. These liabilities arise under annuities and riders to annuities written by ceding companies that guarantee the benefit received at death and, for a subset of policies, also provide contractholders the option, within 30 days of a policy anniversary after the appropriate waiting period, to elect minimum income payments. The Company's capital market risk exposure on variable annuity reinsurance contracts arises when the reinsured guaranteed minimum benefit exceeds the contractholder's account value in the related underlying mutual funds at the time the insurance benefit is payable under the respective contract. The Company receives and pays premium periodically based on the terms of the reinsurance agreements.

Accounting Policy. Variable annuity reinsurance liabilities are measured as MRBs at fair value, net of nonperformance risk, with fluctuations in value gross of reinsurer nonperformance risk reported in benefit expenses, while fluctuations in the Company's own nonperformance risk (own credit risk) are reported in Accumulated other comprehensive loss. Nonperformance risk reflects risk that a party might default and therefore not fulfill its obligations (i.e. nonpayment risk). The nonperformance risk adjustment reflects a market participant's view of nonpayment risk by adding an additional spread to the discount rate in the calculation of both (a) the variable annuity reinsurance liabilities to be paid by the Company and (b) the variable annuity reinsurance assets to be paid by the reinsurers, after considering collateral. The Company classifies variable annuity assets and liabilities in Level 3 of the fair value hierarchy described in Note 13 to the Consolidated Financial Statements because assumptions related to future annuitant behavior are largely unobservable. As discussed further in Note 11 to the Consolidated Financial Statements, due to the reinsurance agreements covering these liabilities, the liabilities do not generally impact net income except for the change in nonperformance risk on the reinsurance recoverable, which is reported in benefit expenses and does not offset the nonperformance risk valuation on the liability. Variable annuity liabilities are established using capital market assumptions and assumptions related to future annuitant behavior (including mortality, lapse and annuity election rates).

Market risk benefits activity was as follows:

(Dollars in millions)	For the Years Ended December 31,		
		2023	2022
Balance, beginning of year	$	1,268 $	1,824
Balance, beginning of year, before the effect of nonperformance risk (own credit risk)		1,379	1,949
Changes due to expected run-off		(19)	(54)
Changes due to capital markets versus expected		(254)	(567)
Changes due to policyholder behavior versus expected		(5)	(14)
Assumption changes		(16)	65
Balance, end of period, before the effect of changes in nonperformance risk (own credit risk)		1,085	1,379
Nonperformance risk (own credit risk), end of period		(82)	(111)
Balance, end of period	$	1,003 $	1,268
Reinsured market risk benefit, end of period	$	1,081 $	1,374

The following table presents the account value, net amount at risk, average attained age of contractholders (weighted by exposure) and the number of contractholders for guarantees assumed by the Company. The net amount at risk is the amount that the Company would have to pay to contractholders if all deaths or annuitizations occurred as of the earliest possible date in accordance with the insurance contract. As of December 31, 2023, the account value increased primarily due to favorable equity market performance, which resulted in an decrease to the net amount at risk. The Company should be reimbursed in full for these payments unless the Berkshire reinsurance limit is exceeded.

(Dollars in millions, excludes impact of reinsurance ceded)	December 31, 2023		December 31, 2022
Account value	$	7,736 $	7,436
Net amount at risk	$	1,609 $	2,494
Average attained age of contractholders (weighted by exposure)		77.3 years	74.7 years
Number of contractholders (estimated)		140,000	150,000

Note 11 – Reinsurance

The Company's insurance subsidiaries enter into agreements with other insurance companies to limit losses from large exposures and to permit recovery of a portion of incurred losses. Reinsurance is ceded primarily in acquisition and disposition transactions when the underwriting company is not being acquired. Reinsurance does not relieve the originating insurer of liability. Therefore, reinsured liabilities must continue to be reported along with the related reinsurance recoverables. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of its credit risk.

A.   Reinsurance Recoverables

Accounting policy. Reinsurance recoverables represent amounts due from reinsurers for both paid and unpaid claims of the Company's insurance businesses. The Company bears the risk of loss if its reinsurers and retrocessionaires do not meet or are unable to meet their reinsurance obligations to the Company. Most reinsurance recoverables are classified as non-current assets. The current portion of reinsurance recoverables is reported in Other current assets and consists primarily of recoverables on paid claims expected to be settled within one year. Reinsurance recoverables are presented net of allowances, consisting primarily of an allowance for expected credit losses which is recognized on reinsurance recoverable balances each period and adjusted through Medical costs and other benefit expenses. Estimates of the allowance for expected credit losses are based on internal and external data used to develop expected loss rates over the anticipated duration of the recoverable asset that vary by external credit rating and collateral level.

The majority of the Company's reinsurance recoverables resulted from acquisition and disposition transactions in which the underwriting company was not acquired. The Company reviews its reinsurance arrangements and establishes reserves against the recoverables.

The Company's reinsurance recoverables as of December 31, 2023 are presented at amount due by range of external credit rating and collateral level in the following table, with reinsurance recoverables that are market risk benefits separately presented at fair value:

(In millions)	Fair value of collateral contractually required to meet or exceed carrying value of recoverable	Collateral provisions exist that may mitigate risk of credit loss [2]	No collateral	Total
Ongoing Operations				
A- equivalent and higher current ratings [1]	$ —	$ —	$ 90	$ 90
BBB- to BBB+ equivalent current credit ratings [1]	—	—	59	59
Not rated	151	5	182	338
Total recoverables related to ongoing operations	151	5	331	487
Acquisition, disposition or run-off activities				
BBB+ equivalent and higher current ratings [1]				
Lincoln National Life and Lincoln Life & Annuity of New York	—	2,656	—	2,656
Empower Annuity Insurance Company	—	—	130	130
Prudential Insurance Company of America	341	—	—	341
Life Insurance Company of North America	—	356	—	356
Other	166	19	14	199
Not rated	—	7	4	11
Total recoverables related to acquisition, disposition or run-off activities	507	3,038	148	3,693
Total reinsurance recoverables before market risk benefits	$ 658	$ 3,043	$ 479	$ 4,180
Allowance for uncollectible reinsurance				(35)
Market risk benefits [3]				1,081
Total reinsurance recoverables [4]			$	5,226

[1] Certified by a NRSRO.

[2] Includes collateral provisions requiring the reinsurer to fully collateralize its obligation if its external credit rating is downgraded to a specified level.

[3] Prior to the adoption of LDTI, "acquisition, disposition or run-off activities" in the table above included Berkshire and certain Other recoverables that are related to the Company's variable annuity reinsurance products discussed in section B below. These amounts are now reported at fair market value as MRBs, as further discussed in Note 10 to the Consolidated Financial Statements. At December 31, 2022, we reported $711 million of recoverables related to the GMDB variable annuity reinsurance product. The restated December 31, 2022 variable annuity reinsurance recoverable balance is $1.4 billion, which also includes the GMIB variable annuity reinsurance product that was classified in Other assets prior to the adoption of LDTI.

[4] Includes $183 million of current reinsurance recoverables that are reported in Other current assets and $208 million of reinsurance recoverables classified as assets of businesses held for sale.

Collateral levels are defined internally based on the fair value of the collateral relative to the carrying amount of the reinsurance recoverable, the frequency at which collateral is required to be replenished and the potential for volatility in the collateral's fair value.

B. Effective Exit of Variable Annuity Reinsurance Business

The Company entered into an agreement with Berkshire to effectively exit the variable annuity reinsurance business via a reinsurance transaction in 2013. Variable annuity contracts are accounted for as assumed and ceded reinsurance and categorized as market risk benefits as discussed in Note 10 to the Consolidated Financial Statements. Berkshire reinsured 100% of the Company's future cash flows in this business, net of other reinsurance arrangements existing at that time. The reinsurance agreement is subject to an overall limit with approximately $3.1 billion remaining at December 31, 2023. As a result of the reinsurance transaction, amounts payable are offset by a corresponding reinsurance recoverable, provided the increased recoverable remains within the overall Berkshire limit.

(In millions)

Reinsurer [1]	December 31, 2023	December 31, 2022	Collateral and Other Terms at December 31, 2023
Berkshire	$ 873	$ 1,116	95% were secured by assets in a trust.
Sun Life Assurance Company of Canada	92	115	
Liberty Re (Bermuda) Ltd.	104	128	100% were secured by assets in a trust.
SCOR SE	31	39	80% were secured by a letter of credit.
Market risk benefits [2]	$ 1,100	$ 1,398	

[1] All reinsurers are rated A- equivalent and higher by an NRSRO.
[2] Includes IBNR and outstanding claims of $19 million. These amounts are excluded from market risk benefits at December 31, 2023 in Note 10 and Note 11A to the Consolidated Financial Statements. At December 31, 2022, IBNR and outstanding claims of $27 million offset by premium due of $3 million were excluded from the market risk benefits as restated due to the adoption of LDTI.

The impact of nonperformance risk (i.e., the risk that a counterparty might default) on the variable annuity reinsurance asset was immaterial for the years ended 2023, 2022 and 2021.

C. Effects of Reinsurance

The following table presents direct, assumed and ceded earned premiums for both short-duration and long-duration insurance contracts. It also presents reinsurance recoveries that have been netted against Medical costs and other benefit expenses in the Company's Consolidated Statements of Income.

	For the Years Ended December 31,		
(In millions)	2023	2022	2021
Premiums			
Short-duration contracts			
Direct	$ 42,266	$ 36,747	$ 36,513
Assumed	303	416	335
Ceded	(277)	(265)	(148)
Total short-duration contract premiums[1]	42,292	36,898	36,700
Long-duration contracts			
Direct	2,084	3,219	4,753
Assumed	72	85	99
Ceded	(211)	(286)	(398)
Total long-duration contract premiums	1,945	3,018	4,454
Total premiums	$ 44,237	$ 39,916	$ 41,154
Total reinsurance recoveries	$ 456	$ 702	$ 552

[1] Total short-duration contracts written premiums were $41.1 billion, $35.0 billion and $35.6 billion for 2023, 2022 and 2021, respectively.

Note 12 – Investments

The Cigna Group's investment portfolio consists of a broad range of investments including debt securities, equity securities, commercial mortgage loans, policy loans, other long-term investments, short-term investments and derivative financial instruments. The sections below provide more detail regarding our investment balances and realized investment gains and losses. See Note 13 for information about the valuation of the Company's investment portfolio.

Debt securities, commercial mortgage loans, derivative financial instruments and short-term investments with contractual maturities during the next twelve months are classified on the balance sheet as current investments, unless they are held as statutory deposits or restricted for other purposes and then they are classified in Long-term investments. Equity securities may include funds that are used in our cash management strategy and are classified as current investments. All other investments are classified as Long-term investments.

The following table summarizes the Company's investments by category and current or long-term classification:

(In millions)	December 31, 2023 Current	December 31, 2023 Long-term	December 31, 2023 Total	December 31, 2022 Current	December 31, 2022 Long-term	December 31, 2022 Total
Debt securities	$ 590	$ 9,265	$ 9,855	$ 654	$ 9,218	$ 9,872
Equity securities	31	3,331	3,362	45	577	622
Commercial mortgage loans	182	1,351	1,533	67	1,547	1,614
Policy loans	—	1,211	1,211	—	1,218	1,218
Other long-term investments	—	4,181	4,181	—	3,728	3,728
Short-term investments	206	—	206	139	—	139
Total	$ 1,009	$ 19,339	$ 20,348			
Investments classified as assets of businesses held for sale [1]	(84)	(1,354)	(1,438)			
Investments per Consolidated Balance Sheets	$ 925	$ 17,985	$ 18,910	$ 905	$ 16,288	$ 17,193

[1] Investments related to the HCSC transaction that were held for sale as of December 31, 2023. These investments were primarily comprised of debt securities and commercial mortgage loans, and to a lesser extent, other long term investments.

A. Investment Portfolio

Debt Securities

Accounting policy. Debt securities (including bonds, mortgage and other asset-backed securities and preferred stocks redeemable by the investor) are classified as available for sale and are carried at fair value with changes in fair value recorded either in Accumulated other comprehensive loss within Shareholders' equity or in credit loss expense based on fluctuations in the allowance for credit losses, as further discussed below. Prior to the adoption of LDTI on January 1, 2023, net unrealized appreciation on debt securities supporting the Company's run-off settlement annuity business was reported in Non-current insurance and contractholder liabilities rather than Accumulated other comprehensive loss. See Note 16 for impact to Accumulated other comprehensive loss. When the Company intends to sell or determines that it is more likely than not to be required to sell an impaired debt security, the excess of amortized cost over fair value is directly written down with a charge to Net realized investment (losses) gains. Certain asset-backed securities are considered variable interest entities. See Note 14 for additional information.

The Company reviews declines in fair value from a debt security's amortized cost basis to determine whether a credit loss exists, and when appropriate, recognizes a credit loss allowance with a corresponding charge to credit loss expense, presented in Net realized investment (losses) gains in the Company's Consolidated Statements of Income. The allowance for credit loss represents the excess of amortized cost over the greater of its fair value or the net present value of the debt security's projected future cash flows (based on qualitative and quantitative factors, including the probability of default and the estimated timing and amount of recovery). Each period, the allowance for credit loss is adjusted as needed through credit loss expense.

The Company does not measure an allowance for credit losses for accrued interest receivables. When interest payments are delinquent based on contractual terms or when certain terms (interest rate or maturity date) of the investment have been restructured, accrued interest, reported in Other current assets, is written off through a charge to Net investment income and interest income is recognized on a cash basis.

The amortized cost and fair value by contractual maturity periods for debt securities were as follows as of December 31, 2023:

(In millions)	Amortized Cost		Fair Value	
Due in one year or less	$	622	$	605
Due after one year through five years		3,914		3,761
Due after five years through ten years		3,194		3,005
Due after ten years		2,251		2,119
Mortgage and other asset-backed securities		398		365
Total	$	10,379	$	9,855

Actual maturities of these securities could differ from their contractual maturities used in the table above because issuers may have the right to call or prepay obligations, with or without penalties.

Gross unrealized appreciation (depreciation) on debt securities by type of issuer is shown below:

(In millions)	Amortized Cost		Allowance for Credit Loss		Unrealized Appreciation		Unrealized Depreciation		Fair Value	
December 31, 2023										
Federal government and agency	$	251	$	—	$	24	$	(8)	$	267
State and local government		37		—		2		(1)		38
Foreign government		355		—		10		(13)		352
Corporate		9,338		(33)		158		(630)		8,833
Mortgage and other asset-backed		398		—		1		(34)		365
Total	$	10,379	$	(33)	$	195	$	(686)	$	9,855
December 31, 2022										
Federal government and agency	$	292	$	—	$	32	$	(12)	$	312
State and local government		43		—		—		(2)		41
Foreign government		375		—		11		(21)		365
Corporate		9,742		(44)		89		(981)		8,806
Mortgage and other asset-backed		390		—		1		(43)		348
Total	$	10,842	$	(44)	$	133	$	(1,059)	$	9,872

Review of declines in fair value. Management reviews impaired debt securities to determine whether a credit loss allowance is needed based on criteria that include:

- severity of decline;
- financial health and specific prospects of the issuer; and
- changes in the regulatory, economic or general market environment of the issuer's industry or geographic region.

The table below summarizes debt securities with a decline in fair value from amortized cost for which an allowance for credit losses has not been recorded, by investment grade and the length of time these securities have been in an unrealized loss position. Unrealized depreciation on these debt securities is primarily due to declines in fair value resulting from increasing interest rates since these securities were purchased.

(Dollars in millions)	December 31, 2023								December 31, 2022							
	Fair Value		Amortized Cost		Unrealized Depreciation		Number of Issues		Fair Value		Amortized Cost		Unrealized Depreciation		Number of Issues	
One year or less																
Investment grade	$	330	$	338	$	(8)		142	$	5,533	$	6,127	$	(594)		1,659
Below investment grade		161		170		(9)		135		887		964		(77)		1,287
More than one year																
Investment grade		5,441		6,036		(595)		1,590		1,151		1,487		(336)		462
Below investment grade		701		775		(74)		486		330		382		(52)		369
Total	$	6,633	$	7,319	$	(686)		2,353	$	7,901	$	8,960	$	(1,059)		3,777

Equity Securities

Accounting policy. Equity securities with a readily determinable fair value consist primarily of public equity investments in the health care sector and mutual funds that invest in fixed income debt securities while those without a readily determinable fair value consist of private equity investments. Changes in the fair values of equity securities that have a readily determinable fair value are reported in Net realized investment (losses) gains. Equity securities without a readily determinable fair value are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

The following table provides the values of the Company's equity security investments. The amount of impairments or value changes resulting from observable price changes on equity securities with no readily determinable fair value still held was not material to the financial statements as of December 31, 2023 or 2022.

(In millions)	December 31, 2023		December 31, 2022	
	Cost	Carrying Value	Cost	Carrying Value
Equity securities with readily determinable fair values	$ 656	$ 51	$ 673	$ 138
Equity securities with no readily determinable fair value	3,248	3,311	380	484
Total	$ 3,904	$ 3,362	$ 1,053	$ 622

In 2023, we became a minority owner in VillageMD by investing $2.7 billion in VillageMD preferred equity. VillageMD is a provider of primary, multi-specialty and urgent care services that is majority-owned by Walgreens Boots Alliance, Inc. These securities are included in Equity securities with no readily determinable fair value in the above table. A compounding dividend of 5.5% accrues annually on $2.2 billion of our cost basis in these shares. Consistent with our strategy to invest in targeted startup and growth-stage companies in the health care industry, approximately 95% of our investments in equity securities are in the health care sector.

Commercial Mortgage Loans

Accounting policy. Commercial mortgage loans are carried at unpaid principal balances, net of an allowance for expected credit losses, and classified as either current or long-term investments based on their contractual maturities. Changes in the allowance for expected credit losses are recognized as credit loss expense and presented in Net realized investment (losses) gains in the Company's Consolidated Statements of Income.

Each period, the Company establishes (or adjusts) its allowance for expected credit losses for commercial mortgage loans. The allowance for expected credit losses is based on a credit risk category that is assigned to each loan at origination using key credit quality indicators, including debt service coverage and loan-to-value ratios. Credit risk categories are updated as key credit quality indicators change. An expected loss rate, assigned based on the credit risk category, is applied to each loan's unpaid principal balance to develop the aggregate allowance for expected credit losses. Commercial mortgage loans are considered impaired and written off against the allowance when it is probable that the Company will not collect all amounts due per the terms of the promissory note. In the event of a foreclosure, the allowance for credit losses is based on the excess of the carrying value of the mortgage loan over the fair value of its underlying collateral.

Mortgage loans held by the Company are made exclusively to commercial borrowers and are diversified by property type, location and borrower. Loans are generally issued at fixed rates of interest and are secured by high quality, primarily completed and substantially leased operating properties.

Credit quality. The Company regularly evaluates and monitors credit risk, beginning with the initial underwriting of a mortgage loan and continuing throughout the investment holding period. Mortgage origination professionals employ an internal credit quality rating system designed to evaluate the relative risk of the transaction at origination that is then updated each year as part of the annual portfolio loan review. The Company evaluates and monitors credit quality on a consistent and ongoing basis.

Quality ratings are based on our evaluation of a number of key inputs related to the loan, including real estate market-related factors such as rental rates and vacancies, and property-specific inputs such as growth rate assumptions and lease rollover statistics. However, the two most significant contributors to the credit quality rating are the debt service coverage and loan-to-value ratios. The debt service coverage ratio measures the amount of property cash flow available to meet annual interest and principal payments on debt, with a ratio below 1.0 indicating that there is not enough cash flow to cover the required loan payments. The loan-to-value ratio, commonly expressed as a percentage, compares the amount of the loan to the fair value of the underlying property collateralizing the loan.

The following table summarizes the credit risk profile of the Company's commercial mortgage loan portfolio:

(Dollars in millions)	December 31, 2023				December 31, 2022			
Loan-to-Value Ratio	Carrying Value	Average Debt Service Coverage Ratio	Average Loan-to-Value Ratio		Carrying Value	Average Debt Service Coverage Ratio	Average Loan-to-Value Ratio	
Below 60%	$ 802	2.13		$	901	2.12		
60% to 79%	574	1.77			564	1.73		
80% to 100%	157	0.65			149	1.17		
Total	$ 1,533	1.82	64 %	$	1,614	1.89	60 %	

Policy Loans

Accounting policy. Policy loans, primarily associated with our corporate-owned life insurance business, are carried at unpaid principal balances plus accumulated interest, the total of which approximates fair value. These loans are collateralized by life insurance policy cash values and therefore have minimal exposure to credit loss. Interest rates are reset annually based on a rolling average of benchmark interest rates.

Other Long-term Investments

Accounting policy. Other long-term investments include investments in unconsolidated entities, including certain limited partnerships and limited liability companies holding real estate, securities or loans and health care-related investments. These investments are carried at cost plus the Company's ownership percentage of reporting income or loss, based on the financial statements of the underlying investments that are generally reported at fair value. Income or loss from these investments is reported on a one quarter lag due to the timing of when financial information is received from the general partner or manager of the investments.

Other long-term investments also include investment real estate carried at depreciated cost less any impairment write-downs to fair value when cash flows indicate that the carrying value may not be recoverable. Depreciation is generally recorded using the straight-line method based on the estimated useful life of each asset. Investment real estate as of December 31, 2023 and 2022 is expected to be held longer than one year and may include real estate acquired through the foreclosure of commercial mortgage loans.

Additionally, foreign currency swaps carried at fair value and certain restricted deposits are reported in the table below as "Other." See discussion below for information on the Company's accounting policies for derivative financial instruments.

Other long-term investments and related commitments are diversified by issuer, property type and geographic regions. These investments are primarily unconsolidated variable interest entities (see Note 14 for additional information). The following table provides unfunded commitment and carrying value information for these investments. The Company expects to disburse approximately 25% of the committed amounts in 2024.

Our limited partnership investments are reduced as the Company receives cash distributions for returns on its investment that were previously recognized in Net investment income. The amount of these cash distributions was $253 million in 2023, $487 million in 2022 and $568 million in 2021.

(In millions)	Carrying Value as of December 31,		Unfunded Commitments as of December 31, 2023
	2023	2022	
Real estate investments	$ 1,606	$ 1,319	$ 712
Securities partnerships	2,400	2,166	2,085
Other	175	243	—
Total	$ 4,181	$ 3,728	$ 2,797

Short-term Investments and Cash Equivalents

Accounting policy. Security investments with maturities of greater than three months to one year from time of purchase are classified as short-term, available for sale and carried at fair value that approximates cost. Cash equivalents consist of short-term investments with maturities of three months or less from the time of purchase and are carried at cost that approximates fair value.

B. Derivative Financial Instruments

The Company uses derivative financial instruments to manage the characteristics of investment assets (such as duration, yield, currency and liquidity) to meet the varying demands of the related insurance and contractholder liabilities. The Company also uses derivative financial instruments to hedge the risk of changes in the net assets of certain of its foreign subsidiaries due to changes in foreign currency exchange rates and to hedge the interest rate risk of certain long-term debt.

Accounting policy. Derivatives are recorded in our Consolidated Balance Sheets at fair value and are classified as current or non-current according to their contractual maturities. Further information on our policies for determining fair value are discussed in Note 13. The Company applies hedge accounting when derivatives are designated, qualified and highly effective as hedges. Under hedge accounting, the changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in Shareholders' net income. Various qualitative or quantitative methods appropriate for each hedge are used to formally assess and document hedge effectiveness at inception and each period throughout the life of a hedge.

The Company's derivative financial instruments are presented as follows:

- <u>Fair value hedges of the foreign exchange-related changes in fair values of certain foreign-denominated bonds</u>: Swap fair values are reported in Long-term investments or Other non-current liabilities. Offsetting changes in fair values attributable to the foreign exchange risk of the swap contracts and the hedged bonds are reported in Net realized investment (losses) gains. The portion of the swap contracts' changes in fair value excluded from the assessment of hedge effectiveness is recorded in Other comprehensive loss and recognized in Net investment income as swap coupon payments are accrued, offsetting the foreign-denominated coupons received on the designated bonds. Net cash flows are reported in Operating activities, while exchanges of notional principal amounts are reported in Investing activities.
- <u>Fair value hedges of the interest rate exposure on the Company's long-term debt</u>: Using fair value hedge accounting, the fair values of the swap contracts are reported in other assets or other liabilities. The critical terms of these swaps match those of the long-term debt being hedged. As a result, the carrying value of the hedged debt is adjusted to reflect changes in its fair value driven by the SOFR. The effects of those adjustments on interest expense are offset by the effects of corresponding changes in the swaps' fair value. The net impact from the hedge reported in Interest expense and other reflects interest expense on the hedged debt at the variable interest rate. Cash flows relating to these contracts are reported in Operating activities.
- <u>Net investment hedges of certain foreign subsidiaries that conduct their business principally in currencies other than the U.S. dollar</u>: The fair values of the foreign currency swap and forward contracts are reported in other assets or other liabilities. The changes in fair values of these instruments are reported in Other comprehensive loss, specifically in translation of foreign currencies. The portion of the change in fair values relating to foreign exchange spot rates will be recognized in earnings upon deconsolidation of the hedged foreign subsidiaries. The remaining changes in fair value of these instruments are excluded from our effectiveness assessment and recognized in Interest expense and other over the term of the instrument. Cash flows relating to these contracts are reported in Investing activities.

The effects of derivative financial instruments used in our individual hedging strategies were not material to the Consolidated Financial Statements as of December 31, 2023 and December 31, 2022. The gross fair values of our derivative financial instruments are presented in Note 13 to the Consolidated Financial Statements. The following table summarizes the types and notional quantity of derivative instruments held by the Company:

		Notional Value as of	
(In millions) **Purpose**	**Type of Instrument**	**December 31, 2023**	**December 31, 2022**
<u>Fair value hedge:</u> To hedge the foreign exchange-related changes in fair values of certain foreign-denominated bonds. The notional value of these derivatives matches the amortized cost of the hedged bonds. A majority of these instruments are denominated in Euros, with the remaining instruments denominated in British Pounds Sterling and Australian Dollars.	Foreign currency swap contracts	$ 1,026	$ 1,083
<u>Fair value hedge:</u> To convert a portion of the interest rate exposure on the Company's long-term debt from fixed to variable rates. This more closely aligns the Company's interest expense with the interest income received on its cash equivalent and short-term investment balances. The variable rates are benchmarked to SOFR.	Interest rate swap contracts	$ 1,500	$ 1,500
<u>Net investment hedge:</u> To reduce the risk of changes in net assets due to changes in foreign currency spot exchange rates for certain foreign subsidiaries that conduct their business principally in currencies other than the U.S. Dollar. The notional value of hedging instruments matches the hedged amount of subsidiary net assets. Foreign currency swap contracts are denominated in Euros.	Foreign currency swap contracts	$ 415	$ 460

Concentration of Risk

The Company did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders' equity as of December 31, 2023 or 2022.

C. Net Investment Income

Accounting policy. When interest and principal payments on investments are current, the Company recognizes interest income when it is earned. The Company recognizes interest income on a cash basis when interest payments are delinquent based on contractual terms or when certain terms (interest rate or maturity date) of the investment have been restructured. For unconsolidated entities that are included in other long-term investments, investment income is generally recognized according to the Company's share of the reported income or loss on the underlying investments. Investment income attributed to the Company's separate accounts is excluded from our earnings because associated gains and losses generally accrue directly to separate account policyholders.

The components of Net investment income were as follows:

(In millions)	For the Years Ended December 31,		
	2023	2022	2021
Debt securities	$ 500	$ 572	$ 689
Equity securities	123	14	12
Commercial mortgage loans	65	59	60
Policy loans	60	59	63
Other long-term investments	123	390	758
Short-term investments and cash	339	115	26
Total investment income	1,210	1,209	1,608
Less investment expenses	44	54	59
Net investment income	$ 1,166	$ 1,155	$ 1,549

D. Realized Investment Gains and Losses

Accounting policy. Realized investment gains and losses are based on specifically identified assets and result from sales, investment asset write-downs, change in the fair value of certain derivatives and equity securities and changes in allowances for credit losses on debt securities and commercial mortgage loan investments. With the adoption of amended accounting guidance for long-duration insurance contracts on January 1, 2023 (discussed in Note 2 to the Consolidated Financial Statements), realized investment gains and losses no longer exclude amounts that were previously required to adjust future policy benefits for the run-off settlement annuity business. Prior period net realized investment losses have been updated to reflect the impact of adopting LDTI.

The following realized gains and losses on investments exclude realized gains and losses attributed to the Company's separate accounts because those gains and losses generally accrue directly to separate account policyholders:

(In millions)	For the Years Ended December 31,		
	2023	2022	2021
Net realized investment (losses) gains, excluding credit loss expense and asset write-downs	$ (68)	$ (451)	$ 196
Credit (loss) / recovery and other investment write-down (losses)	(10)	(36)	2
Net realized investment (losses) gains, before income taxes	$ (78)	$ (487)	$ 198

Net realized investment losses for the years ended December 31, 2023 and December 31, 2022 were primarily due to mark-to-market losses on a strategic health care equity securities investment.

Note 13 – Fair Value Measurements

The Company carries certain financial instruments at fair value in the financial statements including debt securities, certain equity securities, short-term investments and derivatives. Other financial instruments are measured at fair value only under certain conditions, such as when impaired or when there are observable price changes for equity securities with no readily determinable fair value.

Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date. A liability's fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor.

The Company's financial assets and liabilities carried at fair value have been classified based upon a hierarchy defined by GAAP. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level of input that is significant to its measurement. For example, a financial asset or liability carried at fair value would be classified in Level 3 if unobservable inputs were significant to the instrument's fair value, even though the measurement may be derived using inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

The Company estimates fair values using prices from third parties or internal pricing methods. Fair value estimates received from third-party pricing services are based on reported trade activity and quoted market prices when available and other market information that a market participant would use to estimate fair value. The internal pricing methods are performed by the Company's investment professionals and generally involve using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality as well as other qualitative factors. In instances where there is little or no market activity for the same or similar instruments, fair value is estimated using methods, models and assumptions that the Company believes a hypothetical market participant would use to determine a current transaction price. These valuation techniques involve some level of estimation and judgment that becomes significant with increasingly complex instruments or pricing models.

The Company is responsible for determining fair value and for assigning the appropriate level within the fair value hierarchy based on the significance of unobservable inputs. The Company reviews methodologies, processes and controls of third-party pricing services and compares prices on a test basis to those obtained from other external pricing sources or internal estimates. The Company performs ongoing analyses of both prices received from third-party pricing services and those developed internally to determine that they represent appropriate estimates of fair value. The controls executed by the Company include evaluating changes in prices and monitoring for potentially stale valuations. The Company also performs sample testing of sales values to confirm the accuracy of prior fair value estimates. The minimal exceptions identified during these processes indicate that adjustments to prices are infrequent and do not significantly impact valuations. An annual due-diligence review of the most significant pricing service is conducted to review their processes, methodologies and controls. This review includes a walk-through of inputs for a sample of securities held across various asset types to validate the documented pricing process.

A. Financial Assets and Financial Liabilities Carried at Fair Value

The following table provides information about the Company's financial assets and liabilities carried at fair value. Further information regarding insurance assets and liabilities carried at fair value is provided in Note 10E to the Consolidated Financial Statements. Separate account assets are also recorded at fair value on the Company's Consolidated Balance Sheets and are reported separately in the Separate Accounts section below as gains and losses related to these assets generally accrue directly to contractholders:

(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Financial assets at fair value								
Debt securities								
Federal government and agency	$ 130	$ 147	$ 137	$ 165	$ —	$ —	$ 267	$ 312
State and local government	—	—	38	41	—	—	38	41
Foreign government	—	—	352	365	—	—	352	365
Corporate	—	—	8,432	8,394	401	412	8,833	8,806
Mortgage and other asset-backed	—	—	319	313	46	35	365	348
Total debt securities	130	147	9,278	9,278	447	447	9,855	9,872
Equity securities [1]	4	6	47	132	—	—	51	138
Short-term investments	—	—	206	139	—	—	206	139
Derivative assets	—	—	131	230	1	1	132	231
Financial liabilities at fair value								
Derivative liabilities	$ —	$ —	$ 4	$ —	$ —	$ —	$ 4	$ —

[1] Excludes certain equity securities that have no readily determinable fair value.

Level 1 Financial Assets

Inputs for instruments classified in Level 1 include unadjusted quoted prices for identical assets in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Assets in Level 1 include actively-traded U.S. government bonds and exchange-listed equity securities. A relatively small portion of the Company's investment assets are classified in this category given the narrow definition of Level 1 and the Company's investment asset strategy to maximize investment returns.

Level 2 Financial Assets and Financial Liabilities

Inputs for instruments classified in Level 2 include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active or other inputs that are market observable or can be corroborated by market data for the term of the instrument. Such other inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Company determines that unobservable inputs are insignificant.

Debt and equity securities. Approximately 94% of the Company's investments in debt and equity securities are classified in Level 2 including most public and private corporate debt and equity securities, federal agency and municipal bonds, non-government mortgage-backed securities and preferred stocks. Third-party pricing services and internal methods often use recent trades of securities with similar features and characteristics because many debt securities do not trade daily. Pricing models are used to determine these prices when recent trades are not available. These models calculate fair values by discounting future cash flows at estimated market interest rates. Such market rates are derived by calculating the appropriate spreads over comparable U.S. Treasury securities based on the credit quality, industry and structure of the asset. Typical inputs and assumptions to pricing models include, but are not limited to, a combination of benchmark yields, reported trades, issuer spreads, liquidity, benchmark securities, bids, offers, reference data and industry and economic events. For mortgage-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit rating. Nearly all of these instruments are valued using recent trades or pricing models.

Short-term investments are carried at fair value that approximates cost. The Company compares market prices for these securities to recorded amounts on a regular basis to validate that current carrying amounts approximate exit prices. The short-term nature of the investments and corroboration of the reported amounts over the holding period support their classification in Level 2.

Derivative assets and liabilities classified in Level 2 represent over-the-counter instruments such as foreign currency forward and swap contracts. Fair values for these instruments are determined using market observable inputs including forward currency and interest rate curves and widely published market observable indices. Credit risk related to the counterparty and the Company is considered when estimating the fair values of these derivatives. However, the Company is largely protected by collateral arrangements with counterparties and determined that no adjustments for credit risk were required as of December 31, 2023 or December 31, 2022. The nature and use of these derivative financial instruments are described in Note 12.

Level 3 Financial Assets and Financial Liabilities

Certain inputs for instruments classified in Level 3 are unobservable (supported by little or no market activity) and significant to their resulting fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date. Additionally, as discussed in Note 10E to the Consolidated Financial Statements, the Company classifies variable annuity assets and liabilities in Level 3 of the fair value hierarchy.

The Company classifies certain newly-issued, privately-placed, complex or illiquid securities in Level 3. Approximately 5% of debt and equity securities are priced using significant unobservable inputs and classified in this category.

Fair values of mortgage and other asset-backed securities, as well as corporate and government debt securities, are primarily determined using pricing models that incorporate the specific characteristics of each asset and related assumptions including the investment type and structure, credit quality, industry and maturity date in comparison to current market indices, spreads and liquidity of assets with similar characteristics. Inputs and assumptions for pricing may also include characteristics of the issuer, collateral attributes and prepayment speeds for mortgage and other asset-backed securities. Recent trades in the subject security or similar securities are assessed when available, and the Company may also review published research in its evaluation, as well as the issuer's financial statements.

Quantitative Information about Unobservable Inputs

The significant unobservable input used to value our corporate and government debt securities and mortgage and other asset-backed securities is an adjustment for liquidity. This adjustment is needed to reflect current market conditions and issuer circumstances when there is limited trading activity for the security.

The following table summarizes the fair value and significant unobservable inputs that were developed directly by the Company and used in pricing these debt securities. The range and weighted average basis point amounts for liquidity reflect the Company's best estimates of the unobservable adjustments a market participant would make to calculate these fair values.

	Fair Value as of			Unobservable Adjustment Range (Weighted Average by Quantity) as of	
(Fair value in millions)	December 31, 2023	December 31, 2022	Unobservable Input December 31, 2023	December 31, 2023	December 31, 2022
Debt securities					
Corporate	$ 401	$ 412	**Liquidity**	**70 - 1235 (310) bps**	60 - 1060 (270) bps
Mortgage and other asset-backed securities	46	35	**Liquidity**	**95 - 640 (310) bps**	105 - 520 (310) bps
Total Level 3 debt securities	$ 447	$ 447			

An increase in liquidity spread adjustments would result in a lower fair value measurement, while a decrease would result in a higher fair value measurement.

Changes in Level 3 Financial Assets and Financial Liabilities Carried at Fair Value

The following table summarizes the changes in financial assets and financial liabilities classified in Level 3. Gains and losses reported in the table may include net changes in fair value that are attributable to both observable and unobservable inputs.

	For the Years Ended December 31,	
(In millions)	2023	2022
Debt and Equity Securities		
Beginning balance	$ 447	$ 796
(Losses) gains included in Shareholders' net income	(2)	11
Gains (losses) included in Other comprehensive loss	8	(59)
Purchases, sales and settlements		
Purchases	10	158
Settlements	(52)	(207)
Total purchases, sales and settlements	(42)	(49)
Transfers into/(out of) Level 3		
Transfers into Level 3	95	124
Transfers out of Level 3	(59)	(376)
Total transfers into/(out of) Level 3	36	(252)
Ending balance	$ 447	$ 447
Total losses included in Shareholders' net income attributable to instruments held at the reporting date	$ (2)	$ (2)
Change in unrealized gain or (loss) included in Other comprehensive loss for assets held at the end of the reporting period	$ 3	$ (60)

Total gains and losses included in Shareholders' net income in the tables above are reflected in the Consolidated Statements of Income as Net realized investment (losses) gains and Net investment income.

Gains and losses included in Other comprehensive loss, net of tax in the tables above are reflected in Net unrealized appreciation (depreciation) on securities and derivatives in the Consolidated Statements of Comprehensive Income.

Transfers into or out of the Level 3 category occur when unobservable inputs, such as the Company's best estimate of what a market participant would use to determine a current transaction price, become more or less significant to the fair value measurement. Market activity typically decreases during periods of economic uncertainty and this decrease in activity reduces the availability of market observable data. As a result, the level of unobservable judgment that must be applied to the pricing of certain instruments increases and is typically observed through the widening of liquidity spreads. Transfers between Level 2 and Level 3 during 2023 and 2022 primarily reflected changes in liquidity estimates for certain private placement issuers across several sectors. See discussion under Quantitative Information about Unobservable Inputs above for more information.

Separate Accounts

Accounting policy. Separate account assets and liabilities are contractholder funds maintained in accounts with specific investment objectives. The assets of these accounts are legally segregated and are not subject to claims that arise out of any of the Company's other businesses. These separate account assets are carried at fair value with equal amounts recorded for related separate account liabilities. The investment income and fair value gains and losses of separate account assets generally accrue directly to the contractholders and, together with their deposits and withdrawals, are excluded from the Company's Consolidated Statements of Income and Cash Flows. Fees and charges earned for mortality risks, asset management or administrative services are reported in either Premiums or Fees and other revenues. Investments that are measured using the practical expedient of net asset value ("NAV") are excluded from the fair value hierarchy. The separate account activity for the year ended December 31, 2023 and 2022 was primarily driven by changes in the market values of the underlying separate account investments.

Fair values of Separate account assets were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
(In millions)	**December 31, 2023**	**December 31, 2022**	**December 31, 2023**	**December 31, 2022**	**December 31, 2023**	**December 31, 2022**	**December 31, 2023**	**December 31, 2022**
Guaranteed separate accounts (See Note 24)	**$ 226**	$ 203	**$ 352**	$ 382	**$ —**	$ —	**$ 578**	$ 585
Non-guaranteed separate accounts [(1)]	**158**	211	**5,797**	5,522	**217**	203	**6,172**	5,936
Subtotal	**$ 384**	$ 414	**$ 6,149**	$ 5,904	**$ 217**	$ 203	**6,750**	6,521
Non-guaranteed separate accounts priced at NAV as a practical expedient [(1)]							**680**	757
Total							**$ 7,430**	$ 7,278

[(1)] *Non-guaranteed separate accounts include $4.0 billion as of December 31, 2023 and December 31, 2022 in assets supporting the Company's pension plans, including $0.2 billion classified in Level 3 as of December 31, 2023 and December 31, 2022.*

Separate account assets classified as Level 1 primarily include exchange-listed equity securities. Level 2 assets primarily include:

- corporate and structured bonds valued using recent trades of similar securities or pricing models that discount future cash flows at estimated market interest rates as described above; and
- actively-traded institutional and retail mutual fund investments.

Separate account assets classified in Level 3 primarily support the Company's pension plans and include certain newly-issued, privately-placed, complex or illiquid securities that are priced using methods discussed above, as well as commercial mortgage loans. Activity, including transfers into and out of Level 3, was not material for the years ended December 31, 2023 or 2022.

Separate account investments in securities partnerships, real estate and hedge funds are generally valued based on the separate account's ownership share of the equity of the investee (NAV as a practical expedient), including changes in the fair values of its underlying investments. Substantially all of these assets support the Company's pension plans. The following table provides additional information on these investments:

	Fair Value as of				
(In millions)	**December 31, 2023**	**December 31, 2022**	**Unfunded Commitment as of December 31, 2023**	**Redemption Frequency (if currently eligible)**	**Redemption Notice Period**
Securities partnerships	**$ 419**	$ 451	**$ 254**	Not applicable	Not applicable
Real estate funds	**258**	302	**—**	Quarterly	30 - 90 days
Hedge funds	**3**	4	**—**	Up to annually, varying by fund	30 - 90 days
Total	**$ 680**	$ 757	**$ 254**		

As of December 31, 2023, the Company does not have plans to sell any of these assets at less than fair value. These investments are structured to satisfy longer-term investment objectives. Securities partnerships are contractually non-redeemable and the underlying investment assets are expected to be liquidated by the fund managers within ten years after inception.

B. **Assets and Liabilities Measured at Fair Value under Certain Conditions**

Some financial assets and liabilities are not carried at fair value, such as commercial mortgage loans that are carried at unpaid principal, investment real estate that is carried at depreciated cost and equity securities with no readily determinable fair value when there are no observable market transactions. However, these financial assets and liabilities may be measured using fair value under certain conditions, such as when investments become impaired and are written down to their fair value, or when there are observable price changes from orderly market transactions of equity securities that otherwise had no readily determinable fair value.

For the years ended December 31, 2023 and 2022, realized investment gains and losses, including those from impairments recognized and observable price changes, were not material.

C. **Fair Value Disclosures for Financial Instruments Not Carried at Fair Value**

The following table includes the Company's financial instruments not recorded at fair value but for which fair value disclosure is required. In addition to universal life products and finance leases, financial instruments that are carried in the Company's Consolidated Balance Sheets at amounts that approximate fair value are excluded from the following table:

(In millions)	Classification in Fair Value Hierarchy	December 31, 2023		December 31, 2022	
		Fair Value	Carrying Value	Fair Value	Carrying Value
Commercial mortgage loans	Level 3	$ 1,430	$ 1,533	$ 1,491	$ 1,614
Long-term debt, including current maturities, excluding finance leases	Level 2	$ 28,033	$ 29,585	$ 28,653	$ 30,994

Note 14 – Variable Interest Entities

When the Company becomes involved with a variable interest entity and when there is a change in the Company's involvement with an entity, the Company must determine if it is the primary beneficiary and must consolidate the entity. The Company is considered the primary beneficiary if it has the power to direct the entity's most significant economic activities and has the right to receive benefits or obligation to absorb losses that could be significant to the entity. The Company evaluates the following criteria:

- the structure and purpose of the entity;
- the risks and rewards created by and shared through the entity; and
- the Company's ability to direct its activities, receive its benefits and absorb its losses relative to the other parties involved with the entity including its sponsors, equity holders, guarantors, creditors and servicers.

The Company determined it was not a primary beneficiary in any material variable interest entity as of December 31, 2023 or 2022.

The Company's involvement in variable interest entities for which it is not the primary beneficiary is described below.

Securities limited partnerships and real estate limited partnerships. The Company owns interests in securities limited partnerships and real estate limited partnerships that are defined as unconsolidated variable interest entities. These partnerships invest in the equity or mezzanine debt of privately-held companies and real estate properties. General partners unaffiliated with the Company control decisions that most significantly impact the partnership's operations and the limited partners do not have substantive kick-out or participating rights. The Company has invested in approximately 190 limited partnerships that have a carrying value of $2.9 billion as of December 31, 2023 reported in other long-term investments. As of December 31, 2023, we have commitments to contribute an additional $2.6 billion to these entities and the Company's maximum exposure to loss from these investments is $5.5 billion, calculated as the sum of our carrying value and the additional funding commitments. Our noncontrolling interest in each of these limited partnerships is generally less than 8% of the partnership ownership interests. See Note 12 for further information on the Company's accounting policy for other long-term investments.

The Company has guaranteed debt payments to mortgage lenders for certain real estate limited partnerships should potential environmental obligations arise. No liability has been incurred related to these guarantees, and the Company's maximum exposure to these guarantees was approximately $488 million as of December 31, 2023.

Other variable interest entities. The Company is involved in other types of variable interest entities, including certain asset-backed and corporate securities, real estate joint ventures that develop properties for residential and commercial use, independent physician associations ("IPAs") that provide care management services and international health care joint ventures. As of December 31, 2023, the Company's maximum exposure to loss is $0.5 billion from certain asset-backed and corporate securities and $0.9 billion from real estate joint ventures, which represents the sum of our carrying value and the additional funding commitments for these entities. The carrying values and maximum exposures for the remaining unconsolidated variable interest entities were not material as of December 31, 2023.

The Company has not provided, and does not intend to provide, financial support to any of the variable interest entities in excess of its maximum exposure. We perform ongoing qualitative analyses of our involvement with these variable interest entities to determine if consolidation is required.

Note 15 – Collectively Significant Operating Unconsolidated Subsidiaries

In addition to equity method investments, including certain limited partnerships and limited liability companies holding real estate, securities or loans (as disclosed in Note 12), we maintain a portfolio of operating joint ventures accounted for as equity method investments. Operating joint ventures accounted for under the equity method had a carrying value of $911 million as of December 31, 2023 and $734 million as of December 31, 2022, of which $214 million as of December 31, 2023 and $602 million as of December 31, 2022 related to our joint venture in China. Total Accumulated Other Comprehensive Income ("AOCI") includes losses of $510 million as of December 31, 2023 and $88 million as of December 31, 2022 related to the Company's share from unconsolidated entities reported on the equity method primarily driven by the requirement to update discount rate assumptions for certain long-duration liabilities following the adoption of LDTI (discussed in Note 2 to the Consolidated Financial Statements).

For the years ended December 31, 2023, 2022 and 2021, none of our unconsolidated subsidiary investments were individually significant.

Accounting policy. We record in our Consolidated Statements of Income our proportionate share of net income or loss generated by equity method operating joint ventures within Fees and other revenues. In certain instances, income or loss is reported on a one month lag due to the timing of when financial information is received.

The below summarized results of operations and financial position of the operating joint venture investments accounted for under the equity method reflects the latest available financial information and does not represent the Company's proportionate share of the assets, liabilities or earnings of such entities. Prior period operating joint venture amounts have been retrospectively restated to reflect the adoption of amended accounting guidance for long-duration insurance contracts, as discussed in Note 2 to the Consolidated Financial Statements.

	For the Years Ended December 31,		
(In millions)	**2023**	**2022**	**2021**
Revenues	$ **5,962**	$ 4,665	$ 3,750
Net income (loss)	$ **98**	$ (12)	$ 180

	December 31, 2023	December 31, 2022
(In millions)		
Total assets	$ **26,681**	$ 21,026
Total liabilities	$ **25,534**	$ 19,462

Note 16 – Accumulated Other Comprehensive Income (Loss)

AOCI includes net unrealized (depreciation) appreciation on securities and derivatives, change in discount rate and instrument specific credit risk for certain long-duration insurance contractholder liabilities (Note 10 to the Consolidated Financial Statements), foreign currency translation and the net postretirement benefits liability adjustment. AOCI includes the Company's share from unconsolidated entities reported on the equity method. Generally, tax effects in AOCI are established at the currently enacted tax rate and reclassified to Shareholders' net income in the same period that the related pre-tax AOCI reclassifications are recognized.

Shareholders' other comprehensive (loss), net of tax, for the years ended 2023, 2022 and 2021, is primarily driven by the change in discount rates for certain long-duration liabilities, unrealized changes in the market values of securities and derivatives and changes in postretirement benefits liabilities, including the impacts from unconsolidated entities reported on the equity method.

Changes in the components of AOCI, including the restatement for amended accounting guidance for long-duration insurance contracts (discussed in Note 2 to the Consolidated Financial Statements), are as follows:

		For the Years Ended December 31,	
(In millions)	2023	2022	2021
Securities and Derivatives			
Beginning balance, as previously disclosed		$	900
Cumulative effect of accounting for Long-duration Insurance Contracts guidance (ASU 2018-12)			668
Beginning balance, as retrospectively restated	$ (332)	$ 1,266	1,568
Unrealized appreciation (depreciation) on securities and derivatives	620	(2,274)	(335)
Tax (expense) benefit	(146)	467	52
Net unrealized appreciation (depreciation) on securities and derivatives	474	(1,807)	(283)
Reclassification adjustment for losses included in Shareholders' net income ((Loss) gain on sale of businesses)	—	172	—
Reclassification adjustment for losses (gains) included in Shareholders' net income (Net realized investment (losses) gains)	38	47	(24)
Reclassification adjustment for (gains) included in Shareholders' net income (Selling, general and administrative expenses)	(1)	—	—
Reclassification adjustment for tax (benefit) expense included in Shareholders' net income	(8)	(10)	5
Net losses (gains) reclassified from AOCI to Shareholders' net income	29	209	(19)
Other comprehensive income (loss), net of tax	503	(1,598)	(302)
Ending balance	$ 171	$ (332)	$ 1,266

		For the Years Ended December 31,	
(In millions)	2023	2022	2021
Net long-duration insurance and contractholder liabilities measurement adjustments [1]			
Beginning balance, as previously disclosed		$	—
Cumulative effect of accounting for Long-duration Insurance Contracts guidance (ASU 2018-12)			(832)
Beginning balance, as retrospectively restated	$ (256)	$ (765)	(832)
Current period change in discount rate for certain long-duration liabilities	(913)	642	59
Tax benefit (expense)	222	(122)	(3)
Net current period change in discount rate for certain long-duration liabilities	(691)	520	56
Current period change in instrument-specific credit risk for market risk benefits	(29)	(14)	13
Tax benefit (expense)	5	3	(2)
Net current period change in instrument-specific credit risk for market risk benefits	(24)	(11)	11
Other comprehensive (loss) income, net of tax	(715)	509	67
Ending balance	$ (971)	$ (256)	$ (765)

[1] Established upon the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 2 to the Consolidated Financial Statements for further information.

		For the Years Ended December 31,	
(In millions)	2023	2022	2021
Translation of foreign currencies			
Beginning balance, as retrospectively restated	$ (154)	$ (233)	$ (15)
Translation of foreign currencies	—	(277)	(213)
Tax benefit (expense)	5	(33)	(19)
Net translation of foreign currencies	5	(310)	(232)
Reclassification adjustment for losses included in Net income ((Loss) gain on sale of businesses)	—	358	—
Reclassification adjustment for tax expense included in Net income	—	29	—
Net translation losses reclassified from AOCI to Net income	—	387	—
Translation of foreign currencies	—	81	(213)
Tax benefit (expense)	5	(4)	(19)
Other comprehensive income (loss), net of tax	5	77	(232)
Less: Net translation (loss) on foreign currencies attributable to noncontrolling interests	—	(2)	(14)
Shareholders' other comprehensive income (loss), net of tax	5	79	(218)
Ending balance	$ (149)	$ (154)	$ (233)

(In millions)			**2023**		**2022**		**2021**
					For the Years Ended December 31,		
Postretirement benefits liability							
Beginning balance	$		**(916)**	$	(1,336)	$	(1,746)
Reclassification adjustment for amortization of net prior actuarial losses and prior service costs (Interest expense and other)			**46**		65		85
Reclassification adjustment for (gains) included in Shareholders' net income ((Loss) gain on sale of businesses)			**—**		(1)		—
Reclassification adjustment for settlement (Interest expense and other)			**—**		—		4
Reclassification adjustment for tax (benefit) included in Shareholders' net income			**(11)**		(16)		(21)
Net adjustments reclassified from AOCI to Shareholders' net income			**35**		48		68
Valuation update			**(46)**		487		448
Tax benefit (expense)			**12**		(115)		(106)
Net change due to valuation update			**(34)**		372		342
Other comprehensive income, net of tax			**1**		420		410
Ending balance	$		**(915)**	$	(916)	$	(1,336)

(In millions)			**2023**		**2022**		**2021**
					For the Years Ended December 31,		
Total Accumulated other comprehensive loss							
Beginning balance, as previously disclosed						$	(861)
Cumulative effect of accounting for Long-duration Insurance Contracts guidance (ASU 2018-12)							(164)
Beginning balance, as retrospectively restated	$		**(1,658)**	$	(1,068)	$	(1,025)
Shareholders' other comprehensive (loss), net of tax			**(206)**		(590)		(43)
Ending balance	$		**(1,864)**	$	(1,658)	$	(1,068)

Note 17 – Organizational Efficiency Plan

During the fourth quarter of 2023, the Company approved a strategic realignment to drive greater operating effectiveness and efficiency. This plan positions us to be more efficient and focused to deliver differentiated value and services to our clients and customers.

We recognized a charge in Selling, general and administrative expenses of $252 million, pre-tax ($193 million, after-tax). This charge included $232 million of accrued expenses primarily for severance costs related to headcount reductions, as well as, $20 million of one-time expenses related to abandonment of leased assets and impairment of property and equipment. We expect substantially all of the accrued liability to be paid by the end of 2024.

The following table summarizes a roll forward of the accrued liability recorded in Accrued expenses and other liabilities:

(In millions)		
Balance, December 31, 2022	$	—
Fourth quarter 2023 charge		232
2023 payments		(30)
Balance, December 31, 2023	$	202

Note 18 – Pension

A. About Our Plans

The Company sponsors U.S. and non-U.S. defined benefit pension plans; future benefit accruals for the domestic plans are frozen.

Accounting policy. The Company measures the assets and liabilities of its domestic pension plans as of December 31. Benefit obligations are measured at the present value of estimated future payments based on actuarial assumptions. The Company uses the corridor method to account for changes in the benefit obligation when actual results differ from those assumed, or when assumptions change. These changes are called net unrecognized actuarial gains (losses). Under the corridor method, net unrecognized actuarial gains (losses) are initially recorded in Accumulated other comprehensive loss. When the unrecognized gain (loss) exceeds 10% of the benefit obligation, that excess is amortized to expense over the expected remaining lives of plan participants. The net plan expense is reported in Interest expense and other in the Consolidated Statements of Income.

For balance sheet purposes, we measure plan assets at fair value. When the actual return differs from the expected return, those differences are reflected in the net unrealized actuarial gain (loss) discussed above. However, to measure pension benefit costs, we use a market-related asset valuation that differs from the actual fair value for domestic pension plan assets invested in non-fixed income investments. The market-related value recognizes the difference between actual and expected long-term returns in the portfolio over five years, a method that reduces the short-term impact of market fluctuations on pension costs. The market-related asset value was approximately $4.0 billion, compared with a fair value of approximately $4.1 billion at December 31, 2023.

B. Funded Status and Amounts Included in Accumulated Other Comprehensive Loss

The following table summarizes the projected benefit obligations and assets related to our U.S. and non-U.S. pension plans:

(In millions)	For the Years Ended December 31,	
	2023	2022
Change in benefit obligation		
Benefit obligation, January 1	$ 3,948	$ 5,223
Service cost	1	2
Interest cost	204	140
Actuarial losses (gains), net [1]	93	(1,094)
Benefits paid from plan assets	(294)	(296)
Other	(18)	(27)
Benefit obligation, December 31	3,934	3,948
Change in plan assets		
Fair value of plan assets, January 1	4,186	4,846
Actual return on plan assets	246	(366)
Benefits paid	(294)	(296)
Contributions	—	2
Fair value of plan assets, December 31	4,138	4,186
Funded status	$ 204	$ 238
Amounts presented in Consolidated Balance Sheets		
Other assets	$ 204	$ 238

[1] *2023 losses reflect a decrease in the discount rate while 2022 gains reflect an increase in the discount rate.*

We fund our qualified pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 and the Pension Protection Act of 2006. The Company made immaterial contributions to the qualified pension plans in 2023. For 2024, contributions to the qualified pension plans are expected to be immaterial. Future years' contributions will ultimately be based on a wide range of factors including but not limited to asset returns, discount rates and funding targets. Non-qualified pension plans are generally funded on a pay-as-you-go basis as there are no plan assets for these plans.

Benefit payments. The following benefit payments are expected to be paid in:

(In millions)		
2024	$	319
2025	$	316
2026	$	317
2027	$	314
2028	$	311
2029 - 2033	$	1,484

Amounts reflected in the pension assets/(liabilities) shown above that have not yet been reported in Net income and, therefore, have been included in Accumulated other comprehensive loss consisted of the following:

(In millions)	December 31, 2023	December 31, 2022
Unrecognized net (losses)	$ (1,207)	$ (1,208)
Unrecognized prior service cost	(4)	(5)
Postretirement benefits liability adjustment	$ (1,211)	$ (1,213)

C. Cost of Our Plans

Net pension cost was as follows:

(In millions)	For the Years Ended December 31,		
	2023	2022	2021
Service cost	$ 1	$ 2	$ 2
Interest cost	204	140	132
Expected long-term return on plan assets	(204)	(272)	(269)
Amortization of:			
Prior actuarial losses, net	52	89	78
Settlement loss	—	—	4
Net (benefit) cost	$ 53	$ (41)	$ (53)

D. Assumptions Used for Pension

	For the Years Ended December 31,	
	2023	2022
Discount rate:		
Pension benefit obligation	5.10%	5.43%
Pension benefit cost	5.43%	2.82%
Expected long-term return on plan assets:		
Pension benefit cost	6.50%	6.75%
Mortality table for pension obligations	White Collar mortality table with MP 2021 projection scale	White Collar mortality table with MP 2021 projection scale

The Company develops discount rates by applying actual annualized yields for high-quality bonds by duration to the expected pension plan liability cash flows. The bond yields represent a diverse mix of actively traded high quality fixed income securities that have an above average return at each duration as management believes this approach is representative of the yield achieved through plan asset investment strategy.

The expected long-term return on plan assets was developed considering historical long-term actual returns, expected long-term market conditions, plan asset mix and management's plan asset investment strategy.

E. Pension Plan Assets

As of December 31, 2023, pension assets included $4.0 billion invested in the separate accounts of Connecticut General Life Insurance Company, a subsidiary of the Company, and an additional $0.1 billion invested in funds of unaffiliated investment managers.

The fair values of pension assets by category are as follows:

(In millions)	December 31, 2023		December 31, 2022
Debt securities:			
Federal government and agency	$	12	$ 11
Corporate		2,780	2,349
Asset-backed		121	109
Fund investments		278	478
Total debt securities		3,191	2,947
Equity securities:			
Domestic		27	89
International, including funds and pooled separate accounts [1]		6	35
Total equity securities		33	124
Securities partnerships		419	452
Real estate funds, including pooled separate accounts [1]		270	315
Commercial mortgage loans		46	63
Guaranteed deposit account contract		48	50
Cash equivalents and other current assets, net		131	235
Total pension assets at fair value	$	4,138	$ 4,186

[1] A pooled separate account has several participating benefit plans and each owns a share of the total pool of investments.

The Company's current target investment allocation percentages are 90% fixed income and 10% in other investments, including private equity (securities partnerships), public equity securities, and real estate, and are developed by management as guidelines, although the fair values of each asset category are expected to vary as a result of changes in market conditions. The Company will evaluate further allocation changes to equity securities, other investments and fixed income securities as funding levels change.

See Note 13 for further details regarding how fair value is determined, including the level within the fair value hierarchy and the procedures we use to validate fair value measurements. The Company classifies substantially all debt securities in Level 2 for pension plan assets. These assets are valued using recent trades of similar securities or are fund investments priced using their daily net asset value that is the exit price. All domestic equity securities and international equity funds within pension assets are classified as Level 3.

Securities partnerships, real estate and hedge funds are valued using net asset value as a practical expedient and are excluded from the fair value hierarchy. See Note 13 for additional disclosures related to these assets invested in the separate accounts of the Company's subsidiary. Certain securities as described in Note 13, as well as commercial mortgage loans and guaranteed deposit account contracts, are classified in Level 3 because unobservable inputs used in their valuation are significant.

F. 401(k) Plan

The Company sponsors a 401(k) plan. All employees are immediately eligible for the plan at hire and the Company matches a portion of employees' contributions to the plan. Participants in the plan may invest in various funds that invest in the Company's common stock, several diversified stock funds, a bond fund or stable value funds. The Company common stock fund under the plan constitutes an "employee stock ownership plan" as defined in the Internal Revenue Code. Dividends from the Company common stock fund are reinvested in a participant's stock fund account unless the participant elects to receive the dividends in cash.

The Company may elect to increase its matching contributions if the Company's annual performance meets certain targets. The Company's annual expense for the plan was as follows:

(In millions)	For the Years Ended December 31,		
	2023	2022	2021
Expense	$ 296	$ 274	$ 268

Note 19 – Employee Incentive Plans

A. About Our Plans

The People Resources Committee (the "Committee") of the Board of Directors awards stock options, restricted stock grants, restricted stock units, deferred stock and strategic performance shares to certain employees. The Company issues original issue shares for these awards.

The Company records compensation expense for stock and option awards over their vesting periods primarily based on the estimated fair value at the grant date. Fair value is determined differently for each type of award as discussed below.

Shares of common stock available for award were as follows:

(In millions)	December 31, 2023	December 31, 2022	December 31, 2021
Common shares available for award	14.4	16.6	19.1

B.   Stock Options

Accounting policy. The Company awards options to purchase The Cigna Group common stock at the market price of the stock on the grant date. Options vest over periods ranging from one year to three years and expire no later than 10 years from grant date. Fair value is estimated using the Black-Scholes option-pricing model by applying the assumptions presented below. That fair value is reduced by options expected to be forfeited during the vesting period. The Company estimates forfeitures at the grant date based on our experience and adjusts the expense to reflect actual forfeitures over the vesting period. The fair value of options, net of forfeitures, is recognized in Selling, general and administrative expenses on a straight-line basis over the vesting period.

Black-Scholes option-pricing model assumptions and the resulting fair value of options are presented in the following table:

	2023	2022	2021
Dividend yield	1.58 %	1.98 %	1.85 %
Expected volatility	30.0 %	30.0 %	30.0 %
Risk-free interest rate	3.6 %	1.6 %	0.5 %
Expected option life	4.7 years	4.5 years	4.5 years
Weighted average fair value of options	$ 79.66	$ 50.61	$ 44.84

The dividend yield reflects expected future dividends. The Company intends to continue to pay dividends for the foreseeable future. The expected volatility reflects the past daily stock price volatility of The Cigna Group stock. The Company does not consider volatility implied in the market prices of traded options to be a good indicator of future volatility because remaining traded options will expire within one year. The risk-free interest rate is derived using the four-year U.S. Treasury bond yield rate as of the award date for the primary annual grant. Expected option life reflects the Company's historical experience.

The following table shows the status of, and changes in, common stock options:

	For the Years Ended December 31,					
	2023		2022		2021	
(Options in thousands)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - January 1	6,992	$ 186.54	8,490	$ 169.47	9,742	$ 152.40
Granted	915	$ 294.37	1,375	$ 226.95	1,524	$ 213.81
Exercised	(1,080)	$ 174.66	(2,617)	$ 149.97	(2,584)	$ 129.08
Expired or canceled	(131)	$ 246.95	(256)	$ 211.22	(192)	$ 199.10
Outstanding - December 31	6,696	$ 202.02	6,992	$ 186.54	8,490	$ 169.47
Options exercisable at year-end	4,616	$ 179.28	4,410	$ 168.97	5,612	$ 152.92

Compensation expense of $67 million related to unvested stock options at December 31, 2023 will be recognized over the next two years (weighted average period).

The table below summarizes information for stock options exercised:

| (In millions) | For the Years Ended December 31, | | | | | |
	2023		2022		2021	
Intrinsic value of options exercised	$	126	$	313	$	268
Cash received for options exercised	$	187	$	389	$	326
Tax benefit from options exercised	$	17	$	47	$	50

The following table summarizes information for outstanding common stock options:

| | December 31, 2023 | | | |
	Options Outstanding		Options Exercisable	
Number (in thousands)		6,696		4,616
Total intrinsic value (in millions)	$	652	$	555
Weighted average exercise price	$	202.02	$	179.28
Weighted average remaining contractual life		5.9 years		4.7 years

C. Restricted Stock

The Company awards restricted stock (grants and units) to the Company's employees that vest over periods ranging from one to three years. Recipients of restricted stock awards accumulate dividends during the vesting period, but generally forfeit their awards and accumulated dividends if their employment terminates before the vesting date.

Accounting policy. Fair value of restricted stock awards is equal to the market price of The Cigna Group's common stock on the date of grant. This fair value is reduced by awards that are expected to forfeit. At the grant date, the Company estimates forfeitures based on experience and adjusts the expense to reflect actual forfeitures over the vesting period. This fair value, net of forfeitures, is recognized in Selling, general and administrative expenses over the vesting period on a straight-line basis.

The following table shows the status of, and changes in, restricted stock awards:

| | For the Years Ended December 31, | | | | | | | | |
| | 2023 | | | 2022 | | | 2021 | | |
(Awards in thousands)	Grants/Units		Weighted Average Fair Value at Award Date	Grants/Units		Weighted Average Fair Value at Award Date	Grants/Units		Weighted Average Fair Value at Award Date
Outstanding - January 1	1,535	$	219.25	1,524	$	202.85	1,600	$	186.12
Awarded	700	$	294.60	876	$	229.60	899	$	213.82
Vested	(759)	$	214.70	(714)	$	197.83	(866)	$	184.07
Forfeited	(72)	$	256.24	(151)	$	215.02	(109)	$	197.01
Outstanding - December 31	1,404	$	257.38	1,535	$	219.25	1,524	$	202.85

The fair value of vested restricted stock at the vesting date was as follows:

| (In millions) | For the Years Ended December 31, | | | | | |
	2023		2022		2021	
Fair value of vested restricted stock	$	220	$	167	$	183

Approximately 8,900 employees held 1.4 million restricted stock awards at the end of 2023 with $196 million of related compensation expense to be recognized over the next two years (weighted average period).

D. Strategic Performance Shares ("SPS")

The Company awards SPSs to executives and certain other key employees generally with a performance period of three years. Half of these shares are subject to a market condition (total shareholder return relative to industry peer companies) and half are subject to a performance condition (cumulative adjusted net income). These targets are set by the Committee at the beginning of the performance period. Holders of these awards receive shares of The Cigna Group common stock at the end of the performance period ranging anywhere from 0 to 200% of the original awards.

Accounting policy. Compensation expense for SPSs is recorded over the performance period. Fair value is determined at the grant date for "market condition" SPSs using a Monte Carlo simulation model and not subsequently adjusted regardless of the final outcome. Expense is initially accrued for "performance condition" SPSs based on the most likely outcome, but evaluated for adjustment each period for updates in the expected outcome. Expense is adjusted to the actual outcome (number of shares awarded times the share price at the grant date) at the end of the performance period.

The following table shows the status of, and changes in, SPSs:

| | For the Years Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
(Awards in thousands)	Shares	Weighted Average Fair Value at Award Date	Shares	Weighted Average Fair Value at Award Date	Shares	Weighted Average Fair Value at Award Date
Outstanding - January 1	780	$ 212.68	860	$ 197.07	808	$ 190.02
Awarded	219	$ 293.85	294	$ 230.69	331	$ 213.90
Vested	(250)	$ 191.78	(261)	$ 183.60	(206)	$ 196.29
Forfeited	(63)	$ 237.50	(113)	$ 207.75	(73)	$ 197.38
Outstanding - December 31	686	$ 243.90	780	$ 212.68	860	$ 197.07

The weighted average fair value per share of SPSs for expense purposes, including the Monte Carlo factor, at the award date for the years ended December 31, 2023, 2022 and 2021 was $329.11, $258.37 and $239.57, respectively.

The fair value of vested SPSs at the vesting date was as follows:

| | For the Years Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
(Shares in thousands; $ in millions)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Shares of The Cigna Group common stock distributed upon SPS vesting	257	$ 76	137	$ 31	243	$ 51

Approximately 600 employees held 686,000 SPSs at the end of 2023 and $61 million of related compensation expense is expected to be recognized over the next two years. The amount of expense for "performance condition" SPSs will vary based on actual performance in 2024 and 2025.

E. Compensation Cost and Tax Effects of Share-based Compensation

The Company records tax benefits in Shareholders' net income during the vesting period based on the amount of expense being recognized. The difference between tax benefits based on the expense and the actual tax benefit realized are also recorded in income tax expense when stock options are exercised, or when restricted stock and SPSs vest.

| | For the Years Ended December 31, | | |
(In millions)	2023	2022	2021
Total compensation cost for shared-based awards	$ 286	$ 264	$ 268
Tax benefits recognized	$ 92	$ 80	$ 73

Note 20 – Goodwill, Other Intangibles and Property and Equipment

A. Goodwill

Accounting policy. Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. The resulting goodwill is assigned to those reporting units expected to realize cash flows from the acquisition, based on those reporting units' relative fair values. The Company's reporting units are aligned with its operating segments as described in Note 1.

The Company conducts its annual quantitative evaluation for goodwill impairment during the third quarter at the reporting unit level and writes it down through Shareholders' net income if impaired. On a quarterly basis, the Company performs a qualitative impairment assessment to determine if events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value. Fair value of a reporting unit is generally estimated based on discounted cash flow analysis and market approach models using assumptions that the Company believes a hypothetical market participant would use to determine a current transaction price. Following a change in reporting units or held for sale determination, goodwill is allocated using relative fair value. The significant assumptions and estimates used in determining fair value primarily include the discount rate and future cash flows. A discount rate is selected to correspond with each reporting unit's weighted average cost of capital, consistent with that used for investment decisions considering the specific and detailed operating plans and strategies within each reporting unit. Projections of future cash flows differ by reporting unit and are consistent with our ongoing strategic projections. Future cash flows for Evernorth Health Services are primarily driven by the forecasted gross margins of the business, as well as operating expenses and long-term growth rates. Future cash flows for our other reporting units are primarily driven by forecasted revenues, benefit expenses, operating expenses and long-term growth rates.

Goodwill activity. Goodwill activity was as follows:

(In millions)	Evernorth Health Services	Cigna Healthcare	Other Operations	Total
Balance at January 1, 2022 [1]	$ 35,128	$ 10,683	$ 234	$ 46,045
Goodwill disposed	—	—	(234)	(234)
Impact of foreign currency translation and other adjustments	2	(2)	—	—
Goodwill at December 31, 2022	35,130	10,681	—	45,811
Goodwill transferred to assets of businesses held for sale	—	(1,553)	—	(1,553)
Impact of foreign currency translation and other adjustments	—	1	—	1
Goodwill at December 31, 2023	$ 35,130	$ 9,129	$ —	$ 44,259

[1] Includes $234 million classified as assets of businesses held for sale, all reported within Other Operations.

B.   Other Intangible Assets

Accounting policy. The Company's Other intangible assets primarily include purchased customer and producer relationships, trademarks and provider networks. The fair value of purchased customer relationships and the amortization method were determined as of the dates of purchase using an income approach that relies on projected future net cash flows including key assumptions for customer attrition and discount rates. The Company's definite-lived intangible assets are amortized on an accelerated or straight-line basis, reflecting their pattern of economic benefits, over periods from three to 30 years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible asset will continue to have value. Costs incurred to renew or extend the terms of these intangible assets are generally expensed as incurred.

The Company's amortized intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows generated by the underlying asset group is less than the carrying amount of the asset group, the Company recognizes an impairment charge equal to the difference between the carrying value of the asset group and its estimated fair value. The Company's indefinite-lived intangible assets are reviewed for impairment at least annually by comparing their fair value with their carrying value. If the carrying value exceeds fair value, that excess is recognized as an impairment loss.

Components of other assets, including other intangibles. Other intangible assets were comprised of the following:

(In millions)	Cost	Accumulated Amortization	Net Carrying Value
December 31, 2023			
Customer relationships	$ 29,978	$ 7,645	$ 22,333
Trade Name - Express Scripts	8,400		8,400
Other	317	110	207
Other intangible assets	38,695	7,755	30,940
Value of business acquired ("VOBA" reported in Other assets)	211	142	69
Total [1]	$ 38,906	$ 7,897	$ 31,009
December 31, 2022			
Customer relationships	$ 29,974	$ 6,099	$ 23,875
Trade Name - Express Scripts	8,400		8,400
Other	348	131	217
Other intangible assets	38,722	6,230	32,492
Value of business acquired (reported in Other assets)	210	133	77
Total	$ 38,932	$ 6,363	$ 32,569

[1] Includes $69 million of VOBA and $77 million of Other intangible assets classified as assets of businesses held for sale.

The Company has indefinite-lived intangible assets totaling $8.5 billion at December 31, 2023 and December 31, 2022, largely consisting of the Express Scripts trade name.

C. Property and Equipment

Accounting policy. Property and equipment is carried at cost less accumulated depreciation. Cost includes interest, real estate taxes and other costs incurred during construction when applicable. Internal-use software that is acquired, developed or modified solely to meet the Company's internal needs, with no plan to market externally, is also included in this category. Costs directly related to acquiring, developing or modifying internal-use software are capitalized.

The Company calculates depreciation and amortization principally using the straight-line method generally based on the estimated useful life of each asset as follows: buildings and improvements, 10 to 40 years; purchased and internally developed software, three to five years; and furniture and equipment (including computer equipment), three to 10 years. Improvements to leased facilities are depreciated over the lesser of the remaining lease term or the estimated life of the improvement. The Company considers events and circumstances that would indicate the carrying value of property, equipment or capitalized software might not be recoverable. An impairment charge is recorded if the Company determines the carrying value of any of these assets is not recoverable. The Company also reviews and shortens the estimated useful lives of these assets, if necessary.

Components of property and equipment. Property and equipment was comprised of the following:

(In millions)	Cost		Accumulated Amortization		Net Carrying Value
December 31, 2023					
Internal-use software	$	10,155	$	7,161	$	2,994
Other property and equipment		2,282		1,405		877
Total property and equipment [(1)]	$	12,437	$	8,566	$	3,871
December 31, 2022					
Internal-use software	$	8,948	$	6,100	$	2,848
Other property and equipment		2,256		1,330		926
Total property and equipment	$	11,204	$	7,430	$	3,774

[(1)] Includes $176 million of Property and equipment net carrying value classified as assets of businesses held for sale.

Components of depreciation and amortization. Depreciation and amortization expense was comprised of the following:

(In millions)	For the Years Ended December 31,					
	2023		2022		2021	
Internal-use software	$	1,216	$	1,068	$	1,097
Other property and equipment		260		251		253
Value of business acquired (reported in Other assets)		7		12		25
Other intangibles		1,552		1,606		1,548
Total depreciation and amortization	$	3,035	$	2,937	$	2,923

The Company estimates annual pre-tax amortization for intangible assets, including internal-use software, over the next five calendar years to be as follows:

(In millions)	Pre-tax Amortization	
2024	$	2,892
2025	$	2,357
2026	$	1,803
2027	$	1,559
2028	$	1,484

Note 21 – Leases

The Company's leases are primarily for office space and certain computer and other equipment and have terms of up to 35 years.

Accounting policy. The Company determines if an arrangement is a lease and its lease classification (operating or finance) at inception. Both operating and finance leases result in (1) a right-of-use ("ROU") asset that represents our right to use the underlying asset for the lease term and (2) a lease liability that represents our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are reflected in the following lines in the Company's Consolidated Balance Sheets:

	ROU Asset	Current Lease Liability	Non-Current Lease Liability
Operating lease	Other assets	Accrued expenses and other liabilities (current)	Other liabilities (non-current)
Finance lease	Property and equipment	Short-term debt	Long-term debt

These lease assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Most of the Company's leases do not provide an implicit rate, so the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes any lease pre-payments made and excludes lease incentives for operating leases. The Company's expected life of a lease may consider options to extend or terminate a lease when it is reasonably certain that the Company will exercise that option.

The Company has lease agreements with lease and non-lease components that are accounted for as a single lease component. Operating lease ROU assets are amortized on a straight-line basis over the lease term, which is representative of the pattern in which benefit is expected to be derived from the right to use the underlying asset. Variable lease payments are expensed as incurred and represent amounts that are neither fixed in nature, such as maintenance and other services provided by the lessor, nor tied to an index or rate.

The components of lease expense were as follows:

		For the Years Ended December 31,	
(In millions)	2023	2022	2021
Operating lease cost	$ 115	$ 124	$ 170
Finance lease cost:			
Amortization of ROU assets	41	33	22
Interest on lease liabilities	4	2	2
Total finance lease cost	45	35	24
Variable lease cost	38	41	39
Total lease cost	$ 198	$ 200	$ 233

Supplemental cash flow information related to leases was as follows:

		For the Years Ended December 31,	
(In millions)	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 132	$ 148	$ 167
Operating cash outflows from finance leases	$ 4	$ 2	$ 2
Financing cash outflows from finance leases	$ 39	$ 33	$ 22
ROU assets obtained in exchange for lease obligations:			
Operating leases	$ 103	$ 43	$ 122
Finance leases	$ 48	$ 84	$ 20

Operating and finance lease ROU assets and lease liabilities were as follows:

(In millions)		December 31, 2023		December 31, 2022
Operating leases:				
Operating lease ROU assets in Other assets	$	370	$	375
Accrued expenses and other liabilities	$	105	$	114
Other non-current liabilities		340		346
Total operating lease liabilities	$	445	$	460
Finance leases:				
Property and equipment, gross	$	177	$	145
Accumulated depreciation		(73)		(48)
Property and equipment, net	$	104	$	97
Short-term debt	$	42	$	33
Long-term debt		66		66
Total finance lease liabilities	$	108	$	99

As of December 31, 2023, the weighted average remaining lease term was 6 years for operating leases and 3 years for finance leases, and the weighted average discount rate was 3.45% for operating leases and 4.29% for finance leases.

Maturities of lease liabilities are as follows:

(In millions)		Operating Leases		Finance Leases
2024	$	110	$	46
2025		102		38
2026		83		19
2027		63		6
2028		41		6
Thereafter		98		—
Total lease payments		497		115
Less: imputed interest		52		7
Total	$	445	$	108

Note 22 – Shareholders' Equity and Dividend Restrictions

State insurance departments and foreign jurisdictions that regulate certain of the Company's subsidiaries prescribe accounting practices (differing in some respects from GAAP) to determine statutory net income and surplus. The Company's life, accident and health insurance and Health Maintenance Organization ("HMO") subsidiaries are regulated by such statutory requirements. The statutory net income of the Company's life, accident and health insurance and HMO subsidiaries for the years ended, and their statutory surplus as of December 31 were as follows:

(In billions)		2023		2022		2021
Net income	$	5.3	$	5.7	$	3.4
Surplus	$	14.9	$	16.4	$	13.3

The Company's HMO and life, accident and health insurance subsidiaries are also subject to minimum statutory surplus requirements and may be required to maintain investments on deposit with state departments of insurance or other regulatory bodies. Additionally, these subsidiaries may be subject to regulatory restrictions on the amount of annual dividends or other distributions (such as loans or cash advances) that insurance companies may extend to their parent companies without prior approval. These amounts, including restricted GAAP net assets of the Company's subsidiaries, were as follows:

(In billions)		December 31, 2023
Minimum statutory surplus required by regulators [1]	$	4.8
Investments on deposit with regulatory bodies	$	0.3
Maximum dividend distributions permitted in 2024 without regulatory approval	$	2.1
Maximum loans to the parent company permitted without regulatory approval	$	1.4
Restricted GAAP net assets of The Cigna Group's subsidiaries	$	12.3

[1] Excludes amounts associated with foreign operated equity method joint ventures.

Permitted practices used by the Company's insurance subsidiaries in 2023 that differed from prescribed regulatory accounting had an immaterial impact on statutory surplus.

Undistributed earnings for equity method investments are $1.0 billion as of December 31, 2023.

Note 23 – Income Taxes

Accounting policy. Deferred income taxes are reflected in the Consolidated Balance Sheets for differences between the financial and income tax reporting bases of the Company's underlying assets and liabilities, and are established based upon enacted tax rates and laws. Deferred income tax assets are recognized when available evidence indicates that realization is more likely than not and a valuation allowance is established to the extent this standard is not met. The deferred income tax provision generally represents the net change in deferred income tax assets and liabilities during the reporting period excluding adjustments to Accumulated other comprehensive income (loss) or amounts recorded in connection with a business combination. The current income tax provision generally represents estimated amounts due on income tax returns for the year reported to various jurisdictions plus the effect of any uncertain tax positions. The Company recognizes a liability for uncertain tax positions if management believes the probability that the positions will be sustained is 50% or less. For uncertain positions that management believes are more likely than not to be sustained, the Company recognizes a liability based upon management's estimate of the most likely settlement outcome with the taxing authority. The liabilities for uncertain tax positions are classified as current when the position is expected to be settled within 12 months or the statute of limitation expires within 12 months.

Income taxes attributable to the Company's foreign operations are generally provided using the respective foreign jurisdictions' tax rate.

A. Income Tax Expense

The components of income taxes were as follows:

		For the Years Ended December 31,				
(In millions)		2023		2022		2021
Current taxes						
U.S. income taxes	$	1,459	$	1,679	$	1,267
Foreign income taxes		161		219		207
State income taxes		180		189		112
Total current taxes		1,800		2,087		1,586
Deferred taxes (benefits)						
U.S. income tax benefits		(533)		(275)		(163)
Foreign income (tax benefits) taxes		(1,046)		(28)		69
State income tax benefits		(80)		(169)		(122)
Total deferred tax benefits		(1,659)		(472)		(216)
Total income taxes	$	141	$	1,615	$	1,370

Total income taxes were different from the amount computed using the nominal federal income tax rate for the following reasons:

| | For the Years Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
(In millions)	$	%	$	%	$	%
Tax expense at nominal rate	$ 1,158	21.0 %	$ 1,763	21.0 %	$ 1,426	21.0 %
Impact of sale of businesses	—	—	(37)	(0.4)	—	—
Impact of businesses held for sale	(213)	(3.9)	—	—	—	—
Effect of foreign earnings	(173)	(3.1)	(96)	(1.2)	(33)	(0.5)
State income tax (benefit), net of federal income tax benefit	(39)	(0.7)	16	0.2	(9)	(0.1)
Swiss tax attributes	(1,674)	(30.4)	—	—	—	—
Other foreign tax attributes	(153)	(2.8)	—	—	—	—
Change in valuation allowance	1,290	23.4	—	—	—	—
Other	(55)	(0.9)	(31)	(0.4)	(14)	(0.2)
Total income taxes	$ 141	2.6 %	$ 1,615	19.2 %	$ 1,370	20.2 %

Consolidated pre-tax income from the Company's foreign operations was approximately 48% of the Company's pre-tax income in 2023, 46% in 2022 and 26% in 2021. The increase over 2022 is primarily driven by an increase to the Company's international pharmaceutical operations, partially offset by a reduction in earnings from the sold entities.

Foreign Jurisdiction Tax Attributes. Impacting the effective tax rate for the year ended December 31, 2023 was the recording of the Company's net deferred tax asset associated with foreign tax law changes and agreements in certain tax jurisdictions. The Company established deferred tax assets of approximately $1.8 billion associated with the foreign tax attributes and a related $772 million valuation allowance against these deferred tax assets based on projections of future earnings and requirements to utilize the assets within certain time periods. It is possible in future periods that the Company may revalue these net deferred tax assets due to modifications in certain assumptions such as forecasted future earnings.

Sale of Medicare Advantage and Related Businesses. The Company recorded $584 million of deferred tax benefits and an equal amount of valuation allowance in connection with the HCSC transaction. The valuation allowance has been recorded due to the uncertainty relative to the recovery of the deferred tax benefits as the Company does not currently have capital gain capacity to offset these capital losses.

B. Deferred Income Taxes

Deferred income tax assets and liabilities were as follows:

(In millions)	December 31, 2023	December 31, 2022
Deferred tax assets		
Employee and retiree benefit plans	$ 217	$ 189
Other insurance and contractholder liabilities	353	278
Loss carryforwards	200	205
Deferred loss - sale of business	584	—
Other accrued liabilities	244	265
Policy acquisition expenses	39	36
Unrealized depreciation on investments and foreign currency translation	81	159
Foreign tax attributes	1,827	—
Other	242	190
Deferred tax assets before valuation allowance	3,787	1,322
Valuation allowance for deferred tax assets	(1,498)	(208)
Deferred tax assets, net of valuation allowance	2,289	1,114
Deferred tax liabilities		
Depreciation and amortization	371	512
Acquisition-related basis differences	8,105	8,347
Other	—	41
Total deferred tax liabilities	8,476	8,900
Net deferred income tax liabilities[1]	$ (6,187)	$ (7,786)

[1] Deferred tax liabilities, net in the Consolidated Balance Sheets as of December 31, 2023, excludes $1,055 million reported in Other assets and $69 million reported in liabilities of businesses held for sale.

Management believes that future results will be sufficient to realize a majority of the Company's gross deferred tax assets. As of December 31, 2023, we had approximately $218 million in deferred tax assets ("DTAs") associated with unrealized investment losses that are partially recorded in Accumulated other comprehensive loss. We have determined that a valuation allowance against the DTAs is not currently required based on the Company's ability to carry back losses and our ability and intent to hold certain securities until recovery. We continue to monitor and evaluate the need for any valuation allowance in the future. As of December 31, 2023, we had approximately $1.8 billion in DTAs associated with the foreign tax attributes as discussed above. We have determined that approximately $772 million valuation allowance against these DTAs is required based on the Company's taxable income projections and the requirement to utilize the assets within certain time periods. Additionally, the Company has $584 million of deferred tax assets and a full valuation allowance associated with the HCSC transaction, as discussed above. Valuation allowances are established against deferred tax assets when it is determined that it is more likely than not that the asset will not be recognized. Valuation allowances have been established against certain federal, state and foreign tax attributes. There are multiple expiration dates associated with these tax attributes.

C. Uncertain Tax Positions

Reconciliations of unrecognized tax benefits were as follows:

(In millions)	For the Years Ended December 31,		
	2023	2022	2021
Balance at January 1,	$ 1,343	$ 1,230	$ 1,210
(Decrease) / Increase due to prior year positions	(26)	8	21
Increase due to current year positions	107	137	31
Reduction related to settlements with taxing authorities	(13)	(4)	(15)
Reduction related to lapse of applicable statute of limitations	(12)	(28)	(17)
Balance at December 31,	$ 1,399	$ 1,343	$ 1,230

Substantially all unrecognized tax benefits would impact Shareholders' net income if recognized.

The Company classifies net interest expense on uncertain tax positions as a component of income tax expense and in Other non-current liabilities in the Consolidated Balance Sheets. In addition to the amounts in the table above, the liability for net interest expense on uncertain tax positions was approximately $220 million as of December 31, 2023, $176 million as of December 31, 2022 and $148 million as of December 31, 2021.

D. Other Tax Matters

The statutes of limitations for The Cigna Group's consolidated federal income tax returns through 2016 have closed. However, The Cigna Group filed amended returns for both the 2015 and 2016 tax years, which are under review by the Internal Revenue Service ("IRS"). Additionally, the IRS is examining The Cigna Group's returns for 2017 and 2018. The statutes of limitations for Express Scripts' consolidated federal income tax returns through 2012 has closed. However, for 2010 through 2012 tax years, there remains a significant disputed matter. The IRS is also examining Express Scripts' consolidated federal income tax returns for 2013 through 2018. The Company has established adequate reserves for these matters.

The Company conducts business in a number of state and foreign jurisdictions and may be engaged in multiple audit proceedings at any given time. Generally, no further state or foreign audit activity is expected for tax years prior to 2014 for The Cigna Group's entities and 2010 for Express Scripts' entities.

Pillar Two. On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development ("OECD") Pillar Two Framework that was supported by over 130 countries worldwide. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are also implementing similar legislation, and the OECD continues to release additional guidance on these rules. The Company is within the scope of the OECD Pillar Two model rules and continues to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries but expects the impact to not materially change its results from operations.

Note 24 – Contingencies and Other Matters

The Company, through its subsidiaries, is contingently liable for various guarantees provided in the ordinary course of business.

A. Financial Guarantees: Retiree and Life Insurance Benefits

The Company guarantees that separate account assets will be sufficient to pay certain life insurance or retiree benefits. For the majority of these benefits, the sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. If employers fail to do so, the Company or an affiliate of the buyer of the retirement benefits business has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2023, employers maintained assets that generally exceeded the benefit obligations under these arrangements of approximately $420 million. An additional liability is established if management believes that the Company will be required to make payments under the guarantees; there were no additional liabilities required for these guarantees, net of reinsurance, as of December 31, 2023. Separate account assets supporting these guarantees are classified in Levels 1 and 2 of the GAAP fair value hierarchy.

The Company does not expect that these financial guarantees will have a material effect on the Company's consolidated results of operations, liquidity or financial condition.

B. Certain Other Guarantees

The Company had indemnification obligations as of December 31, 2023 in connection with acquisition and disposition transactions. These indemnification obligations are triggered by the breach of representations or covenants provided by the Company, such as representations for the presentation of financial statements, filing of tax returns, compliance with laws or regulations or identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a stated dollar amount or a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. The Company does not believe that it is possible to determine the maximum potential amount due under these obligations because not all amounts due under these indemnification obligations are subject to limitation. There were no liabilities for these indemnification obligations as of December 31, 2023.

C. Guaranty Fund Assessments

The Company operates in a regulatory environment that may require its participation in assessments under state insurance guaranty association laws. The Company's exposure to assessments for certain obligations of insolvent insurance companies to policyholders and claimants is based on its share of business written in the relevant jurisdictions.

There were no material charges or credits resulting from existing or new guaranty fund assessments for the year ended December 31, 2023.

D. Legal and Regulatory Matters

The Company is routinely involved in numerous claims, lawsuits, regulatory inquiries and audits, government investigations, including under the federal False Claims Act and state false claims acts initiated by a government investigating body or by a *qui tam* relator's filing of a complaint under court seal, and other legal matters arising, for the most part, in the ordinary course of managing a global health company. Additionally, the Company has received and is cooperating with subpoenas or similar processes from various governmental agencies requesting information, all arising in the normal course of its business. Disputed tax matters arising from audits by the Internal Revenue Service or other state and foreign jurisdictions, including those resulting in litigation, are accounted for under GAAP guidance for uncertain tax positions, as described in Note 23.

Pending litigation and legal or regulatory matters that the Company has identified with a reasonably possible material loss and certain other material litigation matters are described below. For those matters that the Company has identified with a reasonably possible material loss, the Company provides disclosure in the aggregate of accruals and range of loss, or a statement that such information cannot be estimated. The Company's accrual for the matter discussed below under "Litigation Matters" is not material. Due to numerous uncertain factors presented in this case, it is not possible to estimate an aggregate range of loss (if any) for this matter at this time. In light of the uncertainties involved in this matter, there is no assurance that its ultimate resolution will not exceed the amount currently accrued by the Company. An adverse outcome in this matter could be material to the Company's results of operations, financial condition or liquidity for any particular period. The outcomes of lawsuits are inherently unpredictable and we may be unsuccessful in this ongoing litigation matter or any future claims or litigation.

Litigation Matters

Express Scripts Litigation with Elevance. In March 2016, Elevance filed a lawsuit in the United States District Court for the Southern District of New York alleging various breach of contract claims against Express Scripts relating to the parties' rights and obligations under the periodic pricing review section of the pharmacy benefit management agreement between the parties including allegations that Express Scripts failed to negotiate new pricing concessions in good faith, as well as various alleged service issues. Elevance also requested that the court enter declaratory judgment that Express Scripts is required to provide Elevance competitive benchmark pricing, that Elevance can terminate the agreement and that Express Scripts is required to provide Elevance with post-termination services at competitive benchmark pricing for one year following any termination by Elevance. Elevance claimed it is entitled to $13 billion in additional pricing concessions over the remaining term of the agreement, as well as $1.8 billion for one year following any contract termination by Elevance and $150 million damages for service issues ("Elevance's Allegations"). On April 19, 2016, in response to Elevance's complaint, Express Scripts filed its answer denying Elevance's Allegations in their entirety and asserting affirmative defenses and counterclaims against Elevance. The court subsequently granted Elevance's motion to dismiss two of six counts of Express Scripts' amended counterclaims. Express Scripts filed its Motion for Summary Judgment on August 27, 2021. Elevance completed filing of its Response to Express Scripts' Motion for Summary Judgment on October 16, 2021. Express Scripts filed its Reply in Support of its Motion for Summary Judgment on November 19, 2021. On March 31, 2022, the court granted summary judgment in favor of Express Scripts on all of Elevance's pricing claims for damages totaling $14.8 billion and on most of Elevance's claims relating to service issues. Elevance's only remaining service claims relate to the review or processing of prior authorizations, with alleged damages over $100 million. On November 1, 2023, the parties signed a settlement agreement pursuant to which Express Scripts agreed to resolve the service-related claims. The settlement agreement is not an admission of liability or fault by Express Scripts, the Company or its subsidiaries. Following the settlement, Elevance retains the right to appeal the pricing-related claims that were previously dismissed by the court and Express Scripts retains the ability to reassert its own pricing-related claims in the event any appeal by Elevance is successful. Elevance filed its Notice of Appeal of its pricing-related claims on December 12, 2023. Elevance's opening appellate brief is due March 25, 2024.

Note 25 – Segment Information

See Note 1 to the Consolidated Financial Statements for a description of our segments. A description of our basis for reporting segment operating results is outlined below. Intersegment revenues primarily reflect pharmacy and care services transactions between the Evernorth Health Services and Cigna Healthcare segments.

The Company uses "pre-tax adjusted income (loss) from operations" and "adjusted revenues" as its principal financial measures of segment operating performance because management believes these metrics best reflect the underlying results of business operations and permit analysis of trends in underlying revenue, expenses and profitability. We define pre-tax adjusted income from operations as income before income taxes excluding pre-tax income (loss) attributable to noncontrolling interests, net realized investment results, amortization of acquired intangible assets, and special items. The Cigna Group's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting are also excluded. Special items are matters that management believes are not representative of the underlying results of operations due to their nature or size. Adjusted income (loss) from operations is measured on an after-tax basis for consolidated results and on a pre-tax basis for segment results.

The Company defines adjusted revenues as total revenues excluding the following adjustments: special items and The Cigna Group's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting. Special items are matters that management believes are not representative of the underlying results of operations due to their nature or size. We exclude these items from this measure because management believes they are not indicative of past or future underlying performance of the business.

The Company does not report total assets by segment because this is not a metric used to allocate resources or evaluate segment performance.

The following table presents the special items charges (benefits) recorded by the Company, as well as the respective financial statement line items impacted:

	For the Years Ended December 31,					
	2023		**2022**		**2021**	
(In millions)	**Pre-tax**	**After-tax**	**Pre-tax**	**After-tax**	**Pre-tax**	**After-tax**
Loss (gain) on sale of businesses	$ 1,499	$ 1,429	$ (1,662)	$ (1,332)	$ —	$ —
Charge for organizational efficiency plan (Selling, general and administrative expenses)	252	193	22	17	168	119
Charges (benefits) associated with litigation matters (Selling, general and administrative expenses)	201	171	(28)	(20)	(27)	(21)
Integration and transaction-related costs (Selling, general and administrative expenses)	45	35	135	103	169	71
Deferred tax (benefits), net (Income taxes, less amount attributable to noncontrolling interests)	—	(1,071)	—	—	—	—
Debt extinguishment costs	—	—	—	—	141	110
Total impact from special items	$ 1,997	$ 757	$ (1,533)	$ (1,232)	$ 451	$ 279

Effective January 1, 2023, we adopted amended accounting guidance for long-duration insurance contracts. See Note 2 to the Consolidated Financial Statements for further information. Prior period summarized segment information has been retrospectively adjusted to conform to this new basis of accounting. Summarized segment financial information was as follows:

(In millions)	Evernorth Health Services		Cigna Healthcare		Other Operations		Corporate and Eliminations		Total	
2023										
Revenues from external customers	$	147,588	$	46,219	$	291	$	1	$	194,099
Intersegment revenues		5,670		4,332		—		(10,002)		
Net investment income		241		597		305		23		1,166
Total revenues		153,499		51,148		596		(9,978)		195,265
Net realized investment results from certain equity method investments		—		57		—		—		57
Adjusted revenues	$	153,499	$	51,205	$	596	$	(9,978)	$	195,322
Depreciation and amortization	$	2,438	$	569	$	3	$	25	$	3,035
Income (loss) before income taxes	$	4,768	$	2,664	$	76	$	(1,995)	$	5,513
Pre-tax adjustments to reconcile to adjusted income from operations										
(Income) attributable to noncontrolling interests		(144)		(2)		—		—		(146)
Net realized investment losses [1]		—		133		2		—		135
Amortization of acquired intangible assets		1,774		45		—		—		1,819
Special items										
Loss on sale of businesses		—		1,481		18		—		1,499
Charge for organizational efficiency plan		—		—		—		252		252
Charges associated with litigation matters		44		157		—		—		201
Integration and transaction-related costs		—		—		—		45		45
Pre-tax adjusted income (loss) from operations	$	6,442	$	4,478	$	96	$	(1,698)	$	9,318

(In millions)	Evernorth Health Services		Cigna Healthcare		Other Operations		Corporate and Eliminations		Total	
2022										
Revenues from external customers	$	135,786	$	41,738	$	1,839	$	—	$	179,363
Intersegment revenues		4,463		2,535		—		(6,998)		
Net investment income		86		638		424		7		1,155
Total revenues		140,335		44,911		2,263		(6,991)		180,518
Net realized investment results from certain equity method investments		—		126		—		—		126
Adjusted revenues	$	140,335	$	45,037	$	2,263	$	(6,991)	$	180,644
Depreciation and amortization	$	2,283	$	638	$	6	$	10	$	2,937
Income (loss) before income taxes	$	4,421	$	3,470	$	2,101	$	(1,595)	$	8,397
Pre-tax adjustments to reconcile to adjusted income from operations										
(Income) attributable to noncontrolling interests		(66)		(4)		(14)		—		(84)
Net realized investment losses [1]		—		530		83		—		613
Amortization of acquired intangible assets		1,772		103		1		—		1,876
Special items										
(Gain) on sale of businesses		—		—		(1,662)		—		(1,662)
Charge for organizational efficiency plan		—		—		—		22		22
(Benefits) associated with litigation matters		—		—		—		(28)		(28)
Integration and transaction-related costs		—		—		—		135		135
Pre-tax adjusted income (loss) from operations	$	6,127	$	4,099	$	509	$	(1,466)	$	9,269

[1] Includes the Company's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting.

(In millions)	Evernorth Health Services		Cigna Healthcare		Other Operations		Corporate and Eliminations		Total	
2021										
Revenues from external customers	$	127,692	$	41,369	$	3,459	$	—	$	172,520
Intersegment revenues		4,203		2,271		—		(6,474)		
Net investment income (loss)		17		1,003		530		(1)		1,549
Total revenues		131,912		44,643		3,989		(6,475)		174,069
Net realized investment results from certain equity method investments		—		—		—		—		—
Adjusted revenues	$	131,912	$	44,643	$	3,989	$	(6,475)	$	174,069
Depreciation and amortization	$	2,316	$	551	$	52	$	4	$	2,923
Income (loss) before income taxes	$	3,908	$	3,804	$	868	$	(1,790)	$	6,790
Pre-tax adjustments to reconcile to adjusted income from operations										
(Income) attributable to noncontrolling interests		(31)		(3)		(24)		—		(58)
Net realized investment losses (gains) [1]		4		(247)		45		—		(198)
Amortization of acquired intangible assets		1,937		47		14		—		1,998
Special items										
Charge for organizational efficiency plan		—		—		—		168		168
(Benefits) associated with litigation matters		—		—		—		(27)		(27)
Integration and transaction-related costs		—		—		—		169		169
Debt extinguishment costs		—		—		—		141		141
Pre-tax adjusted income (loss) from operations	$	5,818	$	3,601	$	903	$	(1,339)	$	8,983

[1] *Includes the Company's share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting.*

Revenue from external customers includes Pharmacy revenues, Premiums and Fees and other revenues. Prior period amounts have been retrospectively adjusted to reflect adoption of amended accounting guidance for long-duration insurance contracts (as discussed in Note 2 to the Consolidated Financial Statements) and to reflect the merger of the U.S. Commercial and U.S. Government operating segments into the U.S. Healthcare operating segment (as discussed in Note 1 to the Consolidated Financial Statements). The following table presents these revenues by product, premium and service type:

		For the Years Ended December 31,			
(In millions)		**2023**		2022	2021
Products (Pharmacy revenues) (ASC 606)					
Network revenues	$	**67,514**	$	64,946 $	64,992
Home delivery and specialty revenues		**65,732**		61,283	54,391
Other revenues		**9,047**		6,753	6,428
Intercompany eliminations		**(5,050)**		(4,416)	(4,398)
Total pharmacy revenues		**137,243**		128,566	121,413
Insurance premiums (ASC 944)					
Cigna Healthcare					
U.S. Healthcare					
Employer insured		**16,490**		15,199	14,315
Medicare Advantage		**8,771**		7,896	8,362
Stop loss		**6,143**		5,461	4,868
Individual and Family Plans		**5,088**		2,636	2,528
Other		**4,095**		3,996	5,076
U.S. Healthcare		**40,587**		35,188	35,149
International Health		**3,295**		2,906	2,588
Total Cigna Healthcare		**43,882**		38,094	37,737
Divested International businesses		**—**		1,596	3,205
Other		**281**		225	221
Intercompany eliminations		**74**		1	(9)
Total premiums		**44,237**		39,916	41,154
Services (Fees) (ASC 606)					
Evernorth Health Services		**10,866**		7,234	6,070
Cigna Healthcare		**6,566**		6,053	5,743
Other Operations		**3**		9	19
Other revenues		**210**		168	188
Intercompany eliminations		**(5,026)**		(2,583)	(2,067)
Total fees and other revenues		**12,619**		10,881	9,953
Total revenues from external customers	$	**194,099**	$	179,363 $	172,520

U.S. and foreign revenues from external customers are shown below. The Company's foreign revenues are generated by its foreign operating entities. In the periods shown, no single foreign country contributed more than 2% of consolidated revenues from external customers.

		For the Years Ended December 31,			
(In millions)		**2023**		2022	2021
United States	$	**189,840**	$	174,540 $	166,626
Foreign countries [1]		**4,259**		4,823	5,894
Total revenues from external customers	$	**194,099**	$	179,363 $	172,520

[1] *The divested International businesses as described in Note 5 comprised of $1.6 billion and $3.2 billion in 2022 and 2021, respectively.*

Revenues from U.S. Federal Government agencies, under a number of contracts, were 15% of consolidated revenues in 2023 and 14% in both 2022 and 2021. These amounts were reported in the Evernorth Health Services and Cigna Healthcare segments.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

A. Disclosure Controls and Procedures

Based on an evaluation of the effectiveness of The Cigna Group's disclosure controls and procedures conducted under the supervision and with the participation of The Cigna Group's management (including The Cigna Group's Chief Executive Officer and Chief Financial Officer), The Cigna Group's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, The Cigna Group's disclosure controls and procedures are effective to ensure that information required to be disclosed by The Cigna Group in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to The Cigna Group's management, including The Cigna Group's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B. Internal Control Over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting

Management of The Cigna Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal controls were designed to provide reasonable assurance that the Company's consolidated published financial statements for external purposes were prepared in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that:

(i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*. Based on management's assessment and the criteria set forth by COSO, it was determined that the Company's internal control over financial reporting is effective as of December 31, 2023.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting, as stated in their report located in Item 8 of this Form 10-K.

Change in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, The Cigna Group's internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Rule 10b5-1 Plan Elections

During the three months ended December 31, 2023, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

A. Directors of the Registrant

The information under the captions "Corporate Governance Matters – Board of Directors' Nominees" and "Corporate Governance Matters – Board Meetings and Committees" (as it relates to Audit Committee disclosure) in The Cigna Group's definitive proxy statement related to the 2024 annual meeting of shareholders ("the 2024 Proxy Statement") is incorporated herein by reference.

B. Executive Officers of the Registrant

See Part I – "Information about our Executive Officers" in this Form 10-K.

C. Code of Ethics and Other Corporate Governance Disclosures

The information under the caption "Corporate Governance Matters – Codes of Ethics" in the 2024 Proxy Statement is incorporated herein by reference. We intend to promptly disclose on our website, in accordance with applicable rules, any required disclosure of changes to or waivers, if any, of our Code of Ethics or our Director Code of Business Conduct and Ethics.

D. Delinquent Section 16(a) Reports

The information under the caption "Ownership of The Cigna Group Common Stock – Delinquent Section 16(a) Reports", if included in the 2024 Proxy Statement, is incorporated herein by reference.

Item 11. *EXECUTIVE COMPENSATION*

The information under the captions "Corporate Governance Matters – Non-Employee Director Compensation," "Certain Transactions – Compensation Committee Interlocks and Insider Participation," "Compensation Matters – Compensation Discussion and Analysis," "Compensation Matters – Report of the People Resources Committee" and "Compensation Matters – Executive Compensation Tables" in the 2024 Proxy Statement is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The following table presents information regarding The Cigna Group's equity compensation plans as of December 31, 2023:

Plan Category	(a) [1] Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	(b) [2] Weighted Average Exercise Price Of Outstanding Options, Warrants And Rights	(c) [3] Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity Compensation Plans Approved by Security Holders	8,161,152	$ 202.02	14,371,589
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	8,161,152	$ 202.02	14,371,589

[1] *Includes, in addition to outstanding stock options:*
   (i) 57,961 restricted stock units, 34,015 deferred shares and 1,372,834 strategic performance shares that are reported at the maximum 200% payout rate granted under the Cigna Long-Term Incentive Plan, the Cigna Corporation Stock Plan and the Cigna Corporation Director Equity Plan; and
   (ii) 235,858 shares of common stock underlying stock option awards granted under the Express Scripts Holding Company 2016 Long-Term Incentive Plan, 390,212 shares of common stock underlying stock option awards granted under the Express Scripts, Inc. 2011 Long-Term Incentive Plan, and 182,865 shares of common stock underlying stock option awards granted under the Medco Health Solutions, Inc. 2002 Stock Incentive Plan that were all approved by the applicable company's shareholders before The Cigna Group's acquisition of Express Scripts in December 2018.

[2] *The weighted-average exercise price is based only on outstanding stock options. The outstanding stock options assumed due to The Cigna Group's acquisition of Express Scripts, in aggregate, have a weighted-average exercise price of $154.55. Excluding the assumed options from this acquisition results in a weighted-average exercise price of $208.54.*

[3] *Represents 14,371,589 shares of common stock available as of the close of business December 31, 2023 for future issuance under the Cigna Long-Term Incentive Plan. No further grants may be made and no shares remain available for future issuance under any plan other than the Cigna Long-Term Incentive Plan.*

The information under the captions "Ownership of The Cigna Group Common Stock – Stock Held by Directors, Nominees and Executive Officers" and "Ownership of The Cigna Group Common Stock – Stock Held by Certain Beneficial Owners" in the 2024 Proxy Statement is incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information under the captions "Corporate Governance Matters – Director Independence" and "– Certain Transactions" in the 2024 Proxy Statement is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information under the captions "Audit Matters – Policy for the Pre-Approval of Audit and Non-Audit Services" and "Audit Matters – Fees to Independent Registered Public Accounting Firm" in the 2024 Proxy Statement is incorporated herein by reference.

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) (1) The following Financial Statements can be found under Part II Item 8 of this Form 10-K:

> Report of Independent Registered Public Accounting Firm. (Public Company Accounting Oversight Board ID: 238)
>
> Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021.
>
> Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021.
>
> Consolidated Balance Sheets as of December 31, 2023 and 2022.
>
> Consolidated Statements of Changes in Total Equity for the years ended December 31, 2023, 2022 and 2021.
>
> Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021.
>
> Notes to the Consolidated Financial Statements.

(2) The financial statement schedules listed in the Index to Financial Statement Schedules on page FS-1 which list is incorporated herein.

(3) Set forth in this Item 15 is a list of exhibits filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) The exhibits listed in the accompanying "Index to Exhibits" in this Item 15 are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(c) The financial statement schedules listed in the Index to Financial Statement Schedules on page FS-1 are filed as part of this Annual Report on Form 10-K.

INDEX TO EXHIBITS

Number	Description	Method of Filing
2.1(a)	Agreement and Plan of Merger, dated as of March 8, 2018, by and among Cigna Corporation (formerly Halfmoon Parent, Inc.), Express Scripts Holding Company, Cigna Holding Company (formerly Cigna Corporation), Halfmoon I, Inc. and Halfmoon II, Inc.	Filed by Cigna Holding Company ("CHC") as Exhibit 2.1 to the Current Report on Form 8-K on March 13, 2018 and incorporated herein by reference.
2.1(b)	Amendment No. 1, dated as of June 27, 2018, to the Agreement and Plan of Merger, dated as of March 8, 2018, by and among Cigna Corporation, Express Scripts Holding Company, Cigna Holding Company, Halfmoon I, Inc. and Halfmoon II, Inc.	Filed by CHC as Exhibit 2.1 to the Current Report on Form 8-K on July 2, 2018 and incorporated herein by reference.
3.2	Restated Certificate of Incorporation of the registrant effective as of April 26, 2023	Filed by the registrant as Exhibit 3.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2023 and incorporated herein by reference.
3.3	Amended and Restated By-Laws of the registrant as last amended February 13, 2023	Filed by the registrant as Exhibit 3.3 to the Current Report on Form 8-K on February 13, 2023 and incorporated herein by reference.
4.1(a)	Indenture, dated as of September 17, 2018, between Cigna Corporation (formerly Halfmoon Parent, Inc.) and U.S. Bank National Association, as trustee	Filed by CHC as Exhibit 4.1 to the Current Report on Form 8-K on September 21, 2018 and incorporated herein by reference.
4.1(b)	Supplemental Indenture, dated as of September 17, 2018, between Cigna Corporation (formerly Halfmoon Parent, Inc.) and U.S. Bank National Association, as trustee	Filed by CHC as Exhibit 4.2 to the Current Report on Form 8-K on September 21, 2018 and incorporated herein by reference.
4.1(c)	Second Supplemental Indenture dated as of December 20, 2018, by and among Express Scripts Holding Company, Cigna Holding Company and U.S. Bank National Association, as trustee	Filed by the registrant as Exhibit 4.7 to the Current Report on Form 8-K on December 20, 2018 and incorporated herein by reference.
4.1(d)	Third Supplemental Indenture, dated as of October 11, 2019, by and among Cigna Corporation, as the Issuer, Cigna Holding Company and Express Scripts Holding Company, each as guarantors, and U.S. Bank, National Association, as trustee	Filed by the registrant as Exhibit 4.1 to the Current Report on Form 8-K on October 11, 2019 and incorporated herein by reference.
4.1(e)	Fourth Supplemental Indenture, dated as of March 16, 2020, between Cigna Corporation and U.S. Bank, National Association, as trustee	Filed by the registrant as Exhibit 4.1 to the Current Report on Form 8-K on March 16, 2020 and incorporated herein by reference.
4.1(f)	Fifth Supplemental Indenture, dated as of March 3, 2021, between Cigna Corporation and U.S. Bank National Association, as trustee	Filed by the registrant as Exhibit 4.1 to the Current Report on Form 8-K on March 3, 2021 and incorporated herein by reference.
4.1 (g)	Sixth Supplemental Indenture, dated as of March 7, 2023, between Cigna Corporation and U.S. Bank National Association, as trustee	Filed by the registrant as Exhibit 4.1 to the Current Report on Form 8-K on March 7, 2023 and incorporated herein by reference.
4.2	Registration Rights Agreement, dated as of October 11, 2019, by and among Cigna Corporation, as the Issuer, Cigna Holding Company and Express Scripts Holding Company, each as guarantors, and J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., and Wells Fargo Securities, LLC, each as dealer managers	Filed by the registrant as Exhibit 4.2 to the Current Report on Form 8-K on October 11, 2019 and incorporated herein by reference.
4.3(a)	Senior Indenture dated as of August 16, 2006 between Cigna Holding Company (formerly Cigna Corporation) and U.S. Bank National Association	Filed by CHC as Exhibit 4.1(a) to the Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.
4.3(b)	Supplemental Indenture No. 1 dated as of November 10, 2006 between Cigna Holding Company and U.S. Bank National Association	Filed by CHC as Exhibit 4.1(b) to the Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.
4.3(c)	Supplemental Indenture No. 8 dated as of November 10, 2011 between Cigna Holding Company and U.S. Bank National Association	Filed by CHC as Exhibit 4.1 to the Current Report on Form 8-K on November 14, 2011 and incorporated herein by reference.

4.3(d)	Supplemental Indenture No. 9 dated as of March 20, 2015, between Cigna Holding Company and U.S. Bank National Association, as trustee	Filed by CHC as Exhibit 4.1 to the Current Report on Form 8-K on March 26, 2015 and incorporated herein by reference.
4.3(e)	Supplemental Indenture No. 10 dated as of September 14, 2017 between Cigna Holding Company and U.S. Bank National Association, as trustee	Filed by CHC as Exhibit 4.1 to the Current Report on Form 8-K filed September 14, 2017 and incorporated herein by reference.
4.3(f)	Supplemental Indenture No. 11 dated as of December 20, 2018, by and among Cigna Corporation, Cigna Holding Company and U.S. Bank National Association, as trustee	Filed by the registrant as Exhibit 4.1 to the Current Report on Form 8-K on December 20, 2018 and incorporated herein by reference.
4.3(g)	Supplemental Indenture No. 12, dated as of October 11, 2019, among Cigna Holding Company, as Issuer, Cigna Corporation, as parent guarantor, and U.S. Bank National Association, as trustee	Filed by the registrant as Exhibit 4.3 to the Current Report on Form 8-K on October 11, 2019 and incorporated herein by reference.
4.4(a)	Indenture dated as of January 1, 1994 between Cigna Holding Company (formerly Cigna Corporation) and Marine Midland Bank	Filed by CHC as Exhibit 4.2 to the Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
4.4(b)	Supplemental Indenture No. 1 dated as of December 20, 2018, by and among Cigna Corporation (formerly Halfmoon Parent, Inc.), Cigna Holding Company and HSBC Bank USA, National Association (as successor to Marine Midland Bank, N.A.), as trustee	Filed by the registrant as Exhibit 4.2 to the Current Report on Form 8-K on December 20, 2018 and incorporated herein by reference.
4.4(c)	Supplemental Indenture No. 2, dated as of October 11, 2019, among Cigna Holding Company, as Issuer, Cigna Corporation, as parent guarantor, and HSBC Bank USA, National Association, as trustee	Filed by the registrant as Exhibit 4.4 to the Current Report on Form 8-K on October 11, 2019 and incorporated herein by reference.
4.5(a)	Indenture dated as of June 30, 1988 between Cigna Holding Company (formerly Cigna Corporation) and Bankers Trust Company	Filed by CHC as Exhibit 4.3 to the Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
4.5(b)	Supplemental Indenture No. 1 dated as of December 20, 2018, by and among Cigna Corporation (formerly Halfmoon Parent, Inc.), Cigna Holding Company and Deutsche Bank Trust Company Americas, a New York banking corporation (as successor to Bankers Trust Company), as trustee	Filed by the registrant as Exhibit 4.3 to the Current Report on Form 8-K on December 20, 2018 and incorporated herein by reference.
4.6(a)	Indenture, dated as of November 21, 2011, among Express Scripts, Inc., Express Scripts Holding Company (formerly Aristotle Holding, Inc.), the other subsidiaries of Express Scripts Holding Company party thereto and Wells Fargo Bank, National Association, as trustee	Filed by Express Scripts, Inc. ("ESI") as Exhibit 4.1 to the Current Report on Form 8-K filed November 25, 2011 and incorporated herein by reference.
4.6(b)	Fourth Supplemental Indenture, dated as of November 21, 2011, among Express Scripts, Inc., Express Scripts Holding Company, the other subsidiaries of Express Scripts Holding Company party thereto and Wells Fargo Bank, National Association, as trustee	Filed by ESI as Exhibit 4.5 to the Current Report on Form 8-K on November 25, 2011 and incorporated herein by reference.
4.6(c)	Eighth Supplemental Indenture, dated as of April 2, 2012, among Express Scripts, Inc., Express Scripts Holding Company, Medco Health Solutions, Inc., the other subsidiaries of Express Scripts Holding Company party thereto and Wells Fargo Bank, National Association, as trustee	Filed by Express Scripts Holding Company ("ESRX") as Exhibit 4.1 to the Current Report on Form 8-K on April 6, 2012 and incorporated herein by reference.
4.6(d)	Thirteenth Supplemental Indenture, dated as of June 5, 2014, among Express Scripts Holding Company, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee	Filed by ESRX as Exhibit 4.3 to the Current Report on Form 8-K on June 5, 2014 and incorporated herein by reference.
4.6(e)	Seventeenth Supplemental Indenture, dated as of February 25, 2016, among Express Scripts Holding Company, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee	Filed by ESRX as Exhibit 4.2 to the Current Report on Form 8-K on February 25, 2016 and incorporated herein by reference.
4.6(f)	Eighteenth Supplemental Indenture, dated as of July 5, 2016, among Express Scripts Holding Company, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee	Filed by ESRX as Exhibit 4.1 to the Current Report on Form 8-K on July 5, 2016 and incorporated herein by reference.
4.6(g)	Nineteenth Supplemental Indenture, dated as of July 5, 2016, among Express Scripts Holding Company, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee	Filed by ESRX as Exhibit 4.2 to the Current Report on Form 8-K on July 5, 2016 and incorporated herein by reference.

4.6(h)	Twentieth Supplemental Indenture, dated as of July 5, 2016, among Express Scripts Holding Company, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee	Filed by ESRX as Exhibit 4.3 to the Current Report on Form 8-K on July 5, 2016 and incorporated herein by reference.
4.6(i)	Twenty-Fifth Supplemental Indenture dated as of December 20, 2018, by and among Cigna Corporation, Express Scripts Holding Company and Wells Fargo Bank, National Association, as trustee	Filed by the registrant as Exhibit 4.4 to the Current Report on Form 8-K on December 20, 2018 and incorporated herein by reference.
4.6(j)	Twenty-Sixth Supplemental Indenture, dated as of October 11, 2019, among Express Scripts Holding Company, as Issuer, Cigna Corporation, as parent guarantor, and Wells Fargo Bank, National Association, as trustee	Filed by the registrant as Exhibit 4.5 to the Current Report on Form 8-K on October 11, 2019 and incorporated herein by reference.
4.7	Description of Securities	Filed herewith.

Exhibits 10.1 through 10.26 are identified as compensatory plans, management contracts or arrangements pursuant to Item 15 of Form 10-K.

10.1(a)	Cigna Long-Term Incentive Plan, amended and restated effective April 28, 2021 (the "Cigna LTIP")	Filed by the registrant as Exhibit 10.1 to the Current Report on Form 8-K on May 3, 2021 and incorporated herein by reference.
10.1(b)	Amendment No.1 to the Cigna Long-Term Incentive Plan effective December 1, 2022	Filed by the registrant as Exhibit 10.1(b) to the Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated herein by reference.
10.1(c)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by CHC as Exhibit 10.3 to Form 10-Q for the period ended March 31, 2015 and incorporated herein by reference.
10.1(d)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by CHC as Exhibit 10.3 to Form 10-Q for the period ended March 31, 2017 and incorporated herein by reference.
10.1(e)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by CHC as Exhibit 10.5 to Quarterly Report on Form 10-Q for the period ended March 31, 2018 and incorporated herein by reference.
10.1(f)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by the registrant as Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended March 31, 2019 and incorporated herein by reference.
10.1(g)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by the registrant as Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
10.1(h)	Form of Cigna LTIP: Strategic Performance Share Grant Agreement	Filed by the registrant as Exhibit 10.1 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(i)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by the registrant as Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(j)	Form of Cigna LTIP: Restricted Stock Grant Agreement	Filed by the registrant as Exhibit 10.3 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(k)	Form of Cigna Stock Unit Plan: Restricted Stock Unit Grant Agreement	Filed by the registrant as Exhibit 10.4 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.

10.1(l)	Form of Cigna LTIP: Strategic Performance Share Grant Agreement	Filed by the registrant as Exhibit 10.1 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(m)	Form of Cigna LTIP: Nonqualified Stock Option Grant Agreement	Filed by the registrant as Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(n)	Form of Cigna LTIP: Restricted Stock Grant Agreement	Filed by the registrant as Exhibit 10.3 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(o)	Form of Cigna LTIP: Restricted Stock Unit Grant Agreement	Filed by the registrant as Exhibit 10.4 to Quarterly Report on Form 10-Q for the period ended March 31, 2021 and incorporated herein by reference.
10.1(p)	Form of Cigna LTIP: Covenant Agreement	Filed by the registrant as Exhibit 10.5 to Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.
10.2	Cigna Corporation Stock Plan, as amended through July 2000	Filed by CHC as Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
10.3	Cigna Stock Unit Plan, as amended and restated effective February 22, 2017	Filed by CHC as Exhibit 10.5 to the Quarterly Report on Form 10-Q for the period ended March 31, 2017 and incorporated herein by reference.
10.4(a)	Express Scripts Holding Company 2016 Long-Term Incentive Plan (the "ESRX LTIP")	Filed by ESRX as Appendix A to ESRX's Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, filed March 21, 2016 and incorporated herein by reference.
10.4(b)	Form of Stock Option Grant Notice for Non-Employee Directors used with respect to grants of stock options by Express Scripts Holding Company to non-employee directors under the ESRX LTIP	Filed by ESRX as Exhibit 10.4 to the Current Report on Form 8-K on May 4, 2016 and incorporated herein by reference.
10.4(c)	Form of Stock Option Grant Notice used with respect to grants of stock options by Express Scripts Holding Company under the ESRX LTIP	Filed by ESRX as Exhibit 10.7 to Current Report on Form 8-K on May 4, 2016 and incorporated herein by reference.
10.5(a)	Express Scripts, Inc. 2011 Long-Term Incentive Plan (as amended and restated effective April 2, 2012) (the "ESI LTIP")	Filed by the registrant as Exhibit 4.10 to the Registration Statement on Form S-8 (No. 333-228930) on December 20, 2018 and incorporated herein by reference.
10.5(b)	Form of Stock Option Grant Notice for Non-Employee Directors used with respect to grants of stock options by Express Scripts Holding Company under the ESI LTIP	Filed by ESRX as Exhibit 10.6 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference.
10.5(c)	Form of Stock Option Grant Notice used with respect to grants of stock options by Express Scripts Holding Company under the ESI LTIP	Filed by ESRX as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and incorporated herein by reference.
10.6	Medco Health Solutions, Inc. 2002 Stock Incentive Plan (as amended and restated effective April 2, 2012)	Filed by the registrant as Exhibit 4.11 to the Registration Statement on Form S-8 (No. 333-228930) on December 20, 2018 and incorporated herein by reference.

10.7	Deferred Compensation Plan for Directors of Cigna Corporation, as amended and restated January 1, 1997	Filed by CHC as Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference.
10.8	Cigna Deferred Compensation Plan, as amended and restated October 24, 2001	Filed by CHC as Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference.
10.9	Cigna Deferred Compensation Plan of 2005 effective as of January 1, 2005	Filed by the registrant as Exhibit 4.6 to the Registration Statement on Form S-8 (No. 333-228930) on December 20, 2018 and incorporated herein by reference.
10.10	Express Scripts, Inc. Amended and Restated Executive Deferred Compensation Plan (effective December 31, 2004 and grandfathered for the purposes of Section 409A of the Code)	Filed by ESI as Exhibit No. 10.1 to the Current Report on Form 8-K on May 25, 2007 and incorporated herein by reference.
10.11(a)	Express Scripts, Inc. Executive Deferred Compensation Plan of 2005 (as amended and restated effective December 20, 2018)	Filed by the registrant as Exhibit 4.13 to the Registration Statement on Form S-8 (No. 333-228930) on December 20, 2018 and incorporated herein by reference.
10.11(b)	Amendment No. 1 to the Express Scripts, Inc. Executive Deferred Compensation Plan of 2005	Filed by the registrant as Exhibit 10.12(b) to the Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.
10.11(c)	Amendment No. 2 to the Express Scripts, Inc. Executive Deferred Compensation Plan of 2005	Filed by the registrant as Exhibit 10.3 to Quarterly Report on Form 10-Q for the period ended June 30, 2021 and incorporated herein by reference.
10.12(a)	Cigna Supplemental Pension Plan as amended and restated effective August 1, 1998	Filed by CHC as Exhibit 10.15(a) to the Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
10.12(b)	Amendment No. 1 to the Cigna Supplemental Pension Plan, amended and restated effective as of September 1, 1999	Filed by CHC as Exhibit 10.15(b) to the Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
10.12(c)	Amendment No. 2 dated December 6, 2000 to the Cigna Supplemental Pension	Filed by CHC as Exhibit 10.16(c) to the Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference.
10.13(a)	Cigna Supplemental Pension Plan of 2005 effective as of January 1, 2005	Filed by CHC as Exhibit 10.15 to the Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
10.13(b)	Amendment No. 1 to the Cigna Supplemental Pension Plan of 2005	Filed by CHC as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2009 and incorporated herein by reference.
10.14(a)	Cigna Supplemental 401(k) Plan effective January 1, 2010	Filed by the registrant as Exhibit 4.7 to the Registration Statement on Form S-8 (No. 333-228930) on December 20, 2018 and incorporated herein by reference.
10.14(b)	Amendment No. 1 to the Cigna Supplemental 401(k) Plan	Filed by the registrant as Exhibit 10.15(b) to the Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.
10.14(c)	Amendment No. 2 to the Cigna Supplemental 401(k) Plan	Filed by the registrant as Exhibit 10.15(c) to the Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.

10.14(d)	Amendment No. 3 to the Cigna Supplemental 401(k) Plan	Filed by the registrant as Exhibit 10.15(d) to the Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated herein by reference.
10.15	Cigna Corporation Non-Employee Director Compensation Program amended and restated effective February 26, 2014	Filed by CHC as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2014 and incorporated herein by reference.
10.16(a)	Cigna Corporation Non-Employee Director Compensation Program, amended and restated effective January 1, 2022	Filed by the registrant as Exhibit 10.17(a) to the Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.16(b)	Cigna Corporation Non-Employee Director Compensation Program, amended and restated effective April 1, 2022	Filed by the registrant as Exhibit 10.17(b) to the Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.
10.17	Cigna Corporation Director Equity Plan, as amended December 4, 2020	Filed by the registrant as Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2020 and incorporated herein by reference.
10.18	Cigna Restricted Share Equivalent Plan for Non-Employee Directors as amended and restated effective January 1, 2008	Filed by CHC as Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.
10.19	Deferred Compensation Plan of 2005 for Directors of Cigna Corporation, Amended and Restated effective April 28, 2010	Filed by the registrant as Exhibit 4.8 to the Registration Statement on Form S-8 (No. 333-228930) on December 20, 2018 and incorporated herein by reference.
10.20	Form of Indemnification Agreement with Express Scripts Holding Company's executive officers and former members of the Express Scripts Holding Company's board of directors	Filed by ESRX as Exhibit 10.1 to the Current Report on Form 8-K on March 5, 2014 and incorporated herein by reference.
10.21	Cigna Executive Severance Benefits Plan as amended and restated effective December 21, 2020	Filed by the registrant as Exhibit 10.1 to the Current Report on Form 8-K on October 30, 2020 and incorporated herein by reference.
10.22	Description of Cigna Corporation Financial Services Program	Filed by CHC as Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.
10.23	Offer Letter for Eric P. Palmer dated January 16, 2024	Filed herewith.
10.24	Offer Letter for Nicole S. Jones dated September 14, 2023	Filed by the registrant as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2023 and incorporated herein by reference.
10.25	Offer Letter for Noelle K. Eder dated September 14, 2023	Filed by the registrant as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2023 and incorporated herein by reference.
10.26	Offer letter for Brian Evanko dated January 16, 2024	Filed herewith.
10.27	Revolving Credit and Letter of Credit Agreement, dated as of April 28, 2022, with the banks named therein, JPMorgan Chase Bank, N.A., as administrative agent, BofA Securities, Inc., Citibank, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank, LTD and Wells Fargo Securities, LLC, as joint lead arrangers and joint bookrunners	Filed by the registrant as Exhibit 10.1 to the Current Report on Form 8-K on April 29, 2022 and incorporated herein by reference.

10.28	Master Transaction Agreement, dated February 4, 2013 among Connecticut General Life Insurance Company, Berkshire Hathaway Life Insurance Company of Nebraska and, solely for purposes of Sections 3.10, 6.1, 6.3, 6.4, 6.6, 6.9 and Articles II, V, VII and VIII, thereof, National Indemnity Company (including the Forms of Retrocession Agreement, the Collateral Trust Agreement, the Security and Control Agreement, the Surety Policy and the ALC Model Purchase Option Agreement as exhibits)	Filed by CHC as Exhibit 10.29 to the Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.
21	Subsidiaries of the Registrant	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Chief Executive Officer of The Cigna Group pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934	Filed herewith.
31.2	Certification of Chief Financial Officer of The Cigna Group pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934	Filed herewith.
32.1	Certification of Chief Executive Officer of The Cigna Group pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350	Furnished herewith.
32.2	Certification of Chief Financial Officer of The Cigna Group pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350	Furnished herewith.
97.1	Incentive Compensation Clawback Policy	Filed herewith.
101	The following materials from The Cigna Group's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Cash Flows; (v) the Consolidated Statements of Changes in Total Equity; (vi) the Notes to Consolidated Financial Statements; and (vii) Financial Statement Schedules I and II.	Filed herewith.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	Filed herewith.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves and you should not rely on them for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

Item 16. *FORM 10-K SUMMARY*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024

THE CIGNA GROUP

By: /s/ Brian C. Evanko
Brian C. Evanko
Executive Vice President, Chief Financial Officer, The Cigna Group, and President and Chief Executive Officer, Cigna Healthcare
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 29, 2024.

Signature	Title
/s/ David M. Cordani	
David M. Cordani	Chairman and Chief Executive Officer
	(Principal Executive Officer)
/s/ Brian C. Evanko	
Brian C. Evanko	Executive Vice President, Chief Financial Officer, The Cigna Group, and President and Chief Executive Officer, Cigna Healthcare
	(Principal Financial Officer)
/s/ Mary T. Agoglia Hoeltzel	
Mary T. Agoglia Hoeltzel	Senior Vice President, Tax and Chief Accounting Officer
	(Principal Accounting Officer)
/s/ William J. DeLaney	
William J. DeLaney	Director
/s/ Eric J. Foss	
Eric J. Foss	Director
/s/ Elder Granger, M.D.	
Elder Granger, M.D.	Director
/s/ Neesha Hathi	
Neesha Hathi	Director

/s/ George Kurian	
George Kurian	Director
/s/ Kathleen M. Mazzarella	
Kathleen M. Mazzarella	Director
/s/ Mark B. McClellan, M.D.	
Mark B. McClellan, M.D.	Director
/s/ Philip O. Ozuah, M.D., Ph.D.	
Philip O. Ozuah	Director
/s/ Kimberly A. Ross	
Kimberly A. Ross	Director
/s/ Eric C. Wiseman	
Eric C. Wiseman	Lead Independent Director
/s/ Donna F. Zarcone	
Donna F. Zarcone	Director

[This Page Intentionally Left Blank]

THE CIGNA GROUP AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENT SCHEDULES

Schedules other than those listed above are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

THE CIGNA GROUP AND SUBSIDIARIES

SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE CIGNA GROUP
(REGISTRANT)
STATEMENTS OF INCOME

		For the Years Ended December 31,	
(In millions)	**2023**	**2022** [1]	**2021** [1]
Revenues			
Net investment income	$ 22	$ 5	$ —
Intercompany interest income	516	478	471
Total revenues	538	483	471
Operating expenses			
Selling, general and administrative expenses	2	2	8
Total operating expenses	2	2	8
Income from operations	536	481	463
Interest and other expense	(1,332)	(1,215)	(1,197)
Intercompany interest expense	(118)	(147)	(13)
Debt extinguishment costs	—	—	(131)
Loss before income taxes	(914)	(881)	(878)
Income tax benefits	(192)	(183)	(180)
Loss of Parent Company	(722)	(698)	(698)
Equity in income of subsidiaries	5,886	7,402	6,068
Shareholders' net income	5,164	6,704	5,370
Shareholders' other comprehensive income (loss), net of tax			
Net unrealized appreciation (depreciation) on securities and derivatives	503	(1,598)	(302)
Net long-duration insurance and contractholder liabilities measurement adjustments	(715)	509	67
Net translation gains (losses) of foreign currencies	5	79	(218)
Postretirement benefits liability adjustment	1	420	410
Shareholders' other comprehensive loss, net of tax	(206)	(590)	(43)
Shareholders' comprehensive income	$ 4,958	$ 6,114	$ 5,327

[1] *Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 1 to Schedule 1 for further information.*

See Notes to Financial Statements on the following pages.

THE CIGNA GROUP AND SUBSIDIARIES

SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE CIGNA GROUP
(REGISTRANT)
BALANCE SHEETS

(In millions)		As of December 31, 2023		As of December 31, 2022 [1]
Assets				
Cash and cash equivalents	$	303	$	115
Other current assets		6		6
Total current assets		309		121
Investments in subsidiaries		69,703		70,679
Intercompany receivable		11,475		10,366
Other non-current assets		77		99
TOTAL ASSETS	$	81,564	$	81,265
Liabilities				
Short-term debt	$	2,448	$	2,749
Other current liabilities		1,854		1,295
Total current liabilities		4,302		4,044
Long-term debt		27,151		26,815
Intercompany payable		3,874		5,705
Other non-current liabilities		14		26
TOTAL LIABILITIES		35,341		36,590
Shareholders' Equity				
Common stock (shares issued, 400 and 398; authorized, 600)		4		4
Additional paid-in capital		30,669		30,233
Accumulated other comprehensive loss		(1,864)		(1,658)
Retained earnings		41,652		37,940
Less treasury stock, at cost		(24,238)		(21,844)
TOTAL SHAREHOLDERS' EQUITY		46,223		44,675
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	81,564	$	81,265

[1] *Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 1 to Schedule 1 for further information.*

See Notes to Financial Statements on the following pages.

THE CIGNA GROUP AND SUBSIDIARIES

SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE CIGNA GROUP
(REGISTRANT)
STATEMENTS OF CASH FLOWS

(In millions)	For the Years Ended December 31,		
	2023	**2022** [1]	**2021** [1]
Cash Flows from Operating Activities			
Shareholders' net income	$ 5,164	$ 6,704	$ 5,370
Adjustments to reconcile shareholders' net income			
to net cash provided by operating activities			
Equity in income of subsidiaries	**(5,886)**	(7,402)	(6,068)
Debt extinguishment costs	—	—	131
Dividends received from subsidiaries	**1,381**	2,056	2,726
Other liabilities	**540**	5	184
Other, net	**640**	298	439
NET CASH PROVIDED BY OPERATING ACTIVITIES	**1,839**	1,661	2,782
Cash Flows from Investing Activities			
Net change in amounts due from affiliates	**622**	(901)	(1,007)
Net proceeds from short-term investments sold (purchased)	—	99	(50)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**622**	(802)	(1,057)
Cash Flows from Financing Activities			
Net change in amounts due to affiliates	**1,473**	10,392	2,062
Net change in commercial paper	**1,237**	(2,027)	997
Payments for debt extinguishment	—	—	(126)
Repayment of long-term debt	**(2,822)**	(430)	(4,199)
Net proceeds on issuance of long-term debt	**1,491**	—	4,260
Issuance of common stock	**187**	389	326
Common dividends paid	**(1,450)**	(1,384)	(1,341)
Repurchase of common stock	**(2,284)**	(7,607)	(7,742)
Tax withholding on stock compensation and other	**(110)**	(73)	(86)
NET CASH USED IN FINANCING ACTIVITIES	**(2,278)**	(740)	(5,849)
Net increase (decrease) in cash, cash equivalents and restricted cash	**183**	119	(4,124)
Cash, cash equivalents and restricted cash, beginning of year	**152**	33	4,157
Cash, cash equivalents and restricted cash, end of year [2]	$ 335	$ 152	$ 33
Noncash Investing and Financing Activities:			
Net amounts due to/(from) affiliates settled through capital transactions	**(5,221)**	(5,037)	(8,429)

[1] Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts in 2023. See Note 1 to Schedule 1 for further information.

[2] Includes restricted cash reported in Other non-current assets as of December 31, 2023 and December 31, 2022.

See Notes to Financial Statements on the following pages.

THE CIGNA GROUP AND SUBSIDIARIES

SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE CIGNA GROUP (REGISTRANT)
NOTES TO CONDENSED FINANCIAL STATEMENTS

The accompanying condensed financial statements should be read in conjunction with the Consolidated Financial Statements and the accompanying notes thereto contained in this Annual Report on Form 10-K ("Form 10-K").

Note 1 - For purposes of these condensed financial statements, The Cigna Group's (the "Company") wholly-owned and majority-owned subsidiaries are recorded using the equity method of accounting. On January 1, 2023, The Cigna Group and its subsidiaries adopted Targeted Improvements to the Accounting for Long-Duration Contracts, Accounting Standards Update ("ASU") 2018-12 and related amendments. See Note 2 - Summary of significant accounting policies included in Part II, Item 8 of this Form 10-K for a description of the key provisions and impacts.

The Cigna Group, through its predecessor companies, was incorporated in Delaware in 1981. Cigna Corporation was renamed The Cigna Group in February 2023.

Note 2 - See Note 8 – Debt included in Part II, Item 8 of this Form 10-K for a description of the short-term and long-term debt obligations of The Cigna Group and its subsidiaries.

Short-term and Credit Facilities Debt

Revolving Credit Agreements. Our revolving credit agreements provide us with the ability to borrow amounts for general corporate purposes, including for the purpose of providing liquidity support if necessary under our commercial paper program discussed below. As of December 31, 2023, there were no outstanding balances under these revolving credit agreements.

In April 2023, The Cigna Group entered into the following revolving credit agreements (the "Credit Agreements"):

- a $4.0 billion five-year revolving credit and letter of credit agreement that will mature in April 2028 with an option to extend the maturity date for additional one-year periods, subject to consent of the banks. The Company can borrow up to $4.0 billion under the credit agreement for general corporate purposes, with up to $500 million available for issuance of letters of credit.
- a $1.0 billion 364-day revolving credit agreement that will mature in April 2024. The Company can borrow up to $1.0 billion under the credit agreement for general corporate purposes. This agreement includes the option to "term out" any revolving loans that are outstanding at maturity by converting them into a term loan maturing on the one-year anniversary of conversion.

Each of the Credit Agreements include an option to increase commitments in an aggregate amount of up to $1.5 billion across both facilities for a maximum total commitment of $6.5 billion. The Credit Agreements allow for borrowings at either a base rate or an adjusted term Secured Overnight Funding Rate ("SOFR") plus, in each case, an applicable margin based on the Company's senior unsecured credit ratings.

Each of the two facilities is diversified among 21 banks. Each facility also contains customary covenants and restrictions, including a financial covenant that the Company's leverage ratio, as defined in the Credit Agreements, may not exceed 60%, subject to certain exceptions upon the consummation of an acquisition.

The Credit Agreements replaced a prior $3.0 billion five-year revolving credit and letter of credit agreement maturing on April 2027, a $1.0 billion three-year revolving credit agreement maturing on April 2025 and a $1.0 billion 364-day revolving credit agreement maturing in April 2023.

Commercial Paper. Under our commercial paper program, we may issue short-term, unsecured commercial paper notes privately placed on a discounted basis through certain broker-dealers at any time not to exceed an aggregate amount of $5.0 billion. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. The net proceeds of issuances have been and are expected to be used for general corporate purposes. The commercial paper program had approximately $1.2 billion outstanding at December 31, 2023 and an average interest rate of 5.63%.

Long-Term Debt

Debt Issuance and Debt Tender Offers. On February 5, 2024, we issued $4.5 billion of new senior notes. The proceeds from this debt were used to pay the consideration for the cash tender offers as described below. We intend to use the remaining net proceeds to fund the repayment of our senior notes maturing in March 2024 and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock.

Concurrent with the debt issuance, The Company and its subsidiaries commenced tender offers to purchase for cash up to $2.25 billion in aggregate principal amount of outstanding notes, which included any and all of the $1.0 billion senior notes due June 2024. Following the early tender results, we increased the tender offers to up to $2.55 billion. On February 22, 2024, we purchased $1.8 billion principal amount of notes at early settlement of the tender offers. The tender offers will expire on March 5, 2024.

On March 7, 2023, the Company issued $1.5 billion of new senior notes. The proceeds of this issuance were used for general corporate purposes, and included repayment of outstanding debt securities. Interest on this debt is paid semi-annually.

Principal	Maturity Date	Interest Rate	Net Proceeds
$700 million [1]	March 15, 2026	5.685%	$698 million
$800 million [2]	March 15, 2033	5.400%	$796 million

[1] *Redeemable at any time discounted at the U.S. Treasury rate plus 20 basis points. Redeemable at par on or after March 15, 2024.*
[2] *Redeemable at any time discounted at the U.S. Treasury rate plus 25 basis points. Redeemable at par on or after December 15, 2032.*

Debt Maturities. Maturities of the Company's long-term debt are as follows and exclude the impacts of the 2024 debt issuance and debt tender offers discussed above.

(In millions)	
2024	$ 1,214
2025	$ 2,957
2026	$ 2,734
2027	$ 2,056
2028	$ 3,800
Maturities after 2028	$ 15,091

Debt Covenants. The Company was in compliance with its debt covenants as of December 31, 2023.

Note 3 - The Company's intercompany receivables consist primarily of net intercompany loan amounts due from Evernorth Health, Inc. of $8.5 billion as of December 31, 2023 and $8.3 billion as of December 31, 2022. Interest income on the loan receivable was accrued at an average rate of 5.21% in 2023.

The Company's intercompany payables primarily reflect intercompany balances related to cash pooling arrangements as well as net intercompany loan borrowing from three indirect wholly-owned subsidiaries as of December 31, 2023. Interest expense on the loan payable was accrued at an average rate of 3.65% in 2023.

Note 4 - The Company guaranteed approximately $2.9 billion primarily related to intercompany indebtedness and financial obligations of certain direct and indirect wholly-owned subsidiaries. There were immaterial liabilities required for these guarantees as of December 31, 2023. Effective January 2024, the amount of such guarantees increased to $6.4 billion.

Note 5 - In February 2024, as part of our existing share repurchase program, we entered into separate ASR agreements ("2024 ASR agreements") with Deutsche Bank AG and Bank of America, N.A. (collectively, the "2024 Counterparties") to repurchase $3.2 billion of common stock in aggregate. We remitted $3.2 billion to the 2024 Counterparties and received an initial delivery of approximately 7.6 million shares of our common stock on February 15, 2024 representing $2.6 billion of the total remitted. We expect final settlement under the 2024 ASR agreements to occur in the second quarter of 2024.

THE CIGNA GROUP AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In millions) Description	Balance at beginning of year		Charged (Credited) to costs and expenses		Charged (Credited) to other accounts		Other deductions		Balance at end of year
2023									
Investment asset valuation reserves									
Available-for-sale debt securities	$	44	$	11	$	—	$	(22)	$	33
Commercial mortgage loans	$	21	$	10	$	—	$	—	$	31
Accounts receivable, net	$	160	$	90	$	1	$	(88)	$	163
Deferred tax asset valuation allowance	$	208	$	1,286	$	4	$	—	$	1,498
Reinsurance recoverables	$	35	$	—	$	—	$	—	$	35
2022									
Investment asset valuation reserves									
Available-for-sale debt securities	$	23	$	43	$	—	$	(22)	$	44
Commercial mortgage loans	$	6	$	15	$	—	$	—	$	21
Accounts receivable, net	$	126	$	99	$	—	$	(65)	$	160
Deferred tax asset valuation allowance	$	246	$	(13)	$	(25)	$	—	$	208
Reinsurance recoverables [1]	$	28	$	7	$	—	$	—	$	35
2021									
Investment asset valuation reserves									
Available-for-sale debt securities	$	26	$	29	$	—	$	(32)	$	23
Commercial mortgage loans	$	6	$	—	$	—	$	—	$	6
Accounts receivable, net	$	156	$	54	$	—	$	(84)	$	126
Deferred tax asset valuation allowance	$	207	$	23	$	16	$	—	$	246
Reinsurance recoverables [1]	$	30	$	(2)	$	—	$	—	$	28

[1] *Amounts have been restated to reflect the adoption of Targeted Improvements to the Accounting for Long-Duration Contracts ("LDTI") in 2023. See Note 2 to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for further information.*

Exhibit 21

Exhibit 21 – Subsidiaries of the Registrant

Listed below are subsidiaries of The Cigna Group as of December 31, 2023 with their jurisdictions of organization. Those subsidiaries not listed would not, in the aggregate, constitute a "significant subsidiary" of The Cigna Group, as that term is defined in Rule 1-02(w) of Regulation S-X.

Entity Name	Jurisdiction
Accredo Health Group, Inc.	Delaware
Accredo Health, Incorporated	Delaware
Allegiance Life & Health Insurance Company	Montana
American Retirement Life Insurance Company	Ohio
Ascent Health Services LLC	Delaware
Bravo Health Mid-Atlantic, Inc.	Maryland
Bravo Health Pennsylvania, Inc.	Pennsylvania
Care Continuum, Inc.	Kentucky
CareCore NJ, LLC	New Jersey
Chiro Alliance Corporation	Florida
Cigna & CMB Life Insurance Company Limited	China
Cigna Arbor Life Insurance Company	Connecticut
Cigna Dental Health Of California, Inc.	California
Cigna Dental Health Of Colorado, Inc.	Colorado
Cigna Dental Health Of Delaware, Inc.	Delaware
Cigna Dental Health Of Florida, Inc.	Florida
Cigna Dental Health Of Kansas, Inc.	Kansas
Cigna Dental Health Of Kentucky, Inc.	Kentucky
Cigna Dental Health Of Maryland, Inc.	Maryland
Cigna Dental Health Of Missouri, Inc.	Missouri
Cigna Dental Health Of New Jersey, Inc.	New Jersey
Cigna Dental Health Of North Carolina, Inc.	North Carolina
Cigna Dental Health Of Ohio, Inc.	Ohio
Cigna Dental Health Of Pennsylvania, Inc.	Pennsylvania
Cigna Dental Health Of Texas, Inc.	Texas
Cigna Dental Health Of Virginia, Inc.	Virginia
Cigna Dental Health Plan Of Arizona, Inc.	Arizona
Cigna Europe Insurance Company S.A.-N.V.	Belgium
Cigna-Evernorth Enterprise Services, Inc.	Delaware
Cigna Global Insurance Company Limited	Guernsey
Cigna Global Reinsurance Company, Ltd.	Bermuda
Cigna Health and Life Insurance Company	Connecticut
Cigna HealthCare Mid-Atlantic, Inc.	Maryland
Cigna HealthCare of Arizona, Inc.	Arizona
Cigna HealthCare of California, Inc.	California
Cigna HealthCare of Colorado, Inc.	Colorado
Cigna HealthCare of Connecticut, Inc.	Connecticut

Cigna HealthCare of Florida, Inc.	Florida
Cigna HealthCare of Georgia, Inc.	Georgia
Cigna HealthCare of Illinois, Inc.	Illinois
Cigna HealthCare of Indiana, Inc.	Indiana
Cigna HealthCare of Massachusetts, Inc.	Massachusetts
Cigna HealthCare of New Hampshire, Inc.	New Hampshire
Cigna HealthCare of New Jersey, Inc.	New Jersey
Cigna HealthCare of North Carolina, Inc.	North Carolina
Cigna HealthCare of Pennsylvania, Inc.	Pennsylvania
Cigna HealthCare of South Carolina, Inc.	South Carolina
Cigna HealthCare of St. Louis, Inc.	Missouri
Cigna HealthCare of Tennessee, Inc.	Tennessee
Cigna HealthCare of Texas, Inc.	Texas
Cigna Holding Company	Delaware
Cigna Holdings, Inc.	Delaware
Cigna Insurance Company	Ohio
Cigna Insurance Middle East S.A.L.	Lebanon
Cigna Life Insurance Company of Canada	Canada
Cigna Life Insurance Company of Europe S.A.-N.V.	Belgium
Cigna National Health Insurance Company	Ohio
Cigna Services Middle East FZE	Dubai
Cigna Spruce Holdings GmBH	Switzerland
Cigna Worldwide General Insurance Company Limited	Hong Kong
Cigna Worldwide Insurance Company	Delaware
Connecticut General Corporation	Connecticut
Connecticut General Life Insurance Company	Connecticut
CuraScript, Inc.	Delaware
ESI Mail Pharmacy Service, Inc.	Delaware
Evernorth Accountable Care, LLC	Delaware
Evernorth Health, Inc.	Delaware
Evernorth-VillageMD Care Alliance of NJ, LLC (F/K/A "ENAC of NJ, LLC")	New Jersey
Evernorth Wholesale Distribution, Inc.	Delaware
eviCore Healthcare MSI, LLC	Tennessee
Express Reinsurance Company	Missouri
Express Scripts Administrators LLC	Delaware
Express Scripts Pharmaceutical Procurement, LLC	Delaware
Express Scripts Pharmacy, Inc.	Delaware
Express Scripts Strategic Development, Inc.	New Jersey
Express Scripts Utilization Management Company	Delaware
Express Scripts, Inc.	Delaware
HealthSpring Life & Health Insurance Company, Inc.	Texas
HealthSpring of Florida, Inc.	Florida
Inside RX, LLC	Delaware

Loyal American Life Insurance Company	Ohio
ManipalCigna Health Insurance Company Limited	India
Matrix Healthcare Services, Inc.	Florida
Medco Containment Insurance Company of NY	New York
Medco Containment Life Insurance Company	Pennsylvania
Medco Health Services, Inc.	Delaware
Medco Health Solutions, Inc.	Delaware
MSI Health Organization of Texas, Inc.	Texas
Provident American Life & Health Insurance Company	Ohio
Sterling Life Insurance Company	Illinois
Temple Insurance Company Limited	Bermuda

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268633) and S-8 (Nos. 333-228930, 333-228931 and 333-258507) of The Cigna Group of our report dated February 29, 2024 relating to the financial statements and financial statement schedules, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 29, 2024

Exhibit 31.1

CERTIFICATION

I, DAVID M. CORDANI, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Cigna Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024   /s/ David M. Cordani
                                                   Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, BRIAN C. EVANKO, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Cigna Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024   /s/ Brian C. Evanko
                                                           Executive Vice President, Chief Financial Officer, The Cigna
                                                           Group, and President and Chief Executive Officer, Cigna
                                                           Healthcare

Exhibit 32.1

Certification of Chief Executive Officer of
The Cigna Group pursuant to 18 U.S.C. Section 1350

I certify that, to the best of my knowledge and belief, the Annual Report on Form 10-K of The Cigna Group for the fiscal period ending December 31, 2023 (the "Report"):

(1)   complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of The Cigna Group.

/s/ David M. Cordani
David M. Cordani
Chairman and Chief Executive Officer
February 29, 2024

Exhibit 32.2

Certification of Chief Financial Officer of
The Cigna Group pursuant to 18 U.S.C. Section 1350

I certify that, to the best of my knowledge and belief, the Annual Report on Form 10-K of The Cigna Group for the fiscal period ending December 31, 2023 (the "Report"):

(1)   complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of The Cigna Group.

/s/ Brian C. Evanko

Brian C. Evanko

Executive Vice President, Chief Financial Officer, The Cigna Group, and President and Chief Executive Officer, Cigna Healthcare

February 29, 2024

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1. The Cigna Group Newsroom, Vitality 2023: Americans are optimistic despite facing physical, mental, and financial health challenges, October 25, 2023.
2. The Cigna Group Newsroom, The Cigna Group Reports Strong Fourth Quarter and Full Year 2023 Results, Raises 2024 Adjusted EPS Outlook, and Increases Dividend, February 2, 2024. Q4 Presentation; Q4 Financial Supplement.
3. Our consolidated measures “adjusted income from operations,” earnings per share on that same basis, and “adjusted revenues” are not determined in accordance with principles generally accepted in the U.S. (GAAP) and should not be viewed as substitutes for the most directly comparable GAAP measures “shareholders’ net income,” “earnings per share” and “total revenues.” These measures are each defined and reconciled to the comparable GAAP measures in Part II, Item 7, "Executive Overview" section of our Form 10-K. We use adjusted income from operations as our principal financial measure of operating performance because management believes it best reflects the underlying results of our business operations and permits analysis of trends in underlying revenue, expenses, and profitability.
4. The Cigna Group Newsroom, The Cigna Group Announces Significant Increase to Share Repurchase Program of $10 Billion, December 10, 2023.
5. The Cigna Group internal analysis as of December 2023.
6. Evernorth Health Services, Evernorth EncircleRx, evernorth.com/our-solutions/cardiovascular-disease-diabetes-obesity.
7. Evernorth Health Services Newsroom, Express Scripts Announces Strategic Partnership with Centene to Unlock Greater Prescription Drug Savings, October 25, 2022.
8. The Cigna Group Newsroom, Express Scripts Further Advances Transparency and Affordability for Consumers and Clients, April 13, 2023.
9. Evernorth Health Services Newsroom, Express Scripts Introduces New Option to Give Clients Maximum Simplicity in Drug Pricing, November 13, 2023.
10. Evernorth Health Services Newsroom, Express Scripts Launches New Initiative to Expand Rural Health Care Access Through Partnerships with Independent Pharmacies, April 20, 2023.
11. Evernorth Health Services Newsroom, Evernorth Introduces Innovative Behavioral Health Measurement-Based Care Program, October 5, 2023.
12. Cigna Healthcare Newsroom, Cigna Worldwide Insurance Company Receives Branch License in Saudi Arabia, Plans Growth in the Kingdom, February 6, 2023.
13. The Cigna Group Newsroom, The Cigna Group to Sell Medicare Businesses and CareAllies to Health Care Services Corporation (HCSC), January 31, 2024.
14. The Cigna Group Newsroom, The Cigna Group Recognized as Corporate Sustainability Industry Leader by Dow Jones Sustainability Indices for 7th Consecutive Year, December 12, 2023.
15. The Cigna Group Newsroom, The Cigna Group Named No. 6 Among Best Corporate Citizens by JUST Capital and CNBC, February 5, 2024.
16. Fair360, 2023 Top 50 Companies for Diversity, fair360.com/top-50-list/2023/.
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18. The Cigna Group internal analysis of existing arrangements as of December 2023. Includes The Cigna Group Foundation grants for 2023, employee volunteerism and giving, The Cigna Group charitable giving, and undertaking payments to nonprofits in California and New York, which were precipitated by The Cigna Group combining with Express Scripts in late 2018.
19. The Cigna Group internal analysis of existing arrangements as of December 2023. Value is derived from self-reported hours. Calculated by multiplying total number of employee volunteer hours (self-reported and program specific) by the national value of a traditional hands-on volunteer hour of $31.80 and a skills-based, mentoring, pro bono volunteer hour of $195, taprootfoundation.org/taproot-foundation-announces-that-the-average-hourly-value-of-pro-bono-service-is-now-195/.
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25. The Cigna Group Newsroom, Cigna Healthcare Removes 25 Percent of Medical Services from Prior Authorization, Simplifying the Care Experience for Customers and Clinicians, August 24, 2023.
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33. The Cigna Group Newsroom, The Cigna Group Earns 11th Consecutive Perfect Score for LGBTQ+ Workplace Inclusion, December 20, 2023.
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40. The Cigna Group internal analysis of existing arrangements as of December 2023. Refers to 2023 procurement spend and data received from Tier 1 suppliers.
41. The Cigna Group internal analysis of existing arrangements as of December 2023. Refers to U.S. Employer and Medicare provider population.

All products and services are provided exclusively by or through operating subsidiaries of The Cigna Group, including Cigna Health and Life Insurance Company, Connecticut General Life Insurance Company, Evernorth Health Services companies or their affiliates, and Express Scripts companies or their affiliates. Such products and services include an integrated suite of health services, such as medical, dental, behavioral health, pharmacy, vision, supplemental benefits, and other related products.

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